
Faster
Healthier
Larger
Smaller
Farther
Closer
Cleaner
CORNING
Stronger

Innovation

2005 Annual Report and 2006 Proxy Statement

Corning Incorporated is a diversified technology company with a proud history of developing breakthrough technologies that significantly improve people's lives. We have been changing the world through innovation for more than 150 years, integrating scientific discovery with market need. We focus on high-impact growth opportunities in the telecommunications, flat-panel display, environmental, life sciences and advanced optics industries.

FINANCIAL HIGHLIGHTS:

	2005	2004	2003	2002	2001
Net sales	$4,579	$ 3,854	$3,090	$ 3,164	$ 6,047
Income (loss) from continuing operations	585	(2,185)	(223)	(1,780)	(5,532)
Income from discontinued operations	—	20	—	478	34
Net income (loss)	$ 585	$(2,165)	$ (223)	$(1,302)	$(5,498)
Income (loss) available to common shareholders*	$ 585	$(2,165)	$ (223)	$(1,430)	$(5,499)
Diluted earnings (loss) per common share					
Continuing operations	$ 0.38	$ (1.57)	$ (0.18)	$ (1.85)	$ (5.93)
Discontinued operations	—	0.01	—	0.46	0.04
Net income (loss) per common share	$ 0.38	$ (1.56)	$ (0.18)	$ (1.39)	$ (5.89)

* Includes preferred dividend requirements for Series B convertible preferred stock and Series C mandatory convertible preferred stock.

To our Shareholders:


SEC MAIL PROCESSING
RECEIVED
MAR 08 2006
WASH. D.C.
209
SECTION

2005 proved to be yet another strong year for Corning Incorporated.

We achieved our third consecutive year of improved profitability, excluding special items; and we ended the year with more cash on hand than debt. Most important of all, we made significant strides as innovation leaders in some of the world's most exciting high-growth markets.

While we are delighted with this progress, we are also working to create more balance and stability for the future — keeping our eyes on our ultimate goal of another 150 years of innovation and independence.

In this report, we will review our accomplishments during 2005 and how those accomplishments are part of a strategy for sustained performance over time.

2005 HIGHLIGHTS

Our operating priorities in 2005 were not a surprise. We are following the same path we embarked upon in 2002. We continued to protect our financial health, to improve profitability, to invest in the future and to always live our Values.

Relative to our financial health, we achieved some significant milestones during the year. We returned to investment-grade credit ratings with all three of the major rating agencies. We ended the year with more than $2.4 billion in cash and short-term investments, and $1.8 billion in total outstanding debt. This is the first time in 25 years that we've had more cash than debt. We also met our goal of generating positive free cash flow for the year.

Regarding profitability, we achieved our third consecutive year of significant earnings improvement. Our sales grew 19%, driven primarily by strong growth in our Display Technologies segment. Net profit after taxes was $585 million, compared to a $2.2 billion loss in 2004. We're also doing a good job controlling spending — which is particularly important in light of our dependence on Display.

We invested in our future, reaching some important milestones in each of our growth initiatives for the year.

— We continued to supply the growing needs of the liquid crystal display market with our large-generation LCD glass. We began supplying the world's first commercial quantities of Generation 7 LCD substrates and are now working on Generation 8. We opened our fourth LCD manufacturing plant, and we are making continual process improvements that further extend our position as the world's largest and most-reliable supplier of LCD glass.

The way we grow is through innovation, and the way we innovate is to develop unique products, or keystone components, that solve tough customer problems for new, complex systems.

— We had excellent results in delivering the latest in emissions-control technologies, meeting the needs of diesel engine manufacturers around the world. Our heavy-duty products are winning in the marketplace. We also entered the light-duty diesel market, making strong progress with new filters for clean-diesel passenger cars, and we continue to innovate for future needs.

— In telecommunications, we were encouraged by the news that Verizon Communications plans to extend its fiber-to-the-premises network to another 3 million homes in 2006. They are counting on our fiber and hardware products to help them achieve their goals. We are working closely not only with Verizon, but with other telecommunications customers, developing innovations to help them reduce their network installation cost and deliver the faster networks that consumers are demanding.

— In life sciences, we continued making strides with our unique Epic™ system, which will help our pharmaceutical customers significantly reduce the time it takes to identify and bring new drug discoveries to the marketplace. We expect to commercialize this product in the second half of 2006.

During 2005, we also continued to live our Values: Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual. This is evident not only at the senior leadership level, but throughout our workforce at every Corning location around the world. Our people remain proud of their association with Corning.

OUR STRATEGY: GROWTH THROUGH INNOVATION

Let's take a look at our strategy and how today's efforts fit into our larger picture.

Corning grows through global innovation. Different companies grow in different ways. The way we grow is through innovation, and the way we innovate is to develop unique products, or keystone components, that solve tough customer problems for new, complex systems.

A good example is liquid crystal display. We don't make the LCD televisions you see in your favorite electronics store. We make the glass for the flat-panel screens — highly engineered, thin, flat glass that can undergo some extraordinarily demanding processes, like extreme heat, exposure to chemicals and automated cutting. We sell that glass to the LCD panel manufacturers, who apply a network of microscopic transistors to it — and count on its outstanding attributes to support the intricate communications system. The panel manufacturers, in turn, sell the LCD panels to the electronics producers who develop and produce the computer, television, or other devices that consumers use every day.

In other words, our LCD glass is a keystone component that enables the success of the larger, complex system. That's the innovation recipe we follow for our other products, too — be they substrates in catalytic converters, or optical fiber in a telecommunications network. And for each of our innovations to succeed, our customers' products — and the ultimate end market product or system — must be successful, too.

When everything goes well, our innovations enable high-value systems with large potential markets. Again, this is what we're seeing with LCD. We've seen it before with optical fiber in telecommunications. In years past, it was cathode ray tubes for televisions, and before that, consumer cookware. The markets can grow quite quickly as end customers convert to the new technology.

We will never be able to eliminate the uncertainty and volatility of technology markets and products. But we are making sure that — as we go through our inevitable cycles — we have the financial strength and flexibility to survive. This is why we focus on having a strong balance sheet and positive free cash flow — in other words, stability.

Over time, we are also working to become a more balanced company. With nearly 40% of our revenue and most of our profit coming from Display Technologies, we are far from balanced today. And even as we continue to invest in other opportunities, like diesel, we do expect that it will take at least a decade to become more balanced — to have a healthy portfolio of cash-generating businesses in different significant markets. This may seem like a long time, but it fits with our innovation cycle and with our long-term goals.

LOOKING AHEAD

As we move through 2006, you can expect a lot of consistency from us.

We will continue to protect our financial health. We want to maintain more cash and short-term investments than debt, and to generate free cash flow — results which we hope will help us strengthen our credit rating. Regarding profitability, we want to improve by 15% and continue to control our spending. We'll continue to invest in our future — strengthening our competitive position in LCDs, delivering on our customer commitments in diesel, growing our fiber-to-the-x business globally, and commercializing Epic™ with a path to profitability.

And while the media and analysts may be focused on these near-term growth opportunities, our scientists continue to create our next wave of growth. Our scientists, engineers, market experts and manufacturing professionals work very closely together to identify the difficult problems our potential customers face — from identifying new sources of energy to creating next-generation demands for circuit integration.

So our pipeline remains filled with opportunities. Some may become profitable businesses. Some may never make it out of the lab. But we will always invest in research that will help us apply materials science and manufacturing excellence in new and exciting ways, developing breakthrough technologies that significantly improve people's lives.

As we continue on our journey, we want you to know how much we appreciate your support and confidence. You may continue to expect from us the enduring commitment to research and discovery that has been part of our culture for more than 150 years — and a steadfast adherence to the Values that guide us every step of the way.

Sincerely,

James R. Houghton
Chairman

Wendell P. Weeks
President and Chief Executive Officer

DISPLAY TECHNOLOGIES Corning's innovations in liquid crystal displays have resulted in some of the flattest, cleanest, most stable glass imaginable — all requirements for high-resolution, vivid images on computer screens and entertainment televisions. Our innovation investments are focused on helping us stay in the lead with new products, large sizes and affordable costs for LCD panel manufacturers.

For more than 150 years, Corning's culture of innovation has helped create a better future. Some of the brightest scientific minds in the world have come to Corning laboratories to explore, discover, invent and ultimately

TELECOMMUNICATIONS Innovative products and services from Corning enable telecommunications network carriers to cost-effectively deploy fiber in the last mile. Our researchers are rapidly developing new fiber, cable, hardware and equipment products, all aimed at helping customers lower their costs and making final connections to the home much easier.


do what most other companies would consider impossible.
Our ideas become technologies that continue to make

ENVIRONMENTAL TECHNOLOGIES By configuring the microstructure of aluminum titanate, Corning has developed a robust, durable filter material that is cleaning emissions from diesel passenger cars. The light-duty filters broaden Corning's offerings to the diesel market. We have also won a leading share of heavy-duty applications.

LIFE SCIENCES Corning products are helping pharmaceutical researchers discover new life-saving medicines more quickly and affordably than ever before. The Epic™ system enables nearly 400 cell-level experiments to happen at once — on a surface smaller than the palm of a hand. We expect commercialization of the system in 2006.

the world cleaner, clearer, brighter, faster, healthier. It's the way we do business. It's the way we create.

We always have ... and we always will.

MICROREACTOR

20,000

Each reactor can produce 10,000–20,000 pounds of finished product a year, even though it measures about 4 x 8 inches.

LCD GLASS

GEN 8 glass is 35 times larger than GEN 1.

EPIC™

$38B

In 2005, $38 billion was spent on U.S. drug research.

We understand the opportunity...

ULE MIRROR BLANKS



High-powered telescopes can enable observation of objects 4 billion miles from Earth.

GREEN LASER

30%

30% of all MP3 players sold in 2006 will have video playback capability.

FTTx



58,000

Optical fiber can deliver 58,000 e-mails a second.

DIESEL FILTERS

90%

By 2007, emissions from buses and trucks sold in the U.S. must be up to 90% cleaner than in 2002 models.

FUEL CELLS


15%

Fuel cells will enable 15% more efficiency than current technology.

MICROREACTOR

Chemical companies around the world are facing intense competition from low-cost competitors. The use of microreactors may help companies improve their processes and lower their manufacturing costs — helping them preserve their competitive edge. Corning is looking closely at answering this market need.

LCD GLASS

Today's liquid crystal display industry has a strong appetite for large-size glass substrates. By 2007, Generation 5 and larger-generation sizes are expected to make up more than 80% of LCD glass demand. Maintaining the flat, stable, thin qualities that help deliver a spectacular image is a demanding task — and Corning's been the global leader for years.

EPIC™

In the search for new breakthrough medicines, pharmaceutical researchers isolate molecules associated with a disease and observe their reaction to a potential drug compound. Until now, a fluorescent molecule added to the mix — a "label" — has been the key indicator of the reaction. The fluorescence, though, can lead to errors — both false positive and false negative results — which contribute to the long cycle times of the drug discovery process.

WE UNDERSTAND THE OPPORTUNITY

Our ability to bring life changing innovations to market depends on more than our understanding of a specific technology. Just as importantly, we work very closely with our customers to identify, understand and even predict the most difficult challenges they will face...then apply our technology to help solve the problem.

ULE MIRROR BLANKS

For more than a decade, astronomers have longed to explore the hidden mysteries of the Kuiper Belt, a band of icy debris swirling in deep space. The challenge: creating a telescope with the field of vision and focal power to enable detailed observation of objects.

GREEN LASER

In the past year, photos and streaming video have become commonplace on portable devices like cell phones and MP3 players. But consumers hooked on visual images want more — like the ability to view larger images projected from their pocket-sized electronics. The challenge lies in advanced semiconductor devices and packaging that enable low-cost green lasers.

FTTx

Delivery of high-definition broadcasts, video on demand, telemedicine and other data-heavy Internet applications are in high demand by consumers around the world. Success will go to network providers that bring high-quality broadband services to consumers while keeping their own costs in line in this very competitive industry. Optical fiber remains the fastest broadband option, capable of delivering up to 1,000 megabits per second.

DIESEL FILTERS

The U.S. Environmental Protection Agency has ruled that by 2007, emissions from buses and trucks sold in the United States must be up to 90% cleaner than in 2002 models. Similar regulations are in place in both Europe and Japan. Diesel engine manufacturers around the world are under intense pressure to clean emissions while maintaining engine performance and controlling cost — and Corning is helping them do both.

FUEL CELLS

The worldwide demand for fossil fuels is growing, primarily due to rapid economic development in Asia. Meanwhile, production of oil and natural gas is tight — and environmental concerns about greenhouse gases are growing. Fuel cells using natural gas could offer an alternative at least 15% more efficient than current natural gas-powered generation technologies.


MICROREACTOR
LCD GLASS
EPIC™
...and apply the technology...
ULE MIRROR BLANKS
GREEN LASER
FTTx
DIESEL FILTERS
FUEL CELLS

MICROREACTOR

Microreactors contain complex glass components that optimize the way chemicals are mixed and heated in the manufacturing process. Corning's deep knowledge of glass composition and forming processes is the foundation for developing new components to enable cost-effective chemical processing systems — bringing new value to this market. In the growing field of process innovation, our skills are a very good fit.

LCD GLASS

Corning has been first to market with the large-generation LCD substrate sizes the market demands since the industry began in the 1980s. Our proprietary fusion process creates a continuous sheet of pristine, ultra-thin glass. And we painstakingly monitor hundreds of different variables, ensuring that the product's chemical, physical and dimensional properties remain precise.

EPIC™

Corning's new Epic™ system offers researchers a new way to screen hundreds of drug compounds at once, without the labels that could give misleading results. The Epic™ system innovation represents Corning's unique combination of materials, optics and process expertise — in surfaces, photonics, chemistry and microplate manufacturing.

[illegible]

Once we've identified the demanding requirements of the solutions our customers need, we bring together our best minds in [illegible] science and process excellence. Not many companies have research, engineering and manufacturing working so closely together. At Corning, it's simply part of our culture, and it's [illegible] our new technologies come to life.

ULE MIRROR BLANKS

Corning created a mirror blank for the new Discovery Channel telescope at Lowell Observatory in Flagstaff, Arizona. The blank is made of Corning's proprietary ULE glass material, with the stable properties essential to enabling ultra-sharp images of distant celestial objects like those in the Kuiper Belt.

GREEN LASER

Corning is developing green lasers and testing them with significant players in the consumer electronics industry. We bring some key strengths to the table — like our understanding of advanced optical physics and our dedication to the low-cost manufacturing essential for consumer electronics.

FTTx

The challenge to driving optical technology deeper into telecommunications networks — all the way to the home — has always been reducing the cost and complexity of network installation. Corning's long leadership in optical communications technologies — fiber, cable, hardware and equipment — give us a unique ability to develop innovative solutions to reduce both the time and cost required to install fiber-to-the-x networks — often by as much as half.

DIESEL FILTERS

In 2005, Corning became the market leader in heavy-duty diesel filters and entered the diesel passenger car market, too. We combine materials science with our long experience in cellular ceramics manufacturing to develop innovative filter materials and designs. The result: a unique combination of cost-effective, high-temperature performance and durability for diesel engines.

FUEL CELLS

Corning is developing solid oxide fuel cells using its proprietary, high-strength electrolyte material. The technology is aimed at providing reliable and sustainable electricity sources for future generations. Fuel cells convert the stored energy in fossil fuels to electrical energy using special ceramic assemblies subjected to extremely high temperatures. Corning's deep understanding of the properties of ceramic materials is a strong advantage as we advance this research.

www.corning.com


MICROREACTOR
25 ml
±5%


LCD GLASS




...that
enables
the
end
product.


ULE MIRROR BLANKS


GREEN LASER
corning.com/
to Corning


FTTx




FUEL CELLS

MICROREACTOR

Purer chemicals — efficiently produced — can help chemical processing companies protect and extend their market share and profitability. Industry leaders are keenly interested in game-changing process innovations that can help them manage their own energy consumption and continue to lead, despite competitors' low labor costs.

LCD GLASS

Corning's LCD glass technology continues to help fuel the growth of one of the most powerful trends in home entertainment — flat panel high-definition television. More people than ever are discovering the spectacular viewing experience afforded by LCDs. In 2005, LCD TVs accounted for more than 11% of all televisions sold worldwide, more than twice the penetration rate of just one year earlier.

EPIC™

Corning is successfully testing the Epic™ system with major pharmaceutical customers. Results show that the equipment can enable a researcher to test up to 40,000 potential drug compounds in a single eight-hour business day — significantly reducing the length of the drug-discovery cycle. The testing not only enables high-volume screening — it also allows accurate measurement of molecules smaller than a millionth of a grain of salt.

[illegible]

ULE MIRROR BLANKS

When the Discovery Channel telescope is fully operational in 2010, it will allow Lowell astronomers to enter new research areas and expand education in the world of science and technology. The Discovery Channel telescope will be the fifth-largest telescope in the continental United States.

GREEN LASER

Imagine being able to view a video or presentation from a projector the size of your cell phone...or having navigation and safety information projected on the windshield of your car as you drive. Both applications would combine existing red and blue laser technology with green lasers like those being developed in Corning labs today. The technology brings bright light into a small display with rich, deeply saturated, lifelike colors.

FTTx

More than three million U.S. households now have direct access to fiber to the home (FTTH), and even more homes are already connected in Japan. Municipalities around the world that are deploying FTTH are viewing it as part of their utility infrastructure, much as they do water, roads or power. It provides not only a rich resource for local residents, but serves as a distinct advantage in attracting new economic development.

DIESEL FILTERS

Corning's filters and substrates for diesel vehicles help engine manufacturers meet or exceed all governmental clean-air standards. The results will be dramatic. Once fully implemented, the EPA says that smog-causing nitrogen oxide emissions will drop by 2.6 million tons a year in the United States alone — and soot, or particulate matter, should drop by 110,000 tons a year.

FUEL CELLS

While fuel cells are commonly associated with electric powered cars in the future, Corning sees a potentially earlier opportunity in the power generation market. Fuel cells could help utility companies create efficient energy systems that will slow the use of a dwindling natural resource while substantially cutting exhaust emissions that are contributing to global warming.

Management Committee



1 James R. Houghton
Chairman

2 Wendell P. Weeks
President and Chief Executive Officer

3 James B. Flaws
Vice Chairman and Chief Financial Officer

4 Peter F. Volanakis
Chief Operating Officer

5 Dr. Joseph A. Miller Jr.
Executive Vice President and
Chief Technology Officer

6 Kirk P. Gregg
Executive Vice President and
Chief Administrative Officer

7 Pamela C. Schneider
Senior Vice President and
Operations Chief of Staff

Corning Incorporated
2006 Proxy Statement and 2005 Annual Report
Index

Notice of 2006
Annual Meeting of Shareholders
and Proxy Statement


CORNING
Discovering Beyond Imagination

Notice of 2006
Annual Meeting of Shareholders
and Proxy Statement

Notice of Annual Meeting

To Shareholders of Corning Incorporated:

You are cordially invited to attend the Annual Meeting of Corning Incorporated which will be **held in The Corning Museum of Glass Auditorium, Corning, New York, on Thursday, April 27, 2006 at 11:00 o'clock A.M.** The principal business of the meeting will be:

(1) To elect five Directors for three year terms and one Director for a two year term;

(2) To approve the amendment of the 2002 Worldwide Employee Share Purchase Plan;

(3) To approve the adoption of the 2006 Variable Compensation Plan;

(4) To approve the amendment of the 2003 Equity Plan for Non-Employee Directors;

(5) To ratify the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors for the fiscal year ending December 31, 2006;

(6) To consider a Shareholder Proposal described in the accompanying Proxy Statement, if presented at the meeting; and

(7) To transact such other business as may properly come before the meeting.

Your vote is important to us. Please vote by one of the following methods whether or not you plan to attend the meeting:

- Via the internet.
- By telephone.
- By (see instructions on proxy card) returning the enclosed proxy card.

By order of the Board of Directors.

Denise A. Hauselt
Secretary and Assistant General Counsel

Corning Incorporated
One Riverfront Plaza
Corning, New York 14831

February 27, 2006

About the Meeting

Why Did You Send Me This Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2006 Annual Meeting of Shareholders. This proxy statement summarizes information concerning the matters to be presented at the meeting and related information that will help you make an informed vote at the meeting. This proxy statement and the accompanying proxy card are first being mailed to shareholders on or about March 8, 2006.

When Is The Annual Meeting?

The annual meeting will be held on Thursday, April 27, 2006, at 11:00 a.m., EST, at The Corning Museum of Glass Auditorium, Corning, New York.

What Am I Voting On?

At the annual meeting, you will be voting:

- To elect five directors for three year terms and one director for a two year term;
- To approve the amendment of the 2002 Worldwide Employee Share Purchase Plan;
- To approve the adoption of the 2006 Variable Compensation Plan;
- To approve the amendment of the 2003 Equity Plan for Non-Employee Directors;
- To ratify the appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2006;
- To consider a Shareholder Proposal described on page 46 of the Proxy Statement, if presented at the meeting; and
- Any other matter, if any, as may properly come before the meeting and any adjournment or postponement of the annual meeting.

How Do You Recommend That I Vote On These Items?

The Board of Directors recommends that you vote **FOR** each of the director nominees, **FOR** the amendment of the 2002 Worldwide Employee Share Purchase Plan, **FOR** the adoption of the 2006 Variable Compensation Plan, **FOR** the amendment of the 2003 Equity Plan for Non-Employee Directors, **FOR** the ratification of the Board's appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2006 and **AGAINST** the Shareholder Proposal.

Who Is Entitled To Vote?

You may vote if you owned our common shares as of the close of business on February 27, 2006, the record date for the annual meeting.

How Many Votes Do I Have?

You are entitled to one vote for each common share you own. As of the close of business on February 1, 2006, we had 1,547,415,483 common shares outstanding. The shares held in our treasury are not considered outstanding and will not be voted or considered present at the meeting.

How Do I Vote By Proxy Before The Meeting?

Before the meeting, registered shareholders may vote shares in one of the following three ways:

- By Internet at **www.computershare.com/us/proxy**.
- By Telephone (from the United States and Canada only) at **1(866) 731-8683**.
- By mail by completing, signing, dating and returning the enclosed proxy card in the postage paid envelope provided.

Please refer to the proxy card for further instructions on voting via the Internet and by Telephone.

Please use only one of the three ways to vote.

Please follow the directions on your proxy card carefully. If you hold shares in the name of a broker, your ability to vote those shares by Telephone or via the Internet depends on the voting procedures used by your broker, as explained below under the question "How Do I Vote If My Broker Holds My Shares In "Street Name"?" The New York Business Corporation Law provides that a shareholder may appoint a proxy by electronic transmission, so we believe that the Telephone and Internet voting procedures available to shareholders are valid and consistent with the requirements of applicable law.

May I Vote My Shares In Person At The Meeting?

Yes. You may vote your shares at the meeting if you attend in person, even if you previously submitted a proxy card or voted by Internet or Telephone. Whether or not you plan to attend the meeting, however, we encourage you to vote your shares by proxy *before* the meeting.

May I Change My Mind After I Vote?

Yes. You may change your vote or revoke your proxy at any time before the polls close at the meeting. You may change your vote by:

- signing another proxy card with a later date and returning it to Corning's Corporate Secretary at One Riverfront Plaza, Corning, NY 14831, prior to the meeting;
- voting again by Telephone or via the Internet prior to the meeting; or
- voting again at the meeting.

You also may revoke your proxy prior to the meeting without submitting any new vote by sending a written notice that you are withdrawing your vote to our Corporate Secretary at the address listed above.

What Shares Are Included On My Proxy Card?

Your proxy card includes shares held in your own name and shares held in any Corning plan. You may vote these shares by Internet, Telephone or mail, all as described on the enclosed proxy card.

How Do I Vote If I Participate In The Corning Investment Plan?

If you hold shares in the Corning Investment Plan, which includes shares held in the Corning Stock Fund in the 401(k) plan, these shares have been added to your other holdings on your proxy card. Your completed proxy card serves as voting instructions to the trustee of the plan. You may direct the trustee how to vote your plan shares by submitting your proxy vote for those shares, along with the rest of your shares, by Internet, Telephone or mail, all as described on the enclosed proxy card. If you do not instruct the trustee how to vote, your plan shares will be voted by the trustee in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions.

How Do I Vote If My Broker Holds My Shares In "Street Name"?

If your shares are held in a brokerage account in the name of your bank or broker (this is called "street name"), those shares are not included in the total number of shares listed as owned by you on the enclosed proxy card. Instead, your bank or broker will send you directions on how to vote those shares.

Will My Shares Held In Street Name Be Voted If I Do Not Provide My Proxy?

If your shares are held in the name of a brokerage firm, your shares might be voted even if you do not provide the brokerage firm with voting instructions. Under the rules of the New York Stock Exchange, on certain "routine" matters, brokerage firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. The election of directors and the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditors are considered routine matters for this purpose, assuming that no contest arises as to any of these matters. The proposal to amend the 2002 Worldwide Employee Share Purchase Plan, the proposal to adopt the 2006 Variable Compensation Plan, the proposal to amend the 2003 Equity Plan for Non-Employee Directors and the shareholder proposal are not considered routine matters and your bank or broker will not be permitted to vote your shares unless proper voting instructions are received from you.

What If I Return My Proxy Card Or Vote By Internet Or Phone But Do Not Specify How I Want To Vote?

If you sign and return your proxy card or complete the Internet or Telephone voting procedures, but do not specify how you want to vote your shares, we will vote them as follows:

- **FOR** the election of each of the director nominees.
- **FOR** the amendment of the 2002 Worldwide Employee Share Purchase Plan.
- **FOR** the adoption of the 2006 Variable Compensation Plan.
- **FOR** the amendment of the 2003 Equity Plan for Non-Employee Directors.
- **FOR** the approval ratifying the appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2006.
- **AGAINST** the shareholder proposal.

If you participate in the Corning Investment Plan and do not submit timely voting instructions, the trustee of the plan will vote the shares in your plan account in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions, as explained above under the question "How Do I Vote If I Participate In The Corning Investment Plan?"

What Does It Mean If I Receive More Than One Proxy Card?

If you received more than one proxy card, you have multiple accounts with your brokers or our transfer agent. Please vote all of these shares. We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address. You may contact our transfer agent, Computershare Investor Services, LLC, at 1-800-255-0461.

Who May Attend The Meeting?

The annual meeting is open to all holders of our common shares. To attend the meeting, you will need to register upon arrival. We also may check for your name on our shareholders' list and ask you to produce valid identification. If your shares are held in street name by your broker or bank, you should bring your most recent brokerage account statement or other evidence of your share ownership. If we cannot verify that you own Corning shares, it is possible that you may not be admitted to the meeting.

May Shareholders Ask Questions At The Meeting?

Yes. Our representatives will answer your questions of general interest at the end of the meeting. In order to give a greater number of shareholders the opportunity to ask questions, we may impose certain procedural requirements, such as limiting repetitive or follow-up questions.

How Many Shares Must Be Present To Hold The Meeting?

In order for us to conduct our meeting, a majority of our outstanding common shares as of February 27, 2006, must be present in person or by proxy at the meeting. This is called a quorum. Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, Telephone or mail.

How Many Votes Are Needed To Elect Directors?

The director nominees receiving the highest number of "FOR" votes will be elected as directors. This number is called a plurality. Consequently, shares that are not voted, because you marked your proxy card to withhold authority for all or some nominees, or because you did not complete and return your proxy card, will have no impact on the election of directors.

How Many Votes Are Needed To Approve The Amendment Of The 2002 Worldwide Employee Share Purchase Plan?

Approval of the amendment of the 2002 Worldwide Employee Share Purchase Plan requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

How Many Votes Are Needed To Approve The Adoption Of The 2006 Variable Compensation Plan?

Approval of the 2006 Variable Compensation Plan requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

How Many Votes Are Needed To Approve The Amendment Of The 2003 Equity Plan For Non-Employee Directors?

Approval of the amendment of the 2003 Equity Plan for Non-Employee Directors requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

How Many Votes Are Needed To Ratify The Appointment Of PricewaterhouseCoopers LLP As Our Independent Auditors?

Shareholder approval for the appointment of our independent auditors is not required, but the Audit Committee and the Board are submitting the selection of PricewaterhouseCoopers LLP for ratification in order to obtain the views of our shareholders. The ratification of the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote. If the appointment of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will consider the shareholders views in the future selection of Corning's auditors.

How Many Votes Are Needed To Approve The Adoption Of The Shareholder Proposal?

Approval of the Shareholder Proposal, if properly presented at the meeting, requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

What Is A "Broker Non-Vote"?

If you own shares through a bank or broker in street name, you may instruct your bank or broker how to vote your shares. A "broker non-vote" occurs when you fail to provide your bank or broker with voting instructions and the bank or broker does not have the discretionary authority to vote your shares on a particular proposal because the proposal is not a routine matter under the New York Stock Exchange rules. As explained above under the question "Will My Shares Held In Street Name Be Voted If I Do Not Provide My Proxy?", Proposal 1 (election of directors) and Proposal 5 (ratification of the appointment of our independent auditors) are considered routine matters under the applicable New York Stock Exchange rules, so your bank or broker will have discretionary authority to vote your shares held in street name on those items. Proposal 2 (approval of the amendment of the 2002 Worldwide Employee Share Purchase Plan), Proposal 3 (approval of the 2006 Variable Compensation Plan), Proposal 4 (approval of the amendment of the 2003 Equity Plan for Non-Employee Directors) and Proposal 6 (the shareholder proposal) are not considered routine matters, so your bank or broker will not have discretionary authority to vote your shares held in street name on those items. A broker non-vote may also occur if your broker fails to vote your shares for any reason.

How Will Broker Non-Votes Be Treated?

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote, so they will have no effect on the outcome of any proposal.

How Will Abstentions Be Treated?

Abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the effect as votes against a proposal.

How Will Voting On "Any Other Business" Be Conducted?

We have not received proper notice of, and are not aware of, any business to be transacted at the meeting other than as indicated in this proxy statement. If any other item or proposal properly comes before the meeting, the proxies received will be voted on those matters in accordance with the discretion of the proxy holders.

Who Pays For The Solicitation Of Proxies?

Our Board of Directors is making this solicitation of proxies on our behalf. We will pay the costs of the solicitation, including the costs for preparing, printing and mailing this proxy statement. We have hired Georgeson Shareholder Communications, Inc. to assist us in soliciting proxies. It may do so by telephone, in person or by other electronic communications. We anticipate paying Georgeson a fee of $13,000 plus expenses, for these services. We also will reimburse brokers, nominees and fiduciaries for their costs in sending proxies and proxy materials to our shareholders so you can vote your shares. Our directors, officers and regular employees may supplement Georgeson's proxy solicitation efforts by contacting you by telephone or electronic communication or in person. We will not pay directors, officers or other regular employees any additional compensation for their proxy solicitation efforts.

How Can I Find The Voting Results Of The Meeting?

We will include the voting results in our Form 10-Q for the quarter ending June 30, 2006, which we expect to file with the Securities and Exchange Commission (SEC) on or before August 9, 2006.

How Do I Submit A Shareholder Proposal For, Or Nominate A Director For Election At, Next Year's Annual Meeting?

If you wish to submit a proposal to be included in our proxy statement for our 2007 Annual Meeting of Shareholders, we must receive it at our principal office on or before November 8, 2006. Please address your proposal to: Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831.

We will not be required to include in our proxy statement a shareholder proposal that is received after that date or that otherwise does not meet the requirements for shareholder proposals established by the SEC or set forth in our bylaws.

If you miss the deadline for including a proposal in our printed proxy statement, or would like to nominate a director or bring other business before the 2007 Annual Meeting of Shareholders, under our current bylaws (which are subject to amendment at any time), you must notify our Corporate Secretary in writing not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. If the meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then the notice shall be received no earlier than 120 days or later than 90 days prior to such annual meeting or the tenth day after public announcement is made with respect to the meeting. For our 2007 Annual Meeting of Shareholders, we must receive notice on or after December 29, 2006, and on or before January 28, 2007.

Can I Receive Electronic Delivery of Proxy Materials And Annual Reports?

Yes. This Proxy Statement and Corning's 2005 Annual Report are available on Corning's website at www.corning.com. Instead of receiving paper copies of next year's Proxy Statement and Annual Report in the mail, shareholders can elect to receive an e-mail message that will provide a link to these documents on the website. By opting to access your proxy materials online, you will save us the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve environmental resources. Corning's shareholders who have enrolled in the electronic proxy delivery service previously will receive their materials online this year. Shareholders of record may enroll in the electronic proxy and Annual Report access service for future annual meetings by registering online at www.computershare.com. Beneficial or "street name" shareholders who wish to enroll in electronic access service may do so at www.icsdelivery.com.

Separately, the SEC on December 8, 2005 proposed amendments to the proxy rules that may result in furnishing of electronic proxy availability and delivery in 2007.

Are You "Householding" For Shareholders Sharing The Same Address?

Yes. The SEC's rules regarding the delivery to shareholders of proxy statements, annual reports, prospectuses and information statements permit us to deliver a single copy of these documents to an address shared by two or more of our shareholders. This method of delivery is referred to as "householding," and can significantly reduce our printing and mailing costs. It also reduces the volume of mail you receive. This year, we are delivering only one proxy statement and 2005 Annual Report to multiple shareholders sharing an address, unless we receive instructions to the contrary from one or more of the shareholders. We will still be required, however, to send you and each other shareholder at your address an individual proxy voting card. If you nevertheless would like to receive more than one copy of this proxy statement and our 2005 Annual Report, we will promptly send you additional copies upon written or oral request directed to our transfer agent, Computershare Investor Services, LLC, toll free at 1-800-255-0461, or to our Corporate Secretary at Corning Incorporated, One Riverfront Plaza, Corning, New York 14831. The same phone number and address may be used to notify us that you wish to receive a separate annual report or proxy statement in the future, or to request delivery of a single copy of an annual report or proxy statement if you are receiving multiple copies.

PROPOSAL 1—Election of Directors

Corning's Board of Directors is divided into three classes. Each of the nominees for the office of director, Messrs Flaws, Houghton, O'Connor and Volanakis and Ms. Rieman were elected by Corning's security holders on April 24, 2003. The terms of Messrs. Flaws, Houghton, O'Connor and Volanakis and Ms. Rieman expire this year. Ms. Warrior was appointed by Corning's Board of Directors on July 20, 2005, and is standing for election for the first time. Each of the nominees has consented to being named in this proxy statement and to serve as a director if elected. If a nominee is not able to serve, proxy holders will vote your shares for the substitute nominee, unless you have withheld authority. No nominee now owns beneficially any of the securities (other than directors' qualifying shares) of any of Corning's subsidiary companies. We have included below certain information about the nominees for election as directors and the directors who will continue in office after the Annual Meeting.

Nominees for Election as Directors

Nominees For Election For Terms Expiring in 2009



James B. Flaws*
Vice Chairman and Chief Financial Officer
Corning Incorporated

Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. He was named assistant treasurer in 1993, vice president and controller in 1997, vice president of finance and treasurer later in 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his present position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Director since 2000. Age 57.



James R. Houghton*
Chairman
Corning Incorporated

Mr. Houghton joined Corning in 1962. He was elected a vice president of Corning and general manager of the Consumer Products Division in 1968, vice chairman in 1971, chairman of the executive committee and chief strategic officer in 1980 and chairman and chief executive officer in April 1983, retiring in April 1996. Mr. Houghton was the non-executive Chairman of the Board of Corning from June 2001 to April 2002. Mr. Houghton came out of retirement in April 2002 when he was elected Chairman and Chief Executive Officer. Mr. Houghton retired as our Chief Executive Officer on April 28, 2005 but continued as Chairman of the Board. Mr. Houghton is a director of Metropolitan Life Insurance Company and Exxon Mobil Corporation. He is a trustee of the Metropolitan Museum of Art, the Pierpont Morgan Library and the Corning Museum of Glass and a member of the Harvard Corporation. Director since 1969. Age 70.



James J. O'Connor‡
Retired Chairman of the Board and Chief Executive Officer
Unicom Corporation

Mr. O'Connor joined Commonwealth Edison Company in 1963. He became president in 1977, a director in 1978 and chairman and chief executive officer in 1980. In 1994 he was also named chairman and chief executive officer of Unicom Corporation, which then became the parent company of Commonwealth Edison Company, retiring in 1998. Mr. O'Connor is a director of Smurfit-Stone Container Corporation, UAL Corporation, United Airlines and Trizec Properties, Inc. Director since 1984. Age 68.



Deborah D. Rieman‡
Retired President and Chief Executive Officer
Check Point Software Technologies, Incorporated

Dr. Rieman has more than twenty-five years of experience in the software industry. She currently manages a private investment fund. From 1995 to 1999, she served as president and chief executive officer of Check Point Software Technologies, Incorporated. Dr. Rieman is a director of Arbinet Inc., Keynote Systems, Kintera Inc. and Tumbleweed Communications, Inc. Director since 1999. Age 56.



Peter F. Volanakis*
Chief Operating Officer
Corning Incorporated

Mr. Volanakis joined Corning in 1982 and was named managing director, Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of advanced display products in 1997, executive vice president of Display Technologies and Life Sciences in 1999, President, Corning Technologies in 2001 and to his present position in 2005. Mr. Volanakis is a director of Dow Corning Corporation. Director since 2000. Age 50.

Nominee For Election For Term Expiring in 2008



Padmasree Warrior‡
Executive Vice President and Chief Technology Officer
Motorola, Inc.

Ms. Warrior joined Motorola in 1984, was appointed vice president in 1999 and was elected a corporate officer in 2000. She was corporate vice president and chief technology officer for Motorola's Semiconductor Products Sector, general manager of Thoughtbeam, Inc., a wholly owned subsidiary of Motorola, and corporate vice president and general manager of Motorola's energy systems group. Ms. Warrior is currently the executive vice president and chief technology officer for Motorola, Inc. Director since 2005. Age 44.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

Directors Continuing in Office

Directors Whose Terms Expire in 2008



John Seely Brown‡
Retired Chief Scientist
Xerox Corporation

Dr. Brown has served Xerox Corporation since 1978 in various scientific research positions, in 1986 being elected vice president in charge of advanced research and being director of the Palo Alto Research Center from 1990 to 2000. Dr. Brown was named chief scientist of Xerox in 1992, retiring in 2002. He is currently a visiting scholar at USC. Dr. Brown is a director of Amazon Inc., Polycom, Inc. and Varian Medical Inc. Director since 1996. Age 65.



Gordon Gund‡
Chairman and Chief Executive Officer
Gund Investment Corporation

Besides being the Chairman and CEO of Gund Investment Corporation which was founded in 1968, Mr. Gund is co-founder and Chairman of The Foundation Fighting Blindness. The Foundation Fighting Blindness is a national, non-profit organization dedicated to finding the causes, treatments and/or cures for retinitis pigmentosa, age-related macular degeneration, and allied retinal degenerative diseases. He is a director of the Kellogg Company. Director since 1990. Age 66.



John M. Hennessy‡
Senior Advisor
Credit Suisse First Boston

Mr. Hennessy became managing director of First Boston Corporation in 1974 after serving as Assistant Secretary of the U.S. Treasury (Presidential appointment). In 1989 he was elected chairman of the executive board and group chief executive officer of Credit Suisse First Boston. Mr. Hennessy retired from active employment from Credit Suisse First Boston at the end of 1996 but retains the role of Senior Advisor to the firm. He is on five non-profit boards of directors. Director since 1989. Age 69.



H. Onno Ruding‡
Retired Vice Chairman
Citicorp and Citibank, N.A.

Dr. Ruding has served private firms and the public (serving as Minister of Finance of The Netherlands from 1982-1989) in various financial positions, serving as a director of Citicorp and Citibank, N.A. from 1990 and 1998, respectively, to September 30, 2003 and vice chairman of Citicorp and Citibank, N.A. from 1992 to September 30, 2003. Dr. Ruding retired from active employment from Citicorp and Citibank, N.A. on September 30, 2003. Dr. Ruding is also a director of Alcan, Holcim, BNG (Bank for the Netherlands Municipalities) and RTL Group, a member of the international advisory committees of Robeco, Citigroup and the Federal Reserve Bank of New York and a member of UNIAPAC, the Committee for European Monetary Union, the Pontifical Council Justice and Peace, the European Advisory Board of the American-European Community Association, the International Bureau of Fiscal Documentation and the Trilateral Commission. Dr. Ruding is the chairman of the Center for European Policy Studies (CEPS) and the chairman of the Advisory Council of the Amsterdam Institute of Finance. Director since 1995. Age 66.

Directors Whose Terms Expire in 2007





Jeremy R. Knowles‡
Amory Houghton Professor of Chemistry and Biochemistry
Harvard University

Dr. Knowles is a current faculty member of Harvard University. Dr. Knowles, a distinguished chemist, joined the Harvard faculty from Oxford University in 1974. He became the Amory Houghton Professor of Chemistry and Biochemistry in 1979 and was appointed dean of the Faculty of Arts and Sciences in 1991. He stepped down as dean in 2002. Dr. Knowles is a Fellow of the Royal Society, the American Academy of Arts and Sciences, and the American Philosophical Society, and a Foreign Associate of the National Academy of Sciences. He also serves as a trustee of the Howard Hughes Medical Institute. Director since 2002. Age 70.



Eugene C. Sit‡
Chairman—Chief Executive Officer and Chief Investment Officer
Sit Investment Associates, Inc.

Mr. Sit is a Chartered Financial Analyst and a Certified Public Accountant. He founded Sit Investment Associates (SIA) in 1981, and his prior business experience included serving as the Chief Executive Officer and Chief Investment Officer for American Express Financial Advisors Inc., formerly known as IDS Advisory. He has been actively involved as a trustee and officer in several educational, professional and community organizations, and he currently serves as Chairman and Director of the Minnesotans' Military Appreciation Fund, Inc., is on the Honorary Council of The Minnesota Historical Society, and is a member of the Advisory Council of the Carlson School of Management, International Programs, and is on the Dean's Board of Visitors for the Medical School of the University of Minnesota. Mr. Sit currently serves as a director of Smurfit-Stone Container Corporation, and as chairman and director for the various companies of SIA. Director since 2004. Age 67.



William D. Smithburg‡
Retired Chairman, President and Chief Executive Officer
The Quaker Oats Company

Mr. Smithburg joined Quaker Oats in 1966, being elected president in 1979, chief executive officer in 1981 and chairman in 1983. He also served as president from November 1990 to January 1993 and from November 1995 to November 1997 when he retired. Mr. Smithburg is a director of Abbott Laboratories, Northern Trust Corporation, and Smurfit-Stone Container Corporation. Director since 1987. Age 67.



Hansel E. Tookes II‡
Retired Chairman and Chief Executive Officer
Raytheon Aircraft Company

Mr. Tookes retired from Raytheon Company in December 2002. Since joining Raytheon in 1999 he has served as president of Raytheon International, chairman and chief executive officer of Raytheon Aircraft and executive vice president of Raytheon Company. From 1980 to 1999 Mr. Tookes served United Technologies Corporation as president of Pratt and Whitney's Large Military Engines Group and in a variety of other leadership positions. He is a director of Ryder Systems Inc., FPL Group, Inc. and Harris Corporation and a member of the National Academies Aeronautics and Space Engineering Board. Director since 2001. Age 58.



Wendell P. Weeks*
President and Chief Executive Officer
Corning Incorporated

Mr. Weeks joined Corning in 1983 and was named a vice president and deputy general manager of the Opto-Electronics Components Business in 1995, vice president and general manager—Telecommunications Products in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president of Optical Communications in 1999, president, Corning Optical Technologies in 2001, President and Chief Operating Officer in 2002 and to his present position in 2005. Mr. Weeks is a director of Merck & Co., Inc. Director since 2000. Age 46.

* Member of the Executive Committee

‡ Alternate member of the Executive Committee

Matters Relating to Directors

Board Meetings

The Board of Directors held 16 regularly scheduled and two special meetings during 2005. All directors attended at least 75% of these meetings of the Board of Directors. When Board meetings are combined with meetings of the committees on which they serve, all directors attended at least 75% of those, except for Mr. Houghton who attended 68% of such meetings. Due to international travel, he missed several special meetings of the Executive Committee when it was convened on short notice to approve routine matters or certain specific details of transactions already generally approved by the Board of Directors. Mr. Houghton attended 88% of regularly scheduled Board meetings.

Compensation

Only non-employee directors receive directors fees. During 2005, Corning paid to non-employee directors:

- an annual retainer of $50,000; and
- $1,200 for each Board or committee meeting attended.

Chairmen of committees received an additional retainer ranging from $10,000 to $15,000 depending upon the committee chaired. Mr. O'Connor received $10,000 of additional compensation for his services as Lead Director during 2005.

During 2005, Corning issued to each non-employee director 3,617 shares, except for Ms. Warrior who received 532 shares, of Common Stock under the 2003 Equity Plan for Non-Employee Directors. These shares are subject to forfeiture and certain restrictions on transfer. In addition, Corning granted to each non-employee director except for Ms. Warrior, options covering 8,611 shares of Common Stock under the 2003 Equity Plan for Non-Employee Directors. These options vest ratably over a three-year period and expire on February 1, 2015. Ms. Warrior was granted options covering 1,267 shares of Common Stock under the 2003 Equity Plan for Non-Employee Directors. These options vest ratably over a three-year period and expire on October 4, 2015.

The following table presents the compensation provided by Corning to non-employee directors for the fiscal year ended December 31, 2005:

Non-Employee Director Compensation Table

Name	Annual Cash Retainer	Board/Committee Meeting Fees	Committee Chair Fees	Total	Stock Underlying Options Granted	Restricted Stock
John S. Brown	$50,000	$46,800	$ —	$ 96,800(1)	8,611	3,617
Gordon Gund	50,000	44,400	10,000	104,400(1)	8,611	3,617
John H. Hennessy	50,000	52,800	10,000	112,800(1)	8,611	3,617
Jeremy R. Knowles	50,000	43,200	—	93,200	8,611	3,617
James J. O'Connor	50,000	48,000	35,000	133,000(1)	8,611	3,617
Deborah D. Rieman	50,000	46,800	10,000	106,800	8,611	3,617
H. Onno Ruding	50,000	56,400	—	106,400(1)	8,611	3,617
Eugene Sit	50,000	50,400	—	100,400(1)	8,611	3,617
William D. Smithburg	50,000	50,400	15,000	115,400(1)	8,611	3,617
Hansel E. Tookes II	50,000	61,200	—	111,200	8,611	3,617
Padmasree Warrior (2)	12,500	8,400	—	20,900	1,267	532

(1) Total amounts deferred during 2005.

(2) Ms. Warrior was appointed by the Board on July 20, 2005.

Non-employee directors are reimbursed for expenses (including costs of travel, food and lodging) incurred in attending Board, committee and shareholder meetings. While travel to such meetings may include the use of Company aircraft, if available or appropriate under the circumstances, the directors generally use commercial or their own transportation. Directors are also reimbursed for reasonable expenses associated with other business activities, including participation in Director education programs.

Directors may defer any portion of their compensation. Amounts deferred shall be paid only in cash and while deferred may be allocated to (i) an account earning interest, compounded quarterly, at the rate equal to the greater of the prime rate of Citibank, N.A. at the end of each calendar quarter or the rate of return for the stable value fund under Corning's Investment Plans, (ii) an account based upon the market value of our common stock from time to time, or (iii) a combination of such accounts. At December 31, 2005, seven directors had elected to defer compensation.

Corning has a Directors' Charitable Giving Program funded by insurance policies on the lives of the directors. In 2005, Corning paid a total of $343,491 in premiums on such policies. Upon the death of a director, Corning will donate $1,250,000 (on behalf of a non-employee director) and $1,000,000 (on behalf of an employee director) to one or more qualified charitable organizations recommended by such director and approved by Corning. The directors derive no financial benefit from the Program as all charitable deductions and cash surrender value of life insurance policies accrue solely to Corning. Generally, one must be a director for five years to participate in the Program. Messrs. Brown, Flaws, Gund, Hennessy, Houghton, O'Connor, Ruding, Smithburg, Volanakis, Weeks and Ms. Rieman are eligible to participate in the program.

Corning also pays premiums on directors' and officers' liability insurance policies covering directors.

From time to time spouses may also join non-employee directors when traveling to or from Board, committee or shareholder meetings, which may include the use of Company aircraft. While Corning generally incurs no additional cost, this travel may result in the non-employee director recognizing income for tax purposes. Corning does not reimburse the non-employee director for the estimated taxes incurred in connection with such income.

Board Committees

In addition to an Executive Committee, which acts by delegation, Corning has six standing Board committees: Audit, Compensation, Finance, Nominating and Corporate Governance, Pension, and Corporate Relations Committees. Each standing committee's written charter, as adopted by the Board of Directors, is available on Corning's website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx***. Copies of each of the charters are also attached to this proxy statement as Appendix A, B, C, D, E and F, respectively.

The Audit Committee met 11 times during 2005. The current members of the Audit Committee are Messrs. Smithburg (Chair), Ruding and Tookes and Ms. Rieman. The Audit Committee:

- Assists the Board of Directors in its oversight of (i) the integrity of Corning's financial statements, (ii) the internal auditors performance, and (iii) Corning's compliance with legal and regulatory requirements;
- Meets in executive sessions with the independent auditors, internal auditors and management;
- Approves the appointment of Corning's independent auditors;
- Reviews and discusses with the independent auditors and the internal auditors the effectiveness of Corning's internal control over financial reporting, including disclosure controls;
- Reviews and discusses with management, the independent auditors and the internal auditors the scope of the annual audit;
- Reviews the quarterly and annual financial statements and other reports provided to shareholders with management and the independent auditors;
- Oversees the independent auditors' qualifications, independence and performance; and

- Determines the appropriateness of and approves the fees for audit and permissible non-audit services to be provided by the independent auditors.

The Compensation Committee met six times during 2005. The current members of the Compensation Committee are Messrs. O'Connor (Chair), Brown, Gund and Smithburg. The Compensation Committee:

- Reviews Corning's goals and objectives with respect to executive compensation;
- Evaluates the CEO's performance in light of Corning's goals and objectives;
- Determines and approves compensation for the CEO, other officers and directors of Corning;
- Determines separation packages and severance benefits for the CEO and other officers of Corning; and
- Administers Corning's equity compensation plans and employee benefit and fringe benefit plans and programs.

The Executive Committee met 15 times during 2005. The current members of the Executive Committee are Messrs. Houghton (Chair), Flaws, Volanakis and Weeks. The Executive Committee serves primarily as a means of taking action requiring Board approval between regularly scheduled meetings of the Board. The Executive Committee is authorized to act for the full Board on matters other than those specifically reserved by New York law to the Board. In practice, the Executive Committee actions are generally limited to matters such as the authorization of corporate credit facilities, borrowings and pricing of Corning's public offering of securities.

The Finance Committee met 12 times during 2005. The current members of the Finance Committee are Messrs. Hennessy (Chair), Flaws, Ruding, Tookes and Volanakis. The Finance Committee:

- Monitors present and future capital requirements of Corning;
- Oversees Corning's public offering of securities;
- Reviews major borrowing commitments;
- Reviews potentials mergers, acquisitions and divestitures;
- Manages Corning's exposure to economic risks;
- Establishes investment objectives and policies; and
- Reviews and makes recommendations regarding other significant transactions.

The Nominating and Corporate Governance Committee met eight times during 2005. The current members of the Nominating and Corporate Governance Committee are Messrs. O'Connor (Chair), Brown and Hennessy. The Nominating and Corporate Governance Committee:

- Identifies individuals qualified to become Board members;
- Determines the criteria for selecting director nominees;
- Conducts inquiries into the background of director nominees;
- Recommends to the Board director nominees to be proposed for election at the annual meeting of shareholders;
- Monitors significant developments in the regulation and practice of corporate governance;
- Develops and recommends to the Board corporate governance guidelines;
- Assists the Board in assessing the independence of Board members;
- Identifies Board members to be assigned to the various committees;
- Oversees and assists the Board in the review of the Board's performance, as well as the performance of the Chairman and the President and CEO; and

- Establishes director retirement policies.

The process for electing director nominees entails making a preliminary assessment of each candidate based upon his/her resume and other biographical information, his/her willingness to serve and other background information. This information is then evaluated against the criteria set forth below, as well as the specific needs of Corning at that time. Based upon this preliminary assessment, candidates who appear to be the best fit will be invited to participate in a series of interviews. At the conclusion of this process, if it is determined that the candidate will be a good fit, the Nominating and Corporate Governance Committee will recommend the candidate to the Board for election at the next annual meeting. If the director nominee is a current Board member, the Nominating and Corporate Governance Committee also considers prior Corning Board performance and contributions. The Nominating and Corporate Governance Committee uses the same process for evaluating all candidates regardless of the source of the nomination.

The minimum qualifications and attributes that the Nominating and Corporate Governance Committee believes must be possessed by a director nominee include:

- The ability to apply good business judgment;
- The ability to exercise his/her duties of loyalty and care;
- Proven leadership skills;
- Diversity of experience;
- High integrity and ethics;
- The ability to understand complex principles of business and finance;
- Scientific expertise; and
- Familiarity with national and international issues affecting businesses.

All of the director nominees are current elected members of the Board of Directors, except for Ms. Warrior who was identified by the Chairman of the Nominating and Corporate Governance Committee and appointed by the Board of Directors. The Nominating and Corporate Governance Committee has in the past and may in the future engage the assistance of third parties to identify and evaluate potential director nominees, as it deems appropriate.

The Nominating and Corporate Governance Committee will consider candidates recommended by shareholders. If you wish to nominate a candidate, please forward the candidate's name and a detailed description of the candidate's qualification, a document indicating the candidate's willingness to serve and evidence of the nominating shareholder's ownership of Corning's shares to: Corporate Secretary, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831. A shareholder wishing to nominate a candidate must also comply with the notice requirements described above under the question "How Do I Submit A Shareholder Proposal For, Or Nominate A Director For Election At, Next Year's Annual Meeting?"

The Pension Committee met seven times during 2005. The current members of the Pension Committee are Messrs. Gund (Chair), Flaws, Knowles, Sit and Volanakis and Ms. Warrior. The Pension Committee:

- Reviews the funding and investment performance of Corning's pension plans; and
- Appoints investment managers, custodians, trustees and other plan fiduciaries for the purpose of implementing the policies of the plans.

The Corporate Relations Committee met five times during 2005. The current members of the Corporate Relations Committee are Mses. Rieman (Chair) and Warrior and Messrs. Houghton, Knowles and Sit. The Corporate Relations Committee focuses on the areas of employment policy, public policy and community relations in the context of the business strategy of Corning.

Corporate Governance Matters

Corporate Governance Guidelines

Our business, property and affairs are managed by or, are under the direction of, the Board of Directors pursuant to New York Business Corporation Law and our By-laws. Members of the Board of Directors are kept informed of Corning's business through discussions with the Chairman, the President and Chief Executive Officer, the Vice Chairman and Chief Financial Officer, the Chief Operating Officer and other key members of management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees.

The Board has adopted a set of Corporate Governance Guidelines that address the make-up and functioning of the Board. A copy of these guidelines is attached to this proxy statement as Appendix G and can also be viewed on our website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx***.

Directors Independence

Our Corporate Governance Guidelines require that the Board of Directors make an annual determination regarding the independence of each of Corning's directors. The Board made these determinations on February 1, 2006, based on an annual evaluation performed by and recommendations made by the Nominating and Corporate Governance Committee. The Board of Directors has determined that Messrs. Brown, Gund, Hennessy, Knowles, O'Connor, Ruding, Sit, Smithburg and Tookes and Mses. Rieman and Warrior are "independent" within the meaning of the rules of the New York Stock Exchange, based on its application of the standards set forth in the Corporate Governance Guidelines. Specifically, the Board determined that they were independent because no relationship was identified that would automatically bar them from being characterized as independent, and any relationships identified were not so material as to impair their independence.

With respect to Dr. Knowles the Board considered the fact that he was formerly Dean of the Faculty of Arts and Sciences of Harvard University during a time when James R. Houghton, our Chairman, was a member of the Harvard Corporation, one of the governing bodies of Harvard University that reviews budgets and certain financial matters. Dr. Knowles stepped down as Dean on June 30, 2002, but continues to hold a faculty position at Harvard. In determining that this relationship was not material, the Board reviewed Corning's Director Qualification Standards and all of the facts and circumstances of Dr. Knowles relationship with Corning, including the passage of time since he was Dean, as well as the fact that the Corning Foundation's charitable contributions to Harvard in the past three years were far below amounts that would bar independence under the NYSE Listing Standards or Corning's Director Qualifications Standards.

With respect to Dr. Ruding the Board considered the fact that Dr. Ruding previously was an executive officer at Citicorp and Citibank, N.A. Dr. Ruding retired from his executive positions at Citicorp and Citibank, N.A. in September 2003. As a retiree, he serves on the international advisory committee of Citigroup and attends that committee's two meetings per year, for which he receives an annual retainer of approximately $50,000. In determining that this relationship was not material, the Board reviewed Corning's Director Qualification Standards and all of the facts and circumstances of Dr. Ruding's relationship with Corning, including that Dr. Ruding is no longer employed by Citicorp or Citibank N.A., Citicorp services to Corning in 2005 were well below 2001, 2002 and 2003 levels and consisted primarily of non-advisory services, as well as the fact that for the last three years Citicorp services never approached a percentage that would bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards.

With respect to Ms. Warrior, the Board considered the fact that Ms. Warrior serves as Executive Vice President and Chief Technology Officer of Motorola, Inc., which purchased less than $1,100,000 of products from Corning for each of fiscal years 2003, 2004 and 2005; and sold less than $50,000 of products to Corning for each of fiscal years 2003, 2004 and 2005, respectively. In determining that this relationship was not material, the Board considered the fact that the amount of products purchased from Corning by Motorola, Inc. and sold to Corning by Motorola,

Inc. never approached a percentage that would bar independence under the NYSE Listing Standards or Corning's Director Qualification Standards, and that Ms. Warrior had no role in such sales or purchases.

The Board concluded that based on all of the relevant facts and circumstances, none of the above relationships constituted a material relationship with Corning that represents a potential conflict of interest or otherwise interferes with the exercise by any of these directors of his or her independent judgment from management of Corning.

The Board determined that Messrs. Flaws, Houghton, Volanakis and Weeks were not independent because they are each executive officers of Corning.

Each member of the Board's Audit, Compensation and Nominating and Corporate Governance Committees is independent within the meaning of the NYSE Listing Standards, Exchange Act Rule 10A-3 and Corning's Director Qualification Standards.

Communications with Directors

Shareholders may communicate concerns to any director, committee member or the Board by writing to the following address: Corning Incorporated Board of Directors, Corning Incorporated, One Riverfront Plaza, MP HQ E2 10, Corning, New York 14831 Attention: Corporate Secretary. Please specify to whom your correspondence should be directed. The Corporate Secretary has been instructed by the Board to promptly forward all correspondence (except advertising material) to the relevant director, committee member or the full Board, as indicated in the correspondence.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, H. Onno Ruding, is an Audit Committee Financial Expert.

Executive Sessions of Non-Employee Directors

Non-employee Board members meet without management present at each regularly scheduled Board Meeting. Additional meetings may be called by the Lead Director in his discretion or at the request of the Board. The Lead Director, Mr. O'Connor, presides over meetings of the non-employee directors.

Policy Regarding Directors Attendance at Annual Meetings

Corning has a policy that every director will make every effort to attend, but does not require attendance of all directors at Annual Meetings. All of the Board Members attended the 2005 Annual Meeting.

Code of Ethics

Our Board of Directors has adopted the Code of Ethics for the Chief Executive Officer and Financial Executives and the Code of Conduct for Directors and Executive Officers which supplements the Code of Conduct governing all employees and directors that has been in existence for more than ten years. We refer to these documents collectively as the "Code of Ethics". A copy of the Code of Ethics is attached to this proxy statement as Appendix H and is available on our website at ***www.corning.com/inside_corning/corporate_governance/downloads.aspx***. We will disclose any amendments to, or waivers from, the Code of Ethics on our website within four business days of such determination. During 2005, no amendments to or waivers of the provisions of the Code of Ethics were made with respect to any of our directors or executive officers.

Security Ownership of Certain Beneficial Owners

Paragraphs (a) and (b) below set forth information about the beneficial ownership of Corning's Common Stock as of December 31, 2005. Unless otherwise indicated, the persons named have sole voting and investment power with respect to the shares listed.

(a) To the knowledge of management, the following owned more than 5% of Corning's outstanding shares of Common Stock:

Name and Address of Beneficial Owner	Shares Owned and Nature of Beneficial Ownership	Percent of Class
AXA 25, avenue Matignon 75008 Paris, France	91,923,269 (1)	5.98%
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	86,713,510 (2)	5.64%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	79,820,217 (3)	5.19%

(1) 90,700,880 of these shares are owned by Alliance Capital Management L.P.; 1,080,689 of these shares are owned by AXA Equitable Life Insurance Company; and 141,700 of these shares are owned by AXA Rosenberg Investment Management LLC which are subsidiaries of AXA. Alliance Capital Management L.P. has sole investment power with respect to 90,633,468 of such shares, sole voting power with respect to 58,772,136 of such shares, shared investment power with respect to 67,412 of such shares and shared voting power with respect to 346,628 of such shares. AXA Equitable Life Insurance Company has sole investment power with respect to 1,080,689 of such shares and sole voting power with respect to 560,300 of such shares. AXA Rosenberg Investment Management LLC has sole investment power with respect to 141,700 of such shares and sole voting power with respect to 23,340 of such shares.

(2) Capital Research and Management Company has sole investment power with respect to 86,713,510 of such shares and sole voting power with respect to 26,373,510 of such shares.

(3) Wellington Management Company, LLP has shared investment power with respect to 79,820,217 of such shares and shared voting power with respect to 55,062,283 of such shares.

(b) The number of shares of Corning Common Stock owned by the directors and nominees for directors, by the chief executive officer and the four other most highly compensated executive officers (the "named executive officers") and by all directors and executive officers as a group, as of December 31, 2005, is as follows:

Name	Shares Owned and Nature of Beneficial Ownership(1)(2)(3)	Percent of Class(7)
Directors		
John S. Brown	125,460 (4)	—
Gordon Gund	3,105,173 (4)	—
John M. Hennessy	304,938 (4)	—
Jeremy R. Knowles	40,013	—
James J. O'Connor	128,279 (4)	—
Deborah D. Rieman	84,263	—
H. Onno Ruding	96,153 (4)	—
Eugene Sit	35,035 (4)	—
William D. Smithburg	159,460 (4)	—
Hansel E. Tookes II	78,063 (4)	—
Padmasree Warrior	532	—
Named Executive Officers		
(*also serve as directors)		
Wendell P. Weeks*	6,714,343	—
James R. Houghton*	4,302,321 (5)	—
James B. Flaws*	3,624,075	—
Dr. Joseph A. Miller	866,236	—
Peter F. Volanakis*	3,894,677	—
All Directors and Executive Officers as a Group (29 persons)	35,449,161 (6)	2.31%

(1) Includes shares of Common Stock, subject to forfeiture and restrictions on transfer, granted under Corning's Incentive Stock Plans as well as options to purchase shares of Common Stock exercisable within 60 days under Corning's Stock Option Plans. Messrs. Brown, Gund, Hennessy, Knowles, O'Connor, Ruding, Sit, Smithburg, Tookes, Weeks, Houghton, Flaws, Miller and Volanakis and Mses. Rieman and Warrior have the right to purchase 51,452; 51,452; 51,452; 23,792; 18,625; 49,342; 4,073; 51,452; 47,092; 6,130,033; 3,084,393; 3,199,326; 612,332; 3,388,548; 49,342 and 0 shares, respectively, pursuant to such options. All directors and executive officers as a group hold options to purchase 26,451,059 such shares.

(2) Includes shares of Common Stock, subject to forfeiture and restrictions on transfer, issued under Corning's Restricted Stock Plans for Non-Employee Directors.

(3) Includes shares of Common Stock held by J. P. Morgan Chase & Co. as the trustee of Corning's Investment Plans for the benefit of the members of the group, who may instruct the trustee as to the voting of such shares. If no instructions are received, the trustee votes the shares in the same proportion as it votes the shares for which instructions were received. The power to dispose of shares of Common Stock is also restricted by the provisions of the Plans. The trustee holds for the benefit of Messrs. Weeks, Houghton, Flaws, Miller and Volanakis, and all directors and executive officers as a group the equivalent of 10,506; 1,705; 15,424; 3,568;

3,621 and 153,545 shares of Common Stock, respectively. It also holds for the benefit of all employees who participate in the Plans the equivalent of 36,891,961 shares of Common Stock (being 2.4% of the Class).

(4) Messrs. Brown, Gund, Hennessy, O'Connor, Ruding, Sit, Smithburg and Tookes have credited to their accounts the equivalent of 45,706; 78,586; 84,950; 79,639; 20,647; 10,967; 105,004 and 36,200 shares, respectively, of Common Stock in phantom form under Corning's Deferred Compensation Plan for Directors. Deferred fees will be paid solely in cash.

(5) Includes 415,087 shares held in trusts by Market Street Trust Company as a co-trustee for the benefit of Mr. Houghton, as income beneficiary. Does not include 3,589,417 shares held in trusts by Market Street Trust Company, as to which Mr. Houghton disclaims beneficial ownership. Market Street Trust Company is a limited purpose trust company controlled by the Houghton family, the directors of which include James R. Houghton and other Houghton family members.

(6) Does not include 753,644 shares owned by the spouses and minor children of certain executive officers and directors as to which such officers and directors disclaim beneficial ownership.

(7) Unless otherwise indicated, does not exceed 1% of the Class of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Corning's directors and certain of its officers to file reports of their ownership of Corning Common Stock and of changes in such ownership with the SEC and the New York Stock Exchange. Regulations also require Corning to identify in this proxy statement any person subject to this requirement who failed to file any such report on a timely basis.

To Corning's knowledge, based solely on its review of the copies of such reports furnished to Corning and written representations that no other reports were required, during the fiscal year ended December 31, 2005, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were met.

Report of the Compensation Committee of The Board of Directors on Executive Compensation

The Compensation Committee of the Board of Directors, composed entirely of "outside directors" as such term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and "non-employee directors" as such term is defined in Rule 16b-3 under Section 16(b) of the Securities Exchange Act of 1934, as amended, is responsible to the Board of Directors, and indirectly to our shareholders, for executive compensation at Corning. The Compensation Committee sets the principles outlined in Corning's compensation philosophy (linked to Corning's strategy principles), reviews and recommends executive compensation levels (including cash compensation, equity incentives, benefits and perquisites for executive officers) and reports such recommendations to the Board for its consideration and action. The following is the Committee's report for 2005.

Compensation Philosophy

The goal of Corning's compensation program is to provide motivational and competitive compensation offerings (within the many businesses that Corning operates) in order to ensure Corning's success in attracting, developing and retaining its key executive, managerial and technical talent.

The Committee believes that executive compensation should be based on objective measures of performance at the individual, corporate and applicable business unit levels, should be driven primarily by the long term interests of Corning and its shareholders and should be directly linked to corporate performance. As an innovation company, substantial long-term investments in RD&E have been and will continue to be an important underlying factor in Corning's long-term success.

General Compensation Strategy

The Committee's basic strategic compensation principles are as follows:

- *Compensation Should Relate to Performance*—Executive compensation will reward performance and contribution to long-term financial performance and shareholder value and be competitive with pay for positions of similar responsibility at other companies of comparable complexity and size, or comparable innovative companies within the various industries in which Corning competes for talent.

  In establishing competitive executive pay levels, Corning generally seeks to position individual total cash compensation (at target) and individual total direct compensation (at target) within the Median to Top Quartile range based on a number of factors. These factors may include job and professional experience, sustained performance over time, ability to take on additional future responsibility, uniqueness of skill or difficulty to replace.

- *Incentive Compensation Should Be a Greater Part of Total Compensation For More Senior Positions*—As employees assume greater responsibilities and have the responsibility to create more shareholder value, an increasing share of their total compensation package will be derived from variable incentive compensation (both of a long and short-term nature) generated by achievement of objectives producing improvement in corporate performance. For the named executive officers, the percentage of variable pay that is based on objective financial measures of performance generally represents from 80% to 90% of the targeted total direct compensation package.

- *Employee Interests Should Be Aligned with Shareholders*—Stock option and performance share grants will be used to align the long-term interests of executives with those of shareholders.

- *Corning Executives Should Own Stock*—Stock ownership fosters commitment to long-term shareholder value. Executives are encouraged to become shareholders through the design of Corning's employee benefit programs, long-term equity plans and in communications which stress the importance of ownership to long-term value creation.

  The Committee conducts annually formal reviews of the stock holdings of Corning's top officers (including all of the named executive officers) to ensure that executives retain meaningful ownership of Corning stock. When this review was conducted in 2005, Corning's stock price was approximately $16 per share and the named executive officers had actual and phantom holdings in Corning stock that ranged from 6 times to 18 times their annual base salary. Along with other shareholders, the value of these holdings has continued to increase as Corning's stock price continued to move above $16 per share. At $20 per share, the base salary multiple of stock ownership was approximately 7 times to 23 times.

In addition, the following points are important considerations in the design of Corning's pay programs and the goal setting process:

- Corning is an innovation company (often with long development cycles)—sustained RD&E is thus a critical element of Corning's long-term growth and success.

- Corning is a complex global company with a number of large equity companies which require active management of these critical investments. These activities include, but are not limited to, governance oversight, monitoring performance, strategy review and assessment and technology development strategy. As a result, revenues alone do not accurately reflect the size and complexity of Corning since reported revenues for Corning do not include Corning's proportionate share of revenues from these equity companies.

- Sustained positive cashflow is important to support Corning's growth and investments.

Executive Compensation Plan Design

The executive total compensation program consists of three elements: base salary; annual cash incentives (the two plans offered in this area are referred to as the GoalSharing and the Performance Incentive Plan); and long-term incentives (referred to as the Corporate Performance Plan), including restricted stock (performance shares) and stock options.

The Committee tests annually each element of the compensation program and total compensation opportunities against market surveys provided by several independent compensation consultants. These surveys currently include companies engaged in a variety of manufacturing and service industries that are competitive with or have similar characteristic to the various businesses that Corning operates (the "Comparator Companies"). These companies are different from the companies that comprise the indices shown on the stock performance graph of this proxy because Corning competes with a wide spectrum of companies across many businesses for key talent.

The Committee periodically performs an assessment and review of: (i) Corning's executive compensation policies, practices and designs, (ii) the total compensation levels established for senior Corning executives and the external benchmarks utilized, and (iii) developing market trends by engaging an independent outside executive compensation consultant to conduct this review and report back to the Committee. The independent consultant is selected by the Committee independent of management and provides no other compensation or benefit consulting services to Corning.

In developing the list of Comparator Companies for 2005 and 2006, the Committee reviewed and considered technology and other innovative companies with median revenues generally in the range of $6 to $7 billion. Both the Committee and its independent consultants believe that such companies most accurately reflect the size and complexity of Corning (considering many different factors including Corning's global presence, the strategic importance and contributions of equity companies, number of employees, profitability and market capitalization). The Committee notes that some external governance rating organizations sometimes compare Corning's executive compensation to other companies with the same or similar Standard & Poor's Global Industry Classification Standard (GICS) codes. Many of these companies are significantly smaller than Corning (many with revenues below $2 billion) and the Committee does not believe that they are meaningful comparators for executive compensation benchmark purposes.

Executive Compensation Program—The Year in Review

2005 was another very successful year as Corning far exceeded the adjusted Net Profit After Tax targets established by the Committee for the various variable incentive plans in 2005. Therefore, maximum payouts were achieved in 2005 for both short and long-term incentive awards based on the established corporate financial goals for the annual Performance Incentive Plan (actual awards earned at 200% of target) and the annual grants of performance shares under the Corporate Performance Plan (actual awards earned at 150% of target). In addition Corning recorded sales of approximately $4.6 billion, an increase of 19% over fiscal year 2004, and ended the year with more cash than debt for the first time in more than 25 years.

The annual cash compensation of the named executive officers is shown in the "Salary" and "Bonus" columns of the Summary Compensation Table on page 28. In general, the Committee's recommendations to adjust salary levels and bonus targets (established as a percentage of each executive's annual base salary), is based on an individual's responsibilities, overall performance, and reference to external comparative compensation information.

Base Salary—For 2005, the base salaries of the named executive officers were adjusted effective January 1, 2005. Each named executive officer received an increase of 4.0%. Additional changes resulting from the organizational change ("Organizational Change") that was effective May 1, 2005 are described further below.

Performance Incentive Plan—Each year, the Committee reviews and approves an annual bonus target for each executive (as a percentage of the executive's base salary) under Corning's Performance Incentive Plan (PIP). Annual bonus targets for the named executive officers range from 75% to 100% of base salary for each named executive officer and are based 100% on corporate financial performance. Annual variable incentives are generally paid in cash through the PIP through which the Committee sets minimum (0%), target (100%) and maximum (200% of target) awards based on the financial goals established annually for the plan. Awards earned and distributed are based on corporate achievement compared to the annual predetermined adjusted net earnings goals set by the Committee.

In addition to the named executive officers, approximately 3,000 other Corning employees are eligible for awards earned under the 2005 PIP. Cash targets for these employees range primarily from 5% to 20% of base salary; higher targets are established for approximately 160 executives based on factors such as the individual role and market competitiveness. One-half of the target opportunity for all of these employees is based on corporate financial performance; the remaining one-half is based on business and/or individual objectives.

Actual corporate financial performance under Corning's 2005 PIP far exceeded the financial goals established by the Committee. As a result, awards earned by the named executive officers for 2005 were equal to 200% of each executive's annual target opportunity.

GoalSharing Plan—In addition, most hourly and salaried Corning employees are eligible to participate in an annual GoalSharing Plan, a variable pay plan which provides most employees an opportunity to earn from 0% to 10% of their annual base salary based on actual achievement compared to the various business performance objectives established annually for these plans. Executives of Corning, including the named executive officers, are also eligible for awards under this plan. For 2005, each named executive officer earned 7.02% (the "corporate average") of his annual base salary under Corning's 2005 GoalSharing Plan. This amount is combined with each named executive officer's 2005 PIP payment and the total for each such officer is reported in the Bonus column of the Summary Compensation Table on page 28.

Corporate Performance Plan—Long-term equity incentives are awarded annually to eligible executives under Corning's Corporate Performance Plan (CPP). Corning utilizes a mix of performance shares (shares of restricted stock linked to corporate financial performance) and stock options for incenting and rewarding long-term performance. For 2005, performance shares represented approximately 50% of the total targeted value of long-term incentives under the CPP for executives of Corning, including the named executive officers and the remaining 50% of the targeted value was delivered through the granting of stock options.

Awards of performance shares may range from 0% to 150% of the target award provided to each executive based on actual corporate achievement compared to the annual predetermined financial goals set by the Committee. Actual performance under Corning's 2005 CPP also far exceeded the financial goals (adjusted Earnings Per Share and Operating Cashflow) established by the Committee. As a result, performance share awards earned by the named executive officers for 2005 were equal to 150% of each such executive's annual target opportunity. These earned awards are listed under the Restricted Stock column of the Summary Compensation Table on page 28 and are more fully described in the Long Term Incentive Plans—Awards in Last Fiscal Year table on page 32.

The actual value of the performance shares earned by the named executive officers in 2005 (and reported in the Restricted Stock column of the Summary Compensation Table) was a result of two significant factors:

- Actual financial results at the 150% (maximum) performance level established by the Committee, and
- The 67% increase in Corning's stock price during the year from $11.77 at December 31, 2004 to $19.66 at December 31, 2005—shares earned under this plan are valued at the 2005 year-end price of $19.66 in this table.

  (Note: the 67% increase in Corning's stock price in 2005 far exceeded the 4.9% return by the S&P 500 during that same time period).

By way of example, the dual impact of strong performance and stock appreciation are as follows. The original value of shares awarded at target for Messrs. Houghton and Weeks was $2.5 million and $1.8 million, respectively. Actual performance above target added $1.25 million and $0.9 million to the value of these awards, respectively.

The increase in Corning's stock price from grant date to year-end added another $2.21 million to the value of shares earned by Mr. Houghton and $1.58 million to the value of shares earned by Mr. Weeks.

Performance Shares earned under the CPP in 2005 are further restricted (generally subject to transfer and forfeiture restrictions) until they become vested and are released on February 1, 2008. The actual value eventually realized when these shares are released may be more or less than the value indicated.

Organizational Changes May 1, 2005

Total compensation amounts for several of the named executive officers also reflect the impact of the Organizational Change that became effective May 1, 2005:

- James R. Houghton became Chairman (from Chairman and Chief Executive Officer).
- Wendell P. Weeks became President and Chief Executive Officer (from President and Chief Operating Officer).
- Peter F. Volanakis became Chief Operating Officer (from President, Corning Technologies).

Compensation Deductibility

As a matter of practice, the Committee intends to set performance-based goals annually under the various Variable Compensation Plans and to deduct compensation paid under these Plans and gains realized from stock options to the extent consistent with the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended. However, if complying with Section 162(m) conflicts with what the Committee believes to be the best interests of Corning and its shareholders, we may conclude that paying non-deductible compensation is more consistent with the shareholder's best interests for certain events.

CEO Compensation Actions—2005

Compensation actions for James R. Houghton, (Chairman and Chief Executive Officer through April 30, 2005 and Chairman commencing May 1, 2005) and Wendell P. Weeks (President and Chief Operating Officer through April 30, 2005 and President and Chief Executive Officer commencing May 1, 2005) are described below.

Base Salary: Mr. Houghton's annual base salary for 2005 was increased 4.0% from $988,000 per annum to $1,028,000 per annum effective January 1, 2005. His salary was then reduced to $800,000 per annum effective May 1, 2005 as a result of the Organizational Change.

Mr. Weeks' annual base salary for 2005 was increased 4.0% from $780,000 per annum to $811,000 per annum effective January 1, 2005. His salary was then increased to $915,000 per annum effective May 1, 2005 as a result of the Organizational Change.

The prorated full year salaries are indicated in the Salary column of the Summary Compensation Table on page 28.

Annual Incentives: The cash bonus awards earned for 2005 by Mr. Houghton and Mr. Weeks were composed of two parts. First, awards earned under the 2005 PIP equaled 200% of the target awards as Corning far exceeded the adjusted Net Profit After Tax goals established by the Committee in February 2005. Second, Messrs. Houghton and Weeks received 7.02% of their base salaries under Corning's GoalSharing Plan.

Mr. Houghton's total bonus for 2005 was $1,280,162 calculated as follows:

1. Mr. Houghton's target award prior to the Organization Change was 100% of his $1,028,000 base salary; his target award after the Organization Change was 50% of his $800,000 base salary. The total award earned for the 2005 PIP was thus prorated and calculated to be $1,218,667.
2. Mr. Houghton's 2005 GoalSharing award was $61,495.

Mr. Weeks' total bonus for 2005 was $1,741,733 calculated as follows:

1. Mr. Weeks' target award prior to the Organizational Change was 85% of his year end base salary; his target award after the Organizational Change was 95% of his $915,000 year end base salary. The total award earned for the 2005 PIP was thus prorated and calculated to be $1,677,500.

2. Mr. Weeks' 2005 GoalSharing award was $64,233.

Long-Term Incentives:

Recap of Actual Performance for 2005

Mr. Houghton received the following stock option grants under the terms of the 2005 long-term incentive plan. These particular grants were previously described in last year's Report of the Compensation Committee of the Board of Directors on Executive Compensation and are repeated here for reference only due to the fact that some of the total grant occurred in calendar year 2005.

- 239,500 stock options were awarded on December 1, 2004 at an exercise price of $12.70 per share, and
- 119,750 stock options were awarded on January 3, 2005 at an exercise price of $11.84 per share, and
- 119,750 stock options were awarded on February 1, 2005 at an exercise price of $10.98 per share.

As a result of the Organizational Change, Mr. Houghton forfeited 2/3 of each of the above-referenced stock option grants to reflect his significant role change. These forfeited options were canceled.

Mr. Weeks received the following stock option grants under the terms of the 2005 long-term incentive plan.

- 173,000 stock options were awarded on December 1, 2004 at an exercise price of $12.70 per share, and
- 86,500 stock options were awarded on January 3, 2005 at an exercise price of $11.84 per share, and
- 86,500 stock options were awarded on February 1, 2005 at an exercise price of $10.98 per share.

As a result of the Organizational Change, Mr. Weeks was awarded an additional 130,000 stock options on April 28, 2005 at an exercise price of $13.68 per share.

In addition, for the 2005 performance year, Messrs. Houghton and Weeks were awarded a total of 202,000 and 145,000 performance shares respectively (the 2005 target award of restricted stock). Corporate financial targets (adjusted Earnings Per Share and Operating Cashflow were the goals) for the 2005 performance shares were established at the February 2005 Board meeting. Under the plan, Messrs. Houghton and Weeks had the opportunity to earn from 0% to 150% of the 2005 target award of restricted stock based on actual achievement against the financial goals established. Any shares actually earned are further subject to transfer and forfeiture restrictions until all such shares are generally released in February 2008.

Based on actual 2005 corporate performance where Corning far exceeded the adjusted Earnings Per Share and Operating Cashflow goals established by the Committee, Messrs. Houghton and Weeks earned a total of 303,000 and 217,500 shares, respectively (150% of the 2005 target award). These earned awards are listed under the Restricted Stock column of the Summary Compensation Table on page 28 and more fully described in the Long Term Incentive Plans—Awards in Last Fiscal Year table on page 32.

Description of 2006 Program and Awards

For the 2006 performance year:

- Mr. Houghton was awarded a total of 154,000 nonqualified stock options and 62,000 performance shares (2006 target award of restricted stock).

  - 77,000 stock options were awarded on December 7, 2005 at an exercise price of $21.08 per share, and
  - 38,500 stock options were awarded on January 2, 2006 at an exercise price of $19.68 per share, and
  - 38,500 stock options were awarded on February 1, 2006 at an exercise price of $24.72 per share.

- Mr. Weeks was awarded a total of 323,000 nonqualified stock options and 130,000 performance shares (2006 target award of restricted stock).
  - 161,500 stock options were awarded on December 7, 2005 at an exercise price of $21.08 per share, and
  - 80,750 stock options were awarded on January 2, 2006 at an exercise price of $19.68 per share, and
  - 80,750 stock options were awarded on February 1, 2006 at an exercise price of $24.72 per share.

Corporate financial targets for the 2006 performance shares were established at the February 2006 Board meeting. Under the plan, Messrs. Houghton and Weeks may earn from 0% to 150% of the 2006 target award of restricted stock based on actual achievement against the financial goals established for the plan. For 2006, awards will again be based on two equally weighted corporate financial measures: adjusted Earnings Per Share and Operating Cashflow. Any shares actually earned will be further subject to transfer and forfeiture restrictions until all such shares are generally released in February 2009.

All of the stock option grants actually made during the calendar year 2005 (including 50% of the total stock options awarded under the 2005 CPP and 50% of the total stock options awarded under the 2006 CPP) are more fully described in the Option/SAR Grants in Last Fiscal Year table on page 30. All options actually granted in calendar year 2006 will appear in next year's Option/SAR Grants in Last Fiscal Year table.

Other Points to Note

In October 2005, the Committee recommended (and the Board subsequently adopted) formal share ownership guidelines for each non-employee director of Corning. Under the plan, each non-employee director is required to hold at least 5 times the annual cash retainer provided by Corning in Corning stock. New directors joining the Board generally have from three to five years to satisfy this share ownership guideline. The Committee notes that the adoption of formal share ownership guidelines for non-employee directors does not imply that the Board was attempting to correct a perceived problem. In fact, when reviewed in October, it was found that almost all non-employee directors had ownership which far exceeded 10 times the annual cash retainer (with well over one-half of such directors far exceeding 25 times the annual cash retainer).

In setting performance goals for Corning's performance-based compensation plans, the Committee uses adjusted Net Profit After Tax or adjusted Earnings Per Share (as opposed to reported GAAP earnings). The Committee believes that the adjusted amounts more accurately reflect the underlying operational performance of Corning that most employees can impact.

For example, the following special, one-time or non-recurring items would typically be excluded from the adjusted earnings calculations:

- One-time charges from financing activities (e.g. debt/equity)
- Gains/losses on debt buybacks or other unusual large gains and losses
- Impact from Discontinued Operations
- Restructuring charges and credits
- Impact of any required accounting changes that cause a variance from budget
- Impact of non-cash write-offs of deferred tax assets or goodwill
- Impact of litigation

Conclusion

The Committee believes that the quality of executive leadership significantly affects long term performance and that it is in the best interest of the shareholders to fairly compensate executive leadership for achievements that meet or exceed the high standards set by the Committee, so long as there is corresponding risk when performance falls short of such standards.

Actual performance in 2005 significantly exceeded the Committee's high performance targets for the year. In addition, Corning continued to make significant progress on reducing debt and improving the balance sheet (as reflected in Corning's return to investment grade by the major rating agencies during the year), investing in new technologies for Corning's future and continually reinvigorating its Corporate Values focus.

The Compensation Committee:
James J. O'Connor, Chairman
John S. Brown
Gordon Gund
William D. Smithburg

Performance Graph

The following graph illustrates the cumulative total shareholder return over the last five years of Corning's Common Stock, the S&P 500 and the S&P Communications Equipment Companies (in which Corning is currently included). Corning changed its line of business index in fiscal 2001 to more accurately reflect the change in Corning's business focus. The graph includes the capital weighted performance results of those companies in the communications equipment companies classification that are also included in the S&P 500.


Comparison of Five-Year Cumulative Total Return Among
Corning Incorporated, S&P 500 and S&P Communications
Equipment
(Fiscal Years Ending December 31)
2000 100 Dollars
120.0
100.0
80.0
60.0
40.0
20.0
-
2000
2001
2002
2003
2004
2005
Corning Incorporated
S&P 500
S&P Communications Equipment

Executive Compensation

The following tables and charts show for the last three years the compensation paid by Corning to its chief executive officer and the four other most highly compensated executive officers whose aggregate salary and bonus exceeded $100,000.

Summary Compensation Table

					Long Term Compensation			
Annual Compensation					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(1)	Restricted Stock Awards(2)	Securities Underlying Options(3)	LTIP Payouts	All Other Compen-sation(4)
Wendell P. Weeks, President And Chief Executive Officer	2005	$880,333(5)	$1,741,733	$126,960	$4,276,050	464,500	$ —	$ 44,357
	2004	772,500	1,382,238	82,395	1,677,225	320,000	—	42,081
	2003	750,000	1,575,825	72,290	—	713,667	—	18,187
James R. Houghton, Chairman	2005	876,000(6)	1,280,162	84,760	5,956,980	156,834	—	116,929
	2004	978,500	2,047,235	87,414	2,401,080	449,500	—	114,136
	2003	950,000	2,338,045	51,879	—	1,110,000	—	14,250
James B. Flaws, Vice Chairman And Chief Financial Officer	2005	730,000	1,219,246	60,370	3,544,530	211,687	—	117,560
	2004	695,250	1,173,814	59,486	1,200,540	220,000	—	52,334
	2003	675,000	1,337,243	45,071	—	571,667	—	24,806
Dr. Joseph A. Miller, Executive Vice President and Chief Technology Officer	2005	541,000	849,478	38,713	2,289,570	144,500	—	24,630
	2004	515,000	817,492	58,699	918,060	165,000	—	8,200
	2003	500,000	930,550	52,492	—	395,667	—	3,000
Peter F. Volanakis, Chief Operating Officer	2005	716,333(7)	1,302,650	36,429	2,860,530	351,000	—	86,666
	2004	618,000	1,043,390	51,985	1,200,540	220,000	—	72,430
	2003	600,000	1,188,660	42,082	—	605,000	—	14,550

(1) The named executive officers receive an annual executive allowance which may be used for financial/legal counseling, tax preparation services, home security services, personal aircraft rights and tax assistance related to these fringe benefits. The imputed income figures indicated in the table consist of the following calculated using the incremental cost of providing such perquisites:

(a) Total financial/other counseling charges of $42,459 for Mr. Weeks; $0 for Mr. Houghton; $7,243 for Mr. Flaws; $14,978 for Mr. Miller and $3,950 for Mr. Volanakis.

(b) Total personal aircraft charges of $39,475 for Mr. Weeks; $55,167 for Mr. Houghton; $37,360 for Mr. Flaws; $11,315 for Mr. Miller and $23,168 for Mr. Volanakis.

(c) Total tax assistance of $45,026 for Mr. Weeks; $29,593 for Mr. Houghton; $15,767 for Mr. Flaws; $12,420 for Mr. Miller and $9,311 for Mr. Volanakis.

(Note: Corning eliminated providing tax assistance as a feature from the 2006 Executive Allowance program which commenced November 2005)

In addition, total home security costs of $2,400 for Mr. Weeks; $2,400 for Mr. Houghton; $2,400 for Mr. Flaws; $2,400 for Mr. Miller and $2,400 for Mr. Volanakis were paid directly by Corning as a business expense and are not included in the totals listed above but disclosed voluntarily in this footnote.

Corning also paid Mr. Houghton (as a business expense) $450 per night for a total of nine nights for staying in his New York City apartment in lieu of a Company paid hotel room while attending Board meetings or other Corning business events in New York City during the year. That total of $4,050 is not included in the totals listed above but is disclosed voluntarily in this footnote.

(2) At year end 2005, Messrs. Weeks, Houghton, Flaws, Miller and Volanakis held an aggregate of 417,500; 476,000; 311,000; 208,000 and 288,000 shares of restricted stock respectively, having an aggregate value on December 31, 2005, of $8,208,050; $9,358,160; $6,114,260; $4,089,280 and $5,662,080, respectively. Certain of such shares were subject to performance-based forfeiture conditions and all shares are subject to forfeiture and restrictions on transfer prior to stated dates. See also, the "Long Term Incentive Plans—Awards in Last Fiscal Year" table on page 32. The year-end stock price used for valuing such shares was $19.66.

(3) Stock options granted prior to February 28, 2003, provided that if options were exercised using already owned Corning Common Stock, the opportunity for recognition of future market price fluctuations would be restored through an automatic grant of options equal to the number of shares tendered and at the same current market price as was recognized for purposes of exercising such options. No such "reload" options were granted during 2003 and 2004, but Mr. Flaws has 19,687 such "reload" options granted in 2005 (which are included in the totals listed above).

(4) Each salaried employee of Corning who participates in the Corning Investment Plan (401(k) Plan) receives matching contributions to their account based on their level of contribution and/or service. The named executive officers received the following amounts contributed by Corning to the Investment Plan, the Supplemental Investment Plan (a non-qualified investment plan maintained by Corning to provide salaried employees the benefits which would have been available to them pursuant to the terms of the Corning Investment Plan but for limitations on contributions to tax-qualified plans imposed pursuant to the Employee Retirement Income Security Act of 1974, as amended) and the Management Deferral Plan (if applicable): $44,357 for Mr. Weeks; $116,929 for Mr. Houghton; $117,560 for Mr. Flaws; $24,630 for Mr. Miller and $86,666 for Mr. Volanakis.

(5) Represents prorated base salary (four months at $811,000 as President and Chief Operating Officer and eight months at $915,000 as President and Chief Executive Officer).

(6) Represents prorated base salary (four months at $1,028,000 as Chairman and Chief Executive Officer and eight months at $800,000 as Chairman).

(7) Represents prorated base salary (four months at $649,000 as President, Corning Technologies and eight months at $750,000 as Chief Operating Officer).

Option/SAR Grants in Last Fiscal Year (1)

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	Gain at 5%	Gain at 10%
Wendell P. Weeks						
Option Grant 1/3/2005	86,500	0.86%	$11.84	01/02/15	$ 644,089	$ 1,632,247
Option Grant 2/1/2005	86,500	0.86%	10.98	01/31/15	597,305	1,513,689
Option Grant 4/28/2005	130,000	1.29%	13.68	04/27/15	1,118,426	2,834,312
Option Grant 12/7/2005	161,500	1.61%	21.08	12/06/15	2,141,021	5,425,769
James R. Houghton (3)						
Option Grant 1/3/2005	39,917	0.40%	11.84	01/02/15	297,226	753,230
Option Grant 2/1/2005	39,917	0.40%	10.98	01/31/15	275,637	698,519
Option Grant 12/7/2005	77,000	0.77%	21.08	12/06/15	1,020,797	2,586,899
James B. Flaws						
Option Grant 1/3/2005	57,500	0.57%	11.84	01/02/15	428,151	1,085,020
Option Grant 2/1/2005	57,500	0.57%	10.98	01/31/15	397,053	1,006,209
Reload Option Grant 5/11/2005	6,564	0.07%	15.24	12/04/11	37,332	85,833
Reload Option Grant 5/11/2005	6,561	0.07%	15.24	01/31/12	38,459	88,829
Reload Option Grant 5/11/2005	6,562	0.07%	15.24	10/05/08	18,045	38,274
Option Grant 12/7/2005	77,000	0.77%	21.08	12/06/15	1,020,797	2,586,899
Joseph A. Miller						
Option Grant 1/3/2005	43,000	0.43%	11.84	01/02/15	320,183	811,406
Option Grant 2/1/2005	43,000	0.43%	10.98	01/31/15	296,926	752,470
Option Grant 12/7/2005	58,500	0.58%	21.08	12/06/15	775,540	1,965,371
Peter F. Volanakis						
Option Grant 1/3/2005	57,500	0.57%	11.84	01/02/15	428,151	1,085,020
Option Grant 2/1/2005	57,500	0.57%	10.98	01/31/15	397,053	1,006,209
Option Grant 4/28/2005	125,000	1.24%	13.68	04/27/15	1,075,410	2,725,300
Option Grant 12/7/2005	111,000	1.10%	21.08	12/06/15	1,471,538	3,729,166
All Shareholders as a group	1,536,508,561				14,272,280,215	36,168,760,255
All Optionees as a group (4)	10,053,773	100%	$14.77	Various	93,387,222	236,661,555
Optionee Gain As % Of All Shareholders Gain					0.65%	0.65%

(1) No SAR's were granted.

(2) The dollar amounts set forth under these columns are the result of calculations at 5% and at 10% rates established by the SEC and therefore are not intended to forecast future appreciation of Corning's stock price. Corning did not use any alternative formula for grant date valuation as it is unaware of any formula which would determine with reasonable accuracy a present value based upon future unknown factors.

(3) Mr. Houghton was originally granted 119,750 stock options on 1/3/05 at an exercise price of $11.84 and 119,750 stock options on 2/1/05 at an exercise price of $10.98. As a result of the Organizational Change effective May 1, 2005, Mr. Houghton forfeited ⅔ of the original option grants on 1/3/05 and 2/1/05 (as well as ⅔ of the 239,500 stock options originally awarded on 12/1/04 at an exercise price of $12.70 and reported

in the 2005 Proxy Statement under the caption "Option/SAR Grants in Last Fiscal Year"). The net outstanding grants for 2005 are reported in the table above.

(4) The exercise price shown to the right is a weighted average of option prices relating to grants of options made on various occasions in 2005. No gain to the optionees is possible without an appreciation in the stock price, an event which will also benefit all shareholders. If the stock price does not appreciate, the optionees will realize no benefit. For stock options awarded prior to February 28, 2003, prior Employee Equity Participation Plans provided that if options are exercised using already owned Corning Common Stock, the opportunity for recognition of future market price fluctuations would be restored through an automatic grant of options equal to the number of shares tendered and at the same current market price as was recognized for purposes of exercising such options. Included in this total are such "reload" options granted to employees during 2005. Corning eliminated the reload feature from all grants of stock options made on or after February 28, 2003.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Options/SAR Values (1)

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Wendell P. Weeks (2)	373,000	$1,789,457	5,867,646	726,887	$24,860,285	$3,643,302
James R. Houghton (3)	158,106	1,694,083	2,679,393	561,834	35,235,875	6,336,431
James B. Flaws (2)	506,974	2,796,621	2,991,271	419,742	16,669,433	3,961,797
Joseph A. Miller	320,834	3,449,320	467,277	289,555	3,807,896	2,021,400
Peter F. Volanakis (2)	548,145	4,151,505	3,169,382	570,166	15,411,652	4,796,556

(1) No SAR's are outstanding

(2) Certain stock options exercised by Messrs. Weeks, Flaws and Volanakis were scheduled to expire if not exercised by August 2006. Such grants include 325,000 of the options exercised by Mr. Weeks, 322,500 of the options exercised by Mr. Flaws and 275,000 of the options exercised by Mr. Volanakis.

(3) All stock options exercised by Mr. Houghton in 2005 were originally granted in December 1995 and were scheduled to expire if not exercised by December 5, 2005.

Long Term Incentive Plans-Awards in Last Fiscal Year

This table illustrates the number of performance-based shares awarded under the Corporate Performance Plan. The number of shares earned or which may be earned by the named executive officer is determined by the achievement of specific financial goals established for Corning (and more fully explained in the Report of the Compensation Committee of the Board of Directors on Executive Compensation beginning on page 19). The percentage of awards that may be earned ranges from 0% to 150% of the target awards indicated below. The number of shares earned for 2005 (based on achieving the 150% performance level) is indicated in the table below (vesting February 1, 2008) and the dollar value of the 2005 shares earned is indicated in the "Restricted Stock Awards" column of the "Summary Compensation Table" appearing on page 28.

In February 2007, the Compensation Committee will assess performance against goals and determine the number of shares earned for 2006 under the performance-based shares granted in December 2005. Once earned, such shares shall remain restricted as to transfer for two years and are generally subject to forfeiture upon termination of employment prior thereto.

			Estimated Future Payouts under Non-Stock Price-Based Plans		
(a)	(b)	(c)	(d)	(e)	(f)
Name	Number of Shares, Units, or Other Rights(#)	Performance or Other Period Until Maturation or Payout	Threshold	Target	Maximum
Wendell P. Weeks		02/01/09	0	130,000	195,000
	217,500	02/01/08	0	145,000	217,500
	142,500	02/01/07	0	95,000	142,500
James R. Houghton		02/01/09	0	62,000	93,000
	303,000	02/01/08	0	202,000	303,000
	204,000	02/01/07	0	136,000	204,000
James B. Flaws		02/01/09	0	62,000	93,000
	145,500	02/01/08	0	97,000	145,500
	102,000	02/01/07	0	68,000	102,000
Joseph A. Miller		02/01/09	0	47,000	70,500
	109,500	02/01/08	0	73,000	109,500
	78,000	02/01/07	0	52,000	78,000
Peter F. Volanakis		02/01/09	0	89,000	133,500
	145,500	02/01/08	0	97,000	145,500
	102,000	02/01/07	0	68,000	102,000

Pension Plan

Corning maintains a defined benefit Pension Plan under which it pays benefits based upon career average earnings (regular salary and cash awards that are paid (including deferred compensation with respect to the non-qualified supplemental pension plans) such as those paid under its Variable Compensation Plans) and years of credited service. Employees are required to contribute 2% of compensation in excess of the Social Security Wage Base up to the compensation limits imposed by the Internal Revenue Code of 1986, as amended. Salaried and non-union hourly employees may contribute, under the career average formula of the Plan, an additional 2% of earnings up to and including the Social Security Wage Base to increase pension benefits.

Corning amended its pension plan effective July 1, 2000, to include a cash balance component. All salaried and non-union hourly employees were given the choice of continuing to accrue future benefits under the career average earnings formula or, if the cash balance plan was elected, the cash balance formula. All salaried and non-union hourly employees hired on or after July 1, 2000, only participate in the cash balance component.

Benefits accrued under the cash balance component are expressed in the form of a hypothetical account balance. Each month a participant's cash balance account is increased by (1) pay credits based on the participant's eligible pay for that month, and (2) interest credits based on the participant's account balance as of the end of the prior month. Pay credits accrue at a rate between 3% and 8% based on each participant's age and service. Pension benefits under the cash balance component may be distributed as a lump sum or as an annuity.

Corning's contributions to the Plan are determined by the Plan's actuaries and are not determined on an individual basis. The amount of benefits payable under the Plan and attributable to Corning's contributions is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended.

Corning maintains non-qualified supplemental pension plans pursuant to which it will pay amounts approximately equal to the difference between the benefits provided under the Pension Plan and benefits which would have been paid thereunder but for the limitations of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. Certain employees, including the named executive officers, participate in the Executive Supplemental Pension Plan which pays benefits based upon final average compensation (the highest five consecutive calendar years in the 10 calendar years immediately preceding retirement) and years of credited service. Certain of the benefits payable under the Executive Supplemental Pension Plan are presently vested on an individual basis.

The table below sets forth the estimated annual amounts payable under the Pension Plan and the Executive Supplemental Pension Plan assuming retirement during 2006 of participants who have met eligibility requirements for unreduced benefits. These amounts are based upon the straight life annuity option and are not subject to reduction for Social Security benefits or other payments or offsets. Additional benefits may be payable to persons who contribute voluntarily to the Pension Plan. Unreduced benefits are available to participants who are at least age 55 with 30 or more years of service or participants who are age 60 with 5 or more years of service.

	Years of Service					
Final Average Pay	**15**	**20**	**25**	**30**	**35**	**40**
$ 500,000	$ 109,100	$ 145,500	$ 181,900	$ 218,300	$ 254,600	$ 292,100
600,000	131,600	175,500	219,400	263,300	307,100	352,100
700,000	154,100	205,500	256,900	308,300	359,600	412,100
800,000	176,600	235,500	294,400	353,300	412,100	472,100
900,000	199,100	265,500	331,900	398,300	464,600	532,100
1,000,000	221,600	295,500	369,400	443,300	517,100	592,100
1,100,000	244,100	325,500	406,900	488,300	569,600	652,100
1,200,000	266,600	355,500	444,400	533,300	622,100	712,100
1,300,000	289,100	385,500	481,900	578,300	674,600	772,100
1,400,000	311,600	415,500	519,400	623,300	727,100	832,100
1,500,000	334,100	445,500	556,900	668,300	779,600	892,100
1,600,000	356,600	475,500	594,400	713,300	832,100	952,100
1,700,000	379,100	505,500	631,900	758,300	884,600	1,012,100
1,800,000	401,600	535,500	669,400	803,300	937,100	1,072,100
1,900,000	424,100	565,500	706,900	848,300	989,600	1,132,100
2,000,000	446,600	595,500	744,400	893,300	1,042,100	1,192,100
2,100,000	469,100	625,500	781,900	938,300	1,094,600	1,252,100
2,200,000	491,600	655,500	819,400	983,300	1,147,100	1,312,100
2,300,000	514,100	685,500	856,900	1,028,300	1,199,600	1,372,100
2,400,000	536,600	715,500	894,400	1,073,300	1,252,100	1,432,100
2,500,000	559,100	745,500	931,900	1,118,300	1,304,600	1,492,100

The compensation covered by the Pension Plan and the Executive Supplemental Pension Plan for the named executive officers is the salary and cash bonus set forth in the "Summary Compensation Table" on page 28. The bonus is included as compensation in the calendar year paid. As of December 31, 2005, annual payments under the Pension Plan would be based upon an average annual compensation of $1,327,020 for Mr. Weeks; $1,952,195 for Mr. Houghton; $1,126,161 for Mr. Flaws; $824,046 for Mr. Miller and $1,048,729 for Mr. Volanakis. Messrs. Weeks, Houghton, Flaws, Miller and Volanakis have 23, 38, 33, 5, and 24, years of credited service, respectively.

Arrangements with Named Executive Officers

Severance Arrangements

Under an existing severance policy Corning may provide to certain employees (excluding the named executive officers, whose agreements are described below) in certain events compensation in amounts up to eight weeks (for employees with more than one year of service) and fifty-two weeks (for employees with twenty-six or more years of service). These events include a constructive termination of employment as a result of a substantial change in the employee's responsibilities, compensation levels and similar matters following a change in Corning's ownership and management.

Prior to July 2004, Corning entered into Officer Severance Agreements, Change in Control Agreements, and Amendments to such agreements with Messrs. Weeks, Houghton, Flaws, Miller and Volanakis and other officers that continue to be effective. Those Officer Severance Agreements provide that under certain circumstances Messrs. Weeks, Houghton, Flaws and Volanakis would each receive payments equal to 2.99 times base salary plus bonus; as well as an additional 2.99 years of service credit under Corning's various qualified and non-qualified retirement plans in which such officer participates; outplacement assistance; 24 months of continued medical, dental and hospitalization benefits; and Corning's purchase of such officer residence in the Corning, New York area at the greater of the appraised value or the cost of the residence plus improvements, upon request. Under Dr. Miller's Severance Agreement, he would receive the same benefits, except that he would receive two years times the sum of his base salary plus bonus.

Change in Control Agreements with Messrs. Houghton, Flaws and Volanakis provide for payment of accrued compensation; immediate vesting of restrictions on any long term cash amount (multiplied by 150%); immediate vesting and lapse of restrictions on any outstanding equity awards; severance pay equal to 2.99 times base salary plus bonus; 36 months of continued medical, dental and hospitalization benefits; Corning's purchase of such officer's principal residence in the Corning, New York area at the greater of the appraised value, cost of residence plus improvements, or modified appraised value, upon request; an additional five years of service credit under Corning's Executive Supplemental Pension Plan; and outplacement assistance upon occurrence of a change in control that results in termination other than for good reason, a material and adverse change to the executive's status, title, position or responsibilities, change in position or office held, reduction of salary, change in principal office location of more than 30 miles, material reduction in employee benefits, successor company's material breach of the agreement, or successor company's failure to assume the agreement. Mr. Weeks' Change in Control Agreement provides similar benefits, but includes a different definition of "cause." Dr. Miller's Change in Control Agreement provides similar benefits, but has 24 months of continued medical, dental and hospitalization benefits.

These Officer Severance Agreements, Change in Control Agreements and Amendments to such agreements were Exhibits 10.1 through 10.9 to Corning's Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 4, 2004.

PROPOSAL 2—Approval of the Amendment of the 2002 Worldwide Employee Share Purchase Plan

Summary of the 2002 Worldwide Employee Share Purchase Plan

Overview

In 2002, Corning adopted the 2002 Worldwide Employee Share Purchase Plan (the "2002 Plan") which was a continuation of similar programs first adopted in 1990. The 2002 Plan was designed to provide a flexible mechanism to permit employees to obtain equity ownership in Corning, thereby increasing their proprietary interest in Corning's growth and success.

The Board, as well as our senior management, believe that it is important to align the interests of our employees with the interests of our shareholders, and believe that encouraging share ownership by employees through the 2002 Plan is a key means to achieve this goal. Furthermore, the Board believes that the 2002 Plan enhances the Company's ability to attract and retain employees, enhances employee loyalty and increases the focus of employees on the creation of shareholder value. The Board of Directors has approved the amendment of the 2002 Plan and directed that it be submitted to shareholders for approval at this time.

Our Board of Directors recommends that you vote in favor of the amendment to the 2002 Plan. The 2002 Plan extends the Termination Date from the earlier of (i) April 30, 2007, (ii) all shares authorized under the 2002 Plan are sold, or (iii) the Board terminates the 2002 Plan to (i) May 1, 2010, (ii) all shares authorized under the 2002 Plan are sold or (iii) the Board terminates the 2002 Plan.

An affirmative vote of a majority of the shares of Corning's common stock cast at the meeting is necessary to approve the amendment of the 2002 Plan. In the event shareholders do not approve the amendment of the 2002 Plan, the 2002 Plan, as currently in effect, will continue until its scheduled expiration.

As of December 31, 2005, approximately 17,260,811 shares were available for sale under the 2002 Plan. At February 23, 2006, the closing price of Corning's Common Stock as reported on the New York Stock Exchange was 24.60.

A summary of the principal features of the 2002 Plan follows. Every aspect of the 2002 Plan is not addressed in this summary. Corning will send without charge the 2002 Plan to any shareholder who requests a copy.

Summary of the 2002 Worldwide Employee Share Purchase Plan

Committee. The 2002 Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors. Subject to the provisions of the 2002 Plan, the Committee will interpret the 2002 Plan and all rights to purchase shares granted under the 2002 Plan, make such rules as it deems necessary for the proper administration of the 2002 Plan and make all other determinations necessary or advisable for the administration of the 2002 Plan. In addition, the Committee shall correct any defect, supply any omission or reconcile any inconsistency in the 2002 Plan, or in any right to purchase shares granted under the 2002 Plan, in the manner and to the extent that the Committee deems desirable to carry the 2002 Plan or any option into effect. The Committee shall, in its sole discretion, make such decisions or determinations and take such actions, and all such decisions, determinations and actions taken or made by the Committee will be conclusive on all parties. The Committee shall not be liable for any decision, determination or action taken in good faith in connection with the administration of the 2002 Plan. The Committee shall have the authority to delegate plan administration and interpretation of the 2002 Plan to such officers and employees of Corning as the Committee deems appropriate.

Effective Date of the 2002 Plan. The 2002 Plan became effective for shares issued after May 1, 2002.

Eligibility. Any employee of Corning designated as eligible by the Committee will be eligible to participate in the 2002 Plan provided, however, that no option (or right to purchase Corning's Common Stock) will be granted to an employee if such employee, immediately after the option is granted, owns shares of Corning possessing five percent or more of the total combined voting power or value of all classes of shares of Corning or of its subsidiary corporations (within the meaning of Sections 423(b)(3) and 424(f) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder ("Code")). The Committee may also limit eligibility to designated payroll groups such as salaried or non-unionized hourly employees or to designated locations. The Committee may also in its discretion allow the employees of Corning subsidiaries to participate in the 2002 Plan. In addition, the Committee may limit any employee's rights to purchase shares pursuant to the 2002 Plan to a rate that does not exceed $25,000 per calendar year or such other amount as may be specified under Section 423 of the Code. Substantially all employees of Corning are eligible to participate in the 2002 Plan.

Authorized Shares. Under the 2002 Plan no more than 30,000,000 shares may be offered or sold to eligible employees. The 30,000,000 shares represent approximately 1.95% of the shares of Corning outstanding on December 31, 2005. As of December 31, 2005, approximately 17,260,811 shares were available for sale under the 2002 Plan. Shares available for sale under the 2002 Plan may be either treasury shares or authorized but unissued shares or may be purchased from time to time on the open market.

Offering Period. The 2002 Plan provides for offering periods of three months each. The Board may make a particular offering period shorter or longer but not longer than 27 months. Participating employees would purchase shares at quarterly intervals unless the Board exercises its right to change the offering period. The first business day of each offering period is referred to as the entry date, except that for employees who elect to participate after that date, the entry date, unless otherwise provided by the Committee, in its discretion, is the first business day of the first offering period beginning after their election.

Each eligible employee is automatically granted the right to purchase shares on his or her entry date. The right to purchase shares generally expires at the end of the offering period or upon termination of employment, whichever is earlier, but is exercised at the end of each offering period to the extent of the payroll deductions accumulated during that offering period. In addition to the limitation described above, the Committee may impose additional limits on the number of shares eligible employees may purchase during any offering period.

Purchases. Shares will be purchased under the 2002 Plan at a price equal to 85% of the fair market value of a share on (i) the relevant entry date or (ii) the last trading day of the offering period, whichever is less for U.S. employees. For International Employees, unless otherwise provided, shares are sold at a price equal to 85% of Corning's share price on the last trading day of the offering period.

Payments received by Corning for the sale of shares of treasury stock or authorized and unissued shares shall be used for general corporate purposes.

Participation. Under the 2002 Plan an eligible employee must authorize payroll deductions, which may not exceed 10% of eligible compensation or such other higher percentage of non-fixed compensation (such as the amount paid annually as a performance or GoalSharing bonus) as may be permitted by the Committee. An eligible employee may terminate his or her payroll deduction at any time. The employee may increase or reduce prospectively the amount of his or her deduction as of the beginning of any calendar quarter subject to the Committee's authority to impose limits on employees who increase, reduce or stop payroll deductions during an offering period. An employee will have no interest in any shares until such shares are actually purchased by him or her.

Termination of Employment. In the event of death, retirement, or termination of employment, any accumulated payroll deductions will be used to purchase shares on the applicable purchase date.

International Employees. Under the 2002 Plan, the Committee has the authority to amend the 2002 Plan with respect to International Employees. The amendments may include, but are not limited to, the right to participate; procedures for elections to participate; the payment of any interest with respect to amounts received from or credited to accounts held for the benefit of International Employees; the purchase price of any shares to be acquired; the length of any offering period; the maximum amount of contributions; credits or shares which may be acquired by International Employees; and the rights of International Employees in the event of his or her death, disability, withdrawal from the 2002 Plan, termination of employment, and all matters related thereto.

The Committee, in its discretion, can also create one or more separate plans involving the purchase of shares by International Employees. The Committee shall have the flexibility to structure international arrangements that adhere to local regulations that may allow Corning or one of its subsidiaries or affiliates to take advantage of corporate tax benefits. As such, special terms and conditions or plans which may be established with respect to one group of International Employees may not be the same for all International Employees. Notwithstanding the foregoing, the total number of shares offered under the 2002 Plan and any other employee stock purchase plan for International Employees created by the Committee shall not exceed the number of shares authorized under the 2002 Plan.

Adjustments upon Changes in Capitalization, Merger or Sale of Assets. In the event of any stock split, stock dividend, spin-off, reclassification, recapitalization or other similar event affecting the shares, adjustments may be made in the number of shares subject to the 2002 Plan, the number and kind of shares to be purchased and the price per share to be purchased. Any such adjustment will be made by the Committee, whose determination shall be final. In the event of a proposed sale of all or substantially all of the assets of Corning or the merger or consolidation of Corning with another company, the Committee may determine that each right to purchase shares will be assumed by, or an equivalent right substituted by the successor company or an affiliate, that the purchase date will be accelerated, or that all outstanding rights to purchase shares will terminate and accumulated payroll deductions will be refunded.

Amendment and Termination. The Board may terminate or amend the 2002 Plan at any time, except that it may not, without shareholder approval, increase the number of shares subject to the 2002 Plan other than as described in the above paragraph. The Board is expressly authorized to amend the 2002 Plan in any respect the Board deems necessary or advisable to provide employees with the maximum benefits provided or to be provided under provisions of the Code relating to employee stock purchase plans and/or to bring the 2002 Plan and/or rights to purchase shares granted under it into compliance therewith. Rights and obligations under a right to purchase shares granted before amendment of the 2002 Plan shall not be impaired by any amendment of the 2002 Plan, except with the consent of the person to whom such rights were granted, or except as necessary to comply with any laws or governmental regulations, or except as necessary to ensure that the 2002 Plan and/or rights granted under the 2002 Plan comply with the requirements of Section 423 of the Code.

The 2002 Plan will continue until the earlier of: (i) May 1, 2010; (ii) all shares authorized under the 2002 Plan are sold; (iii) or the Board terminates the 2002 Plan.

Compliance with Rule 16b-3. Any transactions under the 2002 Plan with respect to officers (as defined in Rule 16a-1 promulgated under the Securities Exchange Act of 1934, as amended, (the "1934 Act")) are intended to comply with all applicable conditions of Rule 16b-3 of the 1934 Act. To the extent any provision of the 2002 Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

Compliance with Code Section 409A. The 2002 Plan is intended to comply with Code Section 409A and the rules and regulations thereunder. To the extent any provision of the 2002 Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

Taxation. Corning believes that the U.S. federal income tax consequences of the 2002 Plan, under its current terms, are as follows:

An employee who purchases shares under the 2002 Plan will recognize compensation taxable as ordinary income (subject to withholding) in the year such purchase occurs in an amount equal to the difference between the fair market value of the shares on the date of purchase and the price actually paid for such shares, and Corning or the subsidiary employer will be entitled to a deduction in the same amount. The employee's basis in such shares will be increased by the amount taxable as compensation, and his or her capital gain or loss when he/she disposes of the shares will be calculated using such increased basis. The capital gain or loss on disposition of the shares will be either long-term or short-term, depending on the holding period of the shares.

U.S. Federal Income Tax Consequences if the Board amends the 2002 Plan to qualify under the Internal Revenue Code of 1986. The Board, in its discretion, may amend the 2002 Plan to satisfy the requirements of Section 423(b) of the Code. If the Board exercised its discretion to qualify the 2002 Plan under Section 423(b) of the Code, Corning believes that the U.S. federal tax consequences will be as described below. First the income realized from shares purchased after the effective date of such qualification would not be taxable to the employee until the shares purchased under the 2002 Plan are sold or otherwise disposed of.

Upon sale or other disposition of the shares, the employee will generally be subject to tax and the amount of the tax will depend upon whether the employee has complied with the "holding period" imposed under Section 423 of the Code. If the shares are sold or otherwise disposed of more than two years from the applicable entry date and more than one year from the date of transfer of the shares to the employee, then the employee generally will recognize ordinary income measured as the lesser of:

- the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or
- an amount equal to 15% of the fair market value of the shares as of the applicable entry date.

Any additional gain should be treated as long-term capital gain.

If the shares are sold or otherwise disposed of before the expiration of this holding period, the employee will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the holding period. If an employee sells the shares and the sale price is less than the purchase price, the employee will not recognize any ordinary income, and will have a long-term capital loss for the difference between the sale price and the purchase price.

Neither Corning nor the subsidiary employer is entitled to a deduction for amounts taxed as ordinary income or capital gain to an employee except to the extent ordinary income is recognized by eligible employees upon a sale or disposition of shares prior to the expiration of the holding period(s) described above. In all other cases, no deduction is allowed to Corning or the subsidiary employer.

The foregoing discussion is not intended to cover all tax consequences of participation in the 2002 Plan. The tax consequences outlined above apply only with respect to an employee whose income is subject to United States federal income tax during the period beginning with the grant of the right to purchase shares and ending with the disposition of the shares acquired through the exercise of such right. Different or additional rules may apply to individuals who are subject to income tax obligations in a foreign jurisdiction and/or are subject to state or local income tax in the United States.

Principal Differences. The 2002 Plan is amended to extend the Termination Date from the earlier of (i) April 30, 2007, (ii) all shares authorized under the 2002 Plan are sold, or (iii) the Board terminates the 2002 Plan to (i) May 1, 2010, (ii) all shares authorized under the 2002 Plan are sold, or (iii) the Board terminates the 2002 Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT OF THE 2002 WORLDWIDE EMPLOYEE SHARE PURCHASE PLAN.

PROPOSAL 3—Approval of the 2006 Variable Compensation Plan

Overview

In 1949, the shareholders of Corning adopted a plan which provided for the payment of additional compensation to such of Corning's officers and employees as might be designated by a committee of the Board of Directors. No member of such committee was to be eligible to participate in the plan. Shareholders periodically have approved modifications to these additional compensation plans, the last such approval being the 2003 Variable Compensation Plan (the "2003 Incentive Plan") which had a four-year term. The Board of Directors believes the 2003 Incentive Plan has been successful and should be continued. In February 2006, the Board approved the 2006 Variable Compensation Plan (the "2006 Incentive Plan") and directed it be submitted to shareholders for approval at this time. The affirmative vote of the holders of a majority of the shares of Corning Common Stock cast at the meeting is required to approve the 2006 Incentive Plan. If shareholders approve, the 2006 Incentive Plan will become effective for the 2006 fiscal year and will expire on May 1, 2011. In the event shareholders do not approve, the 2006 Incentive Plan will not become effective which means that additional compensation paid to named executive officers may not be deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended, which we will refer to as the "Code".

Our Board of Directors recommends that you vote in favor of the 2006 Incentive Plan. The 2006 Incentive Plan is designed to provide a competitive incentive opportunity in order to attract and retain key executives. The 2006 Incentive Plan continues Corning's long-standing approach to the payment of additional compensation. The 2006 Incentive Plan will continue as a compensation program for those employees who have broad responsibilities for profits and performance at the worldwide corporate level and whose compensation may be subject to the scope of Section 162(m) of the Code.

The following is a summary of the principal features of the 2006 Incentive Plan. Every aspect of the 2006 Incentive Plan is not addressed in this summary. Corning will send without charge the 2006 Incentive Plan to any shareholder who requests a copy.

Summary of the 2006 Variable Compensation Plan

Committee. The 2006 Incentive Plan will be administered by a committee (the "Committee") appointed by the Board of Directors, consisting of at least three directors, each of whom is an "outside director," as such term is defined in regulations under Section 162(m) of the Code. The members of the Committee will serve as such without compensation other than the regular fees to which they are entitled for attending meetings of the Board of Directors or any committee thereof.

Duration. The 2006 Incentive Plan will remain in effect from Corning's 2006 fiscal year, subject to approval by Corning's shareholders, until May 1, 2011, unless earlier terminated by Corning's Board of Directors.

Eligibility. The participants in the 2006 Incentive Plan will be Corning's chief executive officer and other highly compensated executive officers whose compensation may be subject to the deductibility provisions of Section 162(m) of the Code. Other employees, including officers not participating in the 2006 Incentive Plan, will participate in variable compensation plans which provide incentive for profit and performance and which use measures of performance substantially similar to those used in the 2006 Incentive Plan.

Performance Measures. The Committee will determine the incentive compensation of each participant based upon the extent to which Corning has met predetermined performance goals. To measure performance the Committee may use such criteria as operating profits (including EBITDA), net profits, earnings per share, profit returns and margins, cash flow, revenues, return on assets, equity or investments, shareholder return and/or value, working capital and stock price. Performance criteria may be measured on a corporate, subsidiary or business unit basis, or a combination thereof. The criteria may also reflect corporate performance alone or corporate performance relative to Corning comparable companies or other external measures. For 2006, the Committee has determined to use net profit after tax as the measure.

Payment of Incentive Compensation. All or part of the incentive compensation for any year may be distributed to participants for such year in individually designated awards determined by the Committee. Payments may be made in cash, stock options or shares of Corning Common Stock or a combination thereof, provided, however, that a participant may, in accordance with rules adopted by the Committee, elect to defer receipt of all or some portion of his/her payment. In addition, the Committee may determine not to pay to a participant in a given year the incentive compensation earned for such year and may require that the participant defer receipt of such amount.

In the event that payment of all or a portion of a payment is deferred, Corning will establish on its books an account for the amount of the payment so deferred and credit such account with additional sums. The additional sums will be determined by the Committee by reference to one or more factors, such as prevailing interest rates, performance of phantom mutual fund accounts, or changes in the price of Corning Common Stock.

All deferrals shall be made under a deferred compensation plan of the Company that satisfies the requirements of Section 409A of the Code.

No participant in the 2006 Incentive Plan may receive a payment for any fiscal year in excess of $5,000,000.

Amendment and Termination. The Board of Directors has the power to terminate the 2006 Incentive Plan in its entirety at any time. The Board of Directors may also amend or modify the 2006 Incentive Plan in such respects as it may deem advisable, except that the Board may make no amendment which would jeopardize the deductibility of payments under Section 162(m) of the Code, without shareholder approval.

Taxation. Corning will be allowed a federal income tax deduction with respect to all amounts distributed as incentive compensation in the year of payment in accordance with the provisions of Section 162(m) of the Code. The amount of any incentive compensation award will constitute ordinary income to the employee in the year of payment.

New Plan Benefits Table. No benefits or amounts have been awarded or received under the 2006 Incentive Plan. Because the amounts to be awarded under the 2006 Incentive Plan are based on the actual performance of Corning and Corning's future performance cannot be easily predicted, awards cannot be determined at this time. See "Summary Compensation Table" on page 28 for information about awards made under the 2003 Incentive Plan during fiscal year 2005. However, no benefit or amount awarded in 2006 (or any subsequent year) will exceed the 2006 Incentive Plan's limit of $5,000,000.

Principal Differences. The 2006 Incentive Plan does not differ from the 2003 Incentive Plan except for the change in the termination date from December 31, 2007 to May 1, 2011.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE 2006 VARIABLE COMPENSATION PLAN

PROPOSAL 4—Approval of the Amendment of the 2003 Equity Plan for Non-Employee Directors

Overview

In 2003, the shareholders of Corning adopted the 2003 Equity Plan for Non-Employee Directors (the "2003 Plan"), which was a continuation of a similar program first adopted in 2000 (the "2000 Plan"). The 2003 Plan provides the means by which the Board may from time to time make discretionary awards of shares and/or grants of options to purchase shares of Corning's Common Stock to non-employee directors (the "2003 Plan"). In February 2006, the Board approved the amendment of the 2003 Plan and directed it be submitted to shareholders for approval at this time. The affirmative vote of the holders of a majority of the shares of Corning's Common Stock cast at the meeting is required to approve the amendment of the 2003 Plan. If shareholders approve, the 2003 Plan, as amended, will become effective for the fiscal year 2006 and will expire for the fiscal year ending on December 31, 2010. In the event shareholders do not approve, the 2003 Plan, as amended, will not become effective and the 2003 Plan will continue until its scheduled expiration on December 31, 2007, or when shares are no longer available, whichever is earlier.

Our Board of Directors recommends that you vote in favor of the amendment of the 2003 Plan. The 2003 Plan is designed to assist Corning in attracting and retaining individuals of exceptional ability to serve as its directors and to more closely align their interests with those of shareholders and to further provide incentives for such persons to exert maximum efforts for the success of Corning. In addition, Corning expects that the Board will be required to spend additional time to carry out the various corporate governance initiatives in connection with the Sarbanes-Oxley Act of 2002 and various rules adopted by the Securities and Exchange Commission and the New York Stock Exchange.

As of December 31, 2005, options (net of canceled or expired options) and restricted shares covering an aggregate of 206,244 shares of Corning's Common Stock has been granted under the 2003 Plan. In addition, as of December 31, 2005, 543,756 shares of Corning Common Stock (plus any shares that might in the future be returned to the 2003 Plan or the 2000 Plan as a result of cancellations or expiration of options) remained available for future grant under the 2003 Plan. At February 23, 2006, the closing price of Corning's Common Stock as reported on the New York Stock Exchange was $24.60.

The following is a summary of the principal features of the 2003 Plan. Every aspect of the 2003 Plan is not addressed in this summary. Corning will send without charge the 2003 Plan to any shareholder who requests a copy.

Summary of the 2003 Equity Plan for Non-Employee Directors

Committee. The 2003 Plan is to be administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee will have broad discretionary authority (within the parameters specified in the 2003 Plan) to determine when and to which eligible directors shares may be awarded and/or options may be granted; to determine the terms of each award made and/or option granted; to construe, interpret, and settle any dispute concerning the 2003 Plan, any shares awarded and/or options granted; and to make any other decision or take any other action that it deems necessary or desirable for the administration or operation of the 2003 Plan.

Effective Date of the 2003 Plan. The 2003 Plan is effective for shares issued on or after April 24, 2003.

Eligibility. Only persons who, at the time of an award of shares or the grant of an option, are directors and who are not, and have not been in the last three years, employees of Corning or any affiliated entity, are eligible to participate in the 2003 Plan. Currently, eleven of Corning's fifteen directors are eligible to participate in the 2003 Plan.

Available Shares. Subject to adjustment as contemplated by the 2003 Plan, the maximum number of shares of Common Stock that may be used for awards and the settlement of options is 750,000. If an option granted under the 2003 Plan or the 2000 Plan terminates or expires without having been exercised in full, or if shares awarded subject to restrictions are forfeited, the shares that were subject to the option or the restrictions will become available for new awards or option grants under the 2003 Plan. Shares used for 2003 Plan purposes may be either shares held in Corning's treasury or new issuances, as the Board determines.

Adjustments. In the event of any stock split, stock dividend, spin-off, reclassification, recapitalization or other similar event affecting the shares, adjustments may be made in the number of shares subject to the 2003 Plan, the number and kind of shares to be purchased and the price per share to be purchased. Any such adjustment will be made by the Committee, whose determination shall be final. In the event of a merger, consolidation, amalgamation or other change of control event of Corning with another company or in the event of a liquidation or reorganization, the Committee may provide for adjustments or settlements of outstanding awards as it deems appropriate.

Terms. The 2003 Plan affords the Committee or the Board the discretion to determine, at the time of an award or the grant of an option, the number of shares that will be awarded or covered by the option; the restrictions on transfer or the possibility of forfeiture which may be imposed on an award; and the time at which the option (or any portion of it) first will become exercisable, and the latest date on which it may be exercised. Subject to adjustment as contemplated by the 2003 Plan, the per share exercise price of each option will be no less than the fair market value of a share of Corning Common Stock on the date the option is granted. No option granted under the 2003 Plan may have an expiration later than ten years after its grant. Each option will terminate in its entirety on the earliest of (1) the third anniversary of the date on which the grantee ceased to be a Corning director, (2) the date on which written notice of termination of the option is given to the former director (or such later date as is specified in that notice), and (3) the option's expiration date.

Without the Committee's express consent, each option will be non-transferable except by will or the laws of descent and distribution and during the director's lifetime may be exercised only by the director. To the extent then exercisable, an option may be exercised in whole or in part by giving written notice of exercise in the manner contemplated in the 2003 Plan and paying in full in cash or with shares of Corning Common Stock or a combination of both, the aggregate exercise price for the number of shares for which the option is being exercised.

Duration of Plan; Amendments. If approved by the shareholders, the 2003 Plan, as amended, will continue until December 31, 2010, unless earlier terminated by the Board. The Board may at any time and from time to time amend, modify, suspend or terminate the 2003 Plan, with or without shareholder approval, except that no amendment or modification will be made without shareholder approval if such approval is then required by Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or by the applicable rules of any national securities exchange on which Corning's Common Stock is then listed, or if the amendment increases the number of shares of Common Stock available under the 2003 Plan or reduces any exercise price of any option to less than fair market value at the date of grant. No amendment shall adversely affect any outstanding award or option without the holder's consent.

Notwithstanding the foregoing, no shares may be awarded or options granted that would modify, extend or renew in any way subsequent to the date of the award/grant if such modification, extension or renewal would be considered the award of a new share or the grant of a new option under Section 409A of the Internal Revenue Code of 1986, as amended.

Taxation. All options granted under the 2003 Plan will be nonqualified stock options (that is, options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended). The following discussion is intended as a general summary of the federal income tax consequences associated with the grant and exercise of nonqualified stock options. This summary does not purport to be complete and does not address any applicable state or local tax law.

In general, under current federal income tax law applicable to nonqualified stock options, the grant of an option under the 2003 Plan is not a taxable event for the grantee or a deductible event for Corning. However, upon exercise of the option, the grantee would realize ordinary compensation income measured by the excess of the fair market value of the acquired shares at the time of exercise over the exercise price paid, and Corning would be entitled to a deduction equal to the income realized by the grantee. Upon a subsequent sale of the shares acquired, the grantee generally would realize a capital gain or loss (long-term—if held for twelve months or longer or short-term—if held for less than twelve months) equal to the positive or negative difference between the grantee's basis in the shares (usually the market price of the shares at the time of exercise) and the value received in the sale. The holding period commences upon the exercise of the nonqualified stock option.

A non-employee director who receives an award of shares of Corning Common Stock under the 2003 Plan will recognize ordinary income in an amount equal to the fair market value of Corning's Common Stock on the date the shares are no longer subject to forfeiture. If an award is made subject to the possibility of forfeiture, the director may elect to be taxed on the fair market value on the date of receipt under Section 83(b) of the Internal Revenue Code of 1986, as amended. Corning will be entitled to a deduction equal to the amount of income recognized by the director in the same year in which the director recognizes the income.

New Plan Benefits Table. See "Matters Relating to Directors Compensation" on page 11 for information about awards made to directors under the 2003 Plan during fiscal year 2005.

Principal Differences. The 2003 Plan, as amended, will terminate on December 31, 2010 and not December 31, 2007.

THE BOARD OF DIRECTORS RECOMMENDS THE APPROVAL OF THE AMENDMENT OF THE 2003 EQUITY PLAN FOR NON-EMPLOYEE DIRECTORS.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for other future issuances of options under all of our existing equity compensation plans, including our 2005 Employee Equity Participation Program, our 2003 Equity Plan for Non-Employee Directors and our 2002 Worldwide Employee Share Purchase Plan as of December 31, 2005.

	A	B	C
Plan Category	**Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column A)**
Equity Compensation Plans Approved by Security Holders (1)	120,420,228	$21.67	128,523,567
Equity Compensation Plans Not Approved Security Holders	0	$ 0.00	0
Total	120,420,228	$21.67	128,523,567

(1) Shares indicated are total grants under the most recent shareholder approved plans as well as any shares remaining outstanding from any prior shareholder approved plans.

Report of Audit Committee of the Board of Directors

Report of Audit Committee of the Board of Directors

The purpose of the Audit Committee is to assist the Board of Directors in its general oversight of Corning's financial reporting, internal controls and audit functions. The Audit Committee operates under a written charter adopted by the Board of Directors. In February 2006, the Audit Committee re-confirmed its charter, a copy of which is attached to this proxy statement as Appendix A. The directors who serve on the Audit Committee have no financial or personal ties to Corning (other than director compensation and equity ownership as described in this proxy statement) and are all "financially literate" and "independent" for purposes of the New York Stock Exchange listing standards. That is, the Board of Directors has determined that none of the Audit Committee members have a relationship with Corning that may interfere with the member's independence from Corning and its management.

The Audit Committee met with management periodically during the year to consider the adequacy of Corning's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with Corning's independent auditors and with the appropriate financial personnel and internal auditors. The Audit Committee also discussed with Corning's senior management and independent auditors the process used for certifications by Corning's chief executive officer and chief financial officer which is required by the Securities and Exchange Commission for certain of Corning's filings with the Securities and Exchange Commission. The Audit Committee met privately with both the independent auditors and the internal auditors, each of whom has unrestricted access to the Audit Committee.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. Management is responsible for the preparation, presentation and integrity of Corning's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. The independent auditors are responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting.

During the course of 2005, management updated the documentation, and performed testing and evaluation of Corning's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and the independent auditors at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with, and the Audit Committee reviewed a report on, the effectiveness of Corning's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in Corning's Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC, as well as PricewaterhouseCoopers LLP's Report of Independent Registered Public Accounting Firm included in Corning's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standard No. 61, "Communication with Audit Committees," and Public Company Accounting Oversight Board Auditing Standard No. 2, "An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements." In addition, the Audit Committee has received from the independent auditors the written disclosure required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and discussed with them their independence from Corning and its management. The Audit Committee has considered whether the provision of permitted non-audit services by the independent auditor to Corning is compatible with the auditor's independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors and the Board of Directors approved that the audited financial statements be included in Corning's Annual Report on Form 10-K for the year ended December 31, 2005.

The Audit Committee:
William D. Smithburg, Chairman
Deborah D. Rieman
H. Onno Ruding
Hansel E. Tookes, II

Independent Auditors

Fees Paid to Independent Auditors

The following table summarizes fees billed to Corning by PricewaterhouseCoopers LLP for professional services rendered as of and for the years ended December 31, 2004 and 2005:

	2004	2005
Audit Fees	$7,267,000	$6,007,000
Audit Related Fees	279,000	52,000
Tax Fees	1,171,000	1,061,000
All Other Fees	20,000	29,000
Total Fees	$8,737,000	$7,149,000

Audit Fees. These fees comprise professional services rendered in connection with the audit of Corning's consolidated financial statements, and reviews of Corning's quarterly consolidated financial statements on Form 10-Q's that are customary under auditing standards generally accepted in the United States. Audit fees also include statutory audits of Corning's foreign jurisdiction subsidiaries and consents for other SEC filings. Audit fees also include fees for professional services rendered for the audits of (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting.

Audit Related Fees. These fees comprise professional services rendered in connection with audits of employee benefit plans, SEC registration statements, and carve-out audits supporting divestitures.

Tax Fees. These fees comprise statutory tax compliance, preparation and assistance for Corning's foreign jurisdiction subsidiaries, expatriate tax return compliance, and other tax compliance projects. Less than 5% of these fees comprise consulting fees, all of which relate to international entities. Corning's intent is to minimize consulting services in this category.

All Other Fees. Includes a fee relating to licensing technical accounting software from the independent auditors and a fee to subscribe to two benchmarking studies published by the independent auditors. Corning's intent is to minimize services in this category.

Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-Audit Services of Independent Auditors

The Audit Committee has adopted a policy for pre-approval of audit and permitted non-audit services by Corning's independent auditors. The full Audit Committee approves annually projected services and fee estimates for these services and establishes budgets for major categories of services. The Audit Committee Chairman has been designated by the Audit Committee to approve any services arising during the year that were not pre-approved by the Audit Committee and services that were pre-approved but the associated fees will materially exceed the budget established for the type of service at issue. Services approved by the Chairman are communicated to the full Audit Committee at its next regular meeting. For each proposed service, the independent auditors are required to provide back-up documentation detailing said service. The Audit Committee will regularly review summary reports detailing all services being provided to Corning by its independent auditors. During 2005, all services performed by the independent auditors were pre-approved.

PROPOSAL 5—Ratification of Appointment of Independent Auditors

The Audit Committee is responsible for selecting Corning's independent auditors. At the meeting of the Audit Committee of the Board of Directors held on February 1, 2006, the Audit Committee appointed PricewaterhouseCoopers LLP as the independent auditors for the 2006 fiscal year. Although shareholder approval for this appointment is not required, the Audit Committee and the Board of Directors are submitting the selection of PricewaterhouseCoopers LLP for ratification to obtain the views of shareholders. If the appointment is not ratified, the Audit Committee will reconsider whether or not to retain that firm.

In making the appointment of PricewaterhouseCoopers LLP as Corning's independent auditors for the fiscal year beginning 2006, the Audit Committee considered whether PricewaterhouseCoopers LLP's provision of services other than audit services is compatible with maintaining independence as our independent auditors.

Corning expects representatives of PricewaterhouseCoopers LLP to be present at the Annual Meeting and available to respond to questions which may be raised there. These representatives may comment on the financial statements if they so desire.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT AUDITORS FOR FISCAL YEAR ENDED DECEMBER 31, 2006.

PROPOSAL **6—Shareholder Proposal**

The Board of Directors Unanimously Recommends A Vote AGAINST This Proposal 6.

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278-2453, as proxy for William Steiner, 112 Abbottsford Gate, Piermont, NY 10968, who is the beneficial owner of 2,900 shares of Corning Common Stock, proposes to present the following resolution for adoption at the annual meeting of shareholders. In accordance with applicable proxy regulations, the proposal and supporting statements, for which Corning accepts no responsibility, are set forth below.

Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

Proponent's Supporting Statement

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of Institutional Investors *www.cii.org*, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) *http://www.thecorporatelibrary.com/* a pro-investor research firm rated our company:

  "D" in Overall Board Effectiveness.

  "D" in Board Composition.

  Overall Governance Risk Assessment = High

- We were allowed to vote on individual directors only once in 3-years—Accountability concern.
- One yes-vote from our 1.4-plus billion voting shares could elect (and entrench) a director for 3-years under our plurality voting.
- We had to marshal an awesome 80% shareholder vote to make certain key governance improvements—Entrenchment concern.
- Cumulative voting was not allowed.
- Our management was still protected by a poison pill with a 20% trigger.
- We had 15 directors—Unwieldy board concern and potential CEO dominance.
- Four directors were insiders—Lack of independence concern.
- A $1 million donation plan was available for our directors—Conflict of interest concern.
- The Corporate Library lowered our overall Board Effectiveness Rating from a "C" to a "D" in the light of our Board's actions in accelerating out-of-the-money stock options to evade the recognition of their cost.
- Former CEO Mr. Loose walked away with over $10 million in cash severance plus other benefits, including the purchase of his house. As the value of this package is well over 3-times the sum of his base pay plus bonus in any of the last few years of his employment, it is fair for shareholders to be concerned about where their money is going according to TCL.
- Mr. O'Connor was rated a "problem director" by TCL due to his two decades involvement with the board of UAL Corporation, which filed under Chapter 11 bankruptcy. This was compounded since Mr. O'Connor's was our Lead Director, the Chairman of our Compensation Committee and a member of our Nominating Committee.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

BOARD OF DIRECTORS' RESPONSE

THE BOARD OF DIRECTORS OPPOSES THIS SHAREHOLDER PROPOSAL AND UNANIMOUSLY RECOMMENDS A VOTE AGAINST ITEM 6 FOR THE FOLLOWING REASONS:

Continuity and stability

We believe Corning's classified Board structure, with approximately one-third of the directors standing for election each year for three-year terms, strengthens the independence of our non-employee directors and provides stability and continuity that enhance the Board's ability to develop and execute long-term strategic planning.

Innovation investment

Corning is a 155 year old corporation whose innovation strategy requires significant and consistent investment in research and development to invent unique products based on materials-conversion processes. Corning's "innovation recipe" requires attracting and retaining the best scientific talent, persistent nurturing of the discovery process to overcome difficult challenges, and investing significant capital for manufacturing.

Innovation consistency

Corning believes that a stable Board of Directors helps foster the consistency necessary to succeed with challenging innovation over relatively long development cycles. Corning's innovations have enabled a number of new industries over time. The most recent example is liquid crystal display glass (LCD) where Corning's ability to produce large size glass substrates has enabled the acceleration of the LCD industry growth. Corning's consistent investment in research and development has also produced an innovation pipeline of promising new technologies that could produce the next significant wave of growth for Corning. This innovation has rewarded shareholders also—Corning's total annualized shareholder return over the last 10 years has equaled the Standard & Poors 500's return.

Value protection

Corning also believes that the classified Board structure reduces the vulnerability of the Company to certain hostile and potentially abusive takeover tactics and encourages potential acquirers to initiate arms-length negotiations with management and seasoned directors. Because only one-third of the directors are elected at any annual meeting of shareholders, it is impossible to elect an entirely new Board or even a majority of the Board at one single meeting. This prevents a hostile third party from quickly gaining control of the Board without paying fair value for today's business and the innovation pipeline. The classified Board structure thus gives directors the requisite time and leverage needed to evaluate any takeover proposal, negotiate on behalf of all shareholders and consider all options for maximizing value to Corning's shareholders. The classified Board structure does not prevent or preclude a takeover of Corning. Corning's directors have the same fiduciary duty to protect the interests of all shareholders regardless of the length of their terms.

History and background

Half of the corporations in the S&P 500 have classified boards, and Corning's has been in place for over 20 years. Since Corning's classified Board went into effect in 1985, Corning has grown from $1.7 billion in revenues to $4.6 billion in 2005.

Recent results

Corning believes that it has an excellent Board of Directors. The Company's vigorous recovery from the 2001 severe downturn of the telecommunications industry has been led by this dedicated and proactive Board of Directors that has advanced the long-range interests of shareholders by focusing on protecting financial health, improving profitability and investing in the future core technologies. As a result of success in each of these areas, Corning's shareholders have benefited significantly as demonstrated by the following:

- Corning's stock price rose 215% during 2003, 13% during 2004 and 67% during 2005. For 2005, Corning stock was among the ten best performing stocks within the S&P 500.
- In 2005, Corning's total shareholder return was 67% and exceeded the S&P 500 Index return of 4.9%, for the third year in a row.
- Since the end of the telecommunications downturn in 2002, Corning's total shareholder return was 494% compared to 50% for the S&P 500. For this same period Corning's total shareholder return was the fourth best performing stock on a percentage basis within the S&P 500.
- For the period 1995-2005, Corning's average annual shareholder return was 9.0% compared to 9.1% for the S&P 500 Index for the same period.

In addition, through strategies approved by the Board, Corning has significantly strengthened its balance sheet by reducing debt by nearly $3 billion to $1.8 billion, and earning investment grade debt ratings from three rating agencies in 2005.

Further changes

Approval of this shareholder proposal Item 6 would not automatically eliminate the classified Board. A formal amendment would need to be submitted to shareholder vote to change the By-Laws and Certificate of Incorporation. Unless approved by two-thirds of the Board, any such amendment would require affirmative vote of holders of at least eighty percent of the voting power of all outstanding Corning stock.

Summary

Corning's Board believes that a classified Board continues to be in the best interests of Corning and its shareholders and that this structure will serve and protect shareholders' interests successfully as it has for two decades.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST ITEM 6. PROXIES SOLICITED BY THE BOARD WILL BE VOTED AGAINST THIS SHAREHOLDER PROPOSAL.

Other Matters

Certain Business Relationships

Corning has for more than 10 years used Nixon Peabody LLP as one of its principal outside law firms. William D. Eggers, Senior Vice President and General Counsel of Corning, was a partner at Nixon Peabody LLP before joining Corning in November 1997. In March 2001, Mr. Eggers married Jill K. Schultz, one of more than 250 partners at Nixon Peabody LLP. Corning continues to use Nixon Peabody LLP for a variety of legal services, with the financial aspects of the relationship controlled by Katherine A. Asbeck, Senior Vice President, Finance of Corning. Legal work performed for Corning by Ms. Schultz represented approximately 13% of total 2005 services performed by Nixon Peabody LLP. In 2005, Corning paid Nixon Peabody LLP approximately $830,000 in legal fees and disbursements under a fee structure that Corning believes reflects current market rates.

Incorporation by Reference

The Report of the Compensation Committee of the Board of Directors on Executive Compensation on page 19, the Report of Audit Committee of the Board of Directors on page 43 and the Performance Graph on page 27, are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Corning under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Corning specifically incorporates such information by reference. In addition, this proxy statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this proxy statement.

Additional Information

Our 2005 Annual Report is included with this proxy statement. Corning's Annual Report on Form 10-K and all other filings with the SEC may also be accessed via the Investor Relations page on Corning's web site at *www.corning.com.*

Copies of each of the Board Committee Charters and the Corporate Governance Guidelines are available without charge upon shareholders written or oral request to Investor Relations, Corning Incorporated, One Riverfront Plaza, Corning, New York 14831, telephone number 607-974-9000 or via the internet at the Investor Relations page on Corning's web site at *www.corning.com.*

By order of the Board of Directors

Denise A. Hauselt
Secretary and Assistant General Counsel

February 27, 2006

APPENDIX A

Corning Incorporated
Audit Committee of the Board of Directors
Committee Charter

PURPOSE AND ROLE

The Audit Committee is a committee of Corning's Board of Directors. Its primary function is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the systems of internal control over financial reporting which management and the Board of Directors have established, and the audit process, as well as integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of the internal auditor and the independent auditors. In addition, the Audit Committee provides an open avenue of communication between the internal auditors, the independent auditors, financial and senior management, and the Board of Directors. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

The Audit Committee recognizes that it is the duty of management and the independent auditor to plan and conduct audits and to determine that Corning's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The Audit Committee further recognizes that the conduct of investigations, compliance with laws, regulations and Corning's Code of Conduct are management functions.

COMPOSITION

The membership of the Audit Committee shall consist of at least three or more directors as determined by the Board of Directors, of whom in the judgment of the Board of Directors shall meet the independence and financial literacy requirements of the New York Stock Exchange, and be free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a member of the Audit Committee. At least one member of the Audit Committee shall in the judgment of the Board of Directors be an "audit committee financial expert" under rules and regulations of the Securities and Exchange Commission and one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have accounting or related financial management expertise in accordance with New York Stock Exchange Listing Standards. Further, no member of the Audit Committee shall be an active or retired employee of Corning. Members of the Audit Committee shall serve at the pleasure of the Board of Directors. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

The Audit Committee is appointed by the full Board of Directors at its annual organizational meeting.

MEETINGS

The Audit Committee shall meet in person at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary. In addition, management and the Audit Committee will meet telephonically to discuss and review Corning's quarterly earnings press releases, earnings guidance and other financial information provided to analysts and rating agencies in advance of each quarterly earnings release, as well as the quarterly financial statements and company disclosures in "Management's Discussion and Analysis of Financial Condition and Results of Operations" prior to the filing of a report on Form 10-Q. The Audit Committee shall periodically meet separately, in executive session, with management, the internal auditor and the independent auditor. The Audit Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations as appropriate.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

Financial Reporting

1. Perform a timely review of quarterly and annual financial statements and other financial information provided to shareholders.

2. Confirm that financial management and the independent auditor perform a timely analysis of significant reporting issues and judgments made and report key issues to the Committee, including discussion of major issues regarding accounting principles and financial statement presentation.

3. Inquire of management, the internal audit partner, and independent auditor about significant risks or exposures, assess the steps management has taken to minimize such risk to the company, and evaluate the need for disclosure thereof.

4. Review and discuss with management and the independent auditor the annual audited financial statements and quarterly financial statements of the company, including: (a) company disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," (b) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K or 10-Q, and (c) items required by Statement of Auditing Standards 61, Statement of Auditing Standards 100 and Public Company Accounting Oversight Board Auditing Standard 2 in effect at that time for annual and quarterly statements.

5. Review and discuss with management Corning's quarterly earnings press releases, earnings guidance and other financial information provided to analysts and rating agencies in advance of each quarterly earnings release.

6. Review with the independent auditor, the internal auditor and management: (a) the adequacy and effectiveness of the systems of internal control over financial reporting (including any significant deficiencies and material weaknesses as well as significant changes in internal control over financial reporting reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures; and (b) current accounting trends and developments, and take such related action as appropriate.

7. Discuss with financial management and the independent auditor their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and financial reporting practices used or proposed to be used, as well as the effect of regulatory and accounting initiatives and off-balance sheet structures.

8. Issue a letter for inclusion in Corning's Annual Report on Form 10-K that includes disclosures as required by SEC regulations.

9. Recommend to the Board of Directors whether the financial statements should be included in the Annual Report on Form 10-K.

Internal Control Over Financial Reporting

10. Review with the independent auditor and the internal audit partner the adequacy of the company's internal control over financial reporting (including information systems and security); and related significant findings and recommendations of the independent auditor and internal audit, together with management's responses.

11. Review and discuss disclosures made by management about any significant deficiencies in the design or operation of internal control over financial reporting or material weaknesses therein and any fraud involving management or other employees who have a significant role in Corning's internal control over financial reporting.

12. Review and discuss management's plans to perform annual and quarterly assessments of the effectiveness of internal control over financial reporting to support the management report on internal control over financial reporting as required by SEC regulation.

13. Review, at least annually, the scope and results of the internal audit program, including then current and future programs of the internal auditor, procedures for implementing accepted recommendations made by the independent auditor, and any significant matters contained in reports from the internal auditor.

Audit Process

Appointment of auditors

14. On an annual basis, appoint or re-appoint the independent auditor and review and approve the discharge of the independent auditor. Instruct the independent auditor (a) that they are ultimately accountable to the Audit Committee; (b) that the Audit Committee has the authority and responsibility to appoint, retain, evaluate and replace the independent auditor; and (c) that the Audit Committee, as the shareholders' independent representative, is the independent auditor's client.

15. Approve management's recommendation of the internal auditors to be nominated. Review and approve the discharge of the internal auditors.

16. Review and concur in the appointment or replacement of the management individual charged with the role of overseeing internal audit processes.

Performance, independence and qualification of auditors

17. Annually, review and assess the following concerning the competence of the independent auditor and engagement team:

    - Resumes of key engagement audit personnel.
    - The quality control procedures of the firm serving as independent auditor.
    - The results of the most recent Public Company Accounting Oversight Board quality control review or other assessments of the firm serving as independent auditor.

18. Receive and review: (a) report by the independent auditor describing the independent auditor's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent auditor.

19. Discuss with the auditors and management the independence of the internal auditor and the independent auditor, including a review of services and related fees provided by the independent auditor and the internal auditors. Review disclosures from the independent auditor required by Independent Standards Board Standard No. 1.

20. Ensure the rotation of the lead audit partner having primary responsibility for the external audit and the audit partner responsible for reviewing the audit and other partners on the account as required SEC regulation.

21. Approve management's policies for Corning's hiring of employees or former employees of the independent auditor who participate in any capacity in the audit of Corning. On an annual basis, management should provide the Audit Committee Chair with information on compliance with that policy.

22. Review with management and the internal audit partner, annually, the internal audit department's charter, staffing and significant objectives.

Compensation of the independent auditor

23. The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

24. The Audit Committee shall preapprove all auditing services and all permitted non-audit services (including fees and terms thereof) to be performed for Corning by its independent auditor. The Audit Committee may delegate authority to its chairman to grant preapprovals of permitted non-audit services, provided that decisions of such individual be presented to the full Audit Committee at its next scheduled meeting.

Review of audit plans and results

25. Review with the internal audit partner and the independent auditor the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

Review of audit results

26. Review and discuss with management, the internal audit partner and the independent auditor at the completion of the annual audit the following:

    a) Annual report of the company, including the consolidated financial statements and related footnotes.

    b) Results of the audit of the consolidated financial statements and the related report thereon.

    c) Review annually with the independent auditor the attestation to, and report on, the assessment of controls made by management and the effectiveness of internal control over financial reporting.

    d) Consider whether any changes to the internal controls or disclosure controls processes and procedures are appropriate in light of management's assessment or the independent auditor's report.

    e) Significant changes in the audit plan and any serious disputes or difficulties with management encountered during the audit.

    f) Other communications as required by generally accepted auditing standards.

Other Items

27. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and the results of the annual review of these areas conducted by internal audit.

28. Review legal and regulatory matters that may have a material impact on the financial statements and related corporate compliance policies, and programs and reports from regulators.

29. Review the status of compliance with laws, regulations and internal procedures; the scope and status of systems designed to promote company compliance with laws, regulations and internal procedures, through receiving reports from management, legal counsel and third parties as determined by the Audit Committee.

30. Discuss company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to Corning, as well as major legislative and regulatory developments which could materially impact Corning's contingent liabilities and risks.

31. Establish procedures for the confidential and anonymous receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

32. Investigate and respond to any instances or allegations of inappropriate behavior by management concerning questions of compliance with securities laws or inquiries as may be reported by legal counsel.

General

33. At least semi-annually, meet with the internal audit partner, the independent auditor, and management in separate executive sessions to discuss any matters that the Audit Committee or these groups believe should be discussed privately with the Audit Committee.

34. Establish policies for the hiring of employees and former employees of the independent auditor.

35. Report Audit Committee actions to the Board of Directors with such recommendations, as the Audit Committee may deem appropriate. At the Chairman's option, the independent auditor should be made available to meet with the Board of Directors annually or when otherwise appropriate.

36. Conduct an annual performance evaluation of the Audit Committee and evaluate the adequacy of the Audit Committee's charter annually.

37. The Audit Committee shall have the power to authorize investigations into any matters within the Audit Committee's scope of responsibilities and hire outside resources and professionals in conjunction therewith.

38. The Audit Committee will perform such others functions as assigned by law, the corporation's bylaws, or the Board of Directors.

39. Obtain advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee.

Report

40. The Audit Committee shall prepare a report each year for inclusion in the company's proxy statement.

APPENDIX B

Corning Incorporated
Compensation Committee of the Board of Directors
Committee Charter

Purpose

The Compensation Committee is appointed by the Board to discharge the Board's responsibilities relating to compensation of the Company's CEO, other elected officers and directors; and to produce an annual report on executive compensation for inclusion in the company's annual proxy statement. The Committee has overall responsibility for approving and evaluating the director, elected officer and other key executive compensation, benefit and perquisite plans, policies and programs of the Company. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Committee Membership

The Compensation Committee shall consist of no fewer than three directors, all of whom in the judgment of the Board of Directors shall be independent. A person may serve on the Compensation Committee only if the Board of Directors determines he or she is a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934; satisfies the requirements of "outside director" under Section 162(m) of the Internal Revenue Code; and meets the independence requirements in the New York Stock Exchange listing standards. One member of the Compensation Committee will serve as the Chairperson of the Compensation Committee.

The members of the Compensation Committee shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. Compensation Committee members may be replaced by the Board.

Committee Authority and Responsibilities

1. The Compensation Committee shall annually review and approve corporate goals and objectives relevant to CEO and other officer compensation, evaluate the CEO's performance in light of those goals and objectives, and as a Committee or together with the independent members of the Board, determine and approve the CEO's compensation levels based on this evaluation. In determining the base salary, annual incentive and long-term incentive components of CEO compensation, the Compensation Committee will consider multiple factors including the Company's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

2. The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, CEO or senior executive compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors as deemed appropriate or necessary by the Committee.

3. The Compensation Committee shall annually review and make recommendations to the Board with respect to the compensation of all directors, elected officers and other key non-CEO executives, including annual or multi-year incentive-compensation plans and equity-based incentive plans.

4. The Compensation Committee shall annually review and approve, for the CEO and the other elected officers and key executives of the Company:

   (a) the annual base salary level;

   (b) the annual incentive opportunity level;

(c) the long-term incentive opportunity level;

(d) employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate; and,

(e) any special, supplemental or nonqualified benefits or other perquisites relating to the CEO and other officers and key executives of the Company.

5. The Compensation Committee may form and delegate authority to subcommittees when appropriate. Members of a subcommittee may include directors of the Company, employees of the Company, consultants or any other parties as determined by the Compensation Committee in its sole discretion.

6. The Compensation Committee shall make regular reports to the Board. The Compensation Committee shall meet at each regularly scheduled meeting of the Board (currently established at five meetings per year). Additional special meetings of the Compensation Committee will be convened at such other times as it deems necessary to fulfill its responsibilities.

7. The Compensation Committee shall review and reassess the adequacy of this Charter annually, and conduct an annual performance evaluation of the Committee.

APPENDIX C

Corning Incorporated
Finance Committee of the Board of Directors
Committee Charter

Purpose and Role

The Board of Directors has established a Finance Committee to assist the Board of Directors in fulfilling its oversight responsibilities across the principal areas of corporate finance for the company and its subsidiaries. As appropriate in its judgment from time to time, the Finance Committee may assist the Board by reviewing such matters as capital structure, equity and debt financing, capital expenditures, cash management, banking activities and relationships, investments, risk management, insurance and securities repurchase activities and making recommendations for consideration by the Board.

Composition

The membership of the Finance Committee shall consist of at least three independent directors or more as determined by the Board. At least one member shall have financial management expertise such as banking or investment management. Members of the Finance Committee shall serve at the pleasure of the Board of Directors.

The Finance Committee is appointed by the full Board of Directors at its annual organizational meeting or as the Board shall determine to fill vacancies on the Finance Committee or to adjust its membership as needs may arise from time to time.

Meetings

The Finance Committee shall normally meet four times each year and generally in conjunction with the regularly scheduled meetings of the Board of Directors, or more frequently as circumstances require as the Chair of the Finance Committee or Chairman of the Board may direct. The Finance committee shall maintain written minutes of its meetings. At each regularly scheduled meeting of the Board of Directors, the Chair of the Finance Committee shall provide the Board of Directors with a report of the Committee's activities and proceedings. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

Responsibilities and Duties

To assist the Board of Directors, the Finance Committee shall be responsible for reviewing with company management the strategies, plans, policies and actions related to the significant corporate finance matters of the company. Within the authorized levels delegated to it by the Board, the Finance Committee may approve actions within these areas of corporate finance. The matters within its review or approval scope shall include:

1. Capital structure plans and strategies;

2. Specific equity or debt financing and discuss the appropriateness, not just the acceptability, of all material capital raising activities or those proposed to be used prior to execution;

3. Capital expenditures plans and specific capital projects;

4. Financial investment plans and strategies and specific investments;

5. Mergers, acquisitions and divestitures;

6. Cash management plans and strategies and all activities relating to cash accounts and the cash and any short-term investment portfolio, including the establishment and maintenance of bank, investment and brokerage accounts;

7. Plans and strategies for managing certain exposures to economic risks including foreign currency, interest rate, commodities, and other economic risks that may from time-to-time arise in the normal course of business;

8. Plan and strategies for managing the company's insurance programs, including coverage for business interruption, property casualty, fiduciary, and directors and officers; and

9. The quarterly and annual financial statements and other financial information that management uses in its internal decision analysis activities.

Other Items

10. Policies and procedures with respect to Debt Management, Financial Risk Management, Credit Management, Global Cash Investments and Bank Relationship Management; and

11 Legal and regulatory matters that may have a material impact on the financial statements as they pertain to financing or risk management activities of the company.

General

12. Conduct an annual performance evaluation of the Committee and review the adequacy of the Committee's charter annually.

13. The Committee may engage outside independent advisors in order to obtain advice and assistance, as it may consider necessary or advisable.

APPENDIX D

Corning Incorporated
Nominating and Corporate Governance
of the Board of Directors
Committee Charter

Purpose

The Nominating and Corporate Governance Committee shall: (1) identify and recommend qualified individuals to the Board for nomination as members of the Board, consistent with criteria approved by the Board; (2) develop and recommend to the Board a set of Corporate Governance Guidelines; (3) lead the Board in its annual review of the Board's performance and oversee the evaluation of management; (4) to recommend to the Board director nominees for the next annual meeting of shareholders; (5) recommend to the Board director nominees for each of its standing committees; and (6) undertake such other duties as may be delegated to it from time to time. The Committee shall report to the Board on a regular basis and not less often than twice a year.

Committee Membership

The Committee shall consist of three or more directors, all of whom, in the judgment of the Board, shall be "independent" under the New York Stock Exchange listing standards.

The members shall be appointed by the Board. They shall serve at the pleasure of the Board and for such term as the Board may determine.

Committee Structure and Operations

The Board shall designate one member of the Committee to serve as chairperson of the Committee. The Committee shall meet in person or telephonically at least twice a year at a time and place determined by the Committee chairperson, with further meetings to occur when deemed necessary or desirable by the Committee or its chairperson.

Committees Duties and Responsibilities

To fulfill its responsibilities and duties the Committee shall:

1. Make recommendations to the Board from time to time as to changes that the Committee believes to be desirable with regard to the appropriate size, functions and needs of the Board.

2. Establish the criteria for membership; such criteria should cover, among other things, diversity, experience, skill set and the ability to act on behalf of shareholders.

3. Identify individuals believed to be qualified to become Board members, and to recommend to the Board the nominees to stand for election as directors at the annual meeting of stockholders. In the case of a vacancy in the office of director, the Committee shall recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by stockholders. In nominating candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgment, experience, skills and personal character of the candidate, as well as its assessment of the needs of the Board and the Committee.

4. Conduct appropriate inquiries into the backgrounds and qualifications of possible candidates.

5. Review candidates recommended by shareholders.

6. Recommend to the Board the membership of any committee of the Board and to identify and recommend Board members qualified to fill vacancies on any committee of the Board.

7. Recommend director nominees for approval by the Board and its shareholders.

8. Assist the Board in assessing whether individual members of the Board are independent within the New York Stock Exchange listing standards.

9. Establish director retirement policies.

10. Review the outside activities of, and to consider questions of possible conflicts of interest of, Board members and senior executives.

11. Oversee and assist the Board with an annual assessment of the Board's performance through such process as the Committee shall determine advisable including, if appropriate, the solicitation of comments from each member of the Board. The annual assessment shall be discussed with the full Board following the end of each fiscal year.

12. Oversee and assist the Board in annually reviewing with the Chairman and Chief Executive Officer the job performance and evaluation of elected corporate officers and other senior executives.

13. Develop and recommend to the Board a set of corporate governance principles for the company, to review those principles at least annually, and to recommend any proposed changes to the Board as the Committee deems advisable.

14. Review and reassess the adequacy of this Charter annually, and conduct an annual performance evaluation of the Committee.

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to obtain advice and assistance from internal or outside legal, accounting or other advisors. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention terms.

APPENDIX E

Corning Incorporated
Pension Committee of the Board of Directors
Committee Charter

Purpose and Role

The Board of Directors has established a Pension Committee to assist the Board of Directors in fulfilling its oversight responsibilities of pension plans (defined benefit plans in the US and similar style international plans) for the company and its subsidiaries. The Committee shall annually approve a pension policy, and as appropriate in its judgment from time to time, appoint investment managers, custodians, trustees, and other plan fiduciaries for the purpose of implementing the policy.

Composition

The membership of the Pension Committee shall consist of three or more directors as determined by the Board. At least one member shall have financial investment expertise such as banking, insurance or investment management. Members of the Pension Committee shall serve at the pleasure of the Board of Directors.

This Committee is appointed by the full Board of Directors at its annual organizational meeting or as the Board shall determine to fill vacancies on the Committee or to adjust its membership as needs may arise from time to time

Meetings

The Committee shall normally meet at least two times each year and generally in conjunction with the regularly scheduled meetings of the Board of Directors, or more frequently as circumstances require as the Chair of the Committee or Chairman of the Board may direct. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary. The Committee shall maintain written minutes of its meetings. At each regularly scheduled meeting of the Board of Directors, the Chair of the Committee shall provide the Board of Directors with a report of the Committee's activities and proceedings.

Responsibilities and Duties

The Pension Committee shall be responsible for reviewing periodically with company management the funding and investment performance of the pension plans of the company. Within the authorized levels delegated to it by the Board, the Committee may approve actions or further delegate responsibilities for the purpose of implementing the pension policy. The matters within its review or approval scope shall include:

1. Approve annually a pension policy and method to implement the Plans' objectives;

2. The Committee shall exercise an oversight responsibility. It shall not be deemed the fiduciary of any of the Retirement Plans, nor shall it be responsible for the investment decisions made by others acting as fiduciaries under the Plan.

3. The Committee will conduct an annual performance evaluation and review the adequacy of the Committee's charter annually.

Oversight responsibilities

- The Committee may rely upon presentations of management, investment advisors, actuaries, or other experts believed by the Committee to be informed and knowledgeable.

- It may engage outside independent advisors in order to obtain advice and assistance, as it may consider necessary or advisable.

- Review at least annually presentations by the company's Treasurer or Director of Pension and Investments in their capacity as members of the Board-appointed Investment Committee. These presentations will include information concerning the pension plan funded status, actual asset allocation, performance and cash flows.

APPENDIX F

Corning Incorporated
Corporate Relations Committee of the Board of Directors
Committee Charter

Purpose and Scope of the Committee's Work

The Purpose of the Corporate Relations Committee is to review and guide the corporation's work in the areas of Employment Policy, Employee Relations, Public Policy and Community Relations in the context of the corporation's business strategy. The Committee's work focuses on the following general areas:

- The corporation's public relations and reputation.

  Areas include media relations strategies, reputation management, and product liability.

- The corporation's relationship and role with governmental agencies and public policy.

- The corporation's responsibilities as an employer and its relationship with employees.

  Areas include safety, health and environmental policies; code of conduct; values; human resource and industrial relations strategies; and internal communications strategies.

- The corporation's responsibilities as a community member, our relationship with major communities and our strategy with respect to charitable contributions and projects undertaken to improve the communities we operate in.

Meeting Schedule

Generally meets in February, June, July, October and December.

Corning Incorporated
Corporate Governance Guidelines

The Board of Directors of Corning Incorporated, acting on the recommendation of its Nominating and Corporate Governance Committee, has adopted these guidelines to promote the effective functioning of the Board and its committees.

Role of the Board

The business and affairs of Corning Incorporated are managed by or under the direction of its Board of Directors in accordance with New York law. The directors' fiduciary duty is to exercise their business judgment in the best interests of Corning Incorporated's shareholders.

Board Structure and Composition

Board Size. The size of the Board will provide for sufficient diversity among non-employee directors while also facilitating substantive discussions in which each director can participate meaningfully. The Board size, currently 14 members, will be set by the Board on recommendation of the Nominating and Corporate Governance Committee, and within the limits prescribed by Corning Incorporated's by-laws.

Independent Directors. A substantial majority of the Board will consist of directors whom the Board has determined to be independent. In general, an independent director must have no material relationship with Corning Incorporated, directly or indirectly. For this purpose, Corning Incorporated will ensure that it complies with the independence requirements of SEC and the NYSE Listing Standards, as well as director qualification standards recommended by the Nominating and Corporate Governance Committee.

"Immediate family member" includes a person's spouse, parents, children, siblings, in-laws, and any one (other than employees) who shares such person's home. Materiality for this purpose will be evaluated both from the standpoint of Corning Incorporated and from the standpoint of the director or the persons or entities with which the director is affiliated.

Notwithstanding the fact that an individual may not satisfy one or more of the above criteria, the Board may nevertheless determine that the director has no material relationship with the corporation that would interfere with independence and should be considered independent. In that case, the reasons for any such determination will be specifically set forth in the proxy statement for any meeting at which that director is standing for election.

Chairman and CEO. The Board believes it is appropriate for Corning Incorporated's Chief Executive Officer (CEO) also to serve as Chairman of the Board. However, the Board retains the authority to separate those functions if it deems such action appropriate in the future.

Lead Director. The Board will designate and publicly disclose a non-employee director who will lead the non-employee directors' executive sessions.

Term Limits. The Board believes that experience as a Corning Incorporated director is a valuable asset, especially in light of the size and global scope of the corporation's operations. Therefore, directors are not subject to term limits except as a result of reaching the Board's mandatory retirement age.

Mandatory Retirement. No director may stand for election after reaching age 72.

Other Directorships. Recognizing the substantial time commitment required of directors, an employee director will serve on the board of no more than three other public companies, a non-employee director will serve on the board of no more than five other public companies, and the chief executive officer who is director will serve on the board of no more than two other public companies. Each director will serve on the boards of other public and private companies and not-for-profit entities only to the extent that, in the judgment of the Nominating and Corporate Governance Committee, such services do not detract from the director's ability to devote the necessary time and attention to Corning Incorporated. The Nominating and Corporate Governance Committee will periodically review all directors' service on the boards of other public companies.

Change in Status. To avoid any potential for a conflict of interest or potential conflict of interest, directors will not accept a seat on any additional public company board or any governmental position without first reviewing the matter with the Nominating and Corporate Governance Committee. In addition, a non-employee director will tender his or her resignation for consideration by the Nominating and Corporate Governance Committee in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities. If the Nominating and Corporate Governance Committee determines that the resignation should be accepted, the Committee will refer that recommendation to the Board.

Director Selection; Qualifications; Education

Director Candidates. The Board, acting on the recommendation of the Nominating and Corporate Governance Committee, will nominate a slate of director candidates for election at each annual meeting of shareholders and will elect directors to fill vacancies, including vacancies created as a result of any increase in the size of the Board, between annual meetings.

Qualifications. Candidates are selected for their character, judgment, diversity of experience, acumen and their ability to act on behalf of shareholders. Scientific expertise, business experience, prior governmental service and familiarity with national and international issues affecting business are among the relevant criteria. Final approval of a candidate is determined by the full Board.

Orientation. New directors will receive a comprehensive orientation from responsible executives regarding Corning Incorporated's business and affairs, including written materials, meetings with key management and visits to facilities.

Continuing Education. Reviews of particular aspects of Corning Incorporated's operations will be presented by responsible executives from time to time as part of the agenda of regular Board meetings. The Board will also normally conduct an on-site inspection of a Corning Incorporated facility in conjunction with a regular Board meeting at least once every other year.

Board Meetings and Director Responsibilities

Number of Regular Meetings. The Board currently holds regular meetings five times per year.

Agenda and Briefing Material. An agenda for each Board meeting and briefing materials will, to the extent practicable in light of the timing of matters that require Board attention, be distributed to each director at least one week prior to each meeting. Briefing materials should be concise and yet sufficiently detailed to permit directors to make informed judgments. The Chairman will normally determine the agenda for Board meetings, but any director may request the inclusion of particular items.

Meeting Attendance. It is expected that each director will make every effort to attend each Board meeting, each annual meeting of shareholders and each meeting of any committee on which he or she sits. Attendance in person is preferred but attendance by teleconference is permitted if necessary under the circumstances.

Director Preparedness. Each director should be familiar with the agenda for each meeting, should have carefully reviewed all other materials distributed in advance of the meeting, and should be prepared to participate meaningfully in the meeting and to discuss all scheduled items of business.

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Non-employee Director Executive Sessions

An executive session of the non-employee directors will normally be held immediately before, during or after each meeting of the full Board. The Chair of the Nominating and Corporate Governance Committee or other non-employee director as chosen by the Board will preside at the executive sessions, and will be disclosed in the proxy statement per the NYSE rules. Any non-employee director may raise issues for discussion at an executive session.

Board Self-evaluation

Annually, the Board will evaluate its performance and effectiveness as a Board, as well as the performance and effectiveness of its committees, and will abide by NYSE Listing Standards for self-evaluation for selected Committees.

Committees

Committees. The Board will appoint from among its members an executive committee and other committees it determines are necessary or appropriate to conduct its business. Currently, the standing committees of the Board are the Executive Committee, Audit Committee, Nominating and Corporate Governance Committee (which serves as the nominating and corporate governance committee within the meaning of the New York Stock Exchange rules), Pension Committee, Compensation Committee, Finance Committee, and Corporate Relations Committee.

Committee Composition. The Nominating and Corporate Governance Committee, Board Audit Committee, and Board Compensation Committee will consist solely of independent directors. With the exception of the Executive Committee where the Chairman of the Board will be the Chair, the Nominating and Corporate Governance Committee will recommend committee Chairs to the Board for approval.

In addition:

- the membership of the Board Audit Committee must meet such additional requirements as may apply under the rules of the New York Stock Exchange and the Securities and Exchange Commission;
- the membership of the Board Compensation Committee must meet such additional requirements as may apply under the rules of the New York Stock Exchange and must qualify as an independent "non-employee directors" for purposes of Rule 16b-3 of the Securities and Exchange Commission; and
- no member of the Board Compensation Committee may be part of a compensation committee interlock within the meaning of Regulation S-K of the Securities and Exchange Commission.

Committee Charters. Each of the committees will have a written charter setting further its responsibilities if they are not stated in the company's by-laws. Charters will be adopted by the Board based on the recommendation of the applicable committee.

Committee Assignments. Membership of each committee will be determined by the Board on the recommendation of the Nominating and Corporate Governance Committee. Consideration will be given to rotating committee memberships periodically.

Committee Self-evaluation. Annually, each of the Board committees will conduct an evaluation of its performance and effectiveness and will consider whether any changes to the committee's charter are appropriate.

Committee Reports. The Chair of each Board committee will report to the full Board on the activities of his or her committee, including the results of the committee's self-evaluations and any recommended changes to the committee's charter.

CEO Performance Review

At least annually, the non-employee directors will, in conjunction with the Board Compensation Committee, review the performance of the CEO in light of the corporation's goals and objectives. The Compensation Committee meets annually with the CEO to receive his or her recommendations concerning such goals.

Management Succession Planning and Performance Review

At least annually, the Board will review and approve succession plans for the CEO and other senior executives. Succession planning will address both succession in the ordinary course of business and contingency planning in case of emergencies or unforeseen events. To assist the Board, the CEO annually provides the Board with an assessment of senior managers and of their potential to succeed him or her. The CEO also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

The function of the Board in monitoring the performance of senior management is fulfilled by the presence of outside directors who have a substantive knowledge of the business. The Board selects the senior management team, which is charged with the conduct of the company's business. Having selected the senior management team, the Board acts as an advisor to senior management and ultimately monitors its performance. The Compensation Committee also is responsible for setting performance goals and compensation for the direct reports to the CEO. These decisions are approved or ratified by action of the outside directors of the Board at a meeting or executive session of that group.

Board Resources

Access to Employees. Non-employee directors will have full access to the senior management of Corning Incorporated and other employees. The Board expects that there will be regular opportunities for directors to meet with the CEO and other members of senior management in Board and committee meetings and in other formal or informal settings.

Authority to Retain Advisors. It is normally expected that information regarding the corporation's business and affairs will be provided to the Board by Corning Incorporated management and staff and by the corporation's independent auditor. However, the Board and each committee have the authority to retain such outside independent advisors, including accountants, legal counsel, or other experts, as it deems appropriate. Non-employee directors will have full access to such outside independent advisors to ask questions regarding Corning Incorporated. The fees and expenses of any such advisors will be paid by Corning Incorporated.

Code of Conduct

Corning Incorporated has adopted a comprehensive "Our Code of Conduct." These standards include policies calling for strict observance of all laws applicable to Corning Incorporated's business and describes conflicts of interest policies which, among other things, requires that directors avoid any conflict between their own interests and the interests of the corporation in dealing with suppliers, customers, and other third parties, and in the conduct of their personal affairs, including transactions in securities of the corporation, any affiliate, or any nonaffiliated organization. Each director is expected to be familiar with and to follow these policies to the extent applicable to them.

Communication by Interested Parties with the Non-employee Directors

The Nominating and Corporate Governance Committee will maintain procedures for interested parties to communicate directly with the non-employee directors. The Board believes that it is management's role to speak for the company. These procedures will be published in the proxy statement for each annual meeting of shareholders and posted on Corning Incorporated's Internet site.

Corning Incorporated Non-employee Director Compensation

Compensation for non-employee directors will be determined by the independent members of the Board on the recommendation of the Compensation Committee, and will be reviewed annually at a minimum. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the corporation's business and the responsibilities of its directors. All directors are expected to own stock in the company in an amount that is appropriate for them. In considering benefits and compensation of non-employee directors, the Board will consider whether questions regarding directors' independence may be raised by anything that would be considered non-customary, or the company providing indirect forms of compensation or benefits to a director or any substantial charitable contributions to organizations in which a director is affiliated.

Non-employee Director Stock Ownership

Within five years of joining the Board, each non-employee director will own stock in the company with a value of at least five times the company annual cash retainer paid to such director. Non-employee directors have up to three years to return to this required stock ownership level if the company stock price drops by over twenty percent in any calendar year.

Option Repricing

The corporation will not, without shareholder approval, amend any employee stock option to reduce the exercise price (except for appropriate adjustments in the case of a stock split or similar change in capitalization); or offer to exchange outstanding employee stock options for options having a lower exercise price; or offer to exchange options having an exercise price below the current market price for cash, restricted stock, or other consideration.

Shareholder Matters

Shareholder matters such as voting rights, confidential voting, ratification of auditors, shareholder proposals receiving a majority approval and others are contained within, and governed by Corning Incorporated's by-laws and charter.

Re-evaluation of Corporate Governance Guidelines

The Board will review and revise these Corporate Governance Guidelines as appropriate from time to time based on the recommendation of the Nominating and Corporate Governance Committee.

Director Qualification Standards

The Board adopted a formal set of director qualification standards under the NYSE Listing Standards approved by the SEC in November 2003 concerning determination of director independence. To be considered independent, a director must be determined by resolution of the Board after due deliberation, to have no material relationship with the company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and also apply the following standards:

1. A director will not be independent if within the preceding three years: (a) the director was employed by the company or any of its subsidiaries; (b) an immediate family member of the director was an executive

officer of the company; (c) the director was employed by or affiliated with the company's independent internal or external auditor; (d) an immediate family member of the director was employed in a professional capacity by the company's independent internal or external auditor; or (e) an executive officer of the company was on the board compensation committee of a second company that employed either the director or an immediate family member as an executive officer.

2. A director will not be independent if within the preceding three years: (a) the director or an immediate family member receives more than $100,000 per year in direct compensation from the company, other than normal director and committee fees and pension or other forms of deferred compensation for prior services; (b) a director is an officer or employee of a second company that makes payments to, or receives payments from the company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of the second company's consolidated gross revenues; (c) an immediate family member of a director is an executive officer of a second company that makes payments to, or receives payments from the company at the levels in 2(b); or (d) if a director serves as a paid executive officer of a charitable organization that received contributions in any single fiscal year that exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues. The Board shall consider the materiality of any such relationships, even if they are below the dollar thresholds.

3. The determination of whether a section 2 relationship is material or not (and whether a director is independent or not) shall be made by those directors on the Board who satisfy the independence guidelines.

4. The company will not make any personal loans or extensions of credit to directors or executive officers.

5. For independence, all directors must deal at arms' length with the company and its subsidiaries and disclose circumstances that are material to the director if they might be viewed as a conflict of interest.

APPENDIX H

Corning Incorporated
Code of Ethics
For Chief Executive Officer and Financial Executives

In my role as an executive of Corning Incorporated, I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1. I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2. I provide constituents with information that is accurate, complete, objective, relevant, timely, and understandable.

3. I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies. I provide full, fair, accurate, timely, and understandable disclosure to my constituents and/or in reports provided to external constituencies (SEC, shareholders, reporting agencies, etc.).

4. I act in good faith, responsibility, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5. I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used for personal advantage.

6. I share knowledge and maintain skills important and relevant to my constituents' needs.

7. I proactively promote high integrity as a responsible member of my business team and/or in my work environment.

8. I achieve responsible use of and control over all company assets and resources employed or entrusted to me.

9. I will report any known or suspected violations of this code to the Corporate Controller or the General Counsel.

10. I am accountable for adhering to this code.

Dated: ______________________

Signed: ______________________

Corning Incorporated
Code of Conduct
For Directors and Executive Officers

In my role as a Director or Executive Officer of Corning Incorporated, I certify that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

1. I have read Our Code of Conduct, the code of business ethics that applies generally within the Company. I will abide by its standards in carrying out my role as a Director or Executive Officer of the Company. The Code of Business Ethics for Directors and Executive Officers incorporates the provisions of Our Code of Conduct, as supplemented by this document.

2. I act with honesty and integrity, avoiding actual and apparent conflicts with the interests of Corning Incorporated. A conflict of interest would occur when an individual's private interest interferes—or even appears to interfere—with the interests of the Company as a whole. When any issue arises that may present an actual or apparent conflict, I will bring that issue to the attention of Corning's Chairman or General Counsel and seek a waiver or recuse myself from action on the particular matter.

3. In acting on any business for Corning Incorporated, I comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies, and will act as appropriate within my position to assure that the Company complies with such rules and regulations.

4. I understand the requirement that the Company provide full, fair, timely and understandable disclosure to its external constituents (SEC, shareholders, reporting agencies) and will take that requirement into proper account in carrying out my duties as a Director or Executive Officer of the Company.

5. I understand that insider trading on the basis of non-public material information is both unethical and illegal and will not be tolerated by the Company. As a Director or Executive Officer, I will abide by guidance from the Company regarding appropriate periods when trading in securities of the Company may be permitted, as well as periods when such trading is not permitted.

6. I respect the confidentiality of Company information acquired in the course of my duties as a Director or Executive Officer of the Company. Confidential information of the Company or its customers may not be used for personal advantage. Confidential information includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed.

7. I understand that business opportunities within the scope of the business of the Company, as well as reasonable extensions of the scope of that business, represent corporate opportunities of Corning and may not be diverted for any separate personal purpose or benefit. I will not take for myself personally any opportunities that are discovered through the use of corporate property, information or position. I will not use corporate property, information or position for personal gain. I will not compete with the Company directly or indirectly. I will fulfill my duty to the company to advance its legitimate interests when the opportunity to do so arises.

8. I understand that the Company has a duty to deal fairly with its customers, suppliers, competitors and employees. It is a principle of the Company that no employee should take unfair advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation, or any other practice of unfair dealing.

9. I understand that I have an obligation to protect the Company's assets and ensure their efficient use and, within the scope of my responsibilities as a director or executive officer, will ensure that Company assets are used for legitimate business purposes.

10. As a director or executive officer, I recognize that the Company should proactively promote ethical behavior. Through its Code of Conduct, the Company encourages its employees to talk to supervisors, managers, Corporations General Counsel or the Corporate Controller when in doubt about the best course of action in a particular situation. The Company also encourages that employees report violations of laws, rules, regulations or the Code of Conduct to the General Counsel of the Corporation. In addition, the Company ensures that its employees know that there will be no retaliation for reports made in good faith. I adhere to and support these principles.

Dated: ______________________

Signed: ______________________

2005 Financial Information

CORNING
Discovering Beyond Imagination

Corning Incorporated and its consolidated subsidiaries are hereinafter sometimes referred to as "the Company," "the Registrant," "Corning," or "we."

This report contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to our future plans, objectives, expectations and estimates and may contain words such as "believes," "expects," "anticipates," "estimates," "forecasts," or similar expressions. Our actual results could differ materially from what is expressed or forecasted in our forward-looking statements. Some of the factors that could contribute to these differences include those discussed under "Forward-Looking Statements," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report.

Business Description

General

Corning traces its origins to a glass business established in 1851. The present corporation was incorporated in the State of New York in December 1936, and its name was changed from Corning Glass Works to Corning Incorporated on April 28, 1989.

Corning is a global, technology-based corporation that operates in four reportable business segments: Display Technologies, Telecommunications, Environmental Technologies and Life Sciences.

Display Technologies Segment

Corning's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. Corning's facilities in Kentucky, Japan and Taiwan and those of Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision, which is 50% owned by Corning) in South Korea develop, manufacture and supply high quality glass substrates using a proprietary fusion manufacturing process and technology expertise. Samsung Electronics Co., Ltd. has a 43% interest in Samsung Corning Precision, which sells glass to LCD panel manufacturers in Korea. Another shareholder owns the remaining 7% interest in Samsung Corning Precision. Panel manufacturers in the other leading LCD-producing areas of the world, Japan, Taiwan, Singapore and China, are supplied by Corning.

Corning has been a leader to market with new large-generation sized glass substrates used by our customers in the production of larger LCDs for monitors and television. We are recognized for providing product innovations that help our customers produce larger, lighter, thinner and higher-resolution displays more affordably. Glass substrates are currently available in sizes up to Generation 6 (1500mm x 1800mm), and Generations 7 (1870mm x 2200mm) and 7.5 (1950mm x 2250mm) were introduced from Samsung Corning Precision in 2005. Large substrates allow LCD manufacturers to produce larger and a greater number of panels from each substrate. The larger size leads to economies of scale for LCD manufacturers and is expected to help lower display prices for consumers in the future. At the end of 2005, approximately 76% of Corning and Samsung Corning Precision's volume of LCD glass was Generation 5 (1100mm x 1250mm) and higher.

Corning's proprietary fusion manufacturing process was invented by the Company. It is the cornerstone of Corning's technology leadership in the LCD industry. The automated process yields high quality glass substrates with excellent dimensional stability and uniformity — essential attributes for the production of increasingly larger, high performance active matrix LCDs. Corning's fusion process is scalable and has proven to be among the most effective processes in producing large size substrates.

LCD glass manufacturing is a highly capital intensive business. Corning continues to make significant investments to expand its LCD glass facilities in response to anticipated customer demand. The environment is very competitive. Important success attributes include efficient manufacturing, access to capital, technology know-how, and patents.

Patent protection and proprietary trade secrets are important to the segment's operations. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Reference is made to the material under the heading "Patents and Trademarks" for information relating to patents and trademarks.

The Display Technologies segment represented 38% of Corning's sales for 2005.

Telecommunications Segment

The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning invented the world's first low-loss optical fiber more than 30 years ago. It offers a range of optical fiber technology products and enhancements for a variety of applications, including premises, fiber-to-the-premises access, metropolitan, long-haul and submarine networks. Corning makes and sells InfiniCor® fibers for local area networks, data centers and central offices; NexCor® fiber for converged services networks; SMF-28e® single mode optical fiber that provides additional transmission wavelengths in metropolitan and access networks; MetroCor® fiber products for metropolitan networks; LEAF® optical fiber for long-haul, regional and metropolitan networks; and Vascade® submarine optical fibers for use in undersea networks. Corning has two large optical fiber manufacturing facilities in North Carolina, as well as a controlling interest in Shanghai Fiber Optics Co., Ltd. in China. As a result of lowered demand for optical fiber products, in 2002 Corning mothballed its optical fiber manufacturing facility in Concord, North Carolina and transferred certain capabilities to its Wilmington, North Carolina facility. Corning believes that the Concord facility can be returned to productive capacity within six to nine months of a decision to reopen.

A significant portion of Corning's optical fiber is sold to subsidiaries such as Corning Cable Systems LLC (Corning Cable Systems), Corning Cable Systems GmbH, and Norddeutsche Seekabelwerke GmbH & Co., KG (NSW). Optical fiber is cabled prior to being sold in cable form. The remaining fiber production is sold directly to end users or third party cablers around the world. Corning's cabling operations include large facilities in North Carolina and Germany and smaller regional locations or equity affiliates.

Corning's hardware and equipment products include cable assemblies, fiber optic hardware, fiber optic connectors, optical components and couplers, closures and pedestals, splice and test equipment and other accessories for optical connectivity. For copper connectivity, Corning's products include subscriber demarcation, connection and protection devices, xDSL (different variations of DSL) passive solutions and outside plant enclosures. Each of the product lines may be combined in Corning's fiber-to-the-premises solutions. Corning has manufacturing operations for hardware and equipment products in North Carolina and Texas, as well as Europe, Mexico, China, and the Caribbean. Corning Gilbert Inc. offers products for the cable television industry, including coaxial connectors and associated tools. Corning Gilbert has manufacturing operations for coaxial connectors and associated assembly tools in Arizona, Mexico and Denmark.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment licenses certain of its patents to third parties and generates revenue from these licenses, but such royalty revenue is not currently material to the business. Corning is also licensed to use certain patents owned by others, and such licenses are also important to the segment's operations. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Telecommunications segment represented 35% of Corning's sales for 2005.

Environmental Technologies Segment

Corning's environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including gasoline and diesel substrate and filter products. In response to new and tightening emission control obligations around the world, Corning has continued to develop more efficient substrate products with higher density and greater surface area. Corning manufactures these products in New York, Virginia, China, Germany and South Africa. Cormetech Inc., 50% owned by Corning and 50% owned by Mitsubishi Heavy Industries Ltd. of Japan, manufactures ceramic environmental substrate products at its North Carolina and Tennessee facilities for use in power plants. Corning is investing in new ceramic substrate and filter technologies for diesel emission control device products, with a new production facility in New York to produce such products for diesel vehicles worldwide. Corning sells its ceramic substrate and filter products worldwide to manufacturers of emission control systems who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of Corning substrates and filters is generally required by the specifications of the automotive and diesel engine manufacturers.

Patent protection is important to the segment's operations. The segment has an extensive portfolio of patents relating to its products, technologies and manufacturing processes. The segment is also licensed to use certain patents owned by others, and such licenses are also important to the segment's operations. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Environmental Technologies segment represented 13% of Corning's sales for 2005.

Life Sciences Segment

Life Sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex® glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products. Corning sells products under 3 primary brands: Corning, Costar and Pyrex. Corning manufactures these products in Maine, New York, United Kingdom and Mexico and markets them worldwide, primarily through distributors, to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities.

Patent protection is important to the segment's operations, particularly for some of its emerging products. The segment has a growing portfolio of patents relating to its products, technologies and manufacturing processes. Brand recognition, through some well known trademarks, is important to the segment. Reference is made to the material under the heading "Patents and Trademarks" for information relating to the Company's patents and trademarks.

The Life Sciences segment represented approximately 6% of Corning's sales for 2005.

Other Products

Other products made by Corning include semiconductor optics, ophthalmic glass and plastic products, technical products, such as polarizing glass, glass for high temperature applications and machinable glass ceramic products. Semiconductor optics manufactured by Corning include: high-performance optical material products; optical-based metrology instruments; and optical assemblies for applications in the global semiconductor industry. Corning's semiconductor optics products are manufactured in New York. Other specialty glass products include glass lens and window components and assemblies. Other specialty glass products are made in New York, Virginia, United Kingdom and France or sourced from China. Corning's Eurokera and Keraglass equity ventures with Saint Gobain Vitrage S.A. of France manufacture smooth cooktop glass/ceramic products in France, China, and South Carolina.

Corning owns a 50% interest in Samsung Corning Company, Ltd. (Samsung Corning), a producer of glass panels and funnels for cathode ray tubes for televisions and computer monitors, with manufacturing facilities in Korea, Germany, China and Malaysia. Samsung Electronics Company, Ltd. owns the remaining 50% interest in Samsung Corning.

Other products represented approximately 8% of Corning's sales for 2005.

We manufacture and process products at more than 47 plants and 15 countries.

Additional explanation regarding Corning and our four segments is presented in Management's Discussion and Analysis of Financial Condition under Operating Review and Results of Operations and Note 18 (Operating Segments) to the Consolidated Financial Statements.

Corporate Investments

Corning and The Dow Chemical Company (Dow Chemical) each own half of Dow Corning Corporation (Dow Corning), an equity company in Michigan that manufactures silicone products worldwide. Dow Corning emerged from its Chapter 11 bankruptcy proceedings during 2004. Dow Corning's sales were $3.9 billion in 2005. Additional discussion about Dow Corning appears in the Legal Proceedings section and Dow Corning's financial statements are attached in Item 15. Exhibits and Financial Statement Schedules.

Corning and PPG Industries, Inc. each own half of Pittsburgh Corning Corporation (PCC), an equity company in Pennsylvania that manufactures glass products for architectural and industrial uses. PCC filed for Chapter 11 bankruptcy reorganization in April 2000. Additional discussion about PCC appears in the Legal Proceedings section. Corning also owns half of Pittsburgh Corning Europe N.V., a Belgian corporation that manufactures glass products for industrial uses primarily in Europe.

Additional information about corporate investments is presented in Note 7 (Investments) to the consolidated financial statements.

Competition

Corning competes across all of its product lines with many large and varied manufacturers, both domestic and foreign. Some of these competitors are larger than Corning, and some have broader product lines. Corning strives to maintain its position through technology and product innovation. For the future, Corning believes its competitive advantage lies in its commitment to research and development, and its commitment to quality. There is no assurance that Corning will be able to maintain its market position or competitive advantage.

Display Technologies Segment

Corning is the largest worldwide producer of glass substrates for active matrix LCD displays. That market position remained relatively stable over the past year. Corning believes it has competitive advantages in LCD glass substrate products from investing in new technologies, offering a consistent source of reliable supply and using its proprietary fusion manufacturing process. This process allows us to deliver glass that is larger, thinner and lighter with exceptional surface quality. Asahi Glass, Nippon Electric Glass and NH Techno are Corning's principal competitors in display glass substrates. In addition, new entrants are seeking to expand their presence in this business.

Telecommunications Segment

Competition within the telecommunications equipment industry is intense among several significant companies. Corning is a leading competitor in the segment's principal product lines which include optical fiber and cable and hardware and equipment. Price and new product innovations are significant competitive factors. The competitive landscape has experienced increasing competition based upon pricing in all geographical markets. These competitive conditions are likely to persist.

Corning is the largest producer of optical fiber and cable products, but faces significant competition due to continued excess capacity in the market place, price pressure and new product innovations. Corning believes its large scale manufacturing experience, fiber process, technology leadership and intellectual property assets yield cost advantages relative to several of its competitors. The primary competing producers of optical fiber and cable products are Furukawa OFS, Alcoa, Fujikura, Sumitomo, Prysmian Communications and Draka Comteq.

For hardware and equipment products, significant competitors are 3M Company (3M), Tyco Electronics, Furukawa OFS, CommScope, and ADC Communications.

Environmental Technologies Segment

For worldwide automotive ceramic substrate products, Corning has a leading market position that has remained relatively stable over the past year. Corning believes its competitive advantage in automotive ceramic substrate products for catalytic converters is based upon global presence, customer service, engineering design services and product innovation. The heavy duty and light duty diesel vehicle market opportunities are still emerging. Corning's Environmental Technologies products face principal competition from NGK, Denso, Ibiden and Emitec.

Life Sciences Segment

Corning is a leading supplier of glass and plastic science laboratory products, with a growing plastics products market presence in North America and Europe, and a solid laboratory glass products market presence. Corning seeks to maintain competitive advantages by emphasizing product quality, product availability, supply chain efficiency, a wide product line and superior product attributes. For laboratory products, Schott Glaswerke, Kimble, Greiner and Becton Dickinson are the principal worldwide competitors. Corning also faces increasing competition from certain distributors that have backward integrated or introduced private label products.

Other Products

Corning is a leading supplier of materials and products for lithography optics in the semiconductor industry and that market position remained relatively stable during the past year. Corning seeks to compete by providing superior optical quality, leading optical designs and a local Corning presence supporting its customers. For Corning's semiconductor optical material products, general specialty glass/glass ceramic products and ophthalmic products, Schott Glaswerke, Shin-Etsu Quartz Products, Hoya and Heraeus are the main competitors.

Samsung Corning is a leading producer of cathode ray tube glass products for conventional televisions. Its relative competitive position has remained stable over the past year, although there has been a significant decline in the industry as end-market customers have turned to flat panel displays or projection technologies. Samsung Corning seeks to maintain its competitive advantage through customer support, logistics expertise and a lower cost manufacturing structure. Nippon Electric Glass, Asahi, and various other Asian manufacturers compete with Samsung Corning. Samsung Corning is also pursuing a diversification strategy to mitigate the impact of the decline in the cathode ray tube glass.

Raw Materials

Corning's production of specialty glasses, ceramics, and related materials requires significant quantities of energy, certain precious metals, and batch materials.

Although energy shortages have not been a problem recently, the cost of energy has increased. Corning has achieved flexibility through important engineering changes to take advantage of low-cost energy sources in most significant processes. Specifically, many of Corning's principal manufacturing processes can now be operated with natural gas, propane, oil or electricity, or a combination of these energy sources.

As to resources (ores, minerals, polymers, and processed chemicals) required in manufacturing operations, availability appears to be adequate. Corning's suppliers from time to time may experience capacity limitations in their own operations, or may eliminate certain product lines; nevertheless, Corning believes it has adequate programs to ensure a reliable supply of batch chemicals and raw materials. For many products, Corning has alternate glass compositions that would allow operations to continue without interruption in the event of specific materials shortages.

Certain key materials and proprietary equipment used in the manufacturing of products are currently sole sourced or available only from a limited number of suppliers. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments, or reduce Corning's gross margins.

Patents and Trademarks

Inventions by members of Corning's research and engineering staff have been, and continue to be, important to the Company's growth. Patents have been granted on many of these inventions in the United States and other countries. Some of these patents have been licensed to other manufacturers, including companies in which Corning has equity investments. Many of the earlier patents have now expired, but Corning continues to seek and obtain patents protecting its newer innovations. In 2005, Corning was granted over 170 patents in the U.S. and over 325 patents in countries outside the U.S.

Each business segment possesses its own patent portfolio that provides certain competitive advantages in protecting Corning's innovations. Corning has historically enforced, and will continue to enforce, its intellectual property rights. At the end of 2005, Corning and its wholly owned subsidiaries owned over 5,500 unexpired patents in various countries of which about 2,600 were U.S. patents. Between 2006 and 2008, approximately 7% of these patents will expire, while at the same time Corning intends to seek patents protecting its newer innovations. Worldwide, Corning has over 2,600 patent applications in process, with about 900 in process in the U.S. Corning believes that its patent portfolio will continue to provide a competitive advantage in protecting Corning's innovation, although Corning's competitors in each of its businesses are actively seeking patent protection as well.

The Display Technologies segment has over 260 patents in various countries of which over 90 were U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to glass compositions and methods for the use and manufacture of glass substrates for display applications. There is no group of important Display Technology segment patents set to expire between 2006 and 2008.

The Telecommunications segment has over 2,300 patents in various countries of which over 1,000 were U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include: (i) patents relating to optical fiber products including dispersion compensating fiber, low loss optical fiber and high data rate optical fiber and processes and equipment for manufacturing optical fiber including methods for making optical fiber preforms and methods for drawing, cooling and winding optical fiber; (ii) patents relating to packaging of lasers and designs for optical switch products; (iii) patents relating to optical fiber ribbons and methods for making such ribbon, fiber optic cable designs and methods for installing optical fiber cable; and (iv) patents relating to optical fiber and electrical connectors and associated methods of manufacture. While a few particular U.S. patents will expire in 2006, there is no group of important Telecommunications segment patents set to expire between 2006 and 2008.

The Environmental Technologies segment has over 575 patents in various countries of which over 270 were U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to cellular ceramic honeycomb products, together with ceramic batch and binder system compositions, honeycomb extrusion and firing processes, and honeycomb extrusion dies and equipment for the high-volume, low-cost manufacture of such products. There is no group of important Environmental segment patents set to expire between 2006 and 2008.

The Life Sciences segment has over 200 patents in various countries of which over 75 were U.S. patents. No one patent is considered material to this business segment. Some of the important issued U.S. patents in this segment include patents relating to methods and apparatus for the manufacture and use of scientific laboratory equipment including nucleic acid arrays, multiwell plates, and cell culture products as well as equipment for label independent drug discovery. There is no group of important Life Sciences segment patents set to expire between 2006 and 2008.

Many of these patents are used in Corning's operations or are licensed for use by others, and Corning is licensed to use patents owned by others. Corning has entered into cross licensing arrangements with some major competitors, but the scope of such licenses has been limited to specific product areas or technologies.

Corning's principal trademarks include the following: Corning, Celcor, Discovering Beyond Imagination, DuraTrap, Eagle2000, Epic, Flame of Discovery Design, HPFS, LEAF, Pyrex, SMF-28e, Steuben, Lanscape and Vycor.

Protection of the Environment

Corning has a program to ensure that its facilities are in compliance with state, federal and foreign pollution-control regulations. This program resulted in capital and operating expenditures during the past several years. In order to maintain compliance with such regulations, capital expenditures for pollution control in continuing operations were approximately $19 million in 2005 and are estimated to be $26 million in 2006.

Corning's 2005 operating results from continuing operations were charged with approximately $42 million for depreciation, maintenance, waste disposal and other operating expenses associated with pollution control. Corning believes that its compliance program will not place it at a competitive disadvantage.

Risk Factors

Set forth below are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report. Future results could be materially affected by general industry and market conditions, changes in laws or accounting rules, general economic and political conditions, including a global economic slowdown, fluctuation of interest rates or currency exchange rates, terrorism, political unrest or international conflicts, political instability or major health concerns, natural disasters or other disruptions of expected business conditions. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Annual Report.

Our sales could be negatively impacted if one or more of our key customers substantially reduce orders for our products

Corning's ten largest customers account for about 50% of our sales. However, no individual customer accounts for more than 10% of consolidated sales.

A relatively small number of customers accounted for a high percentage of net sales in each of our reportable operating segments. For 2005, five customers of the Display Technologies segment, each of which accounted for more than 10% of segment net sales, accounted for 75% of total segment sales. In the Telecommunications segment, two customers, each of which accounted for more than 10% of this segment's net sales, accounted for 29% of total segment sales in 2005. In the Environmental Technologies segment, three customers, each of which accounted for more than 10% of segment sales, represented 76% of total segment sales for 2005. In the Life Sciences segment, one distributor accounted for 53% of this segment's sales in 2005.

Samsung Corning Precision's sales were also concentrated, with three customers accounting for 98% of sales in 2005.

Although the sale of LCD glass substrates has increased in 2005, there can be no assurance that this positive trend will continue. Our customers are LCD panel and color filter makers. As they switch to larger size glass, the pace of their orders may be uneven while they adjust their manufacturing processes and facilities. Additionally, consumer preferences for panels of differing sizes, price, or other factors, may lead to pauses in market growth from time to time. Our customers may not be able to maintain profitable operations or access sufficient capital to fund ongoing and future planned expansions, which may limit their pace of orders to us. Emerging technologies could replace our glass substrates for certain applications resulting in a decline in demand for our LCD products.

Our Telecommunications segment customers' purchases of our products are affected by their capital expansion plans, general market and economic uncertainty and regulatory changes, including broadband policy. Sales in the Telecommunications segment are expected to be impacted by Verizon Communication Inc. (Verizon) fiber-to-the-premises deployments. Our sales will be dependent on Verizon's planned targets for homes passed and connected. Changes in Verizon's deployment plan could adversely affect future sales.

In the Environmental Technologies segment, sales of our ceramic substrate and filter products for automotive and diesel emissions and pollution control are expected to fluctuate with vehicle production. Changes in governmental laws and regulations for air quality and emission controls may also influence future sales. Sales in our Environmental Technologies segment are to four catalyzers and emission system component manufacturers. Our customers sell these systems to automotive original equipment manufacturers and diesel engine manufacturers.

Sales in our Life Science segment were historically through two large distributors to government entities, pharmaceutical and biotechnology companies, hospitals, universities and other research facilities. During 2005, we did not renew the contract with one large distributor and transitioned the sales through this distributor to our remaining primary distributor and other existing and developing channels. This change has and may continue to adversely impact sales volumes in the short term. In 2005, our remaining primary distributor accounted for 53% of total segment sales.

If the markets for our products do not develop and expand as we anticipate, demand for our products may decline, which would negatively impact our results of operations and financial performance

The markets for our products are characterized by rapidly changing technologies, evolving industry or government standards and frequent new product introductions. Our success is expected to depend, in substantial part, on the successful introduction of new products, or upgrades of current products, and our ability to compete with new technologies and products of other suppliers. The following factors related to our products and markets, if not achieved, could have an adverse impact on our results of operations:

- our ability to introduce leading products such as glass substrates for liquid crystal displays, optical fiber and cable and hardware and equipment, and environmental substrate products that can command competitive prices in the marketplace;
- our ability to achieve a favorable sales mix of large generation sizes of liquid crystal display glass;
- our ability to develop new products in response to government regulations and laws, particularly diesel filter products in the Environmental Technologies segment;
- continued strong demand for notebook computers and LCD monitors;
- the rate of growth in purchases of LCD televisions to replace other technologies; and
- the rate of growth of the fiber-to-the-premises build-out in North America.

We face pricing pressures in each of our leading businesses that could adversely affect our results of operations and financial performance

We face pricing pressure in each of our leading businesses as a result of intense competition, emerging new technologies, or over-capacity. While we will work toward reducing our costs to offset pricing pressures, we may not be able to achieve proportionate reductions in costs. As a result of overcapacity in the Telecommunications segment, we anticipate pricing pressures will continue into 2006 and beyond. Increased pricing pressure may develop in our Display Technologies segment as our competitors strive to expand production of larger generation substrates.

We face risks related to our international operations and sales

We have customers and significant operations, including manufacturing and sales, located outside the U.S. We have large manufacturing operations for liquid crystal display glass substrates in Taiwan and the Asia-Pacific region, including equity investments in companies operating in South Korea that make glass substrates for the LCD market. All of our Display segment customers are located in the Asia-Pacific region. As a result of these and other international operations, we face a number of risks, including:

- geographical concentration of our factories and operations;
- major health concerns;
- difficulty of managing global operations;
- difficulty in protecting intellectual property;
- tariffs, duties and other trade barriers including anti-dumping duties;
- undeveloped legal systems;
- political and economic instability in foreign markets, and
- foreign currency risk.

Any of these items could cause our sales and/or profitability to be significantly reduced.

We face risks due to foreign currency fluctuations

Because we have significant customers and operations outside the U.S., fluctuations in foreign currencies, especially the Japanese yen, the New Taiwan dollar, the Korean won, and the euro, affect our sales and profit levels. Foreign exchange rates may make our products less competitive in countries where local currencies decline in value relative to the dollar and Japanese yen. Sales in our Display Technologies segment, representing 38% of Corning's sales, are denominated in Japanese yen. The expected sales growth of the Display Technologies segment will increase our exposure to currency fluctuations. Although we hedge significant transaction and balance sheet currency exposures, we do not hedge translation risk and thus changes in exchange rates (especially the yen) may significantly impact our reported revenues and results of operations.

If the financial condition of our customers declines, our credit risks could increase

Although we have a rigorous process to administer credit and believe our reserve is adequate, we have experienced, and in the future may experience, losses as a result of our inability to collect our accounts receivable. If our customers fail to meet their payment obligations to us, including deposits due under long-term purchase and supply agreements in our Display Technologies segment, we could experience reduced cash flows and losses in excess of amounts reserved. Some customers of our Display Technologies segment are thinly capitalized and/or marginally profitable. In our Environmental products segment, the U.S. auto customers and certain of their suppliers have encountered credit downgrades or, in the case of Delphi Corporation, bankruptcy. These factors may result in an inability to collect receivables or a possible loss in business. As of December 31, 2005, reserves for trade receivables totaled approximately $24 million.

If we do not successfully adjust our manufacturing volumes and fixed cost structure, or achieve manufacturing yields or sufficient product reliability, our operating results could suffer, and we may not achieve profitability levels anticipated

We are investing heavily in additional manufacturing capacity of certain businesses, principally including liquid crystal display glass and diesel emission substrates and filters. The speed of constructing the new facilities presents challenges. We may face technical and process issues in moving to commercial production. There can be no assurance that Corning will be able to pace its capacity expansion to the actual demand. It is possible that manufacturing capacity may exceed customer demand during certain periods.

The manufacturing of our products involves highly complex and precise processes, requiring production in highly controlled and dust-free environments. Changes in our manufacturing processes could significantly reduce our manufacturing yields and product reliability. In some cases, existing manufacturing may be insufficient to achieve the volume or requirements of our customers. We will need to develop new manufacturing processes and techniques to achieve targeted volume, pricing and cost levels that will permit profitable operations. While we continue to fund projects to improve our manufacturing techniques and processes, we may not achieve satisfactory cost levels in our manufacturing activities that will fully satisfy our margin targets.

Our future operating results depend on our ability to purchase a sufficient amount of materials, parts, and manufacturing equipment components to meet the demands of our customers

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of materials, parts and components from our suppliers. We may experience shortages that could adversely affect our operations. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. Furthermore, certain of our components and manufacturing equipment are available only from a single source or limited sources. We may not be able to find alternate sources in a timely manner. A reduction or interruption in supplies, or a significant increase in the price of supplies could have a material adverse effect on our businesses.

We have incurred, and may in the future incur, restructuring and other charges, the amounts of which are difficult to predict accurately

We have recorded several charges for restructuring, impairment of assets, and the write-off of cost and equity based investments. It is possible we may record additional charges for restructuring or other asset impairments if additional actions become necessary to align costs to a reduced level of demand or other factors impacting our businesses.

We have incurred, and may in the future incur, goodwill and other intangible asset impairment charges

At December 31, 2005, Corning had goodwill and other intangible assets of $338 million. While we believe the estimates and judgments about future cash flows used in the goodwill impairment tests are reasonable, we cannot provide assurance that future impairment charges will not be required if the expected cash flow estimates as projected by management do not occur.

We may be limited in our ability to obtain additional capital on commercially reasonable terms

Although we believe existing cash, short-term investments and borrowing capacity, collectively, provide adequate resources to fund ongoing operating requirements, we may be required to seek additional financing to compete effectively in our markets. Our public debt ratings affect our ability to raise capital and the cost of such capital. Our ratings as of February 17, 2006 were BBB- from both Fitch, Inc. and Standard & Poor's, a division of the McGraw-Hill Companies, Inc. and Baa3 from Moody's Investors Service, a subsidiary of Moody's Corporation. Any downgrades may increase our borrowing costs and affect our ability to access the capital markets.

We are subject under our revolving credit facility to financial covenants that require us to maintain two ratios including total debt to capital and interest coverage, as defined under the revolving credit facility. These covenants limit our ability to borrow funds. Future losses or significant charges would materially affect these ratios, and may reduce the amounts we are able to borrow under our revolving credit facility.

If our products or materials purchased from our suppliers experience performance issues, our business will suffer

Our business depends on the production of products of consistently high quality. Our products, components and materials purchased from our suppliers, are typically tested for quality. These testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons, our products, including materials purchased from our suppliers, may fail to perform as expected. In some cases, product redesigns or additional expense may be required to correct a defect. A significant or systemic product failure could result in customer relations problems, lost sales, and financial damages.

We face competition in most of our businesses

We expect that we will face additional competition from existing competitors, low cost manufacturers and new entrants. We must invest in research and development, expand our engineering, manufacturing and marketing capabilities, and continue to improve customer service and support in order to remain competitive. We cannot provide assurance that we will be able to maintain or improve our competitive position.

We may experience difficulties in enforcing our intellectual property rights and we may be subject to claims of infringement of the intellectual property rights of others

We may encounter difficulties in protecting our intellectual property rights or obtaining rights to additional intellectual property necessary to permit us to continue or expand our businesses. We cannot assure you that the patents that we hold or may obtain will provide meaningful protection against our competitors. Litigation may be necessary to enforce our intellectual property rights. Litigation is inherently uncertain and the outcome is often unpredictable. Other companies hold patents on technologies used in our industries and are aggressively seeking to expand, enforce and license their patent portfolios.

The intellectual property rights of others could inhibit our ability to introduce new products. We are, and may in the future be, subject to claims of intellectual property infringement or misappropriation that may result in loss of revenue, require us to incur substantial costs, or lead to monetary damages or injunctive relief against us. We cannot assure you as to the outcome of such claims.

Current or future litigation may harm our financial condition or results of operations

Pending, threatened or future litigation is subject to inherent uncertainties. Our financial condition or results of operations may be adversely affected by unfavorable outcomes, expenses and costs exceeding amounts estimated or insured. In particular, we have been named as a defendant in numerous lawsuits alleging personal injury from exposure to asbestos. As described in Legal Proceedings, our negotiations with the representatives of asbestos claimants have produced a tentative settlement through a PCC Plan of Reorganization, but certain cases may still be litigated. The final approval of the tentative settlement is subject to a number of uncertainties. Final approval of a global settlement through the PCC bankruptcy process may impact the results of operations for the period in which such costs, if any, are recognized. Total charges of $643 million have been incurred through December 31, 2005; however, additional charges are possible due to the potential fluctuation in the price of our common stock, other adjustments in the proposed settlement, and other litigation factors.

We face risks through our equity method investments in companies that we do not control

Corning's net income includes significant equity in earnings of associated companies. For the year ended December 31, 2005, we recognized $598 million of equity earnings, of which $661 million came from our two largest investments: Dow Corning Corporation (which makes silicone products) and Samsung Corning Precision Glass Co., Ltd. (which makes liquid crystal display glass). Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) is located in the Asia-Pacific region and is subject to political geographic risks mentioned above. Our equity investments may not continue to perform at the same levels as in recent years. In the third quarter of 2005, we recognized equity losses associated with Samsung Corning Co., Ltd. (our 50% equity method investment that makes glass panels and funnels for conventional televisions), which recorded significant fixed asset and other impairment charges. As the conventional television market will be negatively impacted by strong growth in the LCD glass market, it is reasonably possible that Samsung Corning Co., Ltd. may incur additional restructuring or impairment charges or net operating losses in the future.

We may not have adequate insurance coverage for claims against us

We face the risk of loss resulting from product liability, securities, fiduciary liability, intellectual property, antitrust, contractual, warranty, fraud and other lawsuits, whether or not such claims are valid. In addition, our product liability, fiduciary, directors and officers, property, natural catastrophe and comprehensive general liability insurance may not be adequate to cover such claims or may not be available to the extent we expect. Our insurance costs have increased and may increase further. We may not be able to get adequate insurance coverage in the future at acceptable costs. A successful claim that exceeds or is not covered by our policies could require us to pay substantial sums. Some of the carriers in our excess insurance programs are in liquidation and may not be able to respond if we should have claims reaching into excess layers. The financial health of other insurers may deteriorate. In addition, we may not be able to obtain adequate insurance coverage for certain risk such as political risk, terrorism or war.

Legal Proceedings

Environmental Litigation. Corning has been named by the Environmental Protection Agency (the Agency) under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party at 11 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is Corning's policy to accrue for its estimated liability related to Superfund sites and other environmental liabilities related to property owned by Corning based on expert analysis and continual monitoring by both internal and external consultants. Corning has accrued $13 million (undiscounted) for its estimated liability for environmental cleanup and litigation at December 31, 2005. Based upon the information developed to date, management believes that the accrued reserve is a reasonable estimate of the Company's liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

Dow Corning Bankruptcy. Corning and The Dow Chemical Company (Dow Chemical) each own 50% of the common stock of Dow Corning Corporation (Dow Corning), which was in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code between May 1995 and June 2004. Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousand breast-implant product lawsuits. On June 1, 2004, Dow Corning emerged from Chapter 11 with a Plan of Reorganization (the Plan) which provided for the settlement or other resolution of implant claims and includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Plan.

Under the terms of the Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Dow Corning has paid approximately $1.6 billion (inclusive of insurance) to the Settlement Trust and subject to a number of conditions, may pay up to an additional $1.6 billion ($710 million after-tax) over 16 years. Certain commercial creditors continue to pursue an appeal to the U.S. Court of Appeals of the Sixth Circuit seeking from Dow Corning an additional sum of approximately $80 million for interest at default rates and enforcement costs. The appeal was argued on July 27, 2005. Corning believes the risk of loss to Dow Corning (net of amounts reserved) is remote.

In addition, Dow Corning has received a statutory notice of deficiency from the United States Internal Revenue Service asserting tax deficiencies totaling approximately $65 million relating to its federal income tax returns for the 1995 and 1996 calendar years. This matter is pending before the U.S. District Court in Michigan. Dow Corning has also received a proposed adjustment from the IRS (approximately $117 million) with respect to its federal income tax returns for the 1997, 1998 and 1999 calendar years. Dow Corning is vigorously contesting these deficiencies and proposed adjustments which it believes are excessive.

In 1995, Corning fully impaired its investment in Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that its emergence from bankruptcy protection was probable. Corning considers the difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent. This difference is $249 million. Subject to future rulings by the bankruptcy court and potential changes in estimated bankruptcy-related liabilities, it is possible that Dow Corning may record bankruptcy-related charges in the future. Corning received $45 million in dividends from Dow Corning in 2005.

Pittsburgh Corning Corporation. Corning and PPG Industries, Inc. (PPG) each own 50% of the capital stock of Pittsburgh Corning Corporation (PCC). Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. As of the bankruptcy filing, PCC had in excess of 140,000 open claims and had insufficient remaining insurance and assets to deal with its alleged current and future liabilities. More than 100,000 additional claims have been filed with PCC after its bankruptcy filing. As a result of PCC's bankruptcy filing, Corning recorded an after-tax charge of $36 million in 2001 to fully impair its investment in PCC and discontinued recognition of equity earnings. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 11,000 other cases (approximately 43,500 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

In the bankruptcy court in April 2000, PCC obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time in which to negotiate a plan of reorganization for PCC (the PCC Plan).

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products.

On March 28, 2003, Corning announced that it had also reached agreement with representatives of current and future asbestos claimants on a settlement arrangement that was thereafter incorporated into the PCC Plan. This settlement remains subject to a number of contingencies, including approval by the Bankruptcy Court. Corning's settlement will require the contribution, if the Plan is approved and becomes effective, of its equity interest in PCC, its one-half equity interest in Pittsburgh Corning Europe (PCE), and 25 million shares of Corning common stock. The settlement also requires Corning to make cash payments of $152 million (net present value as of December 31, 2005) in six installments beginning one year after the Plan is effective. In addition, Corning will assign policy rights or proceeds under primary insurance from 1962 through 1984, as well as rights to proceeds under certain excess insurance, most of which falls within the period from 1962 through 1973. In return for these contributions, Corning expects to receive a release and an injunction channeling asbestos claims against it into a settlement trust under the PCC Plan.

Corning recorded an initial charge of $298 million in the period ending March 31, 2003 to reflect the settlement terms. However, the amount of the charge for this settlement requires adjustment each quarter based upon the change in Corning's common stock price prior to contribution of the shares to the trust. During the fourth quarter of 2005, Corning recorded a charge of $8 million to reflect the mark-to-market of Corning common stock. Beginning with the first quarter of 2003 and through December 31, 2005, Corning recorded total net charges of $643 million to reflect the initial settlement and subsequent mark-to-market adjustments for the change in the value of Corning common stock.

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the Plan were held in the Bankruptcy Court in May 2004. The parties filed post-hearing briefs and made final oral arguments to the Bankruptcy Court in November 2004. The Bankruptcy Court allowed an additional round of briefing to address current case law developments and heard additional oral arguments on March 16, 2005. In mid-April 2005, the proponents of the PCC Plan requested that the court rule on the pending objections. If the Bankruptcy Court does not approve the PCC Plan in its current form, changes to the Plan are probable as it is likely that the Court will allow the proponents time to propose amendments. The outcome of these proceedings is uncertain, and confirmation of the current Plan or any amended Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the 25 million shares of Corning stock, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

Astrium. In December of 2000, Astrium, SAS and Astrium, Ltd. filed a complaint for negligence in the U.S. District Court for the Central District of California against TRW, Inc., Pilkington Optronics Inc., Corning NetOptix, Inc. (NetOptix), OFC Corporation and Optical Filter Corporation claiming damages in excess of $150 million. The complaint alleges that certain cover glasses for solar arrays used to generate electricity from solar energy on satellites sold by Astrium's corporate successor were negligently coated by NetOptix or its subsidiaries (prior to Corning's acquisition of NetOptix) in such a way that the amount of electricity the satellite can produce and their effective life were materially reduced. NetOptix has denied that the coatings produced by NetOptix or its subsidiaries caused the damage alleged in the complaint, or that it is legally liable for any damages that Astrium may have experienced. In April 2002, the Court granted motions for summary judgment by NetOptix and other defendants to dismiss the negligence claims, but permitted plaintiffs to add fraud and negligent misrepresentation claims against all defendants and a breach of warranty claim against NetOptix and its subsidiaries. In October 2002, the Court again granted defendants' motions for summary judgment and dismissed the negligent misrepresentation and breach of warranty claims. The intentional fraud claims were dismissed against all non-settling defendants on February 25, 2003. On March 19, 2003, Astrium appealed all of the Court's rulings regarding the various summary judgment motions to the Ninth Circuit Court of Appeals. Briefing is expected to be completed in early 2006. A hearing for oral argument should be set for 2006. Recognizing that the outcome of litigation is uncertain, management believes that the likelihood of a materially adverse impact to Corning's financial statements is remote.

Grand Jury Investigation of Conventional Cathode Ray Television Glass Business. In August 2003, Corning Asahi Video Products Company (CAV) was served with a federal grand jury document subpoena related to pricing, bidding and customer practices involving conventional cathode ray television glass picture tube components. A number of employees or former employees have received a related subpoena. CAV is a general partnership, 51% owned by Corning and 49% owned by Asahi Glass America, Inc. CAV's only manufacturing facility in State College, Pennsylvania closed in the first half of 2003 due to declining sales. CAV is cooperating with the government investigation. Management is not able to estimate the likelihood that any charges will be filed as a result of the investigation.

Tax Matters. Corning has not been required to pay any penalty to the Internal Revenue Service (IRS) for failing to make disclosures required with respect to certain transactions that the IRS has identified as abusive or that have a significant tax avoidance purpose under section 6707A(e) of the Internal Revenue Code.

Seoul Guarantee Insurance Co. and other creditors against Samsung Group and affiliates. As of December 31, 2005, Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision) and Samsung Corning Co. Ltd. (Samsung Corning) were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and 14 other creditors (SGI and Creditors) for alleged breach of an agreement that approximately thirty affiliates of the Samsung group entered into with SGI and Creditors in September 1999. The lawsuit is pending in the courts of Korea. According to the agreement, the Samsung affiliates agreed to sell 3.5 million shares of Samsung Life Insurance Co., Ltd. (SLI) by December 31, 2000, which were transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege that, in the event that the proceeds of sale of the SLI shares is less than 2.45 trillion Korean won (approximately $2.42 billion), the Samsung affiliates allegedly agreed to compensate SGI and Creditors for the shortfall, by other means, including Samsung affiliates' purchase of equity or subordinated debentures to be issued by SGI and Creditors. Any excess proceeds are to be distributed to the Samsung affiliates. As of December 31, 2005, the shares of Samsung Life Insurance Co., Ltd. have not been sold. The suit asks for damages of approximately $4.68 billion plus penalty interest. Samsung Corning Precision and Samsung Corning combined guarantees should represent no more than 3.1% of the Samsung affiliates' total financial obligation. Although noting that the outcome of these matters is uncertain, Samsung Corning Precision and Samsung Corning have stated that these matters are not likely to result in a material ultimate loss to their financial statements. No claim in these matters has been asserted against Corning Incorporated.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Corning Incorporated common stock is listed on the New York Stock Exchange and the SWX Swiss Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

The following table sets forth the high and low sales price of Corning's common stock as reported on the Composite Tape.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Price range				
High	**$12.40**	**$17.08**	**$21.95**	**$21.62**
Low	**$10.61**	**$10.97**	**$16.03**	**$16.61**
2004				
Price range				
High	$13.89	$13.19	$13.03	$12.96
Low	$10.00	$10.08	$ 9.29	$10.16

As of December 31, 2005, there were approximately 26,900 record holders of common stock and approximately 630,000 beneficial shareholders.

Corning discontinued the payment of dividends on our common stock in 2001.

The section entitled "Equity Compensation Plan Information" in our definitive Proxy Statement for our 2006 annual meeting of shareholders to be held on April 27, 2006, is incorporated by reference in this Annual Report on Form 10-K.

(b) Not applicable.

(c) This table provides information about our purchases of our common stock during the fiscal fourth quarter of 2005:

Issuer Purchases of Equity Securities*

Period	Total Number of Shares Purchased**	Average Price Paid per Share**	Total Number of Shares Purchased as Part of Publicly Announced Plan*	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan*
October 1-31, 2005	1,046	$19.30	0	$0
November 1-30, 2005	159,649	$19.92	0	$0
December 1-31, 2005	15,409	$20.30	0	$0
Total	176,104	$19.95	0	$0

* During the quarter ended December 31, 2005, we did not have a publicly announced program for repurchase of shares of our common stock and did not repurchase our common stock in open-market transactions outside of such a program.

** This column reflects the following transactions during the fiscal fourth quarter of 2005: (i) the deemed surrender to us of 174,899 shares of common stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to us of 1,205 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

Selected Financial Data (Unaudited)

(In millions, except per share amounts and number of employees)

	Years ended December 31,				
	2005	2004	2003	2002	2001
Results of Operations					
Net sales	**$ 4,579**	$ 3,854	$ 3,090	$ 3,164	$ 6,047
Research, development and engineering expenses	**$ 443**	$ 355	$ 344	$ 483	$ 622
Equity in earnings of associated companies, net of impairments	**$ 598**	$ 443	$ 209	$ 116	$ 148
Income (loss) from continuing operations	**$ 585**	$ (2,185)	$ (223)	$ (1,780)	$ (5,532)
Income from discontinued operations		20		478	34
Net income (loss)[1]	**$ 585**	$ (2,165)	$ (223)	$ (1,302)	$ (5,498)
Basic earnings (loss) per common share from[1]:					
Continuing operations	**$ 0.40**	$ (1.57)	$ (0.18)	$ (1.85)	$ (5.93)
Discontinued operations		0.01		0.46	0.04
Basic earnings (loss) per common share	**$ 0.40**	$ (1.56)	$ (0.18)	$ (1.39)	$ (5.89)
Diluted earnings (loss) per common share from[1]:					
Continuing operations	**$ 0.38**	$ (1.57)	$ (0.18)	$ (1.85)	$ (5.93)
Discontinued operations		0.01		0.46	0.04
Diluted earnings (loss) per common share	**$ 0.38**	$ (1.56)	$ (0.18)	$ (1.39)	$ (5.89)
Common dividends declared					$ 0.12
Shares used in computing per share amounts:					
Basic earnings (loss) per common share	**1,464**	1,386	1,274	1,030	933
Diluted earnings (loss) per common share	**1,535**	1,386	1,274	1,030	933
Financial Position					
Working capital	**$ 1,644**	$ 945	$ 1,141	$ 2,145	$ 2,113
Total assets	**$11,175**	$ 9,710	$10,752	$11,406	$12,793
Long-term debt	**$ 1,789**	$ 2,214	$ 2,668	$ 3,963	$ 4,463
Shareholders' equity	**$ 5,609**	$ 3,816	$ 5,464	$ 4,691	$ 5,414
Selected Data					
Capital expenditures	**$ 1,553**	$ 857	$ 366	$ 357	$ 1,741
Depreciation and amortization	**$ 512**	$ 523	$ 517	$ 661	$ 1,060
Number of employees[2]	**26,000**	24,700	20,600	23,200	30,300

Reference should be made to the Notes to consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1) Corning adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) on January 1, 2002. Pursuant to SFAS 142, goodwill was no longer amortized after the adoption. For 2001, the adjusted net loss, excluding the amortization of goodwill was $5,153. For 2001, the basic and diluted loss from continuing operations per common share, excluding the amortization of goodwill, was $5.56. The basic and diluted earnings from discontinued operations per common share, excluding the amortization of goodwill was $0.04.

(2) Amounts do not include employees of discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We continued to focus on three significant priorities in 2005: protect our financial health, improve profitability, and invest in our future. We made significant progress on all three in 2005.

Financial Health

During 2005, we strengthened our balance sheet and delivered positive cash flows from operating activities. The following are key accomplishments for 2005:

- As part of a debt reduction program, we reduced the net amount of our outstanding debt by $885 million through a combination of retirements and scheduled repayments.
- All three rating agencies upgraded our ratings to investment grade.
- We received $457 million in deposits against orders relating to our multi-year supply agreements with customers in the Display Technologies segment. These agreements have helped us to meet the rapid growth of the liquid crystal display (LCD) market.
- We generated sufficient cash flows from operating activities to cover our capital expenditures.

We ended 2005 with $2.4 billion in cash, cash equivalents and short-term investments. This represents an increase of $553 million from December 31, 2004. In the first quarter of 2005, we entered into a new revolving credit facility with a group of banks. This facility, which continues through March 2010, provides us access to a $975 million unsecured multi-currency revolving line of credit. We believe we have sufficient liquidity for the next several years to fund operations, capital expenditures and scheduled debt repayments.

Profitability

For the year ended December 31, 2005, we generated net income of $585 million or $0.38 per share compared to a net loss of $2,165 million or $1.56 per share for 2004.

We recorded restructuring, impairment, and other charges and credits in 2005 and 2004 which affect the comparability of those years. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)), Note 6 (Income Taxes), and Note 7 (Investments) to the consolidated financial statements for additional information.

Investing in our future

We remain committed to investing in research, development, and engineering to drive innovation. We are investing in a wide variety of technologies with a focus on glass substrates for active matrix LCDs, diesel filters and substrates in response to tightening emissions control standards, and the optical fiber and cable and hardware and equipment that will enable fiber-to-the-premises.

Our research, development and engineering expenditures have increased by $88 million or 25% compared to 2004. We believe our spending levels are adequate to support our growth strategies.

We also remain committed to investing in manufacturing capacity to match increased demand in our businesses. Our capital expenditures are primarily focused on expanding manufacturing capacity for LCD glass substrates in the Display Technologies segment and diesel products in the Environmental Technologies segment. Total capital expenditures for 2005 were $1,553 million, of which $1,250 million was directed toward our Display Technologies segment and $171 million was invested in our Environmental Technologies segment primarily in anticipation of the emerging market for diesel emission control systems.

We expect our 2006 capital spending to be in the range of $1.3 billion to $1.5 billion, of which $900 million to $1.1 billion will be directed toward our Display Technologies segment and approximately $200 million will be directed toward our Environmental Technologies segment.

RESULTS OF CONTINUING OPERATIONS

Selected highlights from our continuing operations follow (dollars in millions):

				% Change	
	2005	2004	2003	05 vs. 04	04 vs. 03
Net sales	**$ 4,579**	$ 3,854	$ 3,090	19	25
Gross margin	**$ 1,984**	$ 1,415	$ 849	40	67
(gross margin %)	**43%**	37%	27%		
Selling, general and administrative expenses	**$ 756**	$ 653	$ 599	16	9
(as a % of revenues)	**17%**	17%	19%		
Research, development and engineering expenses	**$ 443**	$ 355	$ 344	25	3
(as a % of revenues)	**10%**	9%	11%		
Restructuring, impairment and other charges and (credits)	**$ (38)**	$ 1,789	$ 111	(102)	1,512
(as a % of revenues)	**(1)%**	46%	4%		
Asbestos settlement	**$ 197**	$ 33	$ 413	497	(92)
(as a % of revenues)	**4%**	1%	13%		
Income (loss) from continuing operations before income taxes	**$ 572**	$(1,580)	$ (759)	(136)	108
(as a % of revenues)	**13%**	(41)%	(25)%		
(Provision) benefit for income taxes	**$ (578)**	$(1,031)	$ 254	(44)	(506)
(as a % of revenues)	**(13)%**	(27)%	8%		
Equity in earnings of associated companies, net of impairments	**$ 598**	$ 443	$ 209	35	112
(as a % of revenues)	**13%**	11%	7%		
Income (loss) from continuing operations	**$ 585**	$(2,185)	$ (223)	(127)	880
(as a % of revenues)	**13%**	(57)%	(7)%		

Net Sales

The net sales increase in 2005 was the result of a significant increase in demand for LCD glass substrates in our Display Technologies segment and modest gains in demand for products in our Telecommunications segment to support fiber-to-the-premises projects and our Environmental segment due to increased sales of diesel filters. Net sales for our Life Sciences segment declined due to changes in the distribution channels. Movements in foreign exchange rates did not significantly impact the comparison of net sales between 2005 and 2004.

The net sales increase in 2004 was the result of strong demand for glass substrates in our Display Technologies segment, demand for hardware and equipment products in our Telecommunications segment, and improvements across the majority of our other businesses. These improvements were partially offset by the 2003 exit of our photonic technologies and U.S. conventional television glass businesses. Movements in foreign exchange rates, did not significantly impact the comparison of net sales between 2004 and 2003.

Reflecting the growth in our Display Technologies segment, net sales into international markets continue to increase at a faster rate than those into the U.S. market. For 2005, 2004, and 2003, sales into international markets accounted for 71%, 65%, and 60% of net sales, respectively.

Gross Margin

As a percentage of net sales, gross margin improved 6 percentage points in 2005 when compared to 2004. The improvement in overall gross margin dollars and as a percentage of net sales was driven by increased volume, improved mix of large generation glass, and manufacturing efficiencies in our Display Technologies segment.

For 2004, as a percentage of net sales, gross margin improved by 10 percentage points versus 2003. The improvement was driven by net sales growth in the Display Technologies segment of 87%, operating efficiencies in our Telecommunications segment, and the 2003 exit of the conventional television glass business.

Cost of Sales

The types of expenses included in the cost of sales line item are: raw materials consumption, including direct and indirect materials; salaries, wages and benefits; depreciation and amortization; production utilities; production-related purchasing; warehousing (including receiving and inspection); repairs and maintenance; inter-location inventory transfer costs; production and warehousing facility property insurance; rent for production facilities; and other production overhead.

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses for both 2005 and 2004, when compared to the previous years, was primarily driven by increases in compensation costs. As a percent of net sales, selling, general, and administrative expenses were comparable for 2005 and 2004.

The types of expenses included in the selling, general and administrative expenses line item are: salaries, wages and benefits; travel; sales commissions; professional fees; and depreciation and amortization, utilities, and rent for administrative facilities.

Research, Development and Engineering Expenses

Research, development and engineering expenditures increased by $88 million in 2005. The majority of the increase in 2005 expenditures related to our growth initiatives including glass substrates for LCDs, diesel filter and substrates in response to tightening emissions control standards, as well as exploratory projects to support future growth. Expenditures on Display Technologies projects, Environmental Technologies projects, and Life Sciences projects increased when compared with 2004.

Restructuring, Impairment and Other Charges and (Credits)

Corning recorded significant net charges in 2004 which affect the comparability of our results for 2005, 2004, and 2003. A summary of the net charges and credits for all years presented is provided in the following table (in millions):

	For the years ended December 31,		
	2005	2004	2003
Impairment of goodwill		$1,420	
Impairment of long-lived assets other than goodwill			
Assets to be disposed of by sale or abandonment	**$ 6**	302	$ 41
Assets to be held and used		24	
Reversal of currency translation adjustment	**(84)**		
Accelerated depreciation		37	12
Loss on sale of businesses		12	13
Impairment of available-for-sale securities	**25**		4
Restructuring charges and (credits)	**15**	(6)	41
Total restructuring, impairment other charges and (credits)	**$(38)**	$1,789	$111

Impairment of Goodwill

2004 Impairment Charge

Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," (SFAS 142) goodwill is required to be tested for impairment annually at the reporting unit level. In addition, goodwill should be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its related carrying value. In the third quarter of 2004, we identified certain factors that caused us to lower our estimates and projections for the long-term revenue growth of the Telecommunications segment, which indicated that the fair value of the Telecommunications segment reporting unit was less than its carrying value. We performed an interim impairment test of the Telecommunications segment goodwill in the third quarter of 2004 and, as a result, recorded an impairment charge of $1,420 million to reduce the carrying value of goodwill to its implied fair value at September 30, 2004 of $117 million.

Impairment of Long-Lived Assets Other Than Goodwill

Given our restructuring actions and the market conditions facing certain of our businesses, at various times throughout 2003 to 2005, we performed evaluations of the recoverability of our held for use long-lived assets other than goodwill. When an impairment evaluation was required, we developed expected future cash flows against which to compare the carrying value of the asset group being evaluated. If our projections indicated that our long lived assets were not recoverable through future cash flows, we were then required to estimate the fair value of the long-lived assets, which were limited to property, plant and equipment, using the expected cash flow approach as a measure of fair value.

2005 Impairment Charge

Assets to be disposed of by sale or abandonment

In 2005, we recorded $6 million of charges related to adjustments to prior year restructuring reserves for our Telecommunications segment.

2004 Impairment Charge

Assets to be disposed of by sale or abandonment

These charges comprise the following:

- *Telecommunications segment*: In 2004, we recorded a net charge of $344 million to impair plant and equipment related to certain facilities to be disposed of or shutdown. Approximately $332 million of this net charge was comprised of the partially completed sections of our Concord, N.C. optical fiber facility. As a result of our lowered outlook, we have permanently abandoned this construction in progress as we no longer believe the demand for optical fiber will warrant the investment necessary to complete this facility. We have mothballed and will continue to depreciate the separate previously-operated portion of the Concord fiber facility.
- *Other businesses*: We recorded net credits of $42 million, primarily for gains on the sale of assets CAV sold to a third party in China. This represented proceeds in excess of assumed salvage values for assets previously impaired. This represented the substantial completion of the sale of CAV's assets.

Assets to be held and used

Due to our decision to permanently abandon certain assets and lower our long-term outlook for the Telecommunications segment in 2004, we determined that an event of impairment had occurred in our Telecommunications segment which required us to test the segment's long-lived assets other than goodwill for impairment. As a result of this impairment evaluation, we recorded a $24 million impairment charge in the third quarter of 2004 to write-down certain assets to fair value.

2003 Impairment Charge

Assets to be disposed of by sale or abandonment

These charges comprise the following:

- *Telecommunications segment*: We recorded charges of $24 million to impair plant and equipment related to the shutdown of a cabling plant and the final exit of the photonic technologies business. The charges were more than offset by a $61 million credit related to previous restructuring plans, primarily the result of our decision not to exit two of the cable sites previously marked for shutdown in 2002.
- *Other businesses*: We recorded charges of $78 million, primarily related to our decision to shutdown CAV, and the closure of our North Brookfield semiconductor materials plant.

Other Credits

2005 Reversal of Currency Translation Adjustment

In 2003, Corning sold its photonic business operations to Avanex. The photonics business was the sole operation of Corning O.T.I. S.r.l. (OTI), a wholly-owned Italian subsidiary of Corning, whose results were included in Corning's Telecommunications segment. Subsequent to the sale of the operating assets of OTI to Avanex, Corning began liquidating OTI. In October 2005, the assets of OTI were determined to be substantially liquidated. As a result of the substantial liquidation, OTI's cumulative translation account was reversed, resulting in a gain of $84 million in the fourth quarter.

Accelerated Depreciation

2004 Accelerated Depreciation

We recorded $37 million of accelerated depreciation relating to the final shutdown of our semiconductor materials manufacturing facility in Charleston, South Carolina, which we announced in the fourth quarter of 2003.

2003 Accelerated Depreciation

We recorded $12 million of accelerated depreciation as a result of our decision to shutdown our semiconductor materials manufacturing facility in Charleston, South Carolina by March 31, 2004.

Loss on Sale of Businesses

2004 Loss on Sale of Business

On September 1, 2004 we completed the sale of our frequency controls business, which was part of the Telecommunications segment, for net cash proceeds of $80 million. We recorded a loss on the sale of $14 million, which included an allocation of $30 million of the Telecommunications segment goodwill. The frequency controls business had 2003 annual sales of $76 million.

2003 Loss on Sale of Business

In the third quarter of 2003, we recorded a $13 million loss on the sale of a significant portion of our photonic technologies business, which was part of our Telecommunications segment.

Impairment of Available for Sale Securities

2005 Impairment Charge

In 2005, we recorded impairment charges of $25 million for an other than temporary decline in the fair value of our investment in Avanex Corporation (Avanex) below its adjusted cost basis. Our investment in Avanex was accounted for as an available-for-sale security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In the fourth quarter of 2005, we completed the sale of our shares of Avanex.

2003 Impairment Charge

In 2003, we recorded a $5 million charge for other than temporary declines in certain cost investments in the Telecommunications segment, subsequently sold these investments for $4 million in cash, and reported the resulting $1 million gain as a credit to restructuring actions.

Restructuring Actions

2005 Restructuring Actions

Corning recorded net restructuring charges of $15 million in 2005 which included the following:
- A charge of $30 million comprising severance costs for a restructuring plan in the Telecommunications segment to continue to reduce costs in this segment.
- Net credits to prior year restructuring plans totaling $15 million primarily for revisions to plans related to the shutdown of CAV and to our specialty materials business.

2004 Restructuring Actions

There were no significant restructuring actions taken during 2004, nor were there any significant revisions to estimates used in prior year restructuring plans.

2003 Restructuring Actions

Corning recorded net restructuring charges of $41 million in 2003. Major actions approved and initiated in 2003 included the following:

- The shutdown of CAV.
- The exit of our photonics products within the Telecommunications segment.
- Credits to prior year restructuring plans, primarily the result of our decision not to exit two small cabling sites previously identified for shutdown in 2002.
- The shutdown of two of our specialty materials manufacturing facilities in North Brookfield and Charleston, South Carolina.

Legal Settlement—Asbestos

On March 28, 2003, we announced that we had reached agreement with the representatives of current and future asbestos claimants on a settlement arrangement that was thereafter incorporated into the Pittsburgh Corning Corporation (PCC) plan of reorganization (the PCC Plan). This settlement remains subject to a number of contingencies, including approval by the Bankruptcy Court. If the PCC Plan is approved and becomes effective, our settlement will require the contribution of our equity interest in PCC, our one-half equity interest in Pittsburgh Corning Europe N.V. (PCE), and 25 million shares of our common stock. The common stock will be marked-to-market each quarter until the PCC Plan is approved, thus resulting in adjustments to income and the settlement liability as appropriate. Corning will also make cash payments of $152 million (net present value as of December 31, 2005) in six installments beginning one year after the plan is effective. In addition, we will assign insurance policy proceeds from our primary insurance and a portion of our excess insurance as part of the settlement. Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the PCC Plan were held in the Bankruptcy Court in May 2004. The parties filed post-hearing briefs and made oral arguments to the Bankruptcy Court in November 2004. The Bankruptcy Court allowed an additional round of briefing to address current case law developments and heard additional oral arguments on March 16, 2005. In mid-April 2005, the proponents of the PCC Plan requested that the court rule on the pending objections. If the Bankruptcy Court does not approve the PCC Plan in its current form, changes to the Plan are probable as it is likely that the Court will allow the proponents time to propose amendments. The outcome of these proceedings is uncertain, and confirmation of the current Plan or any amended Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the 25 million shares of Corning stock, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

The following summarizes the charges we have recorded for the asbestos settlement (in millions):

	For the years ended December 31,		
	2005	2004	2003
Initial settlement charge			$298
Mark-to-market common stock	**$197**	$33	115
Asbestos settlement	**$197**	$33	$413

See Legal Proceedings for a history of this matter.

Income (Loss) From Continuing Operations Before Income Taxes

In addition to the drivers identified under Gross Margin, Restructuring, Impairment and Other Charges and (Credits) and Asbestos Settlement, we also retired a significant amount of our outstanding debentures during 2005, 2004 and 2003 that resulted in the following (losses) gains for the respective periods (in millions):

	2005	2004	2003
(Loss) gain on retirement of debt	**(16)**	(36)	19

Movements in currency exchange rates did not have a significant impact on income (loss) from continuing operations for the years presented.

Provision (Benefit) for Income Taxes

Our provision (benefit) for income taxes and the related effective income tax (benefit) rates were as follows (in millions):

	For the years ended December 31,		
	2005	2004	2003
Provision (benefit) for income taxes	**$ 578**	$1,031	$ (254)
Effective income tax (benefit) rate	**101.0%**	65.2%	(33.4)%

The effective income tax (benefit) rate for 2005 differed from the U.S. statutory rate of 35% primarily due to an increase in income tax expense of $525 million resulting from an increase in Corning's valuation allowance. The increase in the valuation allowance was the result of our conclusion that the sale of an appreciated asset was no longer prudent and, as such, no longer meets the criteria in SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109) for a viable tax planning strategy. The difference between the effective income tax (benefit) rate for 2004 and the U.S. statutory rate of 35% was primarily due to increases in the valuation allowance against certain domestic (U.S. federal, state and local) and foreign deferred tax assets, and the write-off of nondeductible goodwill.

For 2005, the tax provision reflected the following items:

- The impact of our inability to record tax benefits on net operating losses generated in the U.S. and certain foreign jurisdictions;
- An increase in our valuation allowance of $525 million;
- The benefit of a worthless stock deduction (and a corresponding increase in our valuation allowance) for the loss on our investment in the photonic technologies business associated with the Pirelli acquisition which was completed in December 2000 and was substantially impaired in the second quarter of 2001;
- The benefit of tax holidays and investment credits in Taiwan and tax holidays in China and South Africa;
- The benefit from the reversal of tax contingency liabilities following the conclusion of Internal Revenue Service (IRS) examinations; and
- An $82 million credit primarily for the tax effect of eliminating our minimum pension liability for the domestic qualified plan.

In 2004, significant events occurred which required us to increase our valuation allowances against certain U.S. and German deferred tax assets. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)) for additional information on these events and the related charges. Accordingly, we increased our valuation allowance by $1.2 billion in the third quarter of 2004 to reduce our net deferred tax assets to approximately $530 million. At that time, we believed that it was more likely than not that we could realize the remaining net deferred tax assets through a tax planning strategy involving the sale of our investment in Dow Corning Corporation (DCC), a non-strategic appreciated asset, if we were faced with expiring net operating loss carryforwards.

During 2005, DCC's performance was much stronger than expected and DCC resumed paying a dividend; both of which are expected to continue in the future. Due to this improved performance, DCC now provides strong financial, geographic and market balance to Corning's portfolio of businesses, the profitability of which has become more concentrated due to the success of the display operating segment. As a result, we now consider DCC to be a strategic investment and can no longer assert that a potential tax planning strategy involving the sale of DCC would be prudent, as required by FAS 109. Therefore, we no longer believe that it is more likely than not that we would realize the remaining net deferred tax assets. Accordingly, we have increased our valuation allowance by $525 million to fully reserve our net U.S. deferred tax assets in the fourth quarter of 2005.

We expect to maintain a valuation allowance on future tax benefits until an appropriate level of profitability, primarily in the U.S. and Germany, is sustained or we are able to develop tax planning strategies that enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable. Until then, our tax provision will include only the net tax expense attributable to certain foreign operations. Refer to Note 6 (Income Taxes) to the consolidated financial statements for additional information.

During the third quarter of 2005, Corning filed its 2004 consolidated U.S. Federal income tax return, which included a $3.9 billion worthless stock deduction for the loss on our investment in the photonic technologies business associated with the Pirelli acquisition. This acquisition was completed in December 2000 and was substantially impaired in the second quarter of 2001. Prior to the third quarter of 2005, we did not record a deferred tax asset for this item as the ultimate realization of such deduction was uncertain, and consistent with the requirements of SFAS No. 5, "Accounting for Contingencies," recognition of an asset prior to the time management determines the realization of the asset is probable is prohibited. On September 2, 2005, Corning and the Commissioner of the IRS entered into a closing agreement under section 7121 of the Internal Revenue Code of 1986 which provides that Corning is entitled to this worthless stock deduction. We recorded a $1.5 billion deferred tax asset for this item in the third quarter, which was concurrently offset by a valuation allowance of an equal amount due to our current inability to record tax benefits for U.S. net operating losses.

Certain foreign subsidiaries in China, South Africa, Korea and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out in future years (2006 to 2009) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 8.6%, 1.2%, and 0.5% for 2005, 2004, and 2003, respectively.

Equity in Earnings of Associated Companies, Net of Impairments

The following provides a summary of equity earnings of associated companies, net of impairments (in millions):

	2005	2004	2003
Samsung Corning Precision	**$ 408**	$277	$144
Dow Corning	**253**	116	82
Samsung Corning	**(112)**	32	(39)
All other	**49**	18	22
Total equity earnings	**$ 598**	$443	$209

The 2005 and 2004 increases in equity earnings of associated companies, net of impairments, are primarily due to strong sales and earnings performance at Samsung Precision, our 50% owned South Korea-based manufacturer of LCD glass, and at Dow Corning, our 50% owned U.S. based manufacturer of silicone products.

In addition to the above, equity in earnings of associated companies, net of impairments, included the following restructuring and impairment charges and other credits:

- In 2005, Samsung Corning incurred impairment and other charges as a result of a decline in the projected operating results for its cathode ray tube (CRT) glass business. The charge, which included certain manufacturing assets and severance and exit costs, reduced Corning's equity earnings by $106 million in the third quarter. As Samsung Corning executes its restructuring plan over the next several quarters, additional severance and shutdown costs may be required. We expect our share of these charges to approximate $30 million. None of the charges is expected to result in cash expenditures by Corning.
- In 2005, Dow Corning recorded a gain on the issuance of subsidiary stock. Our equity earnings included $11 million related to this gain.
- In 2004 and 2003, Corning incurred charges of $35 million and $7 million, respectively, to impair equity method investments in the Telecommunications segment to their estimated fair value.
- In 2004, Dow Corning recorded charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy. Our equity earnings included $21 million related to these charges.
- In 2003, Samsung Corning Co., Ltd. recorded asset impairment charges. Our equity earnings included $66 million related to these charges.

Income (Loss) From Continuing Operations

As a result of the above, the income (loss) from continuing operations and per share data was as follows (in millions, except per share amounts):

	For the years ended December 31,		
	2005	2004	2003
Income (loss) from continuing operations	**$ 585**	$(2,185)	$ (223)
Basic earnings (loss) per common share from continuing operations	**$ 0.40**	$ (1.57)	$ (0.18)
Diluted earnings (loss) per common share from continuing operations	**$ 0.38**	$ (1.57)	$ (0.18)
Shares used in computing basic per share amounts	**1,464**	1,386	1,274
Shares used in computing diluted per share amounts	**1,535**	1,386	1,274

RESULTS OF DISCONTINUED OPERATIONS

In the third quarter of 2004, Corning and 3M reached a final settlement agreement for funds held in escrow associated with the 2002 sale of Corning's precision lens business to 3M. As a result, we recognized a $20 million gain upon receipt of the proceeds in 2004.

OPERATING SEGMENTS

Our reportable operating segments include Display Technologies, Telecommunications, Environmental Technologies, and Life Sciences. The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods. The following provides a brief description of the products and markets served by each reportable segment:

- Display Technologies – manufactures liquid crystal display glass for flat panel displays;
- Telecommunications – manufactures optical fiber and cable, and hardware and equipment components for the worldwide telecommunications industry;
- Environmental Technologies – manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences – manufactures glass and plastic consumables for scientific applications.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These expenses include interest, taxes and corporate functions. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements.

On January 1, 2006, Corning changed its measurement of segment profit or loss as follows:

- We removed the net impact of financing costs, such as interest expense on debt instruments and interest costs associated with benefit plans, from reportable segments and included these amounts in Corporate unallocated expense.
- We changed the allocation method for taxes to more closely reflect the company's current tax position.
- We removed the impact of non-cash stock compensation expense from reportable segments and included this amount in Corporate unallocated expense.
- We removed the allocation of exploratory research, development and engineering expense from reportable segments and included these amounts in Corporate unallocated expense.
- We changed certain other allocation methods for corporate functions.

The following discussion reflects segment information as reported for 2005 and has not been restated to reflect the changes to segment performance measurement made effective January 1, 2006. Refer to Note 19 (Subsequent Events) for additional information on the change in segment profit or loss measurement.

Display Technologies

The following table provides net sales and other data for the Display Technologies segment (dollars in millions):

	2005	2004	2003	% Change 05 vs. 04	% Change 04 vs. 03
Net sales	**$1,742**	$1,113	$595	57	87
Income before equity earnings	**$ 679**	$ 258	$ 91	163	184
Equity earnings of associated companies	**$ 416**	$ 288	$144	44	100
Net income	**$1,095**	$ 546	$235	101	132

2005 vs. 2004

The 2005 sales increase reflects the continued overall growth of the LCD glass substrate market. During 2005, glass substrate volumes (measured in square feet of glass sold) increased approximately 64% compared with the same period in 2004. Weighted average selling prices decreased 2% compared to 2004. Included in this weighted average were selling price declines that were offset by increases in the market demand for large-size glass substrates (generation 5 and above), which carry a higher selling price per square foot. For 2005, large-size glass substrates accounted for 69% of total sales volumes, compared to 46% in 2004. Although sales of the Display Technologies segment are denominated in Japanese yen, movements in the U.S. dollar – Japanese yen exchange rate did not have a significant impact on the comparability of sales.

For 2005, the key drivers for the increase in income before equity earnings were higher volumes, ongoing improvements in manufacturing efficiencies, and a lower effective tax rate. Movements in currency exchange rates did not have a significant impact on income before equity earnings. The increase in our equity earnings from Samsung Corning Precision was largely driven by higher volumes and ongoing improvements in manufacturing efficiencies.

The Display Technologies segment has a concentrated customer base comprised of LCD panel and color filter makers primarily located in Japan and Taiwan. For the year ended December 31, 2005, AU Optronics Corporation, Chi Mei Optoelectronics Corporation, Dai Nippon Printing Co., Ltd., Sharp Corporation, and Hannstar Display Corporation, each of which accounted for more than 10% of segment net sales, accounted for 75% of total segment sales. In addition, Samsung Corning Precision's sales are concentrated across a small number of its customers. In 2005, sales to three LCD panel makers located in Korea, Samsung Electronics Co., Ltd., LG Phillips LCD Co., and Dong Woo STI, accounted for 98% of total Samsung Corning Precision sales.

In 2005 and 2004, Corning and several customers entered into long-term purchase and supply agreements in which the Display Technologies segment will supply large-size glass substrates to the customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased. In 2005 and 2004, we received a total of $457 million and $204 million, respectively, of deposits against orders.

In the event the customers do not make all customer deposit installment payments or elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of the customer deposits. Refer to Note 1 (Summary of Significant Accounting Policies) and Note 10 (Other Accrued Liabilities) to the consolidated financial statements for further information.

In the ordinary course of business, Corning will continue to negotiate multi-year supply agreements with its large customers where feasible but we believe it is unlikely that we will negotiate agreements which require additional deposits.

Corning is investing heavily to expand capacity to meet increasing demand for LCD glass substrates. In 2005, capital spending was $1.25 billion and is expected to be $900 million to $1.1 billion in 2006. Capital spending in 2006 will be used mainly to expand manufacturing facilities in Tainan, Taiwan, Taichung, Taiwan, and Shizuoka, Japan.

2004 vs. 2003

The 2004 sales increase is largely reflective of the overall LCD-market growth. During 2004, glass substrate volumes increased approximately 65%. Sales also benefited from modest average price increases, primarily the result of a change in product mix as the market trended toward large size glass. Sales benefited by approximately 10% from a weakening of the U.S. dollar against the Japanese yen compared to 2003.

For 2004, the key drivers for the increase in income before equity earnings were the impact of incremental volumes and efficiencies realized through the shift in production toward large size glass substrates. The increase in equity earnings were driven by the same factors as those identified for our wholly-owned business.

Outlook:

We expect to see a continuation of the overall industry growth and the trend toward large size substrates. We continue to see positive trends in the penetration rates of LCD glass into the end-markets (notebook computers, monitors and televisions), and increasing demand for the large size substrates. However, we expect the growth of LCD glass to be more heavily influenced by the penetration of LCD in the television end market. We anticipate the volume growth in the LCD market to be over 40% in 2006. We expect the market volume for large size glass substrates (Generation 5.5 and higher) to grow more than 150% in 2006. As a result of the expected growth in large size substrates, we believe our total glass volume will grow faster than the overall LCD market in 2006. This market growth is expected to occur at varying rates in the principal LCD markets of Japan, Taiwan and Korea. Sales of our wholly-owned business are primarily to panel manufacturers in Japan and Taiwan with customers in Korea being serviced by Samsung Corning Precision. The actual growth rates in these markets will impact our sales and earnings performance.

For 2006, we anticipate price declines that are more significant than experienced in previous years as competitors bring on additional capacity. In the third quarter of 2005, we began production at our new Taichung, Taiwan manufacturing facility. The ramp-up of production and our ability to efficiently start up operations may impact profitability the first half of 2006. In addition, we are beginning to see increased amounts of larger-sized glass in the marketplace from competitors. There can be no assurance that the end-market rates of growth will continue at the high rates experienced in recent quarters or that we will be able to pace our capacity expansions to actual demand. Although we believe we can continue to reduce our manufacturing costs, there can be no assurance that the rate of cost declines will offset price declines in any given period. While the industry has grown rapidly, consumer preferences for panels of differing sizes, or price or other factors, may lead to pauses in market growth, and it is possible that glass manufacturing capacity may exceed demand from time to time. In addition, changes in foreign exchange rates, principally the Japanese yen, will continue to impact the sales and profitability of this segment.

Telecommunications

The following table provides net sales and other data for the Telecommunications segment (dollars in millions):

	2005	2004	2003	% Change 05 vs. 04	% Change 04 vs. 03
Net sales:					
Optical fiber and cable	**$ 834**	$ 755	$ 760	10	(1)
Hardware and equipment	**789**	784	612	1	28
Photonic technologies			54	--	--
Total net sales	**$1,623**	$ 1,539	$1,426	5	8
Net income (loss)	**$ 36**	$(1,893)	$ (169)	(102)	(1,020)

2005 vs. 2004

Results for the Telecommunications segment reflected a solid performance in 2005. The net sales increase was largely driven by sales in North America and Europe. Stronger North American volumes and sales of the hardware and equipment business were largely the result of sales to Verizon to support their fiber-to-the premises project. Excluding the impact of the frequency controls business, a hardware and equipment manufacturer sold in September 2004, net sales for the Telecommunications segment increased 10% in 2005 when compared to the previous year. Movements in exchange rates did not significantly impact sales for either 2005 or 2004.

For the Telecommunications segment, net income in 2005 and the net loss in 2004 were impacted by restructuring, impairment, and other charges and (credits). In 2005, we recorded net after-tax credits of $47 million related to these items and in 2004, we recorded after-tax charges of $1,798 million. Refer to Results of Continuing Operations for a detailed discussion of these charges.

The Telecommunications segment continues to have a concentrated customer base. For the year ended December 31, 2005, two customers of the Telecommunications segment, each of which accounted for more than 10% of segment net sales, represented 29% of total segment sales. For 2005 and 2004, Verizon accounted for 17% and 13%, respectively, of total segment net sales.

2004 vs. 2003

During 2004 fiber volumes grew at 18% while pricing declined by 9% from 2003 levels. The primary driver for the 2004 sales growth was Verizon's fiber-to-the-premises project in North America, with the largest benefit realized in our hardware and equipment products.

Offsetting this sales performance were the following items:

- During 2003 we completed the sale and exit of our photonic technologies business.
- On September 1, 2004, we sold our frequency controls business. This business had annual sales of $76 million in 2003.
- Sales in Japan were down in 2004, largely due to 2003 projects that were not repeated in 2004.

Movements in foreign currency exchange rates, primarily the Japanese yen and euro, did not have a significant impact on 2004 sales compared to 2003. In 2004, the Chinese Ministry of Commerce issued an anti-dumping preliminary determination asserting that Corning had dumped optical fiber into China during 2002 and 2003 and imposed a 16% duty on Corning's optical fiber imports which Corning later contested. Although the Ministry of Commerce, in December 2004, concluded that Corning had not dumped optical fiber into China, and removed the duty, Corning's market share in China was negatively impacted.

The increased net loss for 2004 is primarily attributable to the goodwill, fixed asset and equity method investments impairment charges recorded in the third quarter of 2004. Refer to Results of Continuing Operations for additional information on these charges.

Outlook:

For the Telecommunications segment, we expect sales in 2006 to remain even with 2005 as volume gains are offset by price declines. We expect the worldwide telecommunications industry market to remain stable particularly in North America. Sales volumes will largely be dependent on the continuation of Verizon's fiber-to-the-premises project and cable and hardware and equipment sales to private networks. Changes in the expected Verizon deployment plan, or additional reductions in their inventory levels of fiber-to-the-premises products, could also affect the sales level. Should these plans not occur at the pace anticipated our sales and earnings would be adversely affected.

Environmental Technologies

The following table provides net sales and other data for the Environmental Technologies segment (dollars in millions):

				% Change	
	2005	2004	2003	05 vs. 04	04 vs. 03
Net sales:					
Automotive	**$482**	$479	$430	1	11
Diesel	**98**	69	46	42	50
Total net sales	**$580**	$548	$476	6	15
Net (loss) income	**$ (26)**	$ 4	$ 9	(750)	(56)

2005 vs. 2004

The 2005 increase in net sales was the result of continued growth in diesel products sales in response to tightening emissions control standards around the world. Diesel products sales growth is currently driven, in part, by demand from retrofit markets, particularly in Korea. In the first half of 2005, we received letters of intent and other expressions of intent from diesel engine manufacturers to supply filters for their 2007 model year platforms. We are continuing to negotiate with several diesel engine manufacturers to develop supply agreements. Negotiations are likely to continue through the first half of 2006. For automotive products, sales in 2005 were flat when compared to prior year.

The 2005 decrease in net income compared to 2004 resulted primarily from increased operating expenses primarily to support our emerging diesel products.

Movements in exchange rates did not significantly impact net sales or net income of this segment in 2005 when compared to 2004.

The Environmental Technologies segment sells to a concentrated customer base of manufacturers of catalyzers and emission control systems, who then sell to automotive and diesel engine manufacturers. Although our sales are to the emission control systems manufacturers, the use of our substrates and filters are generally required by the specifications of the automotive and diesel engine manufacturers. For 2005, three customers of the Environmental Technologies segment, each of which accounted for more than 10% of segment net sales, accounted for 76% of total segment sales.

2004 vs. 2003

The 2004 increase in net sales was primarily the result of demand for our automotive and diesel ceramic filters and substrates. Volumes for our automotive products were up slightly from 2003 and sales benefited from a higher mix of our thin-wall and ultra thin-wall substrates, which allow engine manufacturers to meet their emissions control requirements in a more cost effective manner. Diesel products sales growth was primarily driven by demand from retrofit markets, although we experienced a softening in Asian retrofit markets in the second half of 2004. Movements in exchange rates did not have a significant impact on sales or net income for 2004 compared to 2003.

The 2004 decline in net income is primarily the result of increased development costs and plant start-up costs to support our emerging diesel products. These costs offset the gross margin benefits of increased volumes and the higher mix of premium automotive products.

Outlook:
We expect sales to increase in 2006. For automotive products, we expect to see stable demand based on anticipated worldwide auto production. Although volumes are anticipated to be stable, a slowdown in auto production, particularly in North America, could adversely impact our growth projections. Diesel product sales are expected to grow as diesel engine manufacturers ramp up production for the 2007 model years. The growth rate of diesel product sales in 2006 is very dependent on the emission standards for heavy duty engines in the United States continuing to be in place. The net loss for the segment is expected to be only slightly lower in 2006 as we continue to spend heavily on research, development and engineering for diesel products.

Life Sciences

The following table provides net sales and other data for the Life Sciences segment (dollars in millions):

				% Change	
	2005	2004	2003	05 vs. 04	04 vs. 03
Net sales	**$282**	$304	$281	(7)	8
Net (loss) income	**$ (25)**	$ 12	$ 14	(308)	(14)

2005 vs. 2004

The decrease in net sales is due largely to volume decreases as a result of a change in our distribution channel that was made in early 2005. Prior to 2005, approximately 56% of the Life Sciences segment sales were to two distributors, who in turn sold to end-users such as pharmaceutical and biotechnology companies, government entities, academic institutions and other research facilities. As a result of a change in business strategy by one of the distributors, Corning did not renew the distribution agreement. Approximately 30% of Life Sciences 2004 sales were made through this distributor. We have been successful in transitioning the majority of the sales through this distributor to our remaining primary distributor and other existing and developing channels. As anticipated, however, the change had a negative impact on sales volumes in 2005. Approximately 53% of 2005 sales continued to be made through the remaining primary distributor.

The net loss in 2005 was due to lower sales and higher operating expenses to implement the change in distribution channels and to support new product development efforts. Movement in foreign exchange rates did not have a significant impact on the comparability of this segment's net sales or net income for 2005 and 2004.

2004 vs. 2003

The 2004 increase in net sales is primarily due to volume increases across the majority of our product lines. Demand from research, development and production end-users remained steady for 2004, which represented an improvement over the industry-wide softness experienced in 2003. Movements in foreign exchange rates, primarily the Euro, did not have a significant impact on sales for 2004 compared to 2003.

The 2004 decrease in net income is largely attributable to gross margin improvements resulting from the increase in sales volume being substantially offset by new product development costs. In addition, in 2003 net income benefited from a gain recognized on the disposition of a minor product line. Movement in exchange rates did not significantly impact net income.

Outlook:

Sales for 2006 are expected to increase modestly as we continue to regain volume and due to price increases in the first quarter of 2006. We expect a lower net loss for 2006 as a result of higher sales and a reduction in operating expenses offset somewhat by a slightly higher level of research, development and engineering spending.

Unallocated and Other

The following table provides net sales and other data (dollars in millions):

				% Change	
	2005	2004	2003	05 vs. 04	04 vs. 03
Conventional video components		$ 3	$ 65	(100)	(95)
Other businesses	**$ 352**	347	247	1	40
Total net sales	**$ 352**	$ 350	$ 312	1	12
Net (loss) income	**$(495)**	$(834)	$(312)	(41)	167

Unallocated and Other includes all other operating segments that do not meet the quantitative threshold for separate reporting (e.g. Specialty Materials), certain corporate investments (e.g. Dow Corning, Samsung Corning and Steuben), discontinued operations, and unallocated expenses. Unallocated expenses include research and other expenses related to new business development; gains or losses on repurchases and retirement of debt; charges related to the asbestos litigation; restructuring and impairment charges related to the corporate research and development or staff organizations; and charges for increases in our tax valuation allowance. Unallocated and Other also represents the reconciliation between the totals for the reportable segments and our consolidated total.

Sales in this segment for 2005 were even with last year. The 2004 increase in net sales is primarily attributable to improvements in our Specialty Materials segment. The decrease in Conventional Video Components sales for 2004 is due to our 2003 decision, along with our partner, to shutdown CAV.

Refer to Restructuring, Impairment, and Other Charges and (Credits), Legal Settlement-Asbestos, and Provision (Benefit) for Income Taxes for a description of the key drivers of net income (loss) for 2005 vs. 2004 and 2004 vs. 2003.

LIQUIDITY AND CAPITAL RESOURCES

Financing Activities

During 2005, we had a number of significant financing transactions. In separate transactions, we redeemed or repurchased $958 million of debentures for a combination of $579 million cash and 37 million shares of Corning common stock, resulting in an increase to equity of $388 million. We recognized losses totaling $16 million associated with the debt redemptions. In addition, we issued $100 million of senior unsecured notes for proceeds of approximately $99 million and we completed a common stock offering of 20 million shares for net proceeds of approximately $323 million. We also contributed 10 million shares of Corning common stock to our U.S. pension plan resulting in an increase to equity of $199 million. As a result of these transactions, and our operating cash flow in excess of capital expenditures, we ended the year with cash and short-term investments in excess of debt on our balance sheet.

Refer to Note 11 (Debt) to the consolidated financial statements for further information.

In the first quarter of 2005 we entered a written agreement with a group of banks on a new revolving credit facility. The new facility provides us access to a $975 million unsecured multi-currency revolving line of credit and expires in March 2010. The facility includes two financial covenants, a leverage ratio and an interest coverage ratio, both of which we are in compliance and also includes restrictions on the declaration of dividends. Concurrent with the closing of this credit facility, we terminated our previous $2 billion revolving line of credit that was set to expire in August 2005.

Customer Deposits

Certain customers of our Display Technologies segment have entered into long-term supply agreements and agreed to make advance cash deposits to secure supply of large-size glass substrates. The deposits will be reduced through future product purchases, thus reducing operating cash flows in later periods as credits are applied for cash deposits received in earlier periods.

Customer deposits have been or will be received in the following periods (in millions):

	2004	2005	Estimated 2006 and Beyond	Total
Customer deposits received	$204	$457	$278	$939

The majority of the remaining customer deposits will be received through 2006. In 2005, we issued $29 million in credit memoranda. These credit amounts are not included in the above amounts, and were applied against customer receivables.

In 2006, we expect to issue credits approximately equal to the amount of deposits expected to be received in 2006.

Capital Spending

Capital spending totaled $1.6 billion, $857 million and $366 million in 2005, 2004 and 2003, respectively. Capital spending activity in 2005, 2004 and 2003 primarily included expansion of LCD capacity in the Display Technologies segment and new capacity for diesel products in the Environmental Technologies segment. Our 2006 capital spending program is expected to be in the range of $1.3 billion to $1.5 billion, of which $900 million to $1.1 billion will be to expand manufacturing capacity for LCD glass substrates in the Display Technologies segment. These expenditures primarily relate to previously announced expansion plans for our existing manufacturing facilities in Tainan, Taiwan, Taichung, Taiwan, and Shizuoka, Japan. Additionally, approximately $200 million will be directed toward our Environmental Technologies segment to support the emerging diesel emissions control products.

Restructuring

During 2005, 2004 and 2003, we made payments of $25 million, $85 million, and $233 million, respectively, related to employee severance and other exit costs resulting from restructuring actions. Cash payments for employee-related costs will be substantially completed by the end of 2007, while payments for exit activities will be substantially completed by the end of 2010.

Key Balance Sheet Data

At December 31, 2005, cash, cash equivalents and short-term investments totaled $2.4 billion, compared with $1.9 billion at December 31, 2004. The increase from December 31, 2004, was primarily due to operating cash flows at $1.9 billion which included $428 million of customer deposits (net of credits issued) offset by $1.6 billion of capital spending. Net financing activities generated cash of approximately $147 million.

Balance sheet and working capital measures are provided in the following table (dollars in millions):

	As of December 31,	
	2005	2004
Working capital	**$1,644**	$ 945
Working capital, excluding cash, cash equivalents, and short-term investments	**$ (790)**	$ (936)
Current ratio	**1.7:1**	1.4:1
Trade accounts receivable, net of allowances	**$ 629**	$ 585
Days sales outstanding	**49**	52
Inventories	**$ 570**	$ 535
Inventory turns	**4.7**	4.9
Days payable outstanding	**89**	67
Long-term debt	**$1,789**	$2,214
Total debt to total capital	**24%**	41%

Credit Ratings

As of February 17, 2006, our credit ratings were as follows:

RATING AGENCY Last Update	Rating Long-Term Debt	Outlook Last Update
Fitch April 27, 2005	BBB-	Stable April 27, 2005
Standard & Poor's April 27, 2005	BBB-	Stable April 27, 2005
Moody's September 20, 2005	Baa3	Stable September 20, 2005

Management Assessment of Liquidity

Our major source of funding for 2006 and beyond will be our existing balance of cash, cash equivalents and short-term investments. From time to time we may also issue debt or equity securities to raise additional cash to fund a portion of our capital expenditures related to our growth businesses. We believe we have sufficient liquidity for the next several years to fund operations, restructuring, the asbestos settlement, research and development, capital expenditures and scheduled debt repayments.

Off Balance Sheet Arrangements

Off balance sheet arrangements are transactions, agreements or other contractual arrangements with an unconsolidated entity that Corning has an obligation to that are not recorded in our consolidated financial statements.

Corning's off balance sheet arrangements include the following:

- guarantee contracts that require applying the measurement provisions of FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), and
- variable interests held in certain unconsolidated entities.

FIN 45 requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Refer to Note 13 (Commitments, Contingencies and Guarantees) to the consolidated financial statements for additional information.

Corning has variable interests in three variable interest entities from which Corning leases transportation equipment.

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by FIN 46R, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised* (FIN 46R). The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. We consolidate one variable interest entity in which we are the primary beneficiary.

Corning leases certain transportation equipment from a Trust that qualifies as a variable interest entity under FIN 46R. The sole purpose of this entity is leasing transportation equipment to Corning. Since Corning is the primary beneficiary of this entity, the financial statements of the entity are included in Corning's consolidated financial statements.

Corning leases certain transportation equipment from two additional Trusts that qualify as variable interest entities under FIN 46R. Corning is not the primary beneficiary of these entities. The sole purpose of the entities is leasing transportation equipment to Corning. Corning has been involved with these entities as lessee since the inception of the Trusts.

Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements for additional information.

Corning does not have retained interest in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to that entity.

SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair market value. SFAS No. 133, paragraph 11(a) states that contracts that are indexed to an entity's own stock and classified in the shareholders' equity section of the consolidated financial statements are not considered derivative instruments and are therefore excluded from the balance sheet. Although Corning has contracts that are indexed to our own stock, these contracts are not classified within the shareholders' equity section of the consolidated financial statements and therefore are considered derivative instruments and are accounted for as such.

Contractual Obligations

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 112	$ 36	$ 2	$ 1		$ 73
Credit facilities for equity companies	165				$ 15	150
Stand-by letters of credit(1)	47	47				
Loan guarantees	15					15
Subtotal of commitment expirations per period	$ 339	$ 83	$ 2	$ 1	$ 15	$ 238
Purchase obligations	219	180	33	2	2	2
Capital expenditure obligations(2)	328	328				
Total debt(3)	1,792	18	22	21	169	1,562
Minimum rental commitments	228	39	51	41	19	78
Interest on long-term debt(4)	1,185	110	109	109	104	753
Subtotal of contractual obligation payments due by period	$3,752	$675	$215	$173	$294	$2,395
Total commitments and contingencies	**$4,091**	**$758**	**$217**	**$174**	**$309**	**$2,633**

(1) At December 31, 2005, $34 million of the $47 million was included in other accrued liabilities on our consolidated balance sheets.

(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.

(3) At December 31, 2005, $1,807 million was included on our balance sheet. Amounts above are stated at their maturity value.

(4) The estimate of interest payments assumes interest is paid through the date of maturity/expiration of the related debt, based upon stated rates in the respective debt instruments.

We have provided financial guarantees and contingent liabilities in the form of stand-by letters of credit and performance bonds, some of which do not have fixed or scheduled expiration dates. We have agreed to provide a credit facility related to Dow Corning as noted above and discussed in Note 7 (Investments) and Note 13 (Commitments, Contingencies, and Guarantees) to the consolidated financial statements. The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. We believe the significant majority of these guarantees and contingent liabilities will expire without being funded.

Pensions

We have a number of defined benefit pension plans covering certain domestic and international employees. Our largest single pension plan is Corning's U.S. qualified plan. At December 31, 2005, this plan accounted for 81% of our consolidated defined benefit pension plans' projected benefit obligation and 91% of the related plans' assets. In 2004, although global equities had positive returns, interest rates continued to decline. As a result, at December 31, 2004, the accumulated benefit obligation (ABO) for our domestic qualified and non-qualified plans and several international plans exceeded the fair value of related plan assets, requiring Corning to record an additional minimum pension liability in accordance with SFAS No. 87, "Employers' Accounting for Pensions." However, in 2005, due primarily to contributions of Corning stock to the domestic qualified pension plan, the fair value of this plan's assets at December 31, 2005 exceeded the ABO and, accordingly, Corning eliminated this plan's minimum pension liability.

Refer to Note 12 (Employee Retirement Plans) to the consolidated financial statements for additional information.

Balances of these non-cash adjustments follow (in millions):

	December 31,	
	2005	2004
Additional minimum pension liability	**$55**	$417
Intangible assets	**3**	42
Other accumulated comprehensive loss, pre-tax	**52**	375
Other accumulated comprehensive loss, after-tax	**40**	273

We have traditionally contributed to the U.S. qualified pension plan on an annual basis in excess of the IRS minimum requirements, and as a result, mandatory contributions are not expected to be required for this plan until at least 2008. For 2005, we issued and contributed 10 million shares of Corning common stock with a value of approximately $199 million to our domestic pension plan. In 2004, we contributed $40 million to our U.S. pension plan. We anticipate making voluntary contributions of approximately $35 million in cash to our domestic and international pension plans in 2006.

ENVIRONMENT

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 11 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. We have accrued approximately $13 million (undiscounted) for the estimated liability for environmental cleanup and related litigation at December 31, 2005. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect amounts reported therein. The estimates, including future projections of performance and relevant discount rates, that required us to make difficult, subjective or complex judgments follow.

Impairment of goodwill

SFAS 142 requires us to make certain difficult, subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our reporting units, which are the same as our segments.

We measure fair value on the basis of discounted expected future cash flows. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

Telecommunications

Results for the Telecommunications segment in 2005 were moderate as pricing in the telecommunications industry continues to decline. We expect the worldwide telecommunications industry market to remain stable particularly in North America, and fiber volumes to increase modestly and pricing pressures to continue.

For our 2005 impairment test, we used a discount rate of 13% in our calculation of fair value of the expected future cash flows. The results of our 2005 tests indicated that goodwill was not impaired. The results would not have changed had we used a discount rate of 12.5% or 13.5%. In 2004, an impairment charge of $1,420 million was recorded. We used a 12.5% discount rate for our 2004 annual impairment test. Had we used a discount rate of 12%, the impairment charge would have been approximately $90 million lower. Had we used a discount rate of 13%, the impairment charge would have been approximately $80 million higher. Terminal value of the business assumes a growth in perpetuity of 3%. Business cash flows are also used to value intangible and tangible assets which determine the implied value of reporting unit goodwill. The discount rate applied to these cash flows represents a telecommunications weighted average cost of capital based upon current debt and equity activity of 12 public companies representing a cross section of worldwide competitors of the reporting unit. Growth in the Telecommunications segment is dependent upon Corning's success in delivering results in fiber-to-the-premises applications. Increased fiber price pressure or lack of fiber-to-the-premises penetration may precipitate additional goodwill charges in the future.

Specialty Materials

Our discounted cash flow test for this reporting unit assumes a growth in perpetuity of 3%. The discount rate applied to the forecasted cash flows represents weighed average cost of capital based upon current debt and equity activity of seven public companies representing a cross section of worldwide competitors of the reporting unit. For the 2005 and 2004 impairment tests we used a risk adjusted discount rate of 13% and 12% in our calculation of the fair value of the expected future cash flows, respectively. The results of our 2005 and 2004 tests indicated that goodwill was not impaired. The results would not have changed had we used a discount rate of 12.5% or 13.5% for 2005 and 11.5% or 12.5% for 2004.

Impairment of assets held for use

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires us to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. We must exercise judgment in assessing whether an event of impairment has occurred. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets is grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We must exercise judgment in assessing the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. In certain circumstances, we concluded that locations or businesses which share production along the supply chain must be combined in order to appropriately identify cash flows that are largely independent of the cash flows of other assets and liabilities.

Once it has been judged that an impairment has occurred, an impairment assessment requires exercise of judgment in assessing the future use of and projected value to be derived from the impaired assets to be held and used. This may require judgment in estimating future cash flows and relevant discount rates and terminal values in estimating the current fair value of the impaired assets to be held and used.

In 2004, based on our decision to permanently abandon certain assets and lower our outlook for the Telecommunications segment, we determined an event of impairment had occurred in our Telecommunications segment. We performed an impairment test on the segment's long-lived assets, and recorded a $24 million charge to write-down certain assets to their fair value.

In 2003, we concluded events of impairment had occurred in our semiconductor materials product line, which is part of the specialty materials segment, and performed an impairment test. The results of our test indicated that our long-lived assets held for use were not impaired.

Restructuring charges and impairments resulting from restructuring actions

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires us to assess whether and when a restructuring event has occurred and in which periods charges related to such events should be recognized. We must estimate costs of plans to restructure including, for example, employee termination costs. Restructuring charges require us to exercise judgment about the expected future of our businesses, of portions thereof, their profitability, cash flows and in certain instances eventual outcome. The judgment involved can be difficult, subjective and complex in a number of areas including assumptions and estimates used in estimating the future profitability and cash flows of our businesses.

Restructuring events often give rise to decisions to dispose of or abandon certain assets or asset groups which, as a result, require impairment in accordance with SFAS 144. SFAS 144 requires us to carry assets to be sold or abandoned at the lower of cost or fair value. We must exercise judgment in assessing the fair value of the assets to be sold or abandoned.

During 2004 and 2003, we recorded write-downs of property, plant and equipment as a result of decisions to exit facilities, primarily in the Telecommunications segment. Assets impaired were primarily equipment, construction in progress and buildings, which were sold or abandoned. We used information available from recent auctions of telecommunications equipment to estimate salvage value when measuring impairment. The estimated salvage values were very low, primarily due to the depressed market for telecommunications related equipment. The salvage values of property impaired were also estimated to be minimal as certain facilities will be abandoned and not sold. It is possible that actual results will differ from assumptions and require adjustments to reserves.

Valuation allowances for deferred income taxes

SFAS 109, "Accounting for Income Taxes" requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process, especially since we are in a net gross deferred tax asset position, in part due to prior year net operating losses, is the requirement for us to estimate future book taxable income and possible tax planning strategies. These estimates require us to exercise judgment about our future results and the prudence and feasibility of possible tax planning strategies. As more fully discussed in Note 6 (Income Taxes), Corning determined that a tax planning strategy considered previously to be prudent was no longer prudent. As such, a $525 million adjustment was recorded in 2005 to increase the valuation allowance to fully reserve our U.S. deferred tax assets.

If we sustain an appropriate level of profitability, primarily in the U.S. and Germany, or if we are able to develop tax planning strategies, adjustments to these allowances will be required and may affect future net income.

Probability of litigation outcomes

SFAS No. 5, "Accounting for Contingencies," (SFAS 5) requires us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of litigation matters, we consider the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law. See Legal Proceedings for a detailed discussion of the key litigation matters we face. The most significant matter involving judgment is the PCC asbestos liability. There are a number of factors bearing upon our potential liability, including the inherent complexity of a Chapter 11 filing, our history of success in defending ourselves against asbestos claims, our assessment of the strength of our corporate veil defenses, our continuing dialogue with our insurance carriers and the claimants' representatives, and other factors. We have reached a tentative settlement on PCC as disclosed in Legal Proceedings and Note 7 (Investments) to the Consolidated Financial Statements. The settlement is subject to a number of contingencies, including approval by the bankruptcy court and resolution of any appeals.

Other possible liabilities

SFAS 5 and other similarly focused accounting literature requires us to make judgments about future events that are inherently uncertain. In making determinations of likely outcomes of certain matters, including certain tax planning matters and environmental matters, these judgments require us to consider events and actions that are outside our control in determining whether probable or possible liabilities require accrual or disclosure.

Pension and other postretirement employee benefits (OPEB)

Pension and OPEB costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's pension and other postretirement obligations and future expense.

As of December 31, 2005, the Projected Benefit Obligation (PBO) for U.S. pension plans was $2,202 million and the minimum pension liability charges to equity with respect to U.S. pension plans was $22 million, net of tax.

The following information illustrates the sensitivity to a change in certain assumptions for U.S. pension plans:

Change in Assumption	Effect on 2006 Pre-Tax Pension Expense	Effect on December 31, 2005 PBO
25 basis point decrease in discount rate	+$4.0 million	+$63 million
25 basis point increase in discount rate	–$(4.0) million	–$62 million
25 basis point decrease in expected return on assets	+$4.8 million	
25 basis point increase in expected return on assets	–$(4.8) million	

The above sensitivities reflect the impact of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

These changes in assumptions would have no effect on Corning's funding requirements. In addition, at December 31, 2005, a 25 basis point decrease in the discount rate would decrease stockholders' equity by $2 million before tax; a 25 basis point increase in the discount rate would increase stockholders' equity by $2 million. With a 25 basis point decrease in the discount rate, certain pension plans would become Accumulated Benefit Obligation (ABO) underfunded resulting in a significantly larger impact on equity compared to a 25 basis point increase in the discount rate. In addition, the impact of greater than a 25 basis point decrease in discount rate would not be proportional to the first 25 basis point decrease in the discount rate.

The following table illustrates the sensitivity to a change in the discount rate assumption related to Corning's U.S. OPEB plans:

Change in Assumption	Effect on 2006 Pre-Tax OPEB Expense	Effect on December 31, 2005 APBO
25 basis point decrease in discount rate	+$1 million	+$24 million
25 basis point increase in discount rate	–$1 million	–$24 million

The above sensitivities reflect the impact of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Revenue Recognition

In certain instances, revenue recognition is based on estimates of fair value of deliverables as well as estimates of product returns, allowances, discounts and other factors. While management believes that the estimates used are appropriate, differences in actual experience or changes in estimates may affect Corning's future results.

Stock Compensation

Stock based compensation expense and disclosures are dependent on assumptions used in calculating such amounts. These assumptions include risk-free discount rates, expected term of the stock based compensation instrument granted, volatility of stock and option prices, expected time between grant date and date of exercise, attrition, performance, and other factors. These assumptions require us to exercise judgment. Our estimates of these assumptions typically are based upon our historical experience and also currently available market place data. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Corning's future stock based compensation expense and disclosures.

NEW ACCOUNTING STANDARDS

Refer to Note 1 (Summary of Significant Accounting Policies) to the consolidated financials statements.

Quantitative and Qualitative Disclosures About Market Risks

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon conversion of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposure is the Japanese yen and to a much lesser extent the Korean won, the Taiwan dollar, and the Euro. We selectively enter into foreign exchange forward and option contracts with durations generally 15 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results. We also enter into foreign exchange forward contracts when situations arise where our foreign subsidiaries or Corning enter into lending situations, generally on an intercompany basis, denominated in currencies other than their local currency. We do not hold or issue derivative financial instruments for trading purposes. In 2005, Corning began using derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges, along with foreign currency gains and losses arising from the underlying monetary assets or liabilities, are recorded in current period earnings in the other income, net component in the consolidated statement of operations.

Equity in earnings of associated companies has historically contributed a significant amount to our income from continuing operations. Equity in earnings of associated companies, net of impairments was $598 million in 2005 and $443 million in 2004 with foreign-based affiliates comprising over 43% of this amount. Equity earnings from Samsung Corning and Samsung Corning Precision totaled $296 million for 2005 and $309 million for 2004. Exchange rate fluctuations and actions taken by management of these entities can affect the earnings of these companies.

We use a sensitivity analysis to assess the market risk associated with our foreign currency exchange risk. Market risk is defined as the potential change in fair value of assets and liabilities resulting from an adverse movement in foreign currency exchange rates. At December 31, 2005, we had open forward contracts, open option contracts, and foreign denominated debt with values exposed to exchange rate movements, all of which were designated as hedges at December 31, 2005. A 10% adverse movement in quoted foreign currency exchange rates could result in a loss in fair value of these instruments of $138 million. Specific to the Japanese yen, a 10% adverse movement in quoted yen exchange rates could result in a loss in fair value of these instruments of $75 million.

As we derive approximately 70% of our net sales from outside the U.S., our sales and net income could be affected if the U.S. dollar significantly strengthens or weakens against foreign currencies, most notably the Japanese yen and Euro. Our outlooks included in Management's Discussion and Analysis assume exchange rates during 2006 remain constant at January 2006 levels. A plus or minus 10 point movement in the U.S. dollar—Japanese yen exchange rate would result in a change to 2005 net sales of approximately $200 million and net income of approximately $130 million. A plus or minus 10 point movement in the U.S. dollar—Euro exchange rate would result in a change to 2005 net sales of approximately $50 million but would have a negligible effect on net income.

Interest Rate Risk Management

It is our policy to conservatively manage our exposure to changes in interest rates. Our policy prescribes that total variable rate debt will not exceed 35% of the total debt portfolio at anytime. At December 31, 2005, our consolidated debt portfolio contained less than 1% of variable rate instruments.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and adequate internal control over financial reporting for Corning. Management is also responsible for the assessment of the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. Corning's disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Corning in the reports that it files or submits under the Exchange Act is accumulated and communicated to Corning's management, including Corning's principal executive and principal financial officers, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Corning's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Corning's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corning's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that Corning's receipts and expenditures are being made only in accordance with authorizations of Corning's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Corning's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Corning's internal control over financial reporting was effective as of December 31, 2005. Management's assessment of the effectiveness of Corning's internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 122.

Wendell P. Weeks
President and Chief Executive Officer

James B. Flaws
Vice Chairman and Chief Financial Officer

Executive Officers

James R. Houghton *Chairman of the Board*
Mr. Houghton joined Corning in 1962. He was elected a vice president of Corning and general manager of the Consumer Products Division in 1968, vice chairman in 1971, chairman of the executive committee and chief strategic officer in 1980 and chairman and chief executive officer in April 1983, retiring in April 1996. Mr. Houghton was the non-executive Chairman of the Board of Corning from June 2001 to April 2002. Mr. Houghton came out of retirement in April 2002 when he was elected Chairman and Chief Executive officer, he retired as chief executive officer effective April 28, 2005 and continues as chairman of the board of Corning. Mr. Houghton is a director of Metropolitan Life Insurance Company and Exxon Mobil Corporation. He is a trustee of the Metropolitan Museum of Art, the Pierpont Morgan Library and the Corning Museum of Glass and a member of the Harvard Corporation. Mr. Houghton has been a member of Corning's Board of Directors since 1969. Age 70.

Wendell P. Weeks *President and Chief Executive Officer*
Mr. Weeks joined Corning in 1983 and has served in various accounting, business development, and business manager positions. He was named a vice president and deputy general manager of the Opto-Electronics Components Business in 1995, vice president and general manager of Telecommunications Products in 1996, senior vice president in 1997, senior vice president of Opto-Electronics in 1998, executive vice president of Optical Communications in 1999, president of Corning Optical Technologies in 2001 and became President in 2002. Mr. Weeks was elected to his current position on April 28, 2005. Mr. Weeks is a director of Merck & Co., Inc. Mr. Weeks has been a member of Corning's Board of Directors since 2000. Age 46.

James B. Flaws *Vice Chairman and Chief Financial Officer*
Mr. Flaws joined Corning in 1973 and served in a variety of controller and business management positions. Mr. Flaws was elected assistant treasurer of Corning in 1993, vice president and controller in 1997 and vice president of finance and treasurer in May 1997, senior vice president and chief financial officer in December 1997, executive vice president and chief financial officer in 1999 and to his current position in 2002. Mr. Flaws is a director of Dow Corning Corporation. Mr. Flaws has been a member of Corning's Board of Directors since 2000. Age 57.

Peter F. Volanakis *Chief Operating Officer*
Mr. Volanakis joined Corning in 1982 and subsequently held various marketing, development and commercial positions in several divisions. He was named managing director Corning GmbH in 1992, executive vice president of CCS Holding, Inc., formerly known as Siecor Corporation, in 1995, senior vice president of Advanced Display Products in 1997, executive vice president of Display Technologies and Life Sciences in 1999 and president of Corning technologies in 2001. Mr. Volanakis was elected to his current position on April 28, 2005. Mr. Volanakis is a director of Dow Corning Corporation. Mr. Volanakis has been a member of Corning's Board of Directors since 2000. Age 50.

Kirk P. Gregg *Executive Vice President and Chief Administrative Officer*
Mr. Gregg joined Corning in 1993 as director of Executive Compensation. He was named vice president of Executive Resources and Employee Benefits in 1994, senior vice president, administration in December 1997 and to his current position in 2002. Prior to joining Corning, Mr. Gregg was with General Dynamics Corporation as corporate director, Key Management Programs, and was responsible for executive compensation and benefits, executive development and recruiting. Age 46.

Joseph A. Miller *Executive Vice President and Chief Technology Officer*
Dr. Miller joined Corning in 2001 as senior vice president and chief technology officer. He was appointed to his current position in 2002. Prior to joining Corning, Dr. Miller was with E.I. DuPont de Nemours, Inc., where he served as chief technology officer and senior vice president for research and development since 1994. He began his career with DuPont in 1966. Dr. Miller is a director of Wilson Greatbatch Technologies and Dow Corning Corporation. Age 64.

Pamela C. Schneider *Senior Vice President and Operations Chief of Staff*
Ms. Schneider joined Corning in 1986 as senior financial analyst in the Controllers Division. In 1988 she became manager of internal audit. In 1990 she was named controller and in 1991 chief financial officer of Corning Asahi Video Products Company. In January 1993, she was appointed vice president and chief financial officer and in 1995 vice president for Corning Consumer Products Company. In 1997, she was named vice president and in 1999 senior vice president, Human Resources and Diversity Officer for Corning. Ms. Schneider was appointed to her present position in April 2002. Age 51.

Katherine A. Asbeck *Senior Vice President – Finance*
Ms. Asbeck joined Corning in 1991 as director of accounting. She was appointed assistant controller in 1993, designated chief accounting officer in 1994, elected vice president and controller in 1997 and senior vice president in 2001. She was elected to her current position in October 2005. Ms. Asbeck is a director of Samsung Corning Co., Ltd. Age 49.

William D. Eggers *Senior Vice President and General Counsel*
Mr. Eggers joined Corning in 1997 as vice president and deputy general counsel. He was elected senior vice president and general counsel in February 1998. Mr. Eggers was a Partner with the Rochester firm of Nixon, Hargrave, Devans & Doyle, LLP, before joining Corning. Mr. Eggers is a director of Chemung Financial Corp. Age 61.

Mark S. Rogus *Senior Vice President and Treasurer*
Mr. Rogus joined Corning in 1996 as manager of corporate finance. He was appointed assistant treasurer in 1999, vice president and treasurer in 2000 and was elected to his current position in 2004. Prior to joining Corning, Mr. Rogus held various business development positions at Wachovia Bank. Mr. Rogus is a director of Cormetech, Inc. Age 46.

Larry Aiello Jr. *President and Chief Executive Officer – Corning Cable Systems*
Mr. Aiello joined Corning in 1973 and served in several positions in manufacturing from 1975 to 1981. He was named manager-Domestic Accounting in 1981, controller-Telecommunications Products Division in 1984, director-Control and Analysis in 1987 and assistant controller and director in 1989. He was named division vice president and director-Business Development and Planning, Opto-Electronics Group in 1990, general manager-Component Products Group in 1992, vice president and controller, Corning Incorporated in 1993, senior vice president-International and president-Corning International Corporation in 1997, senior vice president and chief of staff-Corning Optical Communications in 2000 and to his current position in 2002. Age 56.

Robert B. Brown *Executive Vice President, Environmental Technologies*
Mr. Brown joined Corning in 1972 and served in a variety of manufacturing and engineering positions. He was appointed division vice president-manufacturing and engineering, Telecommunications Products Division in 1995, vice president manufacturing and engineering, Opto-Electronics in 1999, president-Corning Lasertron in February 2000, vice president and general manager-Amplification Products in December 2000, vice president and general manager – Optical Fiber in April 2002, to senior vice president and general manager – Telecommunications in 2003, as senior vice president and general manager – Environmental Technologies in January 2005, and to his current position in August 2005. Age 55.

Robert L. Ecklin *Executive Vice President, Environmental Technologies and Strategic Growth*
Mr. Ecklin joined Corning in 1961 and served in a variety of U.S. and international manufacturing and engineering managerial positions. He was named vice president of Corning Engineering in 1982, president of Corning Engineering in 1983, vice president of Business Development in 1986, general manager of the Industrial Products Division in 1989 and senior vice president of the Industrial Products Division in 1990. He was appointed executive vice president of the Environmental Products Division in 1999, executive vice president, Optical Communications in 2001 and to his listed position in 2002 and retired effective December 31, 2005. Mr. Ecklin is a director of Pittsburgh Corning Corporation and Macdermid Incorporated. Age 67.

Donald B. McNaughton *Senior Vice President – International and Strategic Ventures*
Mr. McNaughton joined Corning in 1989 and served in a variety of managerial positions. He was named general manager, Display Technologies and president, Display Technologies Asia in 2000, vice president, Display in 2002, senior vice president, Display in 2003, and to his current position in September 2005. Mr. McNaughton is a director of Samsung Corning Co., Ltd., and Samsung Corning Precision Glass Co., Ltd. Age 46.

Lawrence D. McRae *Senior Vice President, Strategy and Corporate Development*
Mr. McRae joined Corning in 1985 and served in various financial, sales and marketing positions. He was appointed vice president-Corporate Development in 2000, senior vice president-Corporate Development in 2003 and most recently, senior vice president-Strategy and Corporate Development in October 2005. Mr. McRae is on the board of directors of Dow Corning Corporation. Age 47.

Eric S. Musser *Vice President and General Manager, Optical Fiber*
Mr. Musser joined Corning in 1986 and held various manufacturing, planning and quality positions. He assumed the role of President for Corning Lasertron in 2000, became Corning's director of Manufacturing Operations, Photonic Technologies in 2002, then division vice president, Development and Engineering in 2003, and was elected to his current position in January 2005. Age 46.

Jane D. Poulin *Division Vice President and Chief Accounting Officer*
Ms. Poulin joined Corning in September 2005. Prior to joining Corning, she was an Associate Chief Accountant in the Office of the Chief Accountant of the U.S. Securities and Exchange Commission from June 2000 to September 2005. She previously served as corporate controller at a privately held manufacturer and was an audit senior manager at Ernst & Young LLP. Age 43.

Tony Tripeny *Vice President and Corporate Controller*
Mr. Tripeny became the corporate accounting manager for Corning Cable Systems in 1985. After serving in other financial functions, he was appointed chief financial officer of Corning Cable Systems in 2000. In 2003, he became group controller for Corning's Telecommunications business, and division vice president and operations controller of Corning in 2004, and was elected to his current position in October 2005. Age 46.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Corning Incorporated:

We have completed integrated audits of Corning Incorporated's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Corning Incorporated and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 24, 2006

Consolidated Statements of Operations Corning Incorporated and Subsidiary Companies

(In millions, except per share amounts)	For the years ended December 31, 2005	2004	2003
Net sales	**$4,579**	$ 3,854	$3,090
Cost of sales	**2,595**	2,439	2,241
Gross margin	**1,984**	1,415	849
Operating expenses:			
Selling, general and administrative expenses	**756**	653	599
Research, development and engineering expenses	**443**	355	344
Amortization of purchased intangibles	**13**	38	37
Restructuring, impairment and other charges and (credits) (Note 3)	**(38)**	1,789	111
Asbestos settlement (Note 7)	**197**	33	413
Operating income (loss)	**613**	(1,453)	(655)
Interest income	**61**	25	32
Interest expense	**(116)**	(141)	(154)
(Loss) gain on repurchases and retirement of debt, net (Note 11)	**(16)**	(36)	19
Other income (expense), net	**30**	25	(1)
Income (loss) from continuing operations before income taxes	**572**	(1,580)	(759)
(Provision) benefit for income taxes (Note 6)	**(578)**	(1,031)	254
Loss before minority interests and equity earnings	**(6)**	(2,611)	(505)
Minority interests	**(7)**	(17)	73
Equity in earnings of associated companies, net of impairments (Note 7)	**598**	443	209
Income (loss) from continuing operations	**585**	(2,185)	(223)
Income from discontinued operation (Note 2)		20	
Net income (loss)	**$ 585**	$(2,165)	$ (223)
Basic earnings (loss) per common share (Note 15):			
Continuing operations	**$ 0.40**	$ (1.57)	$(0.18)
Discontinued operation		0.01	
Basic earnings (loss) per common share	**$ 0.40**	$ (1.56)	$(0.18)
Diluted earnings (loss) per common share (Note 15):			
Continuing operations	**$ 0.38**	$ (1.57)	$(0.18)
Discontinued operation		0.01	
Diluted earnings (loss) per common share	**$ 0.38**	$ (1.56)	$(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

(In millions, except share and per share amounts)	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,342**	$ 1,009
Short-term investments, at fair value	**1,092**	872
Total cash, cash equivalents and short-term investments	**2,434**	1,881
Trade accounts receivable, net of doubtful accounts and allowances – $24 and $30	**629**	585
Inventories (Note 5)	**570**	535
Deferred income taxes (Note 6)	**44**	92
Other current assets	**183**	188
Total current assets	**3,860**	3,281
Investments (Note 7)	**1,697**	1,484
Property, net of accumulated depreciation – $3,632 and $3,532 (Note 8)	**4,675**	3,941
Goodwill and other intangible assets, net (Note 9)	**338**	398
Deferred income taxes (Note 6)	**10**	440
Other assets	**595**	166
Total Assets	**$11,175**	$ 9,710
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt (Note 11)	**$ 18**	$ 478
Accounts payable	**690**	682
Other accrued liabilities (Note 10)	**1,508**	1,176
Total current liabilities	**2,216**	2,336
Long-term debt (Note 11)	**1,789**	2,214
Postretirement benefits other than pensions (Note 12)	**593**	600
Other liabilities (Note 10)	**925**	715
Total liabilities	**5,523**	5,865
Commitments and contingencies (Note 13)		
Minority interests	**43**	29
Shareholders' equity (Note 14):		
Preferred stock – Par value $100.00 per share; Shares authorized: 10 million		
Series C mandatory convertible preferred stock – Shares issued: 5.75 million; Shares outstanding: 0 and 637 thousand		64
Common stock – Par value $0.50 per share; Shares authorized: 3.8 billion Shares issued: 1,552 million and 1,424 million	**776**	712
Additional paid-in capital	**11,548**	10,363
Accumulated deficit	**(6,724)**	(7,309)
Treasury stock, at cost; Shares held: 16 million	**(168)**	(162)
Accumulated other comprehensive income	**177**	148
Total shareholders' equity	**5,609**	3,816
Total Liabilities and Shareholders' Equity	**$11,175**	$ 9,710

The accompanying notes are an integral part of these consolidated financial statements.

(In millions)	For the years ended December 31, 2005	2004	2003
Cash Flows from Operating Activities:			
Net income (loss)	**$ 585**	$(2,165)	$ (223)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**499**	485	480
Amortization of purchased intangibles	**13**	38	37
Asbestos settlement	**197**	33	413
Gain on sale of discontinued operation		(20)	
Restructuring, impairment and other (credits) and charges	**(38)**	1,789	111
Loss (gain) on repurchases and retirement of debt	**16**	36	(19)
Stock compensation charges	**29**	8	1
Undistributed earnings of associated companies	**(297)**	(303)	(97)
Deferred taxes	**425**	947	(263)
Interest expense on convertible debentures	**(23)**	4	18
Restructuring payments	**(25)**	(85)	(233)
Decrease (increase) in restricted cash	**22**	34	(3)
Income tax refund			191
Customer deposits, net	**428**	204	
Employee benefit payments less than (in excess of) expense	**34**	(19)	(142)
Changes in certain working capital items:			
Trade accounts receivable	**(77)**	(40)	
Inventories	**(62)**	(68)	108
Other current assets	**6**	(7)	49
Accounts payable and other current liabilities, net of restructuring payments	**113**	143	(219)
Other, net	**94**	(5)	(76)
Net cash provided by operating activities	**1,939**	1,009	133
Cash Flows from Investing Activities:			
Capital expenditures	**(1,553)**	(857)	(366)
Acquisitions of businesses, net of cash acquired			(6)
Net proceeds from sale of businesses		100	9
Net proceeds from sale or disposal of assets	**18**	49	46
Short-term investments – acquisitions	**(1,668)**	(1,685)	(2,122)
Short-term investments – liquidations	**1,452**	1,389	2,557
Other, net	**39**	12	9
Net cash (used in) provided by investing activities	**(1,712)**	(992)	127
Cash Flows from Financing Activities:			
Net repayments of short-term borrowings and current portion of long-term debt	**(451)**	(115)	(181)
Proceeds from issuance of long-term debt, net	**147**	442	
Retirements of long-term debt	**(102)**	(154)	(1,189)
Proceeds from issuance of common stock, net	**365**	42	657
Proceeds from the exercise of stock options	**202**	49	9
Other, net	**(14)**	1	(4)
Net cash provided by (used in) financing activities	**147**	265	(708)
Effect of exchange rate changes on cash	**(41)**	39	60
Net increase (decrease) in cash and cash equivalents	**333**	321	(388)
Cash and cash equivalents at beginning of year	**1,009**	688	1,076
Cash and cash equivalents at end of year	**$ 1,342**	$ 1,009	$ 688

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Corning Incorporated and Subsidiary Companies

(In millions)

	Series C Preferred stock	Common stock	Additional paid-in capital	Unearned compensation	Accumulated deficit	Treasury stock	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance, December 31, 2002	$155	$634	$ 9,697	$ (2)	$(4,921)	$(702)	$(170)	$ 4,691
Net loss					(223)			(223)
Foreign currency translation adjustment							239	239
Minimum pension liability adjustment							26	26
Net unrealized gain on investments (net of tax of $2 million)							1	1
Other comprehensive income							2	2
Total comprehensive income								45
Series C preferred stock conversions	(70)	18	52					
Shares issued in equity offerings		47	571					618
Shares issued to benefit plans			(37)			65		28
Shares issued in debt retirements			12			65		77
Other, net		2	22	(17)		(2)		5
Balance, December 31, 2003	$ 85	$701	$10,317	$(19)	$(5,144)	$(574)	$ 98	$ 5,464
Net loss					(2,165)			(2,165)
Foreign currency translation adjustment							174	174
Minimum pension liability adjustment							(126)	(126)
Net unrealized gain on investments							8	8
Other comprehensive loss							(6)	(6)
Total comprehensive loss								(2,115)
Series C preferred stock conversions	(21)	5	16					
Shares issued to benefit plans			5			36		41
Shares issued in debt retirements			(11)			379		368
Other, net		6	82	(27)		(3)		58
Balance, December 31, 2004	$ 64	$712	$10,409	$(46)	$(7,309)	$(162)	$ 148	$ 3,816
Net income					585			585
Foreign currency translation adjustment							(164)	(164)
Reversal of foreign currency translation adjustment							(84)	(84)
Minimum pension liability adjustment							246	246
Net loss on investments							(13)	(13)
Unrealized derivative gain on cash flow hedges							23	23
Reclassification adjustments on cash flow hedges							21	21
Total comprehensive income								614
Series C preferred stock conversions	(64)	16	48					
Shares issued in equity offerings		10	313					323
Shares issued to benefit plans		20	493	(37)		1		477
Shares issued in debt retirements		18	370					388
Other, net			(2)			(7)		(9)
Balance, December 31, 2005	**$ 0**	**$776**	**$11,631**	**$(83)**	**$(6,724)**	**$(168)**	**$ 177**	**$ 5,609**

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization

Corning Incorporated is a provider of high-performance glass for computer monitors and other information display applications; optical fiber and cable and hardware and equipment products for the telecommunications industry; ceramic substrates for gasoline and diesel engines in automotive and heavy duty vehicle markets; scientific laboratory products for the scientific community and specialized polymer products for biotechnology applications; advanced optical materials for the semiconductor industry and the scientific community; and other technologies. In these notes, the terms "Corning," "Company," "we," "us," or "our" mean Corning Incorporated and subsidiary companies.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which Corning exercises control and, when applicable, entities for which Corning has a controlling financial interest.

For variable interest entities, we assess the terms of our interest in the entity to determine if we are the primary beneficiary as prescribed by FIN 46R, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Revised* (FIN 46R). The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. We consolidate one variable interest entity in which we are the primary beneficiary.

The equity method of accounting is used for investments in associated companies which are not controlled by Corning and in which our interest is generally between 20% and 50% and we have significant influence over the entity. Our share of earnings or losses of associated companies, in which at least 20% of the voting securities is owned and we have significant influence but not control over the entity, is included in consolidated operating results.

We use the cost method to account for our investments in companies that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at cost or fair value, as appropriate.

All material intercompany accounts, transactions and profits are eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current-year presentation, including the classification of auction rate securities as available-for-sale securities, which are reported as short-term investments, instead of cash equivalents. These reclassifications had no impact on our results of operations or changes in shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include restructuring and other charges and credits, allowances for doubtful accounts receivable, estimates of fair value associated with goodwill and long-lived asset impairment tests, estimates of the fair value of assets held for disposal, environmental and legal liabilities, income taxes and deferred tax valuation allowances, and the determination of discount and other rate assumptions for pension and other postretirement employee benefit expenses. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue for sales of goods is recognized when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. If customer acceptance of products is not reasonably assured, sales are recorded only upon formal customer acceptance. Sales of goods typically do not include multiple product and/or service elements.

At the time revenue is recognized, allowances are recorded, with the related reduction to revenue, for estimated product returns, allowances and price discounts based upon historical experience and related terms of customer arrangements. Where we have offered product warranties, we also establish liabilities for estimated warranty costs based upon historical experience and specific warranty issues. Warranty liabilities are adjusted when experience indicates an expected settlement will differ from initial estimates.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs totaled $348 million in 2005, and $289 million in 2004 and 2003.

Foreign Currency Translation and Transactions

The determination of the functional currency for Corning's foreign subsidiaries is made based on the appropriate economic factors. For most foreign operations, the local currencies are generally considered to be the functional currencies. Prior to 2005, non-U.S. operations which did not use the local currency as the functional currency used the U.S. dollar. Effective January 1, 2005, our Taiwan subsidiary changed its functional currency from the new Taiwan dollar (its local currency) to the Japanese yen due to the increased significance of Japanese yen based transactions of that subsidiary. As a result of this change in functional currency, exchange rate gains and losses are recognized on transactions in currencies other than the Japanese yen and included in income for the period in which the exchange rates changed.

For foreign subsidiary functional currency financial statements, balance sheet accounts are translated at current exchange rates, and statement of operations accounts are translated at average exchange rates for the year. Translation gains and losses are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The effects of remeasuring non-functional currency assets and liabilities into the functional currency are included in current earnings.

Stock-Based Compensation

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), we apply the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" (APB 25), to our stock options and other stock-based compensation plans. These plans are more fully described in Note 17 (Stock Compensation Plans).

In accordance with APB 25, stock option compensation expense is recognized in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the amount an employee must pay to acquire the stock. The exercise price for stock options granted to employees equals or exceeds the fair market value of our common stock at the date of grant.

The following table illustrates the effect on income (loss) from continuing operations and income (loss) per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. The estimated fair value of each Corning option is calculated using the Black-Scholes option-pricing model through November 30, 2005. For options granted after that time, the fair value is estimated using a lattice-based option valuation model.

1. Summary of Significant Accounting Policies (continued)

(In millions, except per share amounts):

	Years ended December 31,		
	2005	2004	2003
Income (loss) from continuing operations – as reported	**$ 585**	$(2,185)	$ (223)
Add: Stock-based employee compensation expense determined under APB 25, included in reported income (loss) from continuing operations, net of tax	**37**	11	1
Less: Stock-based employee compensation expense determined under fair value based method, net of tax	**(68)**	(168)	(162)
Income (loss) from continuing operations – pro forma	**$ 554**	$(2,342)	$ (384)
Earnings (loss) per common share from continuing operations:			
Basic – as reported	**$0.40**	$ (1.57)	$(0.18)
Basic – pro forma	**$0.38**	$ (1.69)	$(0.30)
Diluted – as reported	**$0.38**	$ (1.57)	$(0.18)
Diluted – pro forma	**$0.36**	$ (1.69)	$(0.30)

On December 1, 2004, Corning's Compensation Committee of the Board of Directors considered and adopted a proposal that accelerated the vesting of all unvested underwater options held by active employees. Unvested underwater options were defined as options granted prior to December 1, 2004 with a grant price greater than $12.70. Approximately 7 million stock options or 5 percent of Corning's outstanding stock options were accelerated. This action was one of a series of actions taken to manage Corning's anticipated future compensation cost for all forms of equity incentives within an acceptable range once SFAS 123 (revised), "Share-Based Payment" (SFAS 123R) is adopted. Other actions included reducing the use of stock options for all employees, increasing the use of performance shares in the executive plan, and reviewing the cost considerations of the global employee share purchase program. As a result of the accelerated vesting, the 2004 "stock-based employee compensation expense determined under fair value based method, net of tax" amount above includes $13 million of incremental expense relating to these accelerated options.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with contractual maturities of three months or less, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Supplemental disclosure of cash flow information follows (in millions):

	Years ended December 31,		
	2005	2004	2003
Non-cash transactions:			
Retirement of short-term borrowings		$ 26	
Retirement of debt in exchange for stock	**$388**	$368	$ 77
Pension contribution	**$199**		
Issued credit memoranda for settlement of customer receivables	**$ 29**		
Cash paid for interest and income taxes:			
Interest	**$126**	$129	$ 124
Income taxes, net of refunds received	**$140**	$ 64	$(145)

1. Summary of Significant Accounting Policies (continued)

Short-Term Investments

Our short-term investments consist of debt securities classified as available-for-sale, which are stated at estimated fair value. These debt securities include U.S. treasury notes, state and municipal bonds, asset-backed securities, auction rate securities, corporate bonds, commercial paper and certificates of deposit. These investments are on deposit with a major financial institution. Unrealized gains and losses, net of tax, are computed on the first-in first-out basis and are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity until realized. Realized gains and losses are recorded in other income (expense), net.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined based on a variety of factors that affect the potential collectibility of the related receivables, including length of time receivables are past due, customer credit ratings, financial stability of customers, specific one-time events and past customer history. In addition, in circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a specific allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate based on the above criteria. The remainder of the reserve is based on management's estimates and takes into consideration historical trends, market conditions and the composition of the Company's customer base.

Environmental Liabilities

The Company accrues for its environmental investigation, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. For environmental matters, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, current laws and regulations and prior remediation experience. For sites with multiple potential responsible parties (PRP's), the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Where no amount within a range of estimates is more likely to occur than another, the minimum is accrued. When future liabilities are determined to be reimbursable by insurance coverage, an accrual is recorded for the potential liability and a receivable is recorded related to the insurance reimbursement. The uncertain nature inherent in such remediation and the possibility that initial estimates may not reflect the final outcome could result in additional costs.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Property, Net of Accumulated Depreciation

Land, buildings and equipment are recorded at cost. Depreciation is based on estimated useful lives of properties using the straight-line method. Except as described in Note 3 (Restructuring, Impairment and Other Charges and (Credits)) related to accelerated depreciation arising from restructuring programs, the estimated useful lives range from 20 to 40 years for buildings and 3 to 20 years for equipment.

Included in the subcategory of equipment are the following types of assets:

Asset type	Range of useful life
Computer hardware and software	3 years
Manufacturing equipment	3 to 15 years
Furniture and fixtures	5 to 7 years
Transportation equipment	20 years

1. Summary of Significant Accounting Policies (continued)

Included in manufacturing equipment are certain components of production equipment that are coated with or constructed of precious metals. These metals have an indefinite useful life as they are returned to their elemental state and reused or sold.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually in the fourth quarter, and will be tested for impairment between annual tests if an event occurs or circumstances change that more likely than not would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are either one level below the operating segment level or an aggregation of two or more reporting units within the same operating segment if such reporting units share similar economic characteristics. Goodwill relates and is assigned directly to a specific reporting unit. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined using a discounted cash flow analysis. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)) and Note 9 (Goodwill and Other Intangible Assets) for additional information.

Other intangible assets include patents, trademarks and other intangible assets acquired from an independent party. Such intangible assets have a definite life and are amortized on a straight-line basis with estimated useful lives ranging from 5 to 20 years.

Impairment of Long-Lived Assets

We review the recoverability of our long-lived assets, such as plant and equipment and intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed are written-down to the greater of their fair value or salvage value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

Treasury Stock

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in the consolidated balance sheets. From time to time, treasury shares may be reissued as contributions to our employee benefit plans and for the retirement or conversion of certain debt instruments. When shares are reissued, we use an average cost method for determining cost. The difference between the cost of the shares and the reissuance price is added or deducted from additional paid-in capital.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which establishes financial accounting and reporting standards for the effect of income taxes. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the entity's financial statements. The Company is subject to income taxes in the United States and in numerous foreign jurisdictions. No provision is made for U.S. income taxes on the undistributed earnings of its wholly owned foreign subsidiaries because substantially all such earnings are indefinitely reinvested in those companies. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared. Significant judgment is required in determining the Company's worldwide income tax position as well as its effective tax rate.

1. Summary of Significant Accounting Policies (continued)

The Company has provided for potential liabilities due in various jurisdictions. Judgment is required in determining the worldwide income tax expense provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. SFAS 109 requires us to exercise judgment about our future results in assessing the realizability of our deferred tax assets. Inherent in this estimation process, especially since we are in a net gross deferred tax asset position, in part due to prior year net operating losses, is the requirement for us to estimate future book taxable income and possible tax planning strategies. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on the Company's income tax provision and operating results in the period in which such determination is made.

Fair Value of Financial Instruments

Management believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments.

Derivative Instruments

We participate in a variety of foreign exchange forward contracts and foreign exchange option contracts entered into in connection with the management of our exposure to fluctuations in foreign exchange and interest rates. These financial exposures are managed in accordance with corporate policies and procedures.

All derivatives are recorded at fair value on the balance sheet. Changes in the fair value of derivatives designated as cash flow hedges and hedges of net investments in foreign operations are recorded in accumulated other comprehensive income (loss). Amounts, related to cash flow hedges are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. This reclassification is recorded in the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales or cost of sales. Changes in the fair value of derivatives designated as fair value hedges are recorded currently in earnings offset to the extent the derivative was effective, by the change in the fair value of the hedged item. Corning currently does not have any fair value hedges. Changes in the fair value of derivatives not designated as hedging instruments are recorded currently in earnings in the other income line of the consolidated statement of operations.

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other comprehensive income (loss) as part of the foreign currency translation adjustment.

Variable Interest Entities

Corning leases certain transportation equipment from a Trust that qualifies as a variable interest entity under FIN 46R. The sole purpose of this entity is leasing transportation equipment to Corning. Since Corning is the primary beneficiary of this entity, the financial statements of the entity are included in Corning's consolidated financial statements. The entity's assets are primarily comprised of fixed assets which are collateral for the entity's borrowings. These assets, amounting to approximately $29.5 million and $30.4 million as of December 31, 2005 and 2004, respectively, are classified as long-term assets in the consolidated balance sheet.

Corning leases certain transportation equipment from two additional Trusts that qualify as variable interest entities under FIN 46R. Corning is not the primary beneficiary of these entities. The sole purpose of the entities is leasing transportation equipment to Corning. Corning has been involved with these entities as lessee since the inception of the Trusts. Lease revenue generated by these Trusts was $1.5 million, $1.6 million, and $1.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Corning's maximum exposure to loss as a result of its involvement with the Trusts is estimated at approximately $16.6 million and $17.3 million at December 31, 2005 and 2004, respectively.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" (SFAS 151). SFAS 151 amends ARB No. 43, Chapter 4, "Inventory Pricing," to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Corning is required to adopt SFAS 151 effective January 1, 2006. Corning does not expect the adoption of SFAS 151 to have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which replaces SFAS 123 and supercedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements at fair value. Under SFAS 123(R), Corning must determine the appropriate fair value model to be used for valuing share-based payments, the attribution method for compensation cost, and the transition method to be used at date of adoption. We will implement the provisions of SFAS 123(R) on January 1, 2006 following the "prospective adoption" transition method. This adoption method requires Corning to begin expensing share-based payments effective January 1, 2006. Prior periods will not be restated.

Corning grants restricted shares and stock options that are subject to specific vesting conditions (e.g., three-year cliff vesting). The awards specify that the employee will continue to vest in the award after retirement without providing any additional service. Corning has historically accounted for this type of arrangement by recognizing compensation cost over the nominal vesting period and, if the employee retires before the end of the vesting period, recognizing any remaining unrecognized compensation cost at the date of retirement (the "nominal vesting period approach").

SFAS 123(R) specifies that an award is vested when the employee's retention of the award is no longer contingent on providing subsequent service (the "non-substantive vesting period approach"). This would be the case for Corning awards that vest when employees retire and are granted to retirement eligible employees. Effective January 1, 2006, related compensation cost must be recognized immediately for awards granted to retirement eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period.

We will continue to follow the nominal vesting period approach for any share-based awards granted prior to adopting SFAS 123(R) and the corresponding remaining portion of unvested outstanding awards after adopting SFAS 123(R). Upon adoption of SFAS 123(R), we will apply the non-substantive vesting period approach to new grants that have retirement eligibility provisions. Had we applied the non-substantive vesting period approach in prior periods, stock-based compensation cost would have been $16 million and $7 million higher for 2005 and 2004, respectively, for stock options and restricted share awards.

Our current estimate is that our pretax and after-tax stock-based compensation expense will increase by $60 million to $70 million in 2006 and beyond as a result of adopting SFAS 123(R). This amount includes approximately $15 million related to the impact of applying the non-substantive vesting period approach.

In December 2004, the FASB issued SFAS No. 153, "Exchanges in Nonmonetary Assets – an amendment of APB Opinion No. 29" (SFAS 153) which became effective in July 2005. This Statement amends APB No. 29, "Accounting for Nonmonetary Transactions," by eliminating an exception for nonmonetary exchanges of similar productive assets and replacing it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Corning adopted SFAS 153 prospectively, on July 1, 2005, as required. The impact of SFAS 153 was not material to Corning's consolidated results of operations and financial condition..

1. Summary of Significant Accounting Policies (concluded)

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143" (FIN 47), which clarifies the term "conditional asset retirement obligation" used in SFAS No. 143, "Accounting for Asset Retirement Obligations," and specifically when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Corning adopted FIN 47 effective December 31, 2005. The impact of FIN 47 was not material to Corning's consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which replaces APB Opinion No. 20, "Accounting Changes," (APB 20) and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Upon the adoption of SFAS 154 beginning January 1, 2006, Corning will apply the standard's guidance to changes in accounting methods as required. Corning does not expect the adoption of SFAS 154 will have a material impact on its consolidated results of operations and financial condition.

2. Discontinued Operation

In the third quarter of 2004, Corning and 3M Company (3M) reached a final settlement agreement for funds held in escrow associated with the 2002 sale of Corning's precision lens business to 3M. As a result, we recognized a $20 million gain upon receipt of the proceeds in 2004. This gain is included in income from discontinued operation in the 2004 consolidated statement of operations.

3. Restructuring, Impairment and Other Charges and (Credits)

2005 Actions

Corning recorded net credits of $38 million in 2005. A summary of the charges and credits follows:

- We recorded a credit of $84 million for the reversal of the cumulative translation account of O.T.I. S.r.l. (OTI), a wholly-owned foreign subsidiary of Corning, upon OTI's substantial liquidation. The photonics business in Milan, Italy, was the sole operation of OTI, whose results were included in Telecommunications segment. Subsequent to Corning's agreement to sell its photonics business operations to Avanex Corporation (Avanex) in 2003, Corning began liquidating OTI. In October 2005, the assets were substantially liquidated and OTI's cumulative translation account was reversed.
- We recorded a charge of $30 million which was comprised of severance costs for a restructuring plan in the Telecommunications segment to continue to reduce costs in this segment.
- We recorded net credit adjustments of $9 million to prior year restructuring plans which included charges of $8 million related to our Telecommunications segment and credits of $17 million for businesses in our Unallocated and Other segment.
- We recorded impairment charges of $25 million in the Telecommunications segment for an other than temporary decline in the fair value of our investment in Avanex below its adjusted cost basis. Our investment in Avanex was accounted for as an available-for-sale security under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In the fourth quarter of 2005, we completed the sale of our remaining shares of Avanex.

3. Restructuring, Impairment and Other Charges and (Credits) (continued)

The following table summarizes the restructuring, impairment, and other charges and (credits) as of and for the year ended December 31, 2005 (in millions):

	Year ended December 31, 2005					
	Reserve at January 1, 2005	Charges/ (credits)	Revisions to existing plans	Net charges/ (reversals)	Cash payments	Reserve at Dec. 31, 2005
Restructuring:						
Employee related costs	$18	$ 30	$ (1)	$ 29	$(11)	$36
Other charges (credits)	77		(14)	(14)	(14)	49
Total restructuring charges	$95	$ 30	$(15)	$ 15	$(25)	$85
Impairment of long-lived assets:						
Impairment of available-for-sale securities		$ 25		$ 25		
Assets to be disposed of by sale or abandonment			$ 6	6		
Total impairment charges		$ 25	$ 6	$ 31		
Reversal of currency translation adjustment		$(84)		$(84)		
Total restructuring, impairment and other charges and (credits)		$(29)	$ (9)	$(38)		

Cash payments for employee-related costs will be substantially completed by the end of 2007, while payments for exit activities will be substantially completed by the end of 2010.

The following table summarizes the net charge (reversals) for 2005 restructuring, impairment, and other charges and (credits) by operating segment (in millions):

	Telecommunications	Unallocated and Other	Total
Net credit	$(47)	$9	$(38)

2004 Actions

Corning recorded net charges of $1,789 million in 2004. A summary of the significant charges and credits follows:

- We recorded a charge of $1,420 million to impair a significant portion of our Telecommunications segment goodwill balance. Refer to Note 9 (Goodwill and Other Intangible Assets) for additional information on this charge.
- We recorded a $350 million charge to impair certain fixed assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This charge primarily relates to our third quarter decision to permanently abandon approximately $332 million of construction in progress at our optical fiber manufacturing facility in Concord, North Carolina that had been stopped in 2002. As a result of our lowered outlook for the Telecommunications segment, we have permanently abandoned this construction in progress as we no longer believe the demand for optical fiber will warrant the investment necessary to complete this facility.

3. Restructuring, Impairment and Other Charges and (Credits) (continued)

- We recorded an asset held for use impairment charge of $24 million to impair certain fixed assets and intangible assets other than goodwill in accordance with SFAS 144. Due to our decision to permanently abandon certain fixed assets and lower our long-term outlook for the Telecommunications segment, we determined that an event of impairment, as defined by SFAS 144, had occurred in our Telecommunications segment which required us to test the segment's long-lived assets other than goodwill for impairment. We estimated the fair value of the long-lived assets using the discounted cash flow approach as a measure of fair value. As a result of our impairment evaluation, we recorded an impairment charge to write-down certain assets to their estimated fair values.
- We recorded a gain of $33 million related to proceeds in excess of assumed salvage values for assets of Corning Asahi Video Products Company (CAV) that were previously impaired but later sold to a Henan Anyang CPT Glass Bulb Group, Electronic Glass Co., Ltd. (Henan Anyang), located in China. This represented the substantial completion of the sale of CAV's assets.
- We recorded $37 million of accelerated depreciation relating to the final shutdown of our semiconductor materials manufacturing facility in Charleston, South Carolina, which we announced in the fourth quarter of 2003.
- We recorded a loss of $14 million on the sale of our frequency controls business for net cash proceeds of $80 million. The frequency controls business, which was part of our Telecommunications segment, had annual sales of $76 million.
- We recorded net credits of $25 million related to adjustments to prior period restructuring, impairment, and other charges.

The following table summarizes the charges, credits and balances of the restructuring liabilities as of and for the year ended December 31, 2004 (in millions):

		Year ended December 31, 2004				
	Reserve at January 1, 2004	Charges	Revisions to existing plans	Net charges/ (reversals)	Cash payments	Reserve at Dec. 31, 2004
Restructuring:						
Employee related costs	$ 78				$(60)	$18
Exit costs	108	$ 2	$ (8)	$ (6)	(25)	77
Total restructuring charges	$186	$ 2	$ (8)	$ (6)	$(85)	$95
Impairment of long-lived assets:						
Goodwill		$1,420		$1,420		
Assets to be disposed of by sale or abandonment		350	$(48)	302		
Asset to be held and used		24		24		
Total impairment charges		$1,794	$(48)	$1,746		
Other:						
Accelerated depreciation		$ 37		$ 37		
Loss on sale of business		14	$ (2)	12		
Total other charges		$ 51	$ (2)	$ 49		
Total restructuring, impairment and other charges and (credits)		$1,847	$(58)	$1,789		

In 2004, net charges (reversals) for restructuring, impairment, and other actions totaled $1,798 million for the Telecommunications segment and were a credit of $9 million for the Unallocated and Other segment.

3. Restructuring, Impairment and Other Charges and (Credits) (concluded)

2003 Actions

Corning recorded net charges of $111 million in 2003. Major actions approved and initiated in 2003 included the following:

- The shutdown of CAV.
- The exit of our photonic technologies products within the Telecommunications segment, which included the sale of certain assets to Avanex.
- Credits to prior year restructuring plans, primarily the result of our decision not to exit two cabling sites previously marked for shutdown in 2002.
- The shutdown of two of our specialty materials manufacturing facilities in North Brookfield and Charleston, South Carolina.

The following table summarizes the charges, credits and balances of the restructuring liabilities as of and for the year ended December 31, 2003 (in millions):

	Year ended December 31, 2003						
	Reserve at January 1, 2003	Charges	Reversals to existing plans	Net charges/ (reversals)	Non-cash uses	Cash payments	Reserve at Dec. 31, 2003
Restructuring:							
Employee related costs	$273	$ 90	$ (63)	$ 27	$(27)	$(195)	$ 78
Exit costs	132	37	(23)	14		(38)	108
Total restructuring charges	$405	$127	$ (86)	$ 41	$(27)	$(233)	$186
Impairment of long-lived assets:							
Assets to be disposed of by sale or abandonment		$ 40	$ (61)	$(21)			
Assets to be held and used		62		62			
Cost investments		5	(1)	4			
Total impairment charges		$107	$ (62)	$ 45			
Other:							
Accelerated depreciation		$ 12		$ 12			
Loss on Avanex transaction		13		13			
Total other charges		$ 25		$ 25			
Total restructuring, impairment and other charges and (credits)		$259	$(148)	$111			

In 2003, net charges (reversals) for restructuring, impairment, and other actions were a credit of $36 million for the Telecommunications segment and a charge of $147 million for Unallocated and Other. The headcount reductions associated with 2003 restructuring plans totaled 975 for U.S. hourly employees, 750 for U.S. salaried employees, and 250 for non-U.S. employees.

As of December 31, 2004, all of the 1,975 employees from the 2003 restructuring plans had been separated.

4. Short-Term Investments

The following is a summary of the fair value of available-for-sale securities (in millions):

	December 31,	
	2005	2004
Bonds, notes and other securities		
U.S. government and agencies	**$ 259**	$ 85
States and municipalities	**77**	216
Asset-backed securities	**374**	245
Commercial paper	**57**	20
Other debt securities	**325**	306
Total short-term investments	**$1,092**	$872

Gross unrealized gains and losses were insignificant at December 31, 2005 and 2004.

The following table summarizes the contractual maturities of available-for-sale securities at December 31, 2005 (in millions):

Less than one year	**$ 375**
Due in 1–5 years	**379**
Due in 5–10 years	**23**
Due after 10 years	**315**
Total	**$1,092**

Proceeds from sales and maturities of short-term investments totaled $1.5 billion, $1.4 billion and $2.6 billion in 2005, 2004 and 2003, respectively. The gross realized gains and losses related to sales of short-term investments were insignificant in 2005, 2004 and 2003.

5. Inventories

Inventories comprise the following (in millions):

	December 31,	
	2005	2004
Finished goods	**$135**	$136
Work in process	**198**	172
Raw materials and accessories	**124**	139
Supplies and packing materials	**113**	88
Total inventories	**$570**	$535

6. Income Taxes

Income (loss) from continuing operations before income taxes follows (in millions):

	Years ended December 31,		
	2005	2004	2003
U.S. companies	**$(200)**	$(1,554)	$(927)
Non-U.S. companies	**772**	(26)	168
Income (loss) from continuing operations before income taxes	**$ 572**	$(1,580)	$(759)

6. **Income Taxes (continued)**

The current and deferred amounts of the provision (benefit) for income taxes follow (in millions):

	Years ended December 31,		
	2005	2004	2003
Current:			
Federal	**$(14)**	$ (20)	$ (11)
State and municipal		(7)	(3)
Foreign	**167**	111	23
Deferred:			
Federal	**443**	547	(258)
State and municipal		220	(24)
Foreign	**(18)**	180	19
Provision (benefit) for income taxes	**$578**	$1,031	$(254)

Amounts are reflected in the preceding tables based on the location of the taxing authorities.

We do not provide income taxes on the post-1992 earnings of domestic subsidiaries that we expect to recover tax-free without significant cost. Income taxes have been provided for post-1992 unremitted earnings of domestic corporate joint ventures that we do not expect to recover tax-free. Unremitted earnings of domestic subsidiaries and corporate joint ventures that arose in fiscal years beginning on or before December 31, 1992 have been indefinitely reinvested. We currently provide income taxes on the earnings of foreign subsidiaries and associated companies to the extent these earnings are currently taxable or expected to be remitted. As of December 31, 2005, taxes have not been provided on approximately $2.2 billion of accumulated foreign unremitted earnings which are expected to remain invested indefinitely.

The American Jobs Creation Act of 2004 (the "Act") was signed into law on October 22, 2004. The Act introduced a special one-time (for 2004 or 2005) 85% dividends received deduction for certain repatriated foreign earnings. Our remittance plans did not change as a result of this provision. Our accumulated foreign unremitted earnings are expected to remain invested indefinitely.

The Act also provided for the repeal of the extraterritorial income tax regime (through reduced benefits in 2005 and 2006, with full repeal effective for 2007) and the allowance of a deduction for qualified domestic production activities (phased in over the years 2005 to 2009 and fully effective in 2010). Neither of these changes is expected to have a significant impact on our effective tax rate or U.S. tax liabilities because of our loss position in the U.S. and the resulting valuation allowances against our U.S. deferred tax assets.

6. Income Taxes (continued)

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	Years ended December 31,		
	2005	2004	2003
Statutory U.S. income tax (benefit) rate	**35.0%**	(35.0)%	(35.0)%
State income benefit, net of federal benefit	**(1.8)**	(2.4)	(5.3)
Nondeductible goodwill and other expenses	**0.3**	27.3	0.6
Worthless stock deductions	**(266.2)**	(0.3)	
Tax holidays	**(8.6)**	(1.2)	(0.5)
Investment & other tax credits	**(12.4)**	(0.6)	(0.3)
Rate difference on foreign earnings	**9.9**	2.5	1.5
Reversal of tax contingency liabilities	**(2.4)**		
Minimum pension obligation	**(14.3)**		
Currency translation adjustment	**(5.0)**		
Valuation allowances	**364.2**	76.2	4.9
Other items, net	**(2.3)**	(1.3)	0.7
Effective income tax (benefit) rate	**101.0%**	65.2%	(33.4)%

For 2005, the tax provision reflected the following items:

- The impact of our inability to record tax benefits on net operating losses generated in the U.S. and certain foreign jurisdictions;
- An increase in our valuation allowance as a result of the conclusion that the sale of an appreciated asset was no longer prudent and, as such, no longer meets the criteria for a tax planning strategy;
- The benefit of a worthless stock deduction (and a corresponding increase in our valuation allowance) for the loss on our investment in the photonic technologies business associated with the Pirelli acquisition which was completed in December 2000 and was substantially impaired in the second quarter of 2001;
- The benefit of tax holidays and investment credits in Taiwan and tax holidays in China and South Africa;
- The benefit from the reversal of tax contingency liabilities following the conclusion of Internal Revenue Service (IRS) examinations; and
- The tax effect of eliminating our minimum pension liability for the domestic qualified plan.

In 2004, significant events occurred which required us to increase our valuation allowances against certain U.S. and German deferred tax assets. Refer to Note 3 (Restructuring, Impairment and Other Charges and (Credits)) for additional information on these events and the related charges. Accordingly, we increased our valuation allowance by $1.2 billion in the third quarter of 2004 to reduce our net deferred tax assets to approximately $530 million. At that time, we believed that it was more likely than not that we could realize the remaining net deferred tax assets through a tax planning strategy involving the sale of our investment in Dow Corning Corporation (DCC), a non-strategic appreciated asset, if we were faced with expiring net operating loss carryforwards.

During 2005, DCC's performance was much stronger than expected and DCC resumed paying a dividend; both of which are expected to continue in the future. Due to this improved performance, DCC now provides strong financial, geographic and market balance to Corning's portfolio of businesses, the profitability of which has become more concentrated due to the success of the display operating segment. As a result, we now consider DCC to be a strategic investment and can no longer assert that a potential tax planning strategy involving the sale of DCC would be prudent, as required by FAS 109. Therefore, we no longer believe that it is more likely than not that we would realize the remaining net deferred tax assets. Accordingly, we have increased our valuation allowance by $525 million to fully reserve our net U.S. deferred tax assets in the fourth quarter of 2005.

As a result of the elimination of the minimum pension liability for the domestic qualified plan, $82 million tax benefit from the minimum pension liability, previously included in other comprehensive income, was reflected in our provision for income taxes in the fourth quarter of 2005.

6. Income Taxes (continued)

During the third quarter of 2005, Corning filed its 2004 consolidated U.S. Federal income tax return, which included a $3.9 billion worthless stock deduction for the loss on our investment in the photonic technologies business associated with the Pirelli acquisition. This acquisition was completed in December 2000 and was substantially impaired in the second quarter of 2001. Prior to the third quarter of 2005, we did not record a deferred tax asset for this item as the ultimate realization of such deduction was uncertain, and consistent with the requirements of SFAS No. 5, "Accounting for Contingencies," recognition of an asset prior to the time management determines the realization of the asset is probable is prohibited. On September 2, 2005, Corning and the Commissioner of the IRS entered into a closing agreement under section 7121 of the Internal Revenue Code of 1986 which provides that Corning is entitled to this worthless stock deduction. We recorded a $1.5 billion deferred tax asset for this item in the third quarter, which was concurrently offset by a valuation allowance of an equal amount due to our current inability to record tax benefits for U.S. net operating losses.

We expect to maintain a valuation allowance on future tax benefits until an appropriate level of profitability is sustained, primarily in the U.S. and Germany, or there are tax planning strategies that would enable us to conclude that it is more likely than not that a portion of the deferred tax benefits would be realizable. Until then, our tax provision will include only the net tax expense attributable to certain foreign operations.

Certain foreign subsidiaries in China, South Africa and Taiwan are operating under tax holiday arrangements. The nature and extent of such arrangements vary, and the benefits of such arrangements phase out in future years (2006 to 2009) according to the specific terms and schedules of the relevant taxing jurisdictions. The impact of the tax holidays on our effective rate is a reduction in the rate of 8.6%, 1.2%, and 0.5% for 2005, 2004, and 2003, respectively.

We establish tax contingency liabilities when, despite our belief that our tax returns are fully supportable, it is probable that certain positions may not be sustained through the income tax audit process. These liabilities are analyzed on a quarterly basis and adjusted based upon changes in facts and circumstances, such as reviews of intercompany transfer pricing practices, the progress of income tax audits, new case law and emerging legislation. In the third quarter of 2005, in conjunction with our reassessment process, we recorded a tax benefit of $14 million following the conclusion of an IRS examination for the years 2001 and 2002. We continue to believe that our recorded tax contingency liabilities are adequate for all open years, based on our assessment of the previously mentioned factors. However, since tax laws and regulations are subject to interpretation, the final results of income tax audits could differ significantly from what we have reflected in our income tax accounts and could have a material effect on our tax provision, net income and/or cash flows in a future period or periods in which such a conclusion is reached. Due to the complexity involved in these matters we are not able to estimate the range of reasonably possible losses in excess of amounts recorded.

6. Income Taxes (concluded)

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities follows (in millions):

	December 31,	
	2005	2004
Loss and tax credit carryforwards	**$ 2,723**	$ 1,189
Capitalized research and development	**176**	207
Restructuring reserves	**230**	237
Postretirement medical and life benefits	**248**	243
Inventory	**51**	35
Intangible and other assets	**86**	98
Other accrued liabilities	**273**	156
Other employee benefits		97
Other		86
Gross deferred tax assets	**3,787**	2,348
Valuation allowance	**(3,605)**	(1,685)
Deferred tax assets	**182**	663
Fixed assets	**(80)**	(131)
Other employee benefits	**(67)**	
Other	**(7)**	
Deferred tax liabilities	**(154)**	(131)
Net deferred tax assets	**$ 28**	$ 532

Based on our estimated 2005 consolidated U.S. Federal income tax return to be filed, Corning has net operating loss carryforwards of ($5.1) billion for U.S. Federal income tax purposes. These operating losses will expire in 2022 $0.1 billion, 2023 $0.6 billion, 2024 $4.2 billion and 2025 $0.2 billion.

7. Investments

Investments comprise the following (in millions):

	Ownership Interest[1]	December 31,	
		2005	2004
Associated companies accounted for under the equity method			
Samsung Corning Precision Glass Co., Ltd.	50%	**$ 859**	$ 572
Dow Corning Corporation	50%	**473**	324
Samsung Corning Co., Ltd.	50%	**231**	365
All other	25%–51%	**130**	162
		1,693	1,423
Other investments[2]		**4**	61
Total		**$1,697**	$1,484

(1) Amounts reflect Corning's direct ownership interests in the respective associated companies. Corning does not control any of such entities. In the cases where Corning owns over 50% of the voting stock of another entity accounted for by the equity method, Corning does not have control because the other equity owner has significant participatory rights.

(2) Amounts reflect $53 million of available-for-sale securities at December 31, 2004 stated at market value.

7. Investments (continued)

Associated Companies at Equity

The financial position and results of operations of these investments follow (in millions):

	For the years ended December 31,		
	2005	2004	2003
Statement of Operations:			
Net sales	**$6,842**	$6,146	$4,971
Gross profit	**$2,793**	$2,341	$1,649
Net income	**$1,224**	$1,036	$ 505
Corning's equity in earnings of affiliated companies(1)(2)	**$ 598**	$ 443	$ 209
Related Party Transactions:			
Corning sales to equity company affiliates	**$ 133**	$ 127	$ 115
Corning purchases from equity company affiliates	**$ 106**	$ 106	$ 48

	December 31,	
	2005	2004
Balance Sheet:		
Current assets	**$3,491**	$2,779
Noncurrent assets	**$4,992**	$5,426
Short-term borrowings, including current portion of long-term debt	**$ 87**	$ 75
Other current liabilities	**$1,498**	$1,442
Long-term debt	**$ 153**	$ 252
Other long-term liabilities	**$2,671**	$2,777
Minority interest	**$ 223**	$ 245
Related Party Transactions:		
Balances due from equity company affiliates	**$ 34**	$ 23
Balances due to equity company affiliates	**$ 45**	$ 15

	For the years ended December 31,		
	2005	2004	2003
Dividends received from affiliated companies	**$ 301**	$ 140	$ 112
Royalty income from affiliated companies	**$ 75**	$ 47	$ 25

(1) Equity in earnings shown above and in the consolidated statements of operations are net of amounts recorded for income tax.
(2) Amounts include the following restructuring and impairment charges:

- In 2005, Dow Corning Corporation recorded a gain on the issuance of subsidiary stock. Our equity earnings included $11 million related to this gain.
- In 2005, Samsung Corning recorded charges to restructure and impair certain manufacturing assets. Our equity earnings included $106 million related to these charges.
- In 2004, Dow Corning Corporation recorded charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy. Our equity earnings included $21 million related to these charges.
- In 2004 and 2003, Corning recorded $35 million and $7 million, respectively, of charges to impair equity method investments in the Telecommunications segment to their estimated fair value.
- In 2003, Samsung Corning Co., Ltd. recorded asset impairment charges. Our equity earnings included $66 million related to these charges.

We have contractual agreements with several of our equity investees which include sales, purchasing, licensing and technology agreements.

At December 31, 2005, approximately $1,485 million of equity in undistributed earnings of equity companies was included in our accumulated deficit.

7. Investments (continued)

A discussion and summarized results of Corning's significant investees at December 31, 2005 follows:

Samsung Corning Precision Glass Co., Ltd. (Samsung Corning Precision)
Samsung Corning Precision is a South Korea-based manufacturer of liquid crystal display glass for flat panel displays. Samsung Corning Precision's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2005	2004	2003
Statement of Operations:			
Net sales	**$1,660**	$1,097	$590
Gross profit	**$1,234**	$ 820	$424
Net income	**$ 848**	$ 561	$295
Corning's equity in earnings of Samsung Corning Precision	**$ 408**	$ 277	$144
Related Party Transactions:			
Corning sales to Samsung Corning Precision[(1)]	**$ 116**	$ 96	$ 68
Corning purchases from Samsung Corning Precision	**$ 71**	$ 76	$ 26

	December 31,	
	2005	2004
Balance Sheet:		
Current assets	**$ 400**	$ 200
Noncurrent assets	**$1,848**	$1,506
Short-term borrowings, including current portion of long-term debt	**$ 57**	$ 54
Other current liabilities	**$ 359**	$ 368
Long-term debt	**$ 28**	$ 97
Other long-term liabilities	**$ 86**	$ 45

	For the years ended December 31,		
	2005	2004	2003
Dividends received from Samsung Corning Precision	**$ 156**	$ 71	$ 33
Royalty income from Samsung Corning Precision	**$ 65**	$ 42	$ 22

(1) Corning purchases machinery and equipment on behalf of Samsung Corning Precision to support its capital expansion initiatives. The machinery and equipment are transferred to Samsung Corning Precision at our cost basis, resulting in no revenue or gain being recognized on the transaction.

Balances due to and from Samsung Corning Precision were $41 million and $18 million at December 31, 2005 and $12 million and $4 million at 2004, respectively.

As of December 31, 2005, Samsung Corning Precision and Samsung Corning Co., Ltd. were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and 14 other creditors. Refer to Samsung Corning Co., Ltd. section of this note for additional information.

In February 2006, Corning made a capital contribution to Samsung Corning Precision in the amount of $77 billion Korean won (approximately $75 million USD).

7. Investments (continued)

Samsung Corning Co., Ltd. (Samsung Corning)
Samsung Corning is a South Korea-based manufacturer of glass panels and funnels for cathode ray tube (CRT) television and display monitors. In the third quarter of 2005, Samsung Corning incurred impairment and other charges of $212 million as a result of a decline in the projected operating results for its CRT glass business. The charge, which included certain manufacturing assets and severance and exit costs, reduced Corning's equity earnings by $106 million in the third quarter. None of the charges is expected to result in cash expenditures by Corning.

As of December 31, 2005, Corning's investment in Samsung Corning was $231 million. Corning has determined that a separate impairment of its investment in Samsung Corning was not necessary in 2005. We will continue to monitor this investment as it is possible an impairment may be required in the future.

In 2003, Samsung Corning recorded a significant asset impairment charge, our portion of which was $66 million after tax.

Samsung Corning's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2005	2004	2003
Statement of Operations:			
Net sales	**$ 823**	$1,019	$895
Gross profit	**$ 87**	$ 245	$199
Net (loss) income	**$(249)**	$ 94	$(74)
Corning's equity in (losses) earnings of Samsung Corning	**$(112)**	$ 32	$(39)

	December 31,	
	2005	2004
Balance Sheet:		
Current assets	**$ 345**	$ 425
Noncurrent assets	**$ 391**	$ 652
Other current liabilities	**$ 154**	$ 163
Long-term debt	**$ 48**	$ 47
Other long-term liabilities	**$ 24**	$ 56
Minority interest	**$ 45**	$ 73

	For the years ended December 31,		
	2005	2004	2003
Dividends received from Samsung Corning	**$ 22**	$ 18	$ 29

As of December 31, 2005, Samsung Corning Precision and Samsung Corning were two of approximately thirty co-defendants in a lawsuit filed by Seoul Guarantee Insurance Co. and 14 other creditors (SGI and Creditors) for alleged breach of an agreement that approximately thirty affiliates of the Samsung group entered into with SGI and Creditors in September 1999. The lawsuit is pending in the courts of Korea. According to the agreement, the Samsung affiliates agreed to sell 3.5 million shares of Samsung Life Insurance Co., Ltd. (SLI) by December 31, 2000, which were transferred to SGI and Creditors in connection with the petition for court receivership of Samsung Motor Inc. In the lawsuit, SGI and Creditors allege that, in the event that the proceeds of sale of the SLI shares is less than 2.45 trillion Korean won (approximately $2.42 billion), the Samsung affiliates allegedly agreed to compensate SGI and Creditors for the shortfall, by other means, including Samsung affiliates' purchase of equity or subordinated debentures to be issued by SGI and Creditors. Any excess proceeds are to be distributed to the Samsung affiliates. As of December 31, 2005, the shares of Samsung Life Insurance Co., Ltd. have not been sold. The suit asks for damages of approximately $4.68 billion plus penalty interest. SCP and SCC combined guarantees should represent no more than 3.1% of the Samsung affiliates' total financial obligation. Although noting that the outcome of these matters is uncertain, Samsung Corning Precision and Samsung Corning have stated that these matters are not likely to result in a material ultimate loss to their financial statements. No claim in these matters has been asserted against Corning.

7. Investments (continued)

Dow Corning Corporation (Dow Corning)

Dow Corning is a U.S. based manufacturer of silicone products. In 1995, Corning fully impaired its investment of Dow Corning upon its entry into bankruptcy proceedings and did not recognize net equity earnings from the second quarter of 1995 through the end of 2002. Corning began recognizing equity earnings in the first quarter of 2003 when management concluded that its emergence from bankruptcy protection was probable. Dow Corning emerged from bankruptcy in 2004. See discussion below for additional information and for a history of this matter. Corning considers the difference between the carrying value of its investment in Dow Corning and its 50% share of Dow Corning's equity to be permanent. This difference is $249 million.

Dow Corning's financial position and results of operations follow (in millions):

	For the years ended December 31,		
	2005	2004	2003
Statement of Operations:			
Net sales	**$3,878**	$3,373	$2,873
Gross profit	**$1,312**	$1,036	$ 820
Net income	**$ 507**	$ 238	$ 177
Corning's equity in earnings of Dow Corning	**$ 253**	$ 116	$ 82

	December 31,	
	2005	2004
Balance Sheet:		
Current assets	**$2,575**	$1,828
Noncurrent assets	**$2,573**	$2,988
Short-term borrowings, including current portion of long-term debt	**$ 22**	$ 14
Other current liabilities	**$ 911**	$ 764
Long-term debt	**$ 39**	$ 60
Other long-term liabilities	**$2,554**	$2,660
Minority interest	**$ 179**	$ 172

	For the years ended December 31,		
	2005	2004	2003
Dividends received from Dow Corning	**$ 45**		

Corning and The Dow Chemical Company (Dow Chemical) each own 50% of the common stock of Dow Corning, which was in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code between May 1995 and May 2004. Dow Corning filed for bankruptcy protection to address pending and claimed liabilities arising from many thousand breast-implant product lawsuits each of which typically sought damages in excess of $1 million. On November 8, 1998, Dow Corning and the Tort Claimants Committee jointly filed a revised Plan of Reorganization (Joint Plan) which provided for the settlement or other resolution of implant claims. After review and approvals by the Bankruptcy Court and the U.S. District Court of the Eastern District of Michigan, and an appeal, the District Court on April 2, 2004 entered an order establishing June 1, 2004 as the effective date of the Joint Plan.

Under the terms of the Joint Plan, Dow Corning has established and is funding a Settlement Trust and a Litigation Facility to provide a means for tort claimants to settle or litigate their claims. Of the approximately $3.2 billion of required funding, Dow Corning has paid approximately $1.6 billion (inclusive of insurance) and expects to pay up to an additional $1.6 billion ($710 million after-tax) over 16 years. Corning and Dow Chemical have each agreed to provide a credit facility to Dow Corning of up to $150 million ($300 million in the aggregate), subject to the terms and conditions stated in the Joint Plan. As required by the Joint Plan, Dow Corning has fully satisfied (or reserved for) the claims of its commercial creditors in accordance with a March 31, 2004 ruling of the District Court

7. Investments (continued)

determining the amount of pendency interest allowed on the $810 million in principal owing on such claims. In the second quarter of 2004, Dow Corning recorded a $47 million adjustment to its interest liabilities relating to this matter, of which Corning recognized $14 million in its second quarter equity in earnings of associated companies, net of impairments. Certain commercial creditors have appealed that ruling to the U.S. Court of Appeals of the Sixth Circuit seeking from Dow Corning an additional sum of approximately $80 million for interest at default rates and enforcement costs. Corning believes the risk of material loss to Dow Corning (net of sums reserved) is remote.

In addition, Dow Corning has received a statutory notice of deficiency from the United States Internal Revenue Service asserting tax deficiencies totaling approximately $65 million relating to its federal income tax returns for the 1995 and 1996 calendar years. This matter is pending before the U.S. District Court in Michigan. Dow Corning has also received a proposed adjustment from the IRS (approximately $117 million) with respect to its federal income tax returns for the 1997, 1998 and 1999 calendar years. Dow Corning is vigorously contesting these deficiencies and proposed adjustments which it believes are excessive.

The Joint Plan includes releases for Corning and Dow Chemical as shareholders in exchange for contributions to the Joint Plan. Although claims against the shareholders were included in several thousand state and federal lawsuits filed pre-bankruptcy, alleging injuries arising from Dow Corning's implant products, Corning was awarded summary judgment in federal court and in several state jurisdictions. The remaining claims against Corning will be channeled by the Joint Plan into facilities established by the Joint Plan. Management believes that the likelihood of a materially adverse impact to Corning's financial statements arising from these remaining shareholder claims is remote.

Pittsburgh Corning Corporation (PCC)

Corning and PPG Industries, Inc. (PPG) each own 50% of the common stock of PCC. Over a period of more than two decades, PCC and several other defendants have been named in numerous lawsuits involving claims alleging personal injury from exposure to asbestos. On April 16, 2000, PCC filed for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Western District of Pennsylvania. As of the bankruptcy filing, PCC had in excess of 140,000 open claims and had insufficient remaining insurance and assets to deal with its alleged current and future liabilities. More than 100,000 additional claims have been filed with PCC after its bankruptcy filing. As a result of PCC's bankruptcy filing, Corning recorded an after-tax charge of $36 million in 2001 to fully impair its investment in PCC and discontinued recognition of equity earnings. At the time PCC filed for bankruptcy protection, there were approximately 12,400 claims pending against Corning in state court lawsuits alleging various theories of liability based on exposure to PCC's asbestos products and typically requesting monetary damages in excess of one million dollars per claim. Corning has defended those claims on the basis of the separate corporate status of PCC and the absence of any facts supporting claims of direct liability arising from PCC's asbestos products. Corning is also currently named in approximately 11,300 other cases (approximately 42,800 claims) alleging injuries from asbestos and similar amounts of monetary damages per claim. Those cases have been covered by insurance without material impact to Corning to date. Asbestos litigation is inherently difficult, and past trends in resolving these claims may not be indicators of future outcomes.

In the bankruptcy court, PCC in April 2000 obtained a preliminary injunction against the prosecution of asbestos actions arising from PCC's products against its two shareholders to afford the parties a period of time (the Injunction Period) in which to negotiate a plan of reorganization for PCC (PCC Plan).

On May 14, 2002, PPG announced that it had agreed with certain of its insurance carriers and representatives of current and future asbestos claimants on the terms of a settlement arrangement applicable to claims arising from PCC's products.

7. Investments (concluded)

On March 28, 2003, Corning announced that it had also reached agreement with representatives of current and future asbestos claimants on a settlement arrangement that will be incorporated into the PCC Plan. This settlement is subject to a number of contingencies, including approval by the bankruptcy court. Corning's settlement will require the contribution, when the PCC Plan becomes effective, of its equity interest in PCC, its one-half equity interest in Pittsburgh Corning Europe N.V. (PCE), and 25 million shares of Corning common stock. The common stock will be marked-to-market each quarter until it is contributed to the settlement trust. Corning also will be making cash payments of $152 million (net present value as of December 31, 2005) in six installments beginning one year after the PCC Plan is effective. In addition, Corning will assign policy rights or proceeds under primary insurance from 1962 through 1984, as well as rights to proceeds under certain excess insurance, most of which falls within the period from 1962 through 1973. In return for these contributions, Corning expects to receive a release and an injunction channeling asbestos claims against it into a settlement trust under the PCC Plan.

The following summarizes the charges we have recorded for the asbestos settlement (in millions):

	For the years ended December 31,		
	2005	2004	2003
Initial settlement charge			$298
Mark-to-market common stock	**$197**	$33	$115
Asbestos settlement	**$197**	$33	$413

Two of Corning's primary insurers and several excess insurers have commenced litigation for a declaration of the rights and obligations of the parties under insurance policies, including rights that may be affected by the settlement arrangement described above. Corning is vigorously contesting these cases. Management is unable to predict the outcome of this insurance litigation.

The PCC Plan received a favorable vote from creditors in March 2004. Hearings to consider objections to the PCC Plan were held in the Bankruptcy Court in May 2004. The parties filed post-hearing briefs and made oral arguments to the Bankruptcy Court in November 2004. The Bankruptcy Court allowed an additional round of briefing to address current case law developments and heard additional oral arguments on March 16, 2005. In mid-April 2005, the proponents of the PCC Plan requested that the court rule on the pending objections. If the Bankruptcy Court does not approve the PCC Plan in its current form, changes to the PCC Plan are probable as it is likely that the Court will allow the proponents time to propose amendments. The outcome of these proceedings is uncertain, and confirmation of the current PCC Plan or any amended Plan is subject to a number of contingencies. However, apart from the quarterly mark-to-market adjustment in the value of the 25 million shares of Corning stock, management believes that the likelihood of a material adverse impact to Corning's financial statements is remote.

8. Property, Net of Accumulated Depreciation

Property, net follows (in millions):

	December 31,	
	2005	2004
Land	**$ 70**	$ 76
Buildings	**1,999**	1,943
Equipment	**5,177**	4,569
Construction in progress	**1,061**	885
	8,307	7,473
Accumulated depreciation	**(3,632)**	(3,532)
Total	**$ 4,675**	$ 3,941

Approximately $27 million, $22 million and $9 million of interest costs were capitalized as part of property, net in 2005, 2004 and 2003, respectively.

9. Goodwill and Other Intangible Assets

Goodwill

The change in the carrying amount of goodwill for the year ended December 31, 2005, by segment follows (in millions):

	Telecommunications	Display Technologies	Other[1]	Total
Balance at January 1, 2004	$ 1,576	$ 9	$ 150	$ 1,735
Impairment	(1,420)			(1,420)
Divestitures	(30)			(30)
Foreign currency translation & other	(3)			(3)
Balance at December 31, 2004	$ 123	$ 9	$ 150	$ 282
Foreign currency translation & other	$ (5)			$ (5)
Balance at December 31, 2005	**$ 118**	**$ 9**	**$ 150**	**$ 277**

(1) This balance relates to our Specialty Materials operating segment.

2005 Assessment

Our annual goodwill recoverability assessment is completed in the fourth quarter, as it is traditionally based on our annual strategic planning process that runs from June to October. This process includes reviewing expectations for the long-term growth of our businesses and forecasting future cash flows. The results of our impairment tests indicated that the fair value of each reporting unit exceeded its book value.

2004 Assessment

In the third quarter of 2004, we identified certain factors during our annual strategic planning process that caused us to lower our estimates and projections for the long-term revenue growth of the Telecommunications segment, which indicated that it was more likely than not that the fair value of the Telecommunications segment reporting unit was less than its carrying value. As such, we performed an interim impairment test of the Telecommunications segment goodwill in the third quarter of 2004, the results of which were reviewed with Corning's Board of Directors on October 6, 2004.

Although we were experiencing stronger than expected volume in this segment, the improved demand was from a narrow band of customers, and we saw few signs of a broader recovery in overall demand, mix of premium products, and pricing for our products. The lack of industry consolidations, increased competitive pressures in the industry, and revised estimates of future customer demand for the types of products expected to be deployed caused us to change our assessment of the future pace of recovery. The primary estimates and forecasts that caused the change in our outlook and reduced the fair value of the Telecommunications segment from that measured in 2003 were:

- Revised estimates of future pricing for fiber and cable;
- Revised estimates of demand for premium fiber product; and
- Revised estimates for the long-term worldwide market volume growth.

We estimated the fair value of the Telecommunications segment using a discounted cash flow model based on our current estimates for the long-term growth of the Telecommunications segment, and concluded that the fair value of the Telecommunications segment was below its carrying amount. Accordingly, we recorded an impairment charge of $1,420 million to reduce the carrying value of goodwill to its implied fair value. The goodwill impairment charge was included in restructuring, impairment and other charges and (credits) on the consolidated statement of operations. We updated our Telecommunications segment goodwill test in the fourth quarter of 2004. The result of the test concluded that the fair value of the reporting unit exceeded its book value at that time.

We performed a goodwill impairment test for our Specialty Materials reporting unit in the fourth quarter of 2004. The result of this impairment test indicated that the fair value of our reporting unit exceeded its book value.

9. Goodwill and Other Intangible Assets (concluded)

As discussed in Note 3 (Restructuring, Impairment and Other Charges and (Credits)), in the third quarter of 2004, we completed the sale of our frequency controls business, which was part of the Telecommunications segment. As required by SFAS No. 142, "Goodwill and Other Intangible Assets," we allocated a portion of the Telecommunications segment goodwill balance to the carrying amount of the frequency controls business in determining the loss on disposal. The amount of goodwill to be included in that carrying amount was based on the relative fair value of the business to be disposed and the portion of the Telecommunications segment to be retained. The amount of goodwill allocated to the carrying value of frequency controls business was $30 million.

2003 Assessment

We performed goodwill impairment tests for our Telecommunications and Specialty Materials segment reporting units in the fourth quarter of 2003. The results of our impairment tests indicated that the fair value of each reporting unit exceeded its book value.

In the third quarter we completed the sale of certain photonic technologies assets, which was part of the Telecommunications segment. We allocated a portion of the Telecommunications segment goodwill balance to the carrying amount of the photonic technologies assets in determining the loss on disposal. The amount of goodwill allocated to the photonic technologies assets was $21 million.

Other Intangible Assets

The carrying amount of other intangible assets follows (in millions):

	December 31,					
	2005			2004		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Amortized intangible assets:						
Patents and trademarks	**$143**	**$ 88**	**$55**	$148	$ 79	$ 69
Non-competition agreements	**111**	**111**		118	116	2
Other	**4**	**1**	**3**	4	1	3
Total amortized intangible assets	**258**	**200**	**58**	270	196	74
Unamortized intangible assets:						
Intangible pension assets	**3**		**3**	42		42
Total	**$261**	**$200**	**$61**	$312	$196	$116

Amortized intangible assets are primarily related to the Telecommunications segment. Amortization expense related to these intangible assets is expected to be approximately $11 million in 2006 and 2007, $10 million in 2008, and insignificant thereafter.

As a result of the elimination of the minimum pension liability for Corning's U.S. qualified plan, the related intangible pension asset of $39 million was reversed in 2005.

10. Other Liabilities

Other accrued liabilities follow (in millions):

	December 31,	
	2005	2004
Current liabilities:		
Wages and employee benefits	**$ 325**	$ 291
Asbestos settlement	**513**	315
Income taxes	**165**	153
Customer deposits	**164**	18
Other current liabilities	**341**	399
Other accrued liabilities	**$1,508**	$1,176
Non-current liabilities:		
Asbestos settlement	**$ 152**	$ 144
Customer deposits	**431**	197
Other non-current liabilities	**342**	374
Other liabilities	**$ 925**	$ 715

Asbestos Settlement

The current liability represents the cost of our investment in PCE and the fair value of the 25 million shares of Corning common stock as of December 31, 2005, which will be contributed to the PCC Plan when it becomes effective. As the timing of the settlement of the obligation under this portion of the PCC liability is outside of Corning's control, it is considered a "due on demand" obligation. Accordingly, this portion of the obligation has been classified as a current liability, even though it is possible that the contribution could be made in 2007 or later. The non-current liability represents the net present value of cash payments as of December 31, 2005, which will be contributed to the PCC Plan in six installments beginning one year after the PCC Plan is effective. Refer to Note 7 (Investments) for additional information on the asbestos settlement.

Customer Deposits

In 2005 and 2004, several of Corning's customers entered into long-term purchase and supply agreements in which Corning's Display Technologies segment will supply large-size glass substrates to these customers over periods of up to six years. As part of the agreements, these customers agreed to make advance cash deposits to Corning for a portion of the contracted glass to be purchased.

Upon receipt of the cash deposits made by customers, we record a customer deposit liability. This liability is reduced at the time of future product sales over the life of the agreements. As product is shipped to a customer, Corning recognizes revenue at the selling price and issues credit memoranda for an agreed amount of the customer deposit liability. The credit memoranda are applied against customer receivables resulting from the sale of product, thus reducing operating cash flows in later periods as these credits are applied for cash deposits received in earlier periods.

Customer deposits have been or will be received in the following periods (in millions):

	2004	2005	Estimated 2006 and Beyond	Total
Gross customer deposits received	$204	$457	$278	$939

The majority of customer deposits will be received through 2006. In 2005, we began issuing credit memoranda which totaled $29 million for the year. These credits are not included (netted) in the above amounts.

10. Other Liabilities (concluded)

Customer deposit liabilities were $595 million and $215 million at December 31, 2005 and 2004, respectively, of which $164 million and $18 million, respectively, were recorded in the current portion of other accrued liabilities in our consolidated balance sheets.

In the event customers do not make all customer deposit installment payments or elect not to purchase the agreed upon quantities of product, subject to specific conditions outlined in the agreements, Corning may retain certain amounts of the customer deposits. If Corning does not deliver agreed upon product quantities, subject to specific conditions outlined in the agreements, Corning may be required to return certain amounts of customer deposits.

11. Debt

(In millions):

	December 31,	
	2005	2004
Current portion of long-term debt	**$ 18**	$ 478
Long-term debt		
Euro notes, 5.625%, due 2005		$ 189
Debentures, 7%, due 2007, net of unamortized discount of $15 million in 2004		85
Convertible notes, 4.875%, due 2008		96
Convertible debentures, 3.5%, due 2008		297
Zero coupon convertible debentures, 2%, due 2015, redeemable and callable in 2005		272
Notes, 6.3%, due 2009	**$ 150**	150
Euro notes, 6.25%, due 2010	**355**	408
Debentures, 6.75%, due 2013	**100**	100
Debentures, 5.90%, due 2014	**200**	200
Debentures, callable, 6.05%, due 2015	**100**	
Debentures, 6.20%, due 2016	**200**	200
Debentures, 8.875%, due 2016	**81**	81
Debentures, 8.875%, due 2021	**82**	82
Medium-term notes, average rate 8.1%, due through 2025	**175**	175
Debentures, 6.85%, due 2029	**150**	150
Other, average rate 2.9%, due through 2015	**214**	207
Total long-term debt	**1,807**	2,692
Less current portion of long-term debt	**18**	478
Long-term debt	**$1,789**	$2,214

At December 31, 2005 and 2004, the weighted-average interest rate on short-term borrowings was 2.2% and 2.3%, respectively.

Based on borrowing rates currently available to us for loans with similar terms and maturities, the fair value of long-term debt was $1.9 billion at December 31, 2005, and $2.8 billion at December 31, 2004.

The following table shows debt maturities by year at December 31, 2005 (in millions):

2006	2007	2008	2009	2010	Thereafter
$18	$22	$21	$169	$384	$1,178

11. Debt (continued)

In the first quarter of 2005, we completed negotiations with a group of banks on a new revolving credit facility. Concurrent with the closing of this credit facility, we terminated our previous $2 billion revolving line of credit that was set to expire in August 2005. The new facility provides us access to a $975 million unsecured multi-currency revolving line of credit and expires in March 2010. The facility includes two financial covenants, including a leverage test (debt to capital ratio) and an interest coverage ratio (calculated on the most recent four quarters) and also includes restriction on the declaration of dividends. As of December 31, 2005, we were in compliance with these covenants.

Debt Retirements

During the years ended December 31, 2005, 2004 and 2003, we retired a significant portion of our outstanding notes and debentures as part of a debt reduction program. The debt was retired through a combination of cash repurchases and exchanges for Corning common stock. The following table summarizes the activities related to our debt retirements (in millions):

	Book Value of Debentures Retired	Cash Paid	Shares Issued	Gain (Loss)
2005 activity:				
Convertible debentures, 3.5%, due 2008	**$ 297**	**$ 2**	**31**	
Euro notes, 5.625%, due 2005	**189**	**189**		
Oak 4 7/8% Subordinated notes, due 2008	**96**		**6**	
Debentures, 7% due 2007	**88**	**100**		**$(12)**
Zero coupon convertible debentures, 2%, due 2015	**277**	**277(1)**		**(4)**
Other Loans payable	**11**	**11**		
Total 2005 activity	**$ 958**	**$ 579**	**37**	**$(16)**
2004 activity:				
Convertible debentures, 3.5%, due 2008	$ 368	$ 37	38	$(36)
Zero coupon convertible debentures, 2%, due 2015	119	117		
Other Loans payable	115	115		
Total 2004 activity	$ 602	$ 269	38	$(36)
2003 activity:				
Zero coupon convertible debentures, 2%, due 2015	$1,239	$1,121	6	$ 20
Euro notes, 5.625%, due 2005	67	68		(1)
Other Loans payable	181	181		
Total 2003 activity	$1,487	$1,370	6	$ 19

(1) The zero coupon convertible debentures cash payment includes $23 million of interest.

Issuance of Long-Term Debt

In the second quarter of 2005, we issued $100 million of 6.05% senior unsecured notes for net proceeds of approximately $99 million. The notes mature on June 15, 2015. We may redeem the debentures at any time. The $100 million debt issuance, along with a common stock offering of 20 million shares for net proceeds of approximately $323 million, were issued under our existing $5 billion universal shelf registration statement that became effective in March 2001. At December 31, 2005, our remaining capacity under the shelf registration statement was approximately $2.1 billion.

11. Debt (concluded)

In the first quarter of 2004, we issued $400 million of debentures, of which $200 million aggregate principal amount of 5.90% notes mature on March 15, 2014 and $200 million aggregate principal amount of 6.20% notes mature on March 15, 2016. These debentures were issued under our existing $5 billion universal shelf registration statement, which became effective in March 2001. We realized net proceeds of approximately $396 million from the issuance of these debentures, which was used to fund debt repurchases, capital expenditures and cost of operations.

In 2004, Corning entered into a 10-year loan agreement with a Japanese bank to fund certain capital expansion activities in Japan. An initial loan of approximately $46 million, bearing interest at 2.6%, was received in 2004. A final loan of approximately $48 million, bearing interest at 2.1%, was received in January 2005. The loans will amortize equally from July 2006 through maturity.

12. Employee Retirement Plans

Defined Benefit Plans

We have defined benefit pension plans covering certain domestic and international employees. Our funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the company's long-term funding targets. In 2005, we issued and contributed 10 million shares of Corning common stock, with a value of approximately $199 million, to our domestic defined benefit plan. In 2004, we made a voluntary incremental contribution of $52 million to our domestic and international pension plans.

We use a December 31 measurement date for our domestic defined benefit plans. The measurement dates for our foreign defined benefit pension plans are September 30 and December 31.

In 2000, we amended our U.S. pension plan to include a cash balance pension feature. All salaried and non-union hourly employees hired before July 1, 2000 were given the choice of staying in the existing plan or participating in the cash balance plan beginning January 1, 2001. Salaried employees hired after July 1, 2000 automatically became participants in the new cash balance plan. Under the cash balance plan, employee accounts are credited monthly with a percentage of eligible pay based on age and years of service. Benefits are 100% vested after five years of service.

Corning and certain of its domestic subsidiaries also offer postretirement plans that provide health care and life insurance benefits for retirees and eligible dependents. Certain employees may become eligible for such postretirement benefits upon reaching retirement age. Prior to January 1, 2003, our principal retiree medical plans required retiree contributions each year equal to the excess of medical cost increases over general inflation rates. In response to rising health care costs, effective January 1, 2003, we changed our cost-sharing approach for retiree medical coverage. For current retirees (including surviving spouses) and active employees eligible for the salaried retiree medical program, we are placing a "cap" on the amount we will contribute toward retiree medical coverage in the future. The cap will equal 150% of our 2001 contributions toward retiree medical benefits. Once our contributions toward salaried retiree medical costs reach this cap, impacted retirees will have to pay the excess amount in addition to their regular contributions for coverage.

12. Employee Retirement Plans (continued)

Obligations and Funded Status

The change in benefit obligation and funded status of our employee retirement plans follow (in millions):

	Pension Benefits		Postretirement Benefits	
December 31,	**2005**	2004	**2005**	2004
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$2,365**	$2,095	**$ 767**	$ 829
Service cost	**46**	42	**10**	8
Interest cost	**132**	132	**44**	46
Plan participants' contributions	**2**	2	**5**	4
Amendments			**48**	
Curtailment gain	**(1)**	(4)		
Special termination benefits		1		
Actuarial losses (gains)	**194**	228	**68**	(49)
Benefits paid	**(155)**	(155)	**(68)**	(71)
Foreign currency translation	**(39)**	24		
Benefit obligation at end of year	**2,544**	2,365	**874**	767
Change in Plan Assets				
Fair value of plan assets at beginning of year	**1,978**	1,839		
Actual gain on plan assets	**218**	225		
Employer contributions	**217**	52		
Plan participants' contributions	**2**	2		
Benefits paid	**(155)**	(155)		
Foreign currency translation	**(22)**	15		
Fair value of plan assets at end of year	**2,238**	1,978		
Unfunded status	**(306)**	(387)	**(874)**	(767)
Unrecognized transition asset	**(1)**	(1)		
Unrecognized prior service cost (credit)	**37**	44	**(19)**	(72)
Unrecognized actuarial loss	**623**	537	**235**	176
Recognized asset (liability)	**$ 353**	$ 193	**$(658)**	$(663)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	**$ 456**	$ 287		
Accrued benefit liability	**(103)**	(94)	**$(658)**	$(663)
Additional minimum liability	**(56)**	(417)		
Intangible asset	**3**	42		
Accumulated other comprehensive loss	**53**	375		
Recognized asset (liability)	**$ 353**	$ 193	**$(658)**	$(663)

The accumulated benefit obligation for defined benefit pension plans was $2.0 billion and $2.3 billion at December 31, 2005 and 2004, respectively.

The following information is presented for pension plans where the projected benefit obligation as of December 31, 2005 and 2004 exceeded the fair value of plan assets (in millions):

	December 31,	
	2005	2004
Projected benefit obligation	**$2,544**	$2,365
Fair value of plan assets	**2,238**	1,978

2005 Financials

12. Employee Retirement Plans (continued)

The following information is presented for pension plans where the accumulated benefit obligation as of December 31, 2005 and 2004 exceeded the fair value of plan assets (in millions):

	December 31,	
	2005	2004
Accumulated benefit obligation	**$220**	$2,076
Fair value of plan assets	**7**	1,798

The components of net periodic benefit expense for our employee retirement plans follow (in millions):

	Pension Benefits			Postretirement Benefits		
Years ended December 31,	**2005**	2004	2003	**2005**	2004	2003
Service cost	**$ 46**	$ 42	$ 33	**$10**	$ 8	$ 9
Interest cost	**132**	132	126	**43**	46	48
Expected return on plan assets	**(154)**	(147)	(146)			
Amortization of net loss	**29**	21	9	**9**	7	5
Amortization of prior service cost (credit)	**7**	9	9	**(4)**	(6)	(6)
Net periodic benefit expense	**60**	57	31	**58**	55	56
Discontinued operation						
Curtailment loss (gain)	**1**	(1)	9			(5)
Special termination benefits	**1**	1	15			10
Total expense	**$ 62**	$ 57	$ 55	**$58**	$55	$61

Additional information on our pension plan follows (in millions):

	Pension Benefits	
	2005	2004
(Decrease) increase in minimum liability included in other comprehensive income (loss), after tax	**$(221)**[(1)]	$126[(1)]

(1) Includes $12 million after-tax increase in minimum liability included in other comprehensive income related to an investment accounted for under the equity method.

In 2005, Corning used a specific bond matching/spot rate yield curve model for estimating the appropriate discount rate for pension and postretirement benefit assumptions. This model develops a hypothetical yield curve and associated spot rate curve to discount the plan's projected benefit payments and match payment durations. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value. The yield curve is based on actual high-quality corporate bonds across the full maturity spectrum. The curve is developed from yields on approximately 550-600 Moody's Aa-graded, non-callable bonds. The highest and lowest 10th percentile yields are excluded from the curve in order to eliminate outliers in the bond population. We believe such method provides a better estimate of the pension and postretirement benefit discount rates.

Prior to 2005, Corning used a benchmark index technique to establish an appropriate discount rate. The Moody's Aa Corporate Bond Index was the starting point for previous years' discount rate assumptions. It was then adjusted upward to restate the rate from a semi-annual coupon basis to an annual discount rate basis. The composite duration of the cash flows for our benefits obligation was comparable to the Moody's Aa benchmark. This method was consistently applied since the adoption of FAS 87 in 1988 and FAS 106 in 2002.

Measurement of postretirement benefit expense is based on assumptions used to value the postretirement benefit obligation at the beginning of the year.

12. Employee Retirement Plans (continued)

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension Benefits						Postretirement Benefits		
	Domestic			International			Domestic		
	2005	2004	2003	**2005**	2004	2003	**2005**	2004	2003
Discount rate	**5.50%**	5.75%	6.25%	**4.52%**	5.21%	5.29%	**5.50%**	5.75%	6.25%
Rate of compensation increase	**4.50%**	4.50%	4.50%	**3.73%**	3.58%	3.34%	**4.50%**	4.50%	4.50%

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 follow:

	Pension Benefits						Postretirement Benefits		
	Domestic			International			Domestic		
	2005	2004	2003	**2005**	2004	2003	**2005**	2004	2003
Discount rate	**5.75%**	6.25%	6.75%	**5.27%**	5.33%	5.79%	**5.75%**	6.25%	6.75%
Expected return on plan assets	**8.50%**	8.50%	8.50%	**7.22%**	7.41%	7.95%			
Rate of compensation increase	**4.50%**	4.50%	4.50%	**3.42%**	3.42%	3.89%	**4.50%**	4.50%	4.50%

The expected rate of return on plan assets was determined based on the current interest rate environment and historical market premiums relative to fixed income rates of equity and other asset classes and adjusted for active management of certain portions of the portfolio.

Assumed Health Care Trend Rates at December 31	2005	2004
Health care cost trend rate assumed for next year	**10%**	9%
Rate that the cost trend rate gradually declines to	**5%**	5%
Year that the rate reaches the ultimate trend rate	**2010**	2009

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on annual total of service and interest cost	$ 4.0	$ (3.3)
Effect on postretirement benefit obligation	$47.5	$(42.3)

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued Staff Position (FSP) No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP No. 106-1), which provides guidance on how companies should account for the impact of the Act on its postretirement health care plans. To encourage employers to retain or provide postretirement drug benefits, beginning in 2006 the federal government will provide non-taxable subsidy payments to employers that sponsor prescription drug benefits to retirees that are "actuarially equivalent" to the Medicare benefit. Corning has determined that its postretirement health care plans' prescription drug benefits are actuarially equivalent to Medicare Part D benefits to be provided under the Act. Effective in the third quarter of 2004, Corning prospectively adopted the accounting guidance of FSP No. 106-2, which reduced our postretirement health care and life insurance plans' accumulated postretirement benefit obligation by $73 million and the related annual expense by $10 million. For 2004, our postretirement benefit expense decreased $5 million reflecting the adoption of this accounting guidance.

12. Employee Retirement Plans (continued)

Plan Assets

The weighted-average asset allocation for domestic and international pension plans at December 31, 2005 and December 31, 2004 by asset category were as follows:

	Plan Assets At December 31,	
	2005	2004
Equity Securities	**40%**	50%
Fixed Income Securities	**42%**	35%
Real Estate	**5%**	7%
Other	**13%**	8%
Total	**100%**	100%

The total fair value of domestic plan assets at December 31, 2005 was $2,040 million and the expected long-term rate of return on these assets was 8.5%.

We have an investment policy for domestic and international pension plans with a primary objective to adequately provide for both the growth and liquidity needed to support all current and future benefit payment obligations. For domestic plans, the investment strategy is to invest in a diversified portfolio of assets which are expected to satisfy the above objective and produce both absolute and risk adjusted returns competitive with a benchmark that for domestic plans is 60% Russell 3000 Index, 20% Lehman Long Government/Credit Index and 20% Lehman Long Credit Index. For international plans, the investment strategy is the same as for domestic plans and the benchmark is a composite of 50% equities and 50% fixed income indexes. The strategy includes the following target asset allocation:

	Domestic	International
Equity Securities	39%	48%
Fixed Income Securities	40%	49%
Real Estate	6%	
Other	15%	3%
Total	100%	100%

A tactical allocation mandate, which is part of the overall investment strategy, allows the actual domestic allocation in equity securities to be reduced by maximum of 6% relative to the total based on market valuations.

Equity securities include Corning common stock in the amount of $11 million (0.5% of total plan assets) and $7 million (0.4% of total plan assets) at December 31, 2005 and 2004, respectively.

Cash Flow Data

We anticipate making voluntary contributions of approximately $35 million in cash to our domestic and international pension plans in 2006.

12. Employee Retirement Plans (concluded)

The following reflects the gross benefit payments which are expected to be paid for the domestic and international plans and the gross amount of annual Medicare Part D federal subsidy expected to be received (in millions):

	Expected Benefit Payments		Expected Federal Subsidy Payments
	Pension Benefits	Postretirement Benefits	Post Retirement Benefits
2006	$153	$ 76	$ 6
2007	$150	$ 81	$ 7
2008	$149	$ 84	$ 8
2009	$147	$ 87	$ 8
2010	$148	$ 90	$ 9
Years 2011–2015	$781	$475	$49

Other Benefit Plans

We offer defined contribution plans covering employees meeting certain eligibility requirements. On January 1, 2003, we reduced our matching contributions to the domestic Corning Incorporated Investment Plan by 2.5% of pay for all salaried employees. This reduction was temporary, and we increased our contributions to prior levels effective January 1, 2004. Total consolidated defined contribution plan expense was $34 million, $28 million and $24 million for the years ended December 31, 2005, 2004 and 2003, respectively.

13. Commitments, Contingencies, and Guarantees

Commitments, Contingencies and Guarantees

FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), requires a company, at the time a guarantee is issued, to recognize a liability for the fair value or market value of the obligation it assumes. In the normal course of our business, we do not routinely provide significant third-party guarantees. Generally, third-party guarantees provided by Corning are limited to certain financial guarantees, including stand-by letters of credit and performance bonds, and the incurrence of contingent liabilities in the form of purchase price adjustments related to attainment of milestones. These guarantees have various terms, and none of these guarantees are individually significant.

Minimum rental commitments under leases outstanding at December 31, 2005 follow (in millions):

2006	2007	2008	2009	2010	2011 and thereafter
$39	$51	$41	$19	$16	$62

Total rental expense was $67 for 2005, $54 million for 2004 and $66 million for 2003.

The ability of certain subsidiaries and associated companies to transfer funds is limited by provisions of foreign government regulations, affiliate agreements and certain loan agreements. At December 31, 2005, the amount of equity subject to such restrictions for consolidated subsidiaries totaled $208 million. While this amount is legally restricted, it does not result in operational difficulties since we have generally permitted subsidiaries to retain a majority of equity to support their growth programs. In addition, we have provided other financial guarantees and contingent liabilities in the form of stand-by letters of credit and performance bonds. We have agreed to provide a credit facility related to Dow Corning as discussed in Note 7 (Investments). The funding of the Dow Corning credit facility will be required only if Dow Corning is not otherwise able to meet its scheduled funding obligations in its confirmed Bankruptcy Plan. The purchase obligations primarily represent raw material and energy-related take-or-pay contracts. We believe a significant majority of these guarantees and contingent liabilities will expire without being funded.

13. Commitments, Contingencies, and Guarantees (concluded)

The amounts of our obligations follow (in millions):

		Amount of commitment and contingency expiration per period				
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 years and thereafter
Performance bonds and guarantees	$ 112	$ 36	$ 2	$ 1		$ 73
Credit facilities for equity companies	165				$ 15	150
Stand-by letters of credit(1)	47	47				
Loan guarantees	15					15
Subtotal of commitment expirations per period	$ 339	$ 83	$ 2	$ 1	$ 15	$ 238
Purchase obligations	219	180	33	2	2	2
Capital expenditure obligations(2)	328	328				
Total debt(3)	1,792	18	22	21	169	1,562
Minimum rental commitments	228	39	51	41	19	78
Interest on long-term debt(4)	1,185	110	109	109	104	753
Subtotal of contractual obligation payments due by period	$3,752	$675	$215	$173	$294	$2,395
Total commitments and contingencies	**$4,091**	**$758**	**$217**	**$174**	**$309**	**$2,633**

(1) At December 31, 2005, $34 million of the $47 million was included in other accrued liabilities on our consolidated balance sheets.

(2) Capital expenditure obligations, primarily related to our Display Technologies segment expansions, are included on our balance sheet.

(3) At December 31, 2005, $1,807 million was included on our balance sheet. Amounts above are stated at their maturity value.

(4) The estimate of interest payments assumes interest is paid through the date of maturity/expiration of the related debt, based upon stated rates in the respective debt instruments.

Corning is a defendant in various lawsuits, including environmental, product-related suits, the Dow Corning and PCC matters discussed in Note 7 (Investments), and is subject to various claims which arise in the normal course of business. In the opinion of management, the likelihood that the ultimate disposition of these matters will not have a material adverse effect on Corning's consolidated financial position, liquidity or results of operations.

We have been named by the Environmental Protection Agency under the Superfund Act, or by state governments under similar state laws, as a potentially responsible party for 11 active hazardous waste sites. Under the Superfund Act, all parties who may have contributed any waste to a hazardous waste site, identified by such Agency, are jointly and severally liable for the cost of cleanup unless the Agency agrees otherwise. It is our policy to accrue for the estimated liability related to Superfund sites and other environmental liabilities related to property owned and operated by us based on expert analysis and continual monitoring by both internal and external consultants. We have accrued approximately $13 million (undiscounted) for the estimated liability for environmental cleanup and related litigation at December 31, 2005. Based upon the information developed to date, we believe that the accrued amount is a reasonable estimate of our liability and that the risk of an additional loss in an amount materially higher than that accrued is remote.

14. Hedging Activities

We operate and conduct business in many foreign countries and as a result are exposed to movements in foreign currency exchange rates. Our exposure to exchange rate effects includes:

- exchange rate movements on financial instruments and transactions denominated in foreign currencies which impact earnings, and
- exchange rate movements upon conversion of net assets in foreign subsidiaries for which the functional currency is not the U.S. dollar, which impact our net equity.

Our most significant foreign currency exposures relate to Japan, Korea, Taiwan and western European countries. We selectively enter into foreign exchange forward and option contracts with durations generally 15 months or less to hedge our exposure to exchange rate risk on foreign source income and purchases. The hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. The objective of these contracts is to neutralize the impact of exchange rate movements on our operating results.

We engage in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with gains and losses of the hedge contracts. Because the impact of movements in foreign exchange rates on the value of hedge contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from currency exchange rate fluctuations.

The following table summarizes the notional amounts and respective fair values of Corning's derivative financial instruments, which mature at varying dates, at December 31, 2005 (in millions):

	Notional Amount	Fair Value
Foreign exchange forward contracts	$829	$11
Foreign exchange option contracts	$374	$10

The forward and option contracts we use in managing our foreign currency exposures contain an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions with which we have other financial relationships. We are exposed to potential losses in the event of non-performance by these counterparties; however, we do not expect to record any losses as a result of counterparty default. We do not require and are not required to place collateral for these financial instruments.

In the second quarter of 2005, Corning began using derivative instruments (forwards) to limit the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities. These derivative instruments are not designated as hedging instruments for accounting purposes and, as such, are referred to as undesignated hedges. Changes in the fair value of undesignated hedges are recorded in current period earnings in the other income, net component, along with the foreign currency gains and losses arising from the underlying monetary assets or liabilities, in the consolidated statement of operations. At December 31, 2005, the notional amount of the undesignated derivatives was $366 million.

Cash Flow Hedges

Corning has cash flow hedges that relate to foreign exchange forward and option contracts. The critical terms of each cash flow hedge are identical to the critical terms of the hedged item. Therefore, Corning utilizes the critical terms test under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the presumption is that there is no hedge ineffectiveness as long as the critical terms of the hedge and the hedged item do not change. During the life of each hedge, the critical terms of the hedge and the hedged item did not change. We did not have any gain or loss from hedge ineffectiveness. We did not exclude any components of a hedge's gain or loss from the assessment of hedge effectiveness.

14. Hedging Activities (concluded)

Corning defers net gains and losses from cash flow hedges into accumulated other comprehensive income (loss) on the consolidated balance sheet, until such time as the hedged item impacts earnings. At that time Corning reclassifies net gains and losses from cash flow hedges into the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded, typically sales or cost of sales. Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item impacts earnings. At December 31, 2005, the amount of net gains expected to be reclassified into earnings within the next 12 months is $22 million.

Fair Value Hedges

In March and April of 2002, we entered into three interest rate swaps that are fair value hedges and economically exchanged a notional amount of $275 million of fixed rate long-term debt to floating rate debt. Under the terms of the swap agreements, we paid the counterparty a floating rate that is indexed to the six month LIBOR rate and received the fixed rates of 8.3% to 8.875%, which are the stated interest rates on the long-term debt instruments. As a result of these transactions, Corning was exposed to the impact of interest rate changes.

Each fair value hedge (swap) had identical terms to the critical terms of the hedged item. Therefore, Corning utilized the short-cut method allowed under FAS 133 which presumes that there is no hedge ineffectiveness as long as the critical terms of the hedge and the hedged item do not change. During the life of each hedge, the critical terms of the hedge and the hedged item did not change. We did not have any gain or loss from hedge ineffectiveness. We did not exclude any components of a hedge's gain or loss from the assessment of hedge ineffectiveness.

In 2004 and 2003, we terminated the interest rate swap agreements described above. The termination of these swaps resulted in gains of $5 million in 2004 and $15 million in 2003 which we will amortize to earnings as a reduction of interest expense over the remaining life of the debt. The cash proceeds from the termination of the swaps total $8 million in 2004 and $17 million in 2003 and are included in the financing section of our consolidated statement of cash flows.

Corning records net gains and losses from fair value hedges into the same line item of the consolidated statement of operations as where the effects of the hedged item are recorded.

Net Investment in Foreign Operations

We have issued foreign currency denominated debt that has been designated as a hedge of the net investment in a foreign operation. The effective portion of the changes in fair value of the debt is reflected as a component of other accumulated comprehensive income (loss) as part of the foreign currency translation adjustment. Net losses included in the cumulative translation adjustment at December 31, 2005 and 2004, were $107 million and $166 million, respectively.

15. Shareholders' Equity

The following table presents changes in capital stock for the period from January 1, 2003 to December 31, 2005 (in millions):

	Series C Preferred Stock		Common Stock		Treasury Stock	
	Shares	Par Value	Shares	Par Value	Shares	Cost
Balance at December 31, 2002	2	$155	1,267	$634	(70)	$(702)
Shares issued in equity offerings			95	47		
Conversion of preferred stock	(1)	(70)	35	18		
Shares issued to benefit plans					6	65
Shares issued in debt retirement					6	65
Other			4	2		(2)
Balance at December 31, 2003	1	$ 85	1,401	$701	(58)	$(574)
Conversion of preferred stock		(21)	11	5		
Shares issued to benefit plans					4	36
Shares issued in debt retirement					38	379
Other			12	6		(3)
Balance at December 31, 2004	1	$ 64	1,424	$712	(16)	$(162)
Shares issued in equity offerings			20	10		
Conversion of preferred stock	(1)	(64)	32	16		
Shares issued to benefit plans			39	20		1
Shares issued in debt retirement			37	18		
Other						(7)
Balance at December 31, 2005			**1,552**	**$776**	**(16)**	**$(168)**

Preferred Stock

We have designated 2.4 million shares as Series A Junior Participating Preferred Stock for which no shares have been issued. In June 1996, the Board of Directors approved the renewal of the Preferred Share Purchase Right Plan, which entitles shareholders to purchase 0.01 of a share of Series A Junior Participating Preferred Stock upon the occurrence of certain events. In addition, the rights entitle shareholders to purchase shares of common stock at a 50% discount in the event a person or group acquires 20% or more of our outstanding common stock. The preferred share purchase rights became effective July 15, 1996 and expire July 15, 2006.

On the mandatory conversion date of August 16, 2005, the remaining shares of our 7.00% Series C Mandatory Convertible Preferred Stock were converted into Corning common stock at a conversion rate of 50.813 shares of common stock for each preferred share. Upon conversion of the preferred shares, we issued 31 million shares of Corning common stock resulting in an increase to equity of $62 million. The Series C mandatory convertible preferred stock had a liquidation preference of $100 per share, plus accrued and unpaid dividends.

15. Shareholders' Equity (concluded)

Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss) follow (in millions):

	Foreign currency translation adjustment	Minimum pension liability adjustment	Net unrealized gains (losses) on investments	Net unrealized gains (losses) on cash flow hedges	Accumulated other comprehensive (loss) income
December 31, 2002	$ 9	$(173)	$ 2	$ (8)	$(170)
Foreign currency translation adjustment (net of tax of $38 million)	239				239
Minimum pension liability adjustment (net of tax of $(18) million)[1]		26			26
Net unrealized gain on investments (net of tax of $3 million)			1		1
Unrealized derivative loss on cash flow hedges (net of tax of $4 million)				(30)	(30)
Reclassification adjustments on cash flow hedges (net of tax of $4 million)				32	32
Balance at December 31, 2003	$ 248	$(147)	$ 3	$ (6)	$ 98
Foreign currency translation adjustment[2]	174				174
Minimum pension liability adjustment[1][2]		(126)			(126)
Net unrealized gain on investments[2]			8		8
Unrealized derivative loss on cash flow hedges[2]				(19)	(19)
Reclassification adjustments on cash flow hedges[2]				13	13
Balance at December 31, 2004	$ 422	$(273)	$ 11	$(12)	$ 148
Foreign currency translation adjustment[2]	(248)				(248)
Minimum pension liability adjustment[1][3]		246			246
Net unrealized loss on investments[4]			(13)		(13)
Unrealized derivative gain on cash flow hedges[2]				23	23
Reclassification adjustments on cash flow hedges[2]				21	21
Balance at December 31, 2005	**$ 174**	**$ (27)**	**$ (2)**	**$ 32**	**$ 177**

(1) Includes adjustments from Dow Corning.

(2) Zero tax effect for 2004 and 2005. Refer to Note 6 (Income Taxes) for an explanation of Corning's tax paying position.

(3) Net of tax effect of $84 million in 2005.

(4) Net of tax effect of $2 million in 2005.

16. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per common share assumes the issuance of common shares for all potentially dilutive securities outstanding. Since we reported a loss from continuing operations in 2004 and 2003, the diluted loss per common share is the same as the basic loss per common share, as any potentially dilutive securities would reduce the loss per common share from continuing operations.

The reconciliation of the amounts used to compute basic and diluted loss per common share from continuing operations follows (in millions, except per share amounts):

	For the years ended December 31,								
	2005			2004			2003		
	Income	**Weighted-Average Shares**	**Per Share Amount**	Loss	Weighted-Average Shares	Per Share Amount	Loss	Weighted-Average Shares	Per Share Amount
Basic earnings (loss) per common share	**$585**	**1,464**	**$0.40**	$(2,185)	1,386	$(1.57)	$(223)	1,274	$(0.18)
Effect of dilutive securities:									
Stock compensation awards		**41**							
7% mandatory convertible preferred stock[1]		**20**							
3.5% convertible debentures	**3**	**10**							
Diluted Earnings (Loss) Per Common Share	**$588**	**1,535**	**$0.38**	$(2,185)	1,386	$(1.57)	$(223)	1,274	$(0.18)

(1) On the mandatory conversion date of August 16, 2005, the remaining shares of our 7.00% Series C Mandatory Convertible Preferred Stock were converted into Corning common stock at a conversion rate of 50.813 shares of common stock for each preferred share. Upon conversion of the preferred shares, we issued 31 million shares of Corning common stock resulting in an increase to equity of $62 million.

The following potential common shares were excluded from the calculation of diluted loss per common share due to their anti-dilutive effect or, in the case of stock options, because their exercise price was greater than the average market price for the periods presented (in millions):

	For the years ended December 31,		
	2005	2004	2003
Potential common shares excluded from the calculation of diluted loss per share:			
Stock options		34	19
7% mandatory convertible preferred stock[1]		36	65
3.5% convertible debentures		41	69
4.875% convertible notes[2]	**4**	6	6
Zero coupon convertible debentures	**2**	3	10
Total	**6**	120	169
Stock options excluded from the calculation of diluted loss per share because the exercise price was greater than the average market price of the common shares	**47**	59	76

(1) On the mandatory conversion date of August 16, 2005, the remaining shares of our 7.00% Series C Mandatory Convertible Preferred Stock were converted into Corning common stock at a conversion rate of 50.813 shares of common stock for each preferred share. Upon conversion of the preferred shares, we issued 31 million shares of Corning common stock resulting in an increase to equity of $62 million.

(2) In the third quarter of 2005, substantially all holders of our $96 million outstanding Oak 4 7/8% subordinated notes elected to convert their notes into Corning common stock. The conversion ratio was 64.41381 shares of Corning common stock for each $1,000 principal amount of notes. Upon the conversion of these notes, we issued 6 million shares of Corning common stock resulting in an increase to equity of $95 million.

17. Stock Compensation Plans

At December 31, 2005, our stock compensation programs are in accordance with the 2005 Employee Equity Participation Program and 2003 Equity Plan for Non-Employee Directors Program. Any ungranted shares from prior years will be available for grant in the current year. At December 31, 2005, 111 million shares are available under these programs for 2006. Any remaining shares available for grant, but not yet granted, will be carried over and used in the following year.

Stock Option Plans

Our stock option plans provide non-qualified and incentive stock options to purchase authorized but unissued or treasury shares at the market price on the grant date and generally become exercisable in installments from one to five years from the grant date. The maximum term of non-qualified and incentive stock options is 10 years from the grant date.

Changes in the status of outstanding options follow:

	Number of Shares (in thousands)	Weighted-Average Exercise Price
Options outstanding January 1, 2003	97,327	$26.47
Options granted under plans	40,953	$ 5.85
Options exercised	(1,547)	$ 6.75
Options terminated	(1,381)	$16.26
Options outstanding December 31, 2003	135,352	$20.58
Options granted under plans	13,625	$11.98
Options exercised	(8,401)	$ 6.15
Options terminated	(1,553)	$27.49
Options outstanding December 31, 2004	139,023	$20.43
Options granted under plans	10,141	$14.87
Options exercised	(24,360)	$ 8.72
Options terminated	(4,300)	$39.23
Options outstanding December 31, 2005	**120,504**	**$21.67**
Options exercisable at December 31, 2005	**97,015**	**$24.55**
Options exercisable at December 31, 2004	108,126	$24.22
Options exercisable at December 31, 2003	72,867	$27.47

The weighted-average fair value of options granted was $6.18 in 2005, $4.99 in 2004 and $3.82 in 2003.

17. Stock Compensation Plans (continued)

The following table summarizes information about our stock option plans at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2005 (in thousands)	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable at December 31, 2005 (in thousands)	Weighted-Average Exercise Price
$ 1.54 to 3.80	11,761	5.4	$ 3.28	4,157	$ 2.36
$ 4.06 to 6.93	15,775	7.0	$ 4.79	13,674	$ 4.85
$ 7.08 to 9.95	24,049	6.1	$ 8.44	23,846	$ 8.45
$ 10.05 to 15.87	27,255	7.7	$12.66	16,521	$13.02
$ 16.02 to 29.58	14,087	6.1	$20.20	11,275	$20.06
$ 30.01 to 59.35	11,518	4.7	$46.86	11,483	$46.86
$ 60.24 to 74.09	15,566	4.6	$69.31	15,566	$69.31
$76.03 to 111.00	493	4.7	$92.23	493	$92.23
	120,504	6.3	$21.67	97,015	$24.55

Incentive Stock Plans

The Corning Incentive Stock Plan permits stock grants, either determined by specific performance goals or issued directly, in most instances, subject to the possibility of forfeiture and without cash consideration. Shares under the Incentive Stock Plan are generally granted at-the-money, contingently vest over a period of 1 to 10 years, and have contractual lives of 1 to 10 years.

In 2005, 2004 and 2003, grants of 2,726,000 shares, 3,051,000 shares and 1,842,000 shares, respectively, were made under this plan. The weighted-average price of the grants was $17.70 in 2005, $12.57 in 2004 and $10.61 in 2003, respectively. A total of 7.6 million shares issued remained subject to forfeiture at December 31, 2005.

We apply APB 25 accounting for our stock-based compensation plans. Compensation expense is recorded for awards of shares or share rights over the period earned. Compensation expense of $37 million, $5 million and $1 million, net of tax, was recorded in 2005, 2004 and 2003, respectively.

SFAS 123 requires that reload options be treated as separate grants from the related original option grants. Under our reload program, upon exercise of an option, employees may tender unrestricted shares owned at the time of exercise to pay the exercise price and related tax withholding, and receive a reload option covering the same number of shares tendered for such purposes at the market price on the date of exercise. The reload options vest in one year and are only granted in certain circumstances according to the original terms of the option being exercised. The existence of the reload feature results in a greater number of options being measured.

For purposes of SFAS 123 disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model through November 30, 2005. For options granted after that time, the fair value is estimated using a lattice-based option valuation model.

The following are weighted-average inputs for the Black-Scholes option-pricing model used for grants under our stock plans through November 2005 and in 2004, and 2003, respectively:

	2005	2004	2003
Expected life in years	**4**	4	5
Risk free interest rate	**3.8%**	3.4%	2.9%
Expected volatility	**50%**	50%	79%

17. Stock Compensation Plans (concluded)

During 2004, Corning updated its analysis of the historical stock exercise behavior of its employees, among other relevant factors, and determined that the best estimate of the stock options' expected term granted in 2004 was 4 years, compared to our previous expected term estimate of 5 years. Additionally, Corning used a 10-year mean reversion analysis, as allowed by SFAS 123, to determine the volatility assumption also used to estimate the fair value of options granted in 2004. Prior to 2004, Corning used historical trailing volatility for a period equal to the expected term of our stock options. Corning believes a mean reversion analysis provides a better estimate of future volatility expectations.

The lattice-based valuation model, used to estimate the fair values of option and restricted stock grants after November 30, 2005, incorporates the assumptions (including ranges of assumptions) noted in the table below. Expected volatilities are based on implied volatilities from traded options on Corning's stock, historical volatility of Corning's stock, and other factors.

In estimating option grant fair value under the lattice based model, Corning uses historical data to estimate future option exercise and employee termination within the valuation model and separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived using a regression model and represents the period of time that options granted are expected to be outstanding. The range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following inputs for the lattice-based valuation model were used for option grants under our Stock Option Plans since December 1, 2005:

	2005
Expected volatility	**37–53%**
Weighted-average volatility	**49%**
Expected dividends	**0**
Expected term (in years)	**3.7–4.9**
Risk-free rate	**1.0–9.7%**
Expected time to exercise (in years)	**2.5–3.6**
Pre-vesting departure rate	**3%**
Post vesting departure rates	**10–16%**

The fair value of each restricted stock grant under the Incentive Stock Plans after November 30, 2005 was estimated on the date of grant using the lattice valuation model and for performance based grants assumes that performance goals will be achieved. The assumptions for annual departure probability used in estimating Incentive Stock grant fair values are the same as those noted in the table above related to grants under our Stock Option Plans, for stock issued since December 1, 2005. The expected term for grants under the Incentive Stock Plans is 1 to 10 years.

Worldwide Employee Share Purchase Plan

In addition to the Stock Option Plan and Incentive Stock Plans, we have a Worldwide Employee Share Purchase Plan (WESPP). Under the WESPP, substantially all employees can elect to have up to 10% of their annual wages withheld to purchase our common stock. The purchase price of the stock is 85% of the lower of the beginning-of-quarter or end-of-quarter closing market price.

18. Operating Segments

Corning conducts its worldwide operations through operating segments, which are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our Chief Operating Decision Making group (CODM) is comprised of the president and chief executive officer, vice chairman and chief financial officer, chief operating officer, executive vice president-chief administrative officer, executive vice president-chief technology officer, and senior vice president and operations chief of staff.

Our reportable operating segments follow:

- Display Technologies – manufactures liquid crystal display glass for flat panel displays;
- Telecommunications – manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry;
- Environmental Technologies – manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences – manufactures glass and plastic consumables for scientific applications.

The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.

All other operating segments that do not meet the quantitative threshold for separate reporting (e.g., Specialty Materials, Ophthalmic and Conventional Video Components), certain corporate investments (e.g. Dow Corning and Steuben), discontinued operations, and unallocated expenses (including other corporate items) have been grouped as "Unallocated and Other." Unallocated expenses include: gains or losses on repurchases and retirement of debt; charges related to the asbestos litigation; restructuring and impairment charges related to the corporate research and development or staff organizations; and charges for increases in our tax valuation allowance. Unallocated and Other also represents the reconciliation between the totals for the reportable segments and our consolidated operating results.

We prepared the financial results for our reportable segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We include the earnings of equity affiliates that are closely associated with our operating segments in the respective segment's net income. We have allocated certain common expenses among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These expenses include interest, taxes and corporate functions. Segment net income may not be consistent with measures used by other companies. The accounting policies of our reportable segments are the same as those applied in the consolidated financial statements. Revenue attributed to geographic areas is based on the location of the customer.

18. Operating Segments (continued)

Geographic Concentration

A significant amount of specialized manufacturing capacity for our Display Technologies segment is concentrated in Asia. It is at least reasonably possible that the use of a facility located outside of an entity's home country could be disrupted. Due to the specialized nature of the assets, it would not be possible to find replacement capacity quickly. Accordingly, loss of the facility could produce a near-term severe impact to our display business and the company as a whole.

	Display Technologies	Telecom-munications	Environmental Technologies	Life Sciences	Unallocated and Other	Consolidated Total
For the year ended December 31, 2005						
Net sales	$1,742	$ 1,623	$580	$282	$ 352	$ 4,579
Depreciation[1]	$ 186	$ 172	$ 72	$ 21	$ 48	$ 499
Amortization of purchased intangibles		$ 13				$ 13
Research, development and engineering expenses[2]	$ 121	$ 96	$114	$ 53	$ 59	$ 443
Restructuring, impairment and other charges and (credits)[8]		$ (47)			$ 9	$ (38)
Interest expense[3]	$ 55	$ 30	$ 20	$ 4	$ 7	$ 116
(Provision) benefit for income taxes[9]	$ (151)	$ 4	$ 7	$ 6	$ (444)	$ (578)
Income (loss) before minority interests and equity (losses) earnings[4]	$ 679	$ 29	$ (26)	$ (25)	$ (663)	$ (6)
Minority interests[5]		2			(9)	(7)
Equity in earnings of associated companies, net of impairments[6]	416	5			177	598
Net income (loss)	$1,095	$ 36	$ (26)	$ (25)	$ (495)	$ 585
Investment in associated companies, at equity	$ 860	$ 11	$ 31		$ 791	$ 1,693
Segment assets[7]	$3,626	$ 1,153	$726	$137	$ 5,533	$11,175
Capital expenditures	$1,250	$ 43	$171	$ 17	$ 72	$ 1,553
For the year ended December 31, 2004						
Net sales	$1,113	$ 1,539	$548	$304	$ 350	$ 3,854
Depreciation[1]	$ 131	$ 204	$ 65	$ 22	$ 63	$ 485
Amortization of purchased intangibles		$ 37			$ 1	$ 38
Research, development and engineering expenses[2]	$ 83	$ 90	$ 87	$ 38	$ 57	$ 355
Restructuring, impairment and other charges and (credits)		$ 1,798			$ (9)	$ 1,789
Interest expense[3]	$ 52	$ 50	$ 22	$ 5	$ 12	$ 141
(Provision) benefit for income taxes	$ (146)	$ 29		$ (6)	$ (908)	$(1,031)
Income (loss) before minority interests and equity (losses) earnings[4]	$ 258	$(1,862)	$ 3	$ 12	$(1,022)	$(2,611)
Minority interests[5]		2			(19)	(17)
Equity in earnings of associated companies, net of impairments[6]	288	(33)	1		187	443
Income from discontinued operations					20	20
Net income (loss)	$ 546	$(1,893)	$ 4	$ 12	$ (834)	$(2,165)
Investment in associated companies, at equity	$ 582	$ 23	$ 31		$ 787	$ 1,423
Segment assets[7]	$2,470	$ 1,341	$587	$123	$ 5,189	$ 9,710
Capital expenditures	$ 640	$ 32	$124	$ 11	$ 50	$ 857
For the year ended December 31, 2003						
Net sales	$ 595	$ 1,426	$476	$281	$ 312	$ 3,090
Depreciation[1]	$ 110	$ 246	$ 80	$ 38	$ 6	$ 480
Amortization of purchased intangibles		$ 37				$ 37
Research, development and engineering expenses[2]	$ 55	$ 120	$ 87	$ 28	$ 54	$ 344
Restructuring, impairment and other charges and (credits)		$ (36)			$ 147	$ 111
Interest expense[3]	$ 39	$ 75	$ 19	$ 5	$ 16	$ 154
(Provision) benefit for income taxes	$ (45)	$ 78	$ (5)	$ (7)	$ 233	$ 254
Income (loss) before minority interests and equity (losses) earnings[4]	$ 91	$ (158)	$ 9	$ 14	$ (461)	$ (505)
Minority interests[5]					73	73
Equity in earnings of associated companies, net of impairments[6]	144	(11)			76	209
Net income (loss)	$ 235	$ (169)	$ 9	$ 14	$ (312)	$ (223)
Investment in associated companies, at equity	$ 299	$ 59	$ 30		$ 590	$ 978
Segment assets[7]	$1,297	$ 1,848	$485	$111	$ 7,011	$10,752
Capital expenditures	$ 251	$ 15	$ 69	$ 7	$ 24	$ 366

18. Operating Segments (continued)

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment. Related depreciable assets are not allocated to segment assets.

(2) Non-direct research, development and engineering expenses are allocated to segments based upon direct project spending for each segment.

(3) Interest expense is allocated to segments based on a percentage of segment net operating assets.

(4) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.

(5) Minority interests include the following restructuring, impairment and other charges and (credits):
- In 2004, gains from the sale of assets of Corning Asahi Video (CAV) in excess of assumed salvage value of $17 million, and reversals of CAV severance reserves of $2 million.
- In 2003, impairment charges for long-lived assets of CAV and exit costs of $57 million.

(6) Equity in earnings of associated companies, net of impairments includes the following restructuring and impairment charges:
- In 2004 and 2003, charges of $35 million and $7 million, respectively, to impair equity method investments in the Telecommunications segment to their estimated fair value.
- In 2004, Dow Corning Corporation recorded charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy. Our equity earnings included $21 million related to these charges.
- In 2005 and 2003, charges of $106 million and $66 million, respectively, to reflect our share of Samsung Corning Co., Ltd.'s asset impairment charges.

(7) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

(8) Restructuring, impairment and other charges and (credits) includes: in 2005, an impairment charge of $25 million for the other-than-temporary decline in our investment in Avanex below its cost basis; a loss of $16 million associated with the redemption or retirement of debt.

(9) (Provision) benefit for income taxes includes, in 2005, a net $443 million charge to tax expense which included a $525 million increase to our valuation allowance against deferred tax assets resulting from our conclusion that the sale of an appreciated asset no longer met the criteria established by SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109) for a viable tax planning strategy offset by an $82 million credit to tax expense primarily related to the tax impact of eliminating the minimum pension liability associated with our domestic defined benefit plan.

Each of our reportable segments is concentrated across a relatively small number of customers. For the year ended December 31, 2005, five customers of the Display Technologies segment, each of which accounted for more than 10% of segment net sales, accounted for 75% of total segment sales. In the Telecommunications segment, two customers, each of which accounted for more than 10% of this segment's net sales, accounted for 29% of total segment sales in 2005. In the Environmental Technologies segment, three customers, each of which accounted for more than 10% of segment sales, represented 76% of total segment sales in 2005. In the Life Sciences segment, one customer accounted for 53% of this segment's sales for 2005.

18. Operating Segments (continued)

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2005	2004	2003
Net income (loss) of reportable segments	**$1,080**	$(1,331)	$ 89
Non-reportable operating segments net (loss) income[1]	**(100)**	16	(139)
Unallocated amounts:			
Non-segment loss and other[2]	**(21)**	(13)	(51)
Non-segment restructuring, impairment and other (charges) and credits	**(25)**	4	(13)
Asbestos settlement	**(197)**	(33)	(413)
Interest income	**61**	25	32
(Loss) gain on repurchases of debt	**(16)**	(36)	19
(Provision) benefit for income taxes[3]	**(451)**	(933)	170
Minority interests			
Equity in earnings of associated companies, net of impairments[4]	**254**	116	83
Income from discontinued operations		20	
Net income (loss)	**$ 585**	$(2,165)	$(223)

(1) Non-reportable operating segments net (loss) income includes the results of non-reportable operating segments.

(2) Non-segment loss and other includes the results of non-segment operations and other corporate activities.

(3) (Provision) benefit for income taxes includes taxes associated with non-segment restructuring, impairment and other charges (credits) as well as $525 million and $937 million for the impact of establishing a valuation allowance against certain deferred tax assets in 2005 and 2004, respectively, and offset by an $82 million benefit primarily for the impact of eliminating the minimum pension liability of our domestic qualified plan in 2005.

(4) Equity in earnings of associated companies, net of impairments includes amounts derived from corporate investments, primarily Dow Corning Corporation.

The following table provides net sales for the Telecommunications segment (in millions):

	Years ended December 31,		
	2005	2004	2003
Net sales:			
Optical fiber and cable	**$ 834**	$ 755	$ 760
Hardware and equipment	**789**	784	612
Photonic technologies			54
Total net sales	**$1,623**	$1,539	$1,426

The following table provides net sales for the Environmental Technologies segment (in millions):

	Years ended December 31,		
	2005	2004	2003
Net sales:			
Automotive	**$482**	$479	$430
Diesel	**98**	69	46
Total net sales	**$580**	$548	$476

18. Operating Segments (continued)

The following table provides net sales for the Unallocated and Other segment (in millions):

	Years ended December 31,		
	2005	2004	2003
Net sales:			
Conventional video components		$ 3	$ 65
Other businesses	**$352**	347	247
Total net sales	**$352**	$350	$312

A reconciliation of reportable segment assets to consolidated assets follows (in millions):

	Years ended December 31,		
	2005	2004	2003
Total assets of reportable segments	**$ 5,642**	$4,521	$ 3,732
Non-reportable operating segments assets	**772**	724	682
Unallocated amounts:			
Current assets(1)	**2,682**	2,169	1,698
Investments(2)	**300**	407	274
Property, net(3)	**836**	886	973
Other non-current assets(4)	**943**	1,003	3,393
Total assets	**$11,175**	$9,710	$10,752

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.

(2) Represents corporate investments in associated companies, at both cost and equity (primarily Dow Corning Corporation).

(3) Represents corporate property not specifically identifiable to an operating segment.

(4) Includes non-current corporate assets, pension assets and deferred taxes.

18. Operating Segments (concluded)

Information concerning principal geographic areas was as follows (in millions):

	2005		2004		2003	
	Net Sales	**Long-lived Assets[(1)]**	Net Sales	Long-lived Assets[(1)]	Net Sales	Long-lived Assets[(1)]
North America						
United States	**$1,339**	**$3,400**	$1,337	$2,982	$1,222	$4,435
Canada	**107**		120		88	70
Mexico	**56**	**114**	43	23	65	72
Total North America	**1,502**	**3,514**	1,500	3,005	1,375	4,577
Asia Pacific						
Japan	**688**	**541**	540	511	382	349
Taiwan	**1,230**	**1,696**	705	985	322	231
China	**144**	**74**	101	73	134	191
Korea	**53**	**1,092**	60	938	55	620
Other	**155**	**3**	174	8	150	22
Total Asia Pacific	**2,270**	**3,406**	1,580	2,515	1,043	1,413
Europe						
Germany	**261**	**159**	274	212	198	295
France	**43**	**105**	40	124	42	133
United Kingdom	**81**	**69**	65	80	74	67
Italy	**30**		38		36	268
Other	**265**	**36**	236	32	194	77
Total Europe	**680**	**369**	653	448	544	840
Latin America						
Brazil	**19**	**3**	19	3	17	2
Other	**16**		12		11	1
Total Latin America	**35**	**3**	31	3	28	3
All Other	**92**	**13**	90	18	100	
Total	**$4,579**	**$7,305**	$3,854	$5,989	$3,090	$6,833

(1) Long-lived assets primarily include investments, plant and equipment, goodwill and other intangible assets.

19. Subsequent Events

On January 1, 2006, Corning changed its measurement of segment profit or loss for the following items:

- We removed the net impact of financing costs, such as interest expense on debt instruments and interest costs associated with benefit plans, from reportable segments and included these amounts in Corporate unallocated expense.
- We changed the allocation method for taxes to more closely reflect the company's current tax position.
- We removed the impact of non-cash stock compensation expense from reportable segments and included this amount in Corporate unallocated expense.
- We removed the allocation of exploratory research, development and engineering expense from the reportable segments and included these amounts in Corporate unallocated expense.
- We changed certain other expense allocation methods for Corporate functions.

The following provides historical segment information reflecting these changes in the measurement of segment profit or loss for 2005, 2004 and 2003 and quarterly information for 2005.

Our reportable operating segments follow:

- Display Technologies – manufactures liquid crystal display glass for flat panel displays;
- Telecommunications – manufactures optical fiber and cable and hardware and equipment components for the telecommunications industry;
- Environmental Technologies – manufactures ceramic substrates and filters for automobile and diesel applications; and
- Life Sciences – manufactures glass and plastic consumables for scientific applications.

The Environmental Technologies reportable segment is an aggregation of our Automotive and Diesel operating segments, as these two segments share similar economic characteristics, products, customer types, production processes and distribution methods.

All other operating segments that do not meet the quantitative threshold for separate reporting have been grouped as "Other Segments."

19. Subsequent Events (continued)

Restated Segment Information (in millions)

	Display Technologies	Telecom-munications	Environmental Technologies	Life Sciences	Other Segments	Total
For the year ended December 31, 2005						
Net sales	$1,742	$ 1,623	$580	$282	$ 352	$ 4,579
Depreciation(1)	$ 185	$ 180	$ 70	$ 20	$ 35	$ 490
Amortization of purchased intangibles		$ 13				$ 13
Research, development and engineering expenses(2)	$ 107	$ 76	$102	$ 40	$ 28	$ 353
Restructuring, impairment and other charges and (credits) (before-tax and minority interest)		$ (47)			$ (16)	$ (63)
Income tax provision	$ (122)	$ (15)	$ (5)	$ (2)	$ (3)	$ (147)
Earnings (loss) before minority interest and equity earnings (loss)(3)	$ 823	$ 61	$ 15	$ (4)	$ 19	$ 914
Minority interests(4)		$ 2			$ (9)	$ (7)
Equity in earnings (loss) of associated companies(5)	$ 416	$ 5			$ (76)	$ 345
Net income (loss)	$1,239	$ 68	$ 15	$ (4)	$ (66)	$ 1,252
Investment in associated companies, at equity	$ 860	$ 11	$ 31		$ 296	$ 1,198
Segment assets(6)	$3,626	$ 1,153	$726	$137	$ 573	$ 6,215
Capital expenditures	$1,250	$ 43	$171	$ 17	$ 25	$ 1,506
For the year ended December 31, 2004						
Net sales	$1,113	$ 1,539	$548	$304	$ 350	$ 3,854
Depreciation(1)	$ 129	$ 209	$ 63	$ 20	$ 51	$ 472
Amortization of purchased intangibles		$ 37				$ 37
Research, development and engineering expenses(2)	$ 70	$ 69	$ 76	$ 27	$ 32	$ 274
Restructuring, impairment and other charges and (credits) (before-tax and minority interest)		$ 1,798			$ (6)	$ 1,792
Income tax (provision) benefit	$ (71)	$ (25)	$(40)	$(30)	$ 12	$ (154)
Earnings (loss) before minority interest and equity earnings (loss)(3)	$ 429	$(1,843)	$ 20	$ 16	$ (23)	$(1,401)
Minority interests(4)		$ 2			$ (18)	$ (16)
Equity in earnings (loss) of associated companies(5)	$ 288	$ (33)	$ 1		$ 72	$ 328
Income (loss) from continuing operations	$ 717	$(1,874)	$ 21	$ 16	$ 30	$(1,090)
Discontinued operations					$ 20	$ 20
Net income (loss)	$ 717	$(1,874)	$ 21	$ 16	$ 50	$(1,070)
Investment in associated companies, at equity	$ 582	$ 23	$ 31		$ 441	$ 1,077
Segment assets(6)	$2,470	$ 1,341	$587	$123	$ 724	$ 5,245
Capital expenditures	$ 640	$ 32	$124	$ 11	$ 26	$ 833
For the year ended December 31, 2003						
Net sales	$ 595	$ 1,426	$476	$281	$ 312	$ 3,090
Depreciation(1)	$ 97	$ 245	$ 55	$ 21	$ 52	$ 470
Amortization of purchased intangibles		$ 37				$ 37
Research, development and engineering expenses(2)	$ 48	$ 108	$ 74	$ 20	$ 41	$ 291
Restructuring, impairment and other charges and (credits) (before-tax and minority interest)		$ (36)			$ 133	$ 97
Income tax (provision) benefit	$ (69)	$ 68	$(22)	$(15)	$ 70	$ 32
Earnings (loss) before minority interest and equity earnings (loss)(3)	$ 130	$ (108)	$ 43	$ 31	$(190)	$ (94)
Minority interests(4)					$ 75	$ 75
Equity in earnings (loss) of associated companies(5)	$ 144	$ (11)			$ (7)	$ 126
Net income (loss)	$ 274	$ (120)	$ 43	$ 31	$(122)	$ 106
Investment in associated companies, at equity	$ 299	$ 59	$ 30		$ 383	$ 771
Segment assets(6)	$1,297	$ 1,848	$485	$111	$ 720	$ 4,461
Capital expenditures	$ 251	$ 15	$ 69	$ 7	$ 23	$ 365

19. Subsequent Events (continued)

(1) Depreciation expense for Corning's reportable segments includes an allocation of depreciation of corporate property not specifically identifiable to a segment.

(2) Research, development, and engineering expenses includes direct project spending which is identifiable to a segment.

(3) Many of Corning's administrative and staff functions are performed on a centralized basis. Where practicable, Corning charges these expenses to segments based upon the extent to which each business uses a centralized function. Other staff functions, such as corporate finance, human resources and legal are allocated to segments, primarily as a percentage of sales.

(4) Minority interests included the impact of the following restructuring, impairment, and other charges (credits):
- In 2004, gains from the sale of assets of Corning Asahi Video (CAV) in excess of assumed salvage value of $17 million, and reversals of CAV severance reserves of $2 million.
- In 2003, impairment charges for long-lived assets of CAV and exit costs of $57 million.

(5) Equity in earnings of associated companies, net of impairments includes the following restructuring and impairment charges:
- In 2004 and 2003, charges of $35 million and $7 million, respectively, to impair equity method investments in the Telecommunications segment to their estimated fair value.
- In 2005 and 2003, $106 million and $66 million, respectively, to reflect our share of Samsung Corning Co., Ltd.'s asset impairment charges.

(6) Segment assets include inventory, accounts receivable, property and associated equity companies and cost investments.

A reconciliation of reportable segment net income (loss) to consolidated net income (loss) follows (in millions):

	Years ended December 31,		
	2005	2004	2003
Net income (loss) of reportable segments	**$1,318**	$(1,120)	$ 228
Non-reportable segments	**(66)**	50	(122)
Unallocated amounts:			
Net financing costs[1]	**(101)**	(172)	(155)
Stock-based compensation expense	**(37)**	(11)	(1)
Exploratory research	**(77)**	(68)	(43)
Corporate contributions	**(24)**	(17)	(24)
Equity in earnings of associated companies, net of impairments[2]	**253**	116	82
Asbestos settlement[3]	**(197)**	(33)	(413)
Other corporate items[4]	**(484)**	(910)	225
Net income (loss)	**$ 585**	$(2,165)	$(223)

(1) Net financing costs include interest expense, interest income, and interest costs and investment gains associated with benefit plans.

(2) Equity in earnings of associated companies, net of impairments represents equity in earnings of Dow Corning Corporation which includes the following items:
- In 2005, a gain of $11 million which represents our share of Dow Corning's gain on the issuance of subsidiary stock.
- In 2004, charges of $21 million which represents our share of Dow Corning's charges related to restructuring actions and adjustments to interest liabilities recorded on its emergence from bankruptcy.

(3) As part of Corning's asbestos settlement arrangement to be incorporated into the Pittsburgh Corning Corporation reorganization plan, Corning will contribute, when the reorganization plan becomes effective, 25 million shares of Corning common stock to a trust. This portion of the asbestos liability requires adjustment based upon movements in Corning's common stock price prior to contribution of the shares to the trust. In 2005, 2004, and 2003, Corning recorded a charge of $197 million, $33 million, and $115 million, respectively, to reflect the movement in Corning's common stock price in each year. In 2003, Corning also recorded a charge of $298 million to reflect the initial liability based on the terms of the settlement agreement.

(4) Other corporate items include the tax impact of the unallocated amounts and the following significant items:
- In 2005, an impairment charge of $25 million for the other-than-temporary decline in our investment in Avanex below its cost basis; a loss of $16 million associated with the redemption or retirement of debt; a net $443 million charge to tax expense which included a $525 million increase to our valuation allowance against deferred tax assets resulting from our conclusion that the sale of an appreciated asset no longer met the criteria established by SFAS No. 109, "Accounting for Income Taxes" (SFAS No. 109) for a viable tax planning strategy offset by an $82 million credit to tax expense primarily related to the tax impact of eliminating the minimum pension liability associated with our domestic defined benefit plan.
- In 2004, a $937 million charge to tax expense as a result of the company's decision to provide a valuation allowance against a significant portion of its deferred tax assets and a loss of $36 million associated with the retirement of significant portion of Corning's long-term debt.

19. Subsequent Events (concluded)

A reconciliation of reportable segment assets to consolidated assets follows (in millions):

	Years ended December 31,		
	2005	2004	2003
Total assets of reportable segments	**$ 5,642**	$4,521	$ 3,741
Non-reportable segments	**573**	724	720
Unallocated amounts:			
Current assets(1)	**2,682**	2,169	1,701
Investments(2)	**499**	407	274
Property, net(3)	**836**	886	932
Other non-current assets(4)	**943**	1,003	3,384
Total assets	**$11,175**	$9,710	$10,752

(1) Includes current corporate assets, primarily cash, short-term investments and deferred taxes.

(2) Represents corporate investments in associated companies, at both cost and equity (primarily Dow Corning Corporation).

(3) Represents corporate property not specifically identifiable to an operating segment.

(4) Includes non-current corporate assets, pension assets and deferred taxes.

Corning Incorporated and Subsidiary Companies
Valuation Accounts and Reserves
(in millions)

Year ended December 31, 2005	**Balance at Beginning of Period**	**Additions**	**Net Deductions and Other**	**Balance at End of Period**
Doubtful accounts and allowances	**$ 30**	**$ 3**	**$ 9**	**$ 24**
Deferred tax assets valuation allowance	**$1,685**	**$2,025**	**$105**	**$3,605**
Accumulated amortization of purchased intangible assets	**$ 196**	**$ 13**	**$ 9**	**$ 200**
Reserves for accrued costs of business restructuring	**$ 95**	**$ 30**	**$ 40**	**$ 85**

Year ended December 31, 2004	Balance at Beginning of Period	Additions	Net Deductions and Other	Balance at End of Period
Doubtful accounts and allowances	$ 38	$ 4	$12	$ 30
Deferred tax assets valuation allowance	$469	$1,216		$1,685
Accumulated amortization of purchased intangible assets	$147	$ 49		$ 196
Reserves for accrued costs of business restructuring	$186	$ 2	$93	$ 95

Year ended December 31, 2003	Balance at Beginning of Period	Additions	Net Deductions and Other	Balance at End of Period
Doubtful accounts and allowances	$ 59	$ 5	$ 26	$ 38
Deferred tax assets valuation allowance	$417	$ 52		$469
Accumulated amortization of purchased intangible assets	$104	$ 43		$147
Reserves for accrued costs of business restructuring	$405	$127	$346	$186

QUARTERLY OPERATING RESULTS
(unaudited)

(In millions, except per share amounts)

2005	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total Year**
Net sales	**$1,050**	**$1,141**	**$1,188**	**$1,200**	**$4,579**
Gross margin	**$ 429**	**$ 483**	**$ 545**	**$ 527**	**$1,984**
Restructuring, impairment and other charges and (credits)	**$ 19**	**$ (1)**	**$ 28**	**$ (84)**	**$ (38)**
Asbestos settlement	**$ (16)**	**$ 137**	**$ 68**	**$ 8**	**$ 197**
(Loss) income from continuing operations before income taxes, minority interests and equity earnings	**$ 103**	**$ 42**	**$ 159**	**$ 268**	**$ 572**
(Provision) benefit for income taxes	**(19)**	**(44)**	**(28)**	**(487)**	**(578)**
Minority interests	**(1)**	**(5)**	**(2)**	**1**	**(7)**
Equity in earnings of associated companies, net of impairments	**166**	**172**	**74**	**186**	**598**
Net (loss) income	**$ 249**	**$ 165**	**$ 203**	**$ (32)**	**$ 585**
Basic (loss) earnings per common share	**$ 0.18**	**$ 0.11**	**$ 0.14**	**$ (0.02)**	**$ 0.40**
Diluted (loss) earnings per common share	**$ 0.17**	**$ 0.11**	**$ 0.13**	**$ (0.02)**	**$ 0.38**

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$ 844	$ 971	$ 1,006	$1,033	$ 3,854
Gross margin	$ 300	$ 346	$ 404	$ 365	$ 1,415
Restructuring, impairment and other charges and (credits)	$ 34	$ (34)	$ 1,794	$ (5)	$ 1,789
Asbestos settlement	$ 19	$ 47	$ (50)	$ 17	$ 33
(Loss) income from continuing operations before income taxes, minority interests and equity earnings	$ (64)	$ 36	$(1,619)	$ 67	$(1,580)
(Provision) benefit for income taxes	12	(24)	(985)	(34)	(1,031)
Minority interests		(11)	(3)	(3)	(17)
Equity in earnings of associated companies, net of impairments	107	107	96	133	443
Loss from continuing operations	$ 55	$ 108	$(2,511)	$ 163	$(2,185)
Income from discontinued operations[1]			20		20
Net (loss) income	$ 55	$ 108	$(2,491)	$ 163	$(2,165)
Basic (loss) earnings per common share from:					
Continuing operations	$0.04	$0.08	$ (1.79)	$ 0.12	$ (1.57)
Discontinued operations			0.01		0.01
Basic (loss) earnings per common share	$0.04	$0.08	$ (1.78)	$ 0.12	$ (1.56)
Diluted (loss) earnings per common share from:					
Continuing operations	$0.04	$0.07	$ (1.79)	$ 0.11	$ (1.57)
Discontinued operations			0.01		0.01
Diluted (loss) earnings per common share	$0.04	$0.07	$ (1.78)	$ 0.11	$ (1.56)

(1) Discontinued operations are described in Note 2 (Discontinued Operations) to the Consolidated Financial Statements.

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CORPORATE VALUES

Corning's Values provide an unchanging moral and ethical compass that guides the actions of everyone in the company. The corporate values are: Quality, Integrity, Performance, Leadership, Innovation, Independence and The Individual..

TOTAL QUALITY

It is the policy of Corning Incorporated to achieve Total Quality through Performance Excellence. Performance Excellence is Quality in Action—Values, Execution and Improvement. This means each of us, individually and in teams, will understand, anticipate and surpass the expectations of customers and markets without error, on time, every time.

CORNING INCORPORATED ENVIRONMENTAL POLICY

Corning Incorporated is committed to protecting the environment through continuous improvement of our processes, products and services.

We achieve this by:
— Complying with and striving to meet or exceed all applicable laws, regulations, and company standards
— *Maintaining Environmental Management Systems* which include:
  - Assuring policy implementation
  - Establishing goals and targets
  - Conducting environmental audits and progress reviews
  - Communicating the policy
— Promoting measures to reduce the amount or impact of:
  - Air emissions
  - Water usage
  - Wastewater discharge
  - Waste disposal
  - Energy usage
— Implementing the reuse or recycling of waste materials
— Promoting environmental awareness
— Encouraging the use of environmentally friendly technologies and materials in our research, development, and engineering processes

In summary, Corning is committed to operating in an environmentally responsible manner.

CORNING INCORPORATED FOUNDATION

Corning Incorporated Foundation was established in 1952 to administer the charitable contributions of Corning Incorporated. Grants to communities in which Corning operates account for over 50% of the Foundation's investments. Typical recipients are performing arts organizations, public school systems, libraries, hospitals and other institutions which promote the quality of life in locations where we operate. Employee giving is encouraged by the Foundation through its Matching Gifts Program. A Foundation Report of Activities is available to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

ANNUAL MEETING

The annual meeting of shareholders will be held on Thursday, April 27, 2006, in Corning, NY. A formal notice of the meeting together with a proxy statement will be mailed to shareholders on or about March 8, 2006. The proxy statement can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com. A summary report of the proceedings at the annual meeting will be available without charge upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831.

ADDITIONAL INFORMATION

A copy of Corning's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Ms. Denise A. Hauselt, Secretary and Assistant General Counsel, Corning Incorporated, HQ-E2-10, Corning, NY 14831. The Annual Report, proxy statement, Form 10-K, Form 10-Q and other information can also be accessed electronically through the Investor Relations category of the Corning home page on the Internet at www.corning.com.

INVESTOR INFORMATION

Investment analysts and investors who need additional information may contact Mr. Kenneth C. Sofio, Director of Investor Relations, Corning Incorporated, HQ-E2-25, Corning, NY 14831; Telephone 607.974.9000

COMMON STOCK

Corning Incorporated common stock is listed on the New York Stock Exchange and the SWX Swiss Exchange. In addition, it is traded on the Boston, Midwest, Pacific and Philadelphia stock exchanges. Common stock options are traded on the Chicago Board Options Exchange. The abbreviated ticker symbol for Corning Incorporated is "GLW."

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services LLC
2 North LaSalle Street
Chicago, IL 60602
Telephone: 800.255.0461
Website: www.computershare.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
300 Madison Ave.
New York, NY 10017

EXECUTIVE CERTIFICATIONS

Corning submitted its 2005 Annual CEO Certification to NYSE on compliance with NYSE corporate governance listing standards, and filed with SEC its Sarbanes Oxley Act 302 Certifications as exhibits to its most recent Form 10-K.

Corning is an equal opportunity employer.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements in this Annual Report that are not historical facts or information are forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause the outcome to be materially different. Such risks and uncertainties include, but are not limited to:

— global economic and political conditions,
— tariffs, import duties and currency fluctuations,
— product demand and industry capacity,
— competitive products and pricing,
— sufficiency of manufacturing capacity and efficiencies,
— availability and costs of critical components and materials,
— new product development and commercialization,
— order activity and demand from major customers
— fluctuations in capital spending by customers
— disruptions in commercial activities due to terrorist activity, armed conflict, political instability or major health concerns,
— facility expansions and new plant start-up costs,
— effect of regulatory or legal developments,
— adequacy and availability of insurance,
— capital resource and cash flow activities,
— ability to pace capital spending to customer demand,
— credit rating and ability to obtain financing and capital,
— financial risk management,
— capital spending,
— equity company activities,
— interest costs,
— restructuring, goodwill and intangible asset impairment charges,
— acquisition and divestiture activities,
— rate of technology change,
— level of excess or obsolete inventory,
— ability to enforce patents,
— adverse litigation,
— product, materials and components performance issues,
— stock price fluctuations,
— rate of substitution by end-users purchasing LCDs,
— downturn in demand for LCD glass substrates,
— customer ability to maintain profitable operations and obtain financing to fund expansions,
— fluctuations in supply chain inventory level,
— movements in foreign exchange rates, and
— other risks detailed in Corning's SEC filings.

Neither this report nor any statement contained herein is furnished in connection with any offering of securities or for the purpose of promoting or influencing the sale of securities.

TRADEMARKS

The following trademarks of Corning Incorporated appear in this report: Corning, Discovering Beyond Imagination, Epic, Flame of Discovery Design and Pyrex.

Bubble Nebula image provided by NASA through the Great Images in NASA Library.

Quaoar illustration provided by: NASA and G. Bacon (STScI)

Printed in USA

Board of Directors

John Seely Brown
Retired Chief Scientist
Xerox Corporation
Palo Alto, CA

James B. Flaws
Vice Chairman
and Chief Financial Officer
Corning Incorporated
Corning, NY

Gordon Gund
Chairman
and Chief Executive Officer
Gund Investment Corporation
Princeton, NJ

John M. Hennessy
Senior Advisor
Credit Suisse First Boston
New York, NY

James R. Houghton
Chairman of the Board
Corning Incorporated
Corning, NY

Jeremy R. Knowles
Professor and Former Dean,
Faculty of Arts & Sciences
Harvard University
Cambridge, MA

James J. O'Connor
Retired Chairman
and Chief Executive Officer
Unicom Corporation
Chicago, IL

Deborah D. Rieman
Retired President
and Chief Executive Officer
Check Point Software
Technologies, Incorporated
Woodside, CA

H. Onno Ruding
Retired Vice Chairman
and Director
Citicorp and Citibank, N.A.
Brussels, Belgium

Eugene C. Sit
Chairman, Chief Executive
Officer and Chief Investment
Officer
Sit Investment Associates, Inc.
Minneapolis, MN

William D. Smithburg
Retired Chairman, President
and Chief Executive Officer
The Quaker Oats Company
Chicago, IL

Hansel E. Tookes, II
Retired Chairman and
Chief Executive Officer
Raytheon Aircraft Company
Arlington, VA

Peter F. Volanakis
Chief Operating Officer
Corning Incorporated
Corning, NY

Padmasree Warrior
Executive Vice President
and Chief Technology Officer
Motorola Inc.
Schaumburg, IL

Wendell P. Weeks
President
and Chief Executive Officer
Corning Incorporated
Corning, NY

Corporate Officers

James R. Houghton
Chairman of the Board

Wendell P. Weeks
President
and Chief Executive Officer

James B. Flaws
Vice Chairman
and Chief Financial Officer

Peter F. Volanakis
Chief Operating Officer

Kirk P. Gregg
Executive Vice President
and Chief Administrative
Officer

Joseph A. Miller Jr.
Executive Vice President
and Chief Technology Officer

Pamela C. Schneider
Senior Vice President
and Operations Chief of Staff

Katherine A. Asbeck
Senior Vice President —
Finance

William D. Eggers
Senior Vice President
and General Counsel

Mark S. Rogus
Senior Vice President
and Treasurer

Denise A. Hauselt
Corporate Secretary
and Assistant General Counsel

Jane D. Poulin
Chief Accounting Officer

Tony Tripeny
Vice President and
Corporate Controller

Other Officers

Larry Aiello Jr.
President
and Chief Executive Officer —
Corning Cable Systems

Thomas Appelt
Vice President and General
Manager —
Automotive Technologies

R. Pierce Baker III
Senior Vice President
and General Manager —
Life Sciences

Robert B. Brown
Executive Vice President
Environmental Technologies

James P. Clappin
General Manager —
Display Technologies,
President —
Display Technologies Asia

Charles R. Craig
Vice President —
Science & Technology
and Director of
Administration
and Operations

Alan T. Eusden
Senior Vice President —
Corning Shared Services
and Finance Strategy

Kurt R. Fischer
Senior Vice President —
Human Resources

Richard J. Fishburn
Senior Vice President
and Chief Information Officer

Vincent P. Hatton
Senior Vice President —
Legal Department

Thomas R. Hinman
Vice President
and General Manager —
Diesel Technologies

Clark S. Kinlin
General Manager —
Greater China

Mark W. Lauroesch
Vice President and
General Intellectual Property
Counsel

John P. MacMahon
Vice President —
Global Compensation and
Benefits

Jean-Pierre Mazeau
Vice President — Science &
Technology and Director
Corporate Product and
Process Development

Donald A. McCabe Jr.
Vice President —
Manufacturing and
Performance Excellence

E. Marie McKee
Senior Vice President —
Corning Incorporated

Donald B. McNaughton
Senior Vice President —
International and Strategic
Ventures

Lawrence D. McRae
Senior Vice President —
Corporate Development

David L. Morse
Vice President —
Science & Technology
and Director of Corporate
Research

Eric S. Musser
Vice President
and General Manager —
Optical Fiber

Mark A. Newhouse
Vice President —
Strategic Growth

William Plerhoples
Senior Vice President
Manufacturing, Technology
and Engineering

Timothy J. Regan
Senior Vice President —
Government Affairs

Thomas L. Shillinglaw
Vice President
and Assistant General Counsel

James R. Steiner
Senior Vice President
and General Manager —
Specialty Materials

Board Committees

[illegible] Relations (4) Finance (5) Nominating & Corporate Governance (6) Pension (7) Executive


Purer
Faster
Smarter
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Farther
Thinner
Larger
CORNING
Longer

One Riverfront Plaza, Corning, New York 14831 P: 607 974 9000 www.corning.com
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